
Delek
US
13002165

# CREATING VALUE

IN A CHANGING WORLD

2012 ANNUAL REPORT

# ABOUT US

Founded in 2001, Delek US Holdings, Inc. (NYSE: DK) is a diversified energy company with assets in the petroleum refining, logistics and retail industries.

Delek US consists of three business segments: REFINING, LOGISTICS and RETAIL.

## Refining Segment

Delek US' subsidiaries own and operate refineries in Tyler, Texas, and El Dorado, Arkansas, with a combined nameplate production capacity of 140,000 barrels per day. Tyler is a 60,000-barrel-per-day inland refinery that processes primarily local sweet crude oils and manufactures mostly light, high-value, refined products, such as gasoline and distillate fuel. Tyler primarily serves a niche market in east Texas. El Dorado is an 80,000-barrel-per-day inland, mid-continent refinery that has the flexibility to process a combination of local, Mid-Continent, Gulf Coast and rail-supplied crudes. El Dorado manufactures a combination of light products, in addition to a slate of industrial products, including asphalt.

## Logistics Segment

Delek US beneficially owns 62.4 percent (including the 2 percent general partner interest) of Delek Logistics Partners, LP. (NYSE: DKL). Delek Logistics Partners is a growth-oriented master limited partnership focused on owning and operating midstream energy infrastructure assets. On November 7, 2012, Delek Logistics completed its initial public offering, which includes certain assets formerly in the Delek US marketing segment, and pipeline and related tankage assets previously in the Delek US refining segment. As a result, the marketing segment has been renamed logistics and includes 100 percent of the performance of Delek Logistics Partners, LP. Adjustments for minority interest are made on a consolidated basis.

## Retail Segment

Delek US' MAPCO Express, Inc. subsidiary supplies fuels and merchandise through a network of approximately 373 company-operated convenience store locations operated under the MAPCO Express®, MAPCO Mart®, East Coast®, Fast Food and Fuel™, Favorite Markets®, Delta Express® and Discount Food Mart™ brand names.

# FINANCIAL HIGHLIGHTS

## SEGMENT CONTRIBUTION MARGIN

IN MILLIONS


$24.8
$52.4
$62.4
$30.4
$45.2
$379.6
$37.2
$45.2
$586.1
2010
2011
2012
LOGISTICS
RETAIL
REFINING

## HSD 5-3-2 GULF COAST CRACK SPREAD

PER BARREL


$17.54
$23.14
$30.80
$20.34
$23.87
$25.42
$29.96
$26.71
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

## TOTAL REFINING SYSTEM THROUGHPUTS

BARRELS PER DAY


58,461
58,461
127,784
67,750
60,034
145,878
86,066
59,812
146,190
82,468
63,722
134,017
78,492
55,525
127,097
70,368
56,729
130,346
69,757
60,589
141,346
74,765
66,581
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
TYLER REFINERY
EL DORADO REFINERY

# OPERATIONS

**Our refining operations** are strategically located allowing access to a number of third-party pipelines, creating flexibility in our operations. With access to the Longview, Texas crude hub, we have the ability to receive Mid-Continent crude, including Midland, Texas sourced crude supplies. We can also receive crude oil from the Gulf Coast region as well. This combined with our rail supplied crude initiative, provides multiple crude sources allowing more options for our refineries. We also operate 373 convenience store locations in seven southeastern states.



CUSHING
OKLAHOMA CITY
Seaway
LITTLE ROCK
EL DORADO
MEMPHIS
NASHVILLE
KNOXVILLE
BRENTWOOD
Sunoco Mid Valley
Red River
DALLAS
SHREVEPORT
MIDLAND
ABILENE
FORT WORTH
TYLER
MONROE
Sunoco West Texas Gulf
SAN ANGELO
WACO
Seaway
Paline
Millennium
ExxonMobil North Line
ST. JAMES
NEW ORLEANS
BEAUMONT
FREEPORT
CORPORATE HEADQUARTERS
DELEK US REFINERIES
LONGVIEW, TX
THIRD PARTY CRUDE OIL PIPELINES
DELEK LOGISTICS CRUDE OIL PIPELINES
STATES WITH RETAIL PRESENCE


## ABOUT THE COVER

Delek's commitment to CREATING VALUE IN A CHANGING WORLD was evident in a variety of ways in 2012: the integration of our two refineries; the creation and successful IPO of Delek Logistics Partners, LP; expanded use of rail-supplied crude to alleviate the pressures of a major disruption in our supply chain; and returning value to our shareholders by increasing our regular quarterly dividend and declaring four special dividends throughout the year.



**Ezra Uzi Yemin**
Chairman, President & Chief Executive Officer

# FELLOW SHAREHOLDERS

What a year! During 2012, Delek US continued to excel in an evolving environment by quickly taking advantage of opportunities in the market.

We achieved record net income and ended the year in our strongest financial position ever. By unlocking the value in our logistics assets through a successful initial public offering of Delek Logistics Partners, LP in November 2012, we created a new platform for future growth. We also continued our long-standing commitment to return value to our shareholders by increasing our regular quarterly dividend and declaring four special dividends throughout the year.

Delek US reported full-year net income from continuing operations of $272.8 million, or $4.57 per diluted share, in 2012. This was a 64 percent increase from $2.78 per diluted share earned in 2011. Our record full-year results were attributable to great performance in the refining segment, which benefited from a combination of elevated Gulf Coast refined product margins, increased access to cost-advantaged feedstocks, and a full year of operation from our El Dorado refinery, which we purchased in April 2011.

2012 was our first full year operating two refineries (in Tyler, Texas, and El Dorado, Arkansas), and we focused on integrating them to operate as a system, rather than two individual operations. These efforts served us well, and, as a result, we exceeded our original synergy targets and developed multi-asset expertise that we will be able to leverage in the future. We continued to identify quick-hit capital projects, which have increased synergies between our refineries and improved efficiencies in our operations. During 2012, we completed the vacuum tower bottoms project at our Tyler refinery, allowing the transfer of asphalt from El Dorado to be converted into higher-value light products at Tyler. Also, our LSR/Sat Gas project at El Dorado was completed, improving liquid recovery of butane and propane, which can be sold rather than burned in the fuel system, thereby enhancing margins at this refinery. One of our most important strategic goals for 2012 was to develop even greater crude supply flexibility within our refinery system to allow increased access to cost-advantaged crudes. We made substantial progress toward improved pipeline access at both of our refineries that will allow cost-advantaged crude oil to be delivered from


CASH POSITION
DOLLARS IN MILLIONS
$601.7
$225.9
$49.1
2010
2011
2012

Midland, Texas during 2013. In addition, we have grown our ability to supply crude oil by rail to El Dorado and expect to expand this capability even further in the coming months.

While 2012 was a great year, it was not without its challenges. In late April, suspension of crude oil deliveries from a pipeline that has historically transported substantial volumes to El Dorado significantly impacted our supply of crude to that refinery. Normally, a supply disruption of this magnitude would result in extended downtime, but our team was able to rise to this challenge by focusing even further on our strategy of supply flexibility. We accelerated our crude oil by rail initiatives in El Dorado and capitalized on our integrated refinery system by shipping intermediate products from Tyler to be processed at El Dorado. While we have operated at reduced throughput rates since May 1, 2012, the quick response from our team allowed us to maintain operations in El Dorado during a strong market environment.

Our retail business also had a solid year. We continued implementing a series of strategic initiatives during 2012 designed to increase store traffic and create value for our customers. This resulted in same-store merchandising sales growth of 3.4 percent in 2012. We expanded our loyalty card program through our network and additional private-label products were added as well. We continued our efforts to reimage our stores and added new larger-format stores during the year. These efforts are designed to increase our brand identity in our key markets and we look forward to continued progress in 2013.

## Improving Financial Flexibility

With consistent performance and strong market conditions, our refinery cash flow generation remained robust throughout 2012. In addition, we received approximately $176 million of proceeds from the successful IPO by Delek Logistics. This further strengthened our financial position and gave us the flexibility to complete acquisitions and reduce outstanding debt, while returning cash to our shareholders. We ended 2012 with $602 million of cash and a net cash position of $240 million after debt; both represent record year-end balances for the Company. Acquisitions of the Nettleton pipeline and Big Sandy terminal, which improved our logistics asset base, were completed for $23 million in total. We reduced total debt outstanding from $433 million at the end of 2011 to $362 million at the end of 2012. This reduction included the early repayment of approximately $39 million of debt to our main shareholder, which also reduced our interest cost by approximately $1 million per quarter.

By looking for opportunities, while focusing on operational execution and financial discipline, we created value for our employees, our communities and our shareholders during 2012. We have continued to expand our organization, and we increased total employment by 230 to more than 4,000 in 2012 to support this growth. Through the Delek Fund for Hope, we donated $900,000 for community charities and groups that we support.

By many measures – net income generated, robust dividend payouts and the successful IPO of Delek Logistics – 2012 was an excellent year for our Company. Furthermore, we are most excited about the future and the ways in which we can leverage a great 2012 to deliver value going forward.

**WE CONTINUED OUR LONG-STANDING COMMITMENT TO RETURN VALUE TO OUR SHAREHOLDERS BY INCREASING OUR REGULAR QUARTERLY DIVIDEND AND DECLARING FOUR SPECIAL DIVIDENDS THROUGHOUT THE YEAR.**

**SHAREHOLDER EQUITY**
IN MILLIONS


$443.3
$653.6
$1,078.0
2010
2011
2012

**CASH DIVIDENDS**
CENTS PER SHARE


$0.15
$0.33
$0.50
2010
2011
2012

# DELEK US DRIVES SHAREHOLDER RETURNS

Returning value to our shareholders remains a high priority for us and, in 2012, our Board of Directors continued this long-standing commitment. As a sign of increased confidence in underlying business fundamentals and financial strength, in November 2012, our Board of Directors approved an increase in our regular quarterly dividend by more than 160 percent to $0.10 per share from $0.0375 per share. In addition, $0.39 per share of special dividends were declared during 2012, and when combined with $0.2125 per share of regular dividends, we declared $0.6025 per share in total and paid $0.5025 per share in 2012.

As we begin 2013, our annualized regular dividend is $0.40 per share, and we will continue to evaluate both our regular dividend and special dividends based on liquidity and market conditions as we move forward.

## Creating Value in a Changing World

Change is inevitable in any environment, but successful companies can create value despite the obstacle of change. At Delek US, we have always strived to be a nimble organization that can quickly take advantage of opportunities in our industry's ever-changing landscape. Initiatives to improve our crude supply flexibility and increase our participation in energy infrastructure development have put us in a strong position to continue adding value for shareholders. In 2012, our ability to leverage rail to alleviate the pressures of a major disruption in our supply chain was an excellent example of our culture's ability to navigate change. Another example of this competency is our ability to identify and implement "quick-hit" capital projects to increase production of higher-value products, improve efficiencies and add flexibility in our refinery system to take advantage of changing market conditions.

We remain well positioned to create value. With the continued increase in crude oil supply in the Mid-Continent region of the United States, our refinery locations are well-positioned to capitalize on the supply of cost-advantaged crude oil. Our locations allow us to sell our refined products in markets that are based on the higher-priced Gulf Coast region of the United States. We also continue to look for opportunities to leverage our retail network to distribute our refined products through locations near our refineries.

## Improving Crude Supply Flexibility

In order to improve our access to cost-advantaged crude supplies at our refineries, we moved forward on two initiatives that have the potential to increase our refinery margins and value of our operations:

» First, through improved pipeline access at both refineries, we plan to increase our system-wide access to Midland, Texas-based crude oil from 45,000 barrels per day to approximately 87,000 barrels per day during 2013. We will replace higher-priced crude with cost-advantaged supplies, while retaining flexibility to access other regions if differentials change in the future. Including our locally sourced crude, we will have approximately 105,000 barrels per day of cost-advantaged crude supply in our refining system, out of our 140,000 barrels per day of total capacity.

» Our second initiative is to increase our ability to bring rail-supplied crude to El Dorado. This will add greater flexibility and extends our reach in North America to access other sources of cost-advantaged crude. The team at Delek US was able to increase rail-supplied crude from approximately 1,000 barrels per day in May 2012 to approximately 17,200 barrels per day by the fourth quarter of 2012. In order to handle this growing volume, we are constructing a rail off-loading facility at our El Dorado refinery that can process approximately 12,000 barrels per day of heavy Canadian crude oil or up to 25,000 barrels a day of light crude oil. In addition, we have access to a third-party rail off-loading facility that has a 20,000-barrel-per-day capacity. This expands our ability to supply Canadian, Bakken, Eagleford and other cost-advantaged crude to our operations. It has also increased our logistics presence and given us the ability to supply third parties with crude as market conditions warrant.

Further, we continued to optimize our access to the growing Longview, Texas crude hub in 2012. This location in East Texas has exposure to Mid-Continent, Gulf Coast and local crude supplies. The importance of Longview lies not only in its strategic proximity to our refineries, but also in its position as a critical conduit in a region of growing energy infrastructure. During 2012, the Paline Pipeline, which was acquired in late 2011 and is now part of Delek Logistics, was reversed to carry crude south from Longview to the Gulf Coast. With increased energy infrastructure requirements to handle the growing crude supplies in the Mid-Continent region, we believe Longview will continue to increase in strategic importance to the North America energy markets.

## Refining Overview

Over the past several years, crude supply in the United States has continued to expand. According to a report from the American Petroleum Institute, crude oil output for 2012 in the United States increased 14 percent from 2011, or by approximately 800,000 barrels per day. This represents a 15-year high of 6.431 million barrels per day and is the largest annual increase on record.

As supplies have grown in the Mid-Continent region of the United States, differentials in the price of West Texas Intermediate at Cushing, Oklahoma and Brent crude, a global light sweet crude benchmark, remained wide for the second year in a row. This difference averaged $17.57 per barrel in 2012, which is a significant change from near-parity in 2010. This differential continued to benefit Mid-Continent refineries with access to cost-advantaged crude – compared to refineries on the East Coast or Gulf Coast, for example. These market conditions increased cash flow generation for the industry, particularly refineries with access to lower-priced Mid-Continent crude supplies. The benchmark Gulf Coast 5-3-2 crack spread averaged $26.50 per barrel in 2012, an increase from $22.98 per barrel in 2011. This environment also motivated refineries to operate at 87.7 percent utilization as compared with 85.4 percent in 2011.

As non-traditional shale oil fields have continued to develop and drilling efficiencies have improved, production levels have increased in the United States and Canada. This growth increased the bottleneck of supply at Cushing, Oklahoma, given the limited infrastructure to move the crude further south to Gulf Coast refineries.

While the growth in supply outpaced infrastructure development in 2011 and 2012, construction of both rail and pipeline projects will increase the ability to move Mid-Continent crude south and east in 2013. Pipelines from the Permian Basin in Texas and from Cushing, Oklahoma, as well as rail projects in the Bakken, may result in lower crude price differentials as these projects begin to operate. It remains to be seen how much these differentials will change if, as expected, supply from the oil fields in the United States and Canada continues to grow.

**INCREASING ACCESS TO COST-ADVANTAGED CRUDE**
**BARRELS PER DAY**


105,000
87,000
63,000
45,000
CURRENT
1H:13
TARGET
LOCAL
ARKANSAS
CRUDE OIL
MIDLAND
SOURCED


U.S. CRUDE OIL PRODUCTION
THOUSANDS OF BARRELS PER DAY
7,000
3,500
6,252
6,431
5,000
1998
2002
2008
2012

Sources: Energy Information Agency, American Petroleum Institute

## Refining Performance

Moving into the specific performance of our refining segment, we again had record results in 2012. The contribution margin increased by more than $206 million to $586 million in 2012. The improved results were primarily due to having two refineries for the full year, increased access to cost-advantaged crudes, a wider WTI Midland crude discount and a higher Gulf Coast 5-3-2 crack spread.

Our Tyler refinery operated at 94 percent of its 60,000-barrel-per-day capacity in 2012. Total sales volume for 2012 was approximately 61,400 barrels per day, including approximately 2,920 barrels per day of intermediates transferred to our El Dorado refinery. For 2012, the Tyler refinery's full-year refining margin was $20.39 per barrel – a record since we acquired it in 2005. During 2012, the Tyler refinery generated nearly $346 million in contribution margin, which is an increase from $291 in 2011 and significantly higher than approximately $62 million in 2010.

The El Dorado refinery contribution margin increased to approximately $238 million from $88 million in 2011, primarily due to improved market conditions, increased access to cost-advantaged crudes and a full year of ownership. In late April 2012, a suspension of crude oil deliveries from a supplier's pipeline resulted in a lower operating rate. The combination of rail-supplied crude and shipments of intermediate products from our Tyler refinery allowed us to continue to operate the refinery during a period of favorable market conditions. The El Dorado refinery margin improved to $12.56 per barrel from $8.38 per barrel in 2011. The El Dorado refinery was part of our operations for the entire year in 2012. On April 29, 2011, this refinery and related assets became part of our operations and were operated for 247 days in 2011.

## Logistics Performance

On November 7, 2012, Delek Logistics (NYSE: DKL) completed its initial public offering, and includes assets formerly in our marketing segment and most pipeline assets previously reported in our refining segment. As a result, our marketing segment has been renamed Logistics and includes 100 percent of the performance of Delek Logistics. We beneficially own 62.4 percent (including the 2 percent general partner interest) of Delek Logistics and adjustments for minority interest are made on a consolidated basis. Results for the fourth quarter and year ended 2012 include a combination of performance from predecessor operations prior to November 7, 2012 and Delek Logistics thereafter. For this reason results are not directly comparable on a year-over-year basis.

We have been focused on developing a logistics platform over the past two years, and these efforts culminated with the successful IPO by Delek Logistics. We look forward to continued growth in this segment as Delek Logistics expands its presence in the energy infrastructure markets.

**2012 WAS OUR FIRST FULL YEAR OPERATING TWO REFINERIES, AND WE FOCUSED ON INTEGRATING THEM TO OPERATE AS A SYSTEM, RATHER THAN AS TWO INDIVIDUAL OPERATIONS.**

## Retail Performance

The retail segment's contribution margin was approximately $45.2 million in 2012. This compares with $47.4 million in 2011, excluding a $2.2 million goodwill impairment charge. A decline in fuel and merchandising margins was not fully offset by lower operating expenses.

During 2012, we built six new stores and reimaged 16 store locations. Over the past five years, we have reimaged and constructed approximately 50 percent of our store locations to improve our image and brand identity.

Our initiatives to build brand identity are well underway. We have now added our MAPCO MY Reward$™ loyalty program in approximately 262 locations by the end of 2012, and more are expected in 2013. Private-label product penetration has improved, as we are offering our customers attractive values across different product groups. In addition, we now have 81 locations with food service offerings.

## Our Strategic Priorities

Entering 2013, our management team has outlined a number of strategic priorities, consistent with our near- and long-term objectives:

**Build on a winning culture.** We have worked to develop an organization that adapts to changes in our business environment and will continue to enhance this ability in the future.

**Maintain and continue to enhance our integrated, safe and reliable operations.** We intend to continue investing capital to improve our facilities and explore opportunities for further integration to create additional synergies, while remaining focused on operating safe, compliant and reliable operations across our businesses.

**Develop logistics and marketing capabilities.** With a growing crude supply in the United States, we will evaluate opportunities to expand our logistics presence to supply third parties, as well as support our refineries.

**Capitalize on crude slate flexibility.** By increasing crude oil supply flexibility, we can continue to enhance our ability to access lower-priced crude supplies as market pricing changes. We are improving our pipeline access to crude oil and will continue to grow our capability to receive crude oil by rail.


DKL
NYSE
Delek
LOGISTICS
DKL
NYSE

Company officials, friends and family celebrate the creation and successful IPO of Delek Logistics Partners, LP.

## IPO UNLOCKS THE VALUE IN OUR LOGISTICS ASSETS

A significant achievement for us during 2012 was the creation and successful IPO of Delek Logistics Partners, LP ("Delek Logistics"). Delek Logistics, which trades on the New York Stock Exchange under the symbol DKL, is a master limited partnership focused on owning and operating midstream energy infrastructure assets. We own 62.4 percent (including the 2 percent general partner interest) of Delek Logistics, and we contributed approximately 1,000 miles of pipelines, 1.7 million barrels of crude oil storage, our wholesale marketing business, and five light product terminals to Delek Logistics.

We are excited about Delek Logistics' opportunities for growth. Additional logistics assets, including rail offloading, truck terminals and tankage assets, remain with Delek US, and these are expected to be dropped down over the next two years, providing a stable growth trajectory. Also, we believe it is ideally positioned to take advantage of the changing crude supply landscape occurring in the United States today. New technologies and new discoveries are repositioning the United States as a significant global player in the energy industry. The International Energy Agency, in its World Energy Outlook 2012 report, now believes that the United States will become the number one producer of oil by 2020 and North America will become a net exporter of crude oil by 2030. As crude oil production continues to increase, the need for additional energy infrastructure will continue to expand at a rapid pace. Delek Logistics is well positioned to capitalize on the new midstream opportunities that will result from this expansion.



2012 was the first full year we operated the El Dorado refinery.

**Build brand identity.** Initiatives in our retail business will continue to focus on increasing our brand identity in the communities we serve through our loyalty program, offering value-added private-label products, and reimaging stores to offer convenience, value and service to our customers.

**Maintain financial discipline while exploring opportunities to increase value.** Our focus remains on creating value through expanding our organization, returning cash to shareholders, and maintaining flexibility to manage our business in a dynamic market environment.

## Looking Ahead

2012 was a great year for us. We are proud of our achievements, and we look forward to building on this success throughout 2013. We operated two refineries for a full year and surpassed our estimate for synergies that could be created as we integrated the El Dorado refinery into our system. By adding flexibility to our crude supply in our refinery system, we have developed the ability to access a more diverse crude slate. These efforts have clearly positioned us to be more dynamic as the crude landscape evolves over time. Finally, our logistics business offers us a platform to increase our presence in the energy infrastructure market and offers new avenues for future growth.

During 2012, our employees demonstrated their ability to adjust to a changing environment and found opportunities to create value. Our logistics presence grew quickly as we added rail-supplied crude, in addition to executing on our initiative to improve pipeline access at our refineries. The entire team remained motivated and focused on our strategic initiatives. I greatly appreciate their efforts this year.

A combination of strong market conditions and solid execution by our team resulted in a great financial position at the end of 2012. We remain disciplined in our decisions as we evaluate growth opportunities and ways to return value to our shareholders.

We look forward to new opportunities and continued growth in the year to come.

Sincerely,

**Ezra Uzi Yemin**
Chairman, President and Chief Executive Officer
Delek US Holdings, Inc.

**DELEK US ENDED 2012 WITH A RECORD $602 MILLION OF CASH AND A NET CASH POSITION OF $240 MILLION AFTER DEBT; BOTH REPRESENT RECORD YEAR-END BALANCES FOR THE COMPANY.**


Delek
US

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND**
**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS**

To Our Stockholders:

Notice is hereby given that the 2013 Annual Meeting of Stockholders of Delek US Holdings, Inc. (the "Company") will be held on Tuesday, May 7, 2013 at 2:00 PM, central daylight saving time, at the Drury Plaza Hotel, 1874 West McEwen Drive in Franklin, Tennessee, for the following purposes:

(1) To elect the seven nominees named in the accompanying Proxy Statement as directors of the Company to serve until the 2014 Annual Meeting and until their respective successors are elected and have been qualified;
(2) To approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders;
(3) To approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that members of the Company's Board of Directors could be removed with or without cause by a supermajority vote of stockholders;
(4) To approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions;
(5) To approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that the Company's bylaws, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders;
(6) To approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company's certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders;
(7) To approve the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company's Amended and Restated Certificate of Incorporation;
(8) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2013 fiscal year; and
(9) To transact any other business properly brought before the meeting.

Additional information concerning the matters to be voted upon at the meeting is set forth in the accompanying Proxy Statement. Stockholders of record of the Company's Common Stock as of the close of business on March 12, 2013 are entitled to notice of, and to vote at, the meeting. You are cordially invited to attend the meeting in person.

**Whether or not you plan to attend the Annual Meeting in person, please mark your votes, then date and sign the enclosed form of proxy and return it promptly in the enclosed postage-paid envelope. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person if you wish to do so.**

By Order of the Board of Directors,

Kent B. Thomas
Executive Vice President, General Counsel and Secretary
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
April 15, 2013

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 7, 2013**

Our proxy statement and Annual Report to Stockholders for our 2012 fiscal year are available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy.

**TABLE OF CONTENTS**

**DELEK US HOLDINGS, INC.**
**7102 Commerce Way**
**Brentwood, Tennessee 37027**

**ANNUAL MEETING OF STOCKHOLDERS**
**May 7, 2013**

## PROXY STATEMENT

## QUESTIONS AND ANSWERS

**1. Why am I receiving these materials?** This Proxy Statement and enclosed form of proxy (first mailed to stockholders on or about April 15, 2013) are furnished in connection with the solicitation by our Board of Directors of proxies for use at the Annual Meeting of Stockholders, or at any adjournment thereof. The Annual Meeting will be held on May 7, 2013 at 2:00 PM, central daylight saving time, at the Drury Plaza Hotel, 1874 West McEwen Drive in Franklin, Tennessee. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement. Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "Company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries.

**2. What are the purposes of the Annual Meeting?** The Annual Meeting is being held: (1) to elect the seven nominees named in this Proxy Statement as directors of the Company, each to serve for a term of one year until the Annual Meeting of Stockholders in 2014 and until the election and qualification of his successor or earlier termination of service; (2) to approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) to approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that members of the Company's Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) to approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions;(5) to approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that the Company's bylaws, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) to approve a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company's certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) to approve the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company's Amended and Restated Certificate of Incorporation; (8) to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and (9) to transact such other business as may properly be brought before the meeting or at any adjournment thereof. Members of the Company's management will also discuss our business and be available to respond to appropriate questions from stockholders.

**3. How may I obtain the Company's Annual Report for the fiscal year ended December 31, 2012?** A copy of our Annual Report to Stockholders and Annual Report on United States Securities and Exchange Commission ("SEC") Form 10-K accompany this Proxy Statement. These documents are also available at http://phx.corporate-ir.net/phoenix.zhtml?c=196835&p=irol-proxy. A copy of these documents (which include our financial statements for the 2012 fiscal year) may also be obtained from us upon written request. Please refer to question 20 below for information on how to request additional information from us.

**4. Who may attend the Annual Meeting?** Stockholders of record as of the close of business on March 12, 2013 (the "record date"), or their duly appointed proxies, may attend the meeting. Stockholders whose shares are held through a broker or other nominee will need to bring a copy of their brokerage statement reflecting their ownership of our common stock, $0.01 par value ("Common Stock"), as of the record date.

**5. Who is entitled to vote?** Holders of record of our Common Stock at the close of business on the record date are entitled to vote at the Annual Meeting. On the record date, 59,775,606 shares of common stock were issued and outstanding. The Common Stock is our only outstanding class of voting securities. Each outstanding share of Common Stock is entitled to one vote for all matters before the Annual Meeting. If you attend the Annual Meeting, you may vote in person. Votes submitted by proxy card and received by our transfer agent on or before 11:59 p.m. (eastern time) on May 6, 2013 will be counted. Only votes submitted in person at the Annual Meeting will be counted after that time.

**6. Who is soliciting my vote?** Your vote is being solicited by our Board of Directors. Certain of our officers, directors and employees, none of whom will receive additional compensation therefor, may solicit proxies by telephone or other personal contact.

The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

**7. How does the Board of Directors recommend that I vote?** The Board of Directors recommends that you vote: (1) "FOR" each of the nominees to the Board of Directors; (2) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that members of the Company's Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions; (5) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that the Company's bylaws, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company's certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) "FOR" the approval of the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company's Amended and Restated Certificate of Incorporation; and (8) "FOR" the ratification of our independent registered public accounting firm.

**8. How will voting on any other business be conducted?** Although we do not know of any business to be considered at the 2013 Annual Meeting other than the proposals described in this Proxy Statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to Ezra Uzi Yemin, our President and Chief Executive Officer, and Assaf Ginzburg, our Executive Vice President and Chief Financial Officer, to vote your shares on such matters at their discretion.

**9. What is the difference between a "stockholder of record" and a "street name" holder?** These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company ("AmStock"), you are a "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by the Company. If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your brokerage, bank, trust or other nominee as custodian (the "record holder"), along with a voting instructions card.

**10. How do I vote my shares if I am a stockholder of record?** Enclosed is a proxy card for the shares of stock held by you on the record date. You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted as follows: (1) "FOR" each of the nominees to the Board of Directors; (2) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that stockholder actions may only be taken at annual or special meetings of stockholders; (3) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that members of the Company's Board of Directors could be removed with or without cause by a supermajority vote of stockholders; (4) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that, with certain exceptions, the Court of Chancery of the State of Delaware be the exclusive forum for certain legal actions; (5) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that the Company's bylaws, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (6) "FOR" the approval of the proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide that certain provisions of the Company's certificate of incorporation, as may be in effect from time to time, could be amended only by a supermajority vote of stockholders; (7) "FOR" the approval of the proposed Second Amended and Restated Certificate of Incorporation of the Company, which will integrate the amendments above, if adopted, into the Company's Amended and Restated Certificate of Incorporation; and (8) "FOR" the ratification of our independent registered public accounting firm.

**11. How do I vote my shares if they are held in street name?** As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instructions card, and the record holder is required to vote your shares in accordance with your instructions.

**12. Can I revoke or change my vote?** Yes. You may revoke or change your vote by: (a) notifying our Secretary in writing on or before 11:59 p.m. (eastern time) on May 6, 2013; (b) submitting a later-dated and timely proxy card by mail on or before 11:59 p.m. (eastern time) on May 6, 2013; or (c) if you are the registered stockholder and your shares are not held in street name, voting in person at the meeting. If you are a beneficial owner with your shares held in street name, you must follow the instructions of your broker, bank, trust or other nominee who is the registered stockholder of your shares to revoke a proxy. The latest-dated, timely, properly completed proxy that you submit will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

**13. Who will count the vote?** Representatives of our transfer agent, AmStock, will count the votes and act as the inspector of the elections.

**14. Is my vote confidential?** Proxy cards, ballots and voting tabulations that identify individual stockholders are returned directly to AmStock and are handled in a manner designed to protect your voting privacy. Your vote will not be disclosed to us except: (a) as needed to permit AmStock to tabulate and certify the vote; (b) as required by law; or (c) in limited circumstances such as a proxy contest. Additionally, all comments written on the proxy card or elsewhere will be forwarded to us, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

**15. What does it mean if I get more than one proxy card?** If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy cards you receive to ensure that all of your shares are voted.

**16. What is a "quorum"?** A "quorum" is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the Annual Meeting to be held. Proxies received but marked as abstentions, withheld votes and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

**17. What are the voting requirements to approve each proposal?** Directors are elected by a plurality of votes cast by holders of shares entitled to vote. This means that the director nominees with the most votes for the positions available are elected. To approve the proposed amendments to the Amended and Restated Certificate of Incorporation of the Company and the proposed Second Amended and Restated Certificate of Incorporation of the Company, a majority of our issued and outstanding shares of Common Stock must vote in favor of these proposals. To approve the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013, a majority of the shares present or voting at the meeting must vote in favor of the proposal. As of the record date for the 2013 Annual Meeting, we were a controlled company under the rules and regulations of the New York Stock Exchange ("NYSE"). At the close of business on the record date, approximately 52.8% of our outstanding Common Stock was controlled by a subsidiary of Delek Group, Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of the items of business listed above.

**18. What is the effect of abstentions, withheld votes and broker non-votes?** Abstentions and instructions on the accompanying proxy card to withhold authority to vote will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum exists and will result in the proposal receiving fewer votes. However, the number of votes otherwise received will not be reduced by such action.

"Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under NYSE rules, NYSE-member brokers who hold shares of Common Stock in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, who are the beneficial owners of the shares, are not permitted to vote on non-routine matters. For non-routine matters, these broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the proposal receiving fewer votes.

*Non-Discretionary Items*. The election of directors and the approval of the proposed amendments to the Amended and Restated Certificate of Incorporation of the Company and the proposed Second Amended and Restated Certificate of Incorporation of the Company are all considered non-routine items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

*Discretionary Items*. The ratification of the appointment of Ernst & Young LLP as independent auditors is a routine item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

**19. Can I change the number of copies of the Annual Meeting materials that I receive?** Yes. If you share an address with another stockholder, each stockholder may not receive a separate copy of our Annual Report, Form 10-K, Notice of Annual Meeting to Stockholders, Notice of Internet Availability of Proxy Materials and Proxy Statement. We will promptly deliver a separate copy to any stockholder upon written or oral request to our Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, TN 37027, (615) 771-6701 or by sending an e-mail to ir@DelekUS.com. If you share an address with another stockholder and (i) would like to receive multiple copies of these documents in the future, or (ii) if you are receiving multiple copies and would like to receive only one copy per household, in the future, please contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

**20. How can I obtain additional information about Delek US Holdings, Inc.?** Copies of our Annual Report to Stockholders and Annual Report on Form 10-K for the year ended December 31, 2012 and our other annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available free of charge on our website, which is located at http://www.DelekUS.com. These reports and the other information we file with the SEC can be read and copied at the public reference room facilities maintained by the SEC in Washington, DC at 100 F Street, N.E., Washington, DC 20549. The SEC's telephone number to obtain information on the operation of the public reference room is (800) SEC-0330. These reports and other information are also filed electronically with the SEC and are available at the SEC's website, www.sec.gov. Copies of these reports will be sent without charge to any stockholder requesting it in writing to our Secretary, at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. The investor relations page of our website contains our press releases, earnings releases, financial information and stock quotes, as well as links to our SEC filings. The information posted on our website is not incorporated into this Proxy Statement.

## PROPOSAL 1

### ELECTION OF DIRECTORS

At the Annual Meeting, seven directors are to be elected to hold office until the 2014 Annual Meeting and until their successors are duly elected and qualified or until their earlier termination of service. Each of the following individuals is a nominee for election to our Board of Directors: Ezra Uzi Yemin, Asaf Bartfeld, Carlos E. Jordá, Gabriel Last, Charles H. Leonard, Philip L. Maslowe and Shlomo Zohar. Directors will be elected to serve for a one year term expiring at our Annual Meeting in 2014 and until their respective successors are duly elected and qualified. All director nominees are currently serving on our Board of Directors. The Board of Directors has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

We believe that each director nominee will be able to stand for election. All nominees have consented to be named and have indicated their intent to serve if elected. If any nominee becomes unable to stand for election, proxies in favor of that nominee will be voted in favor of any substitute nominee named by the Board of Directors. If you do not wish your shares to be voted for one or more of the nominees, you may so indicate when you vote by withholding your vote for the particular nominee. The persons named in the enclosed proxy card intend to vote the proxy for the election of each of the seven nominees, unless you indicate on the proxy card that your vote should be withheld from any of the nominees.

Each nominee elected as a director will continue in office until his successor has been duly elected and qualified, or until earlier termination of his or her service.

The age, committee membership and certain other information for each director nominee are set forth below.

| Director | Age | Committees |
|---|---|---|
| Ezra Uzi Yemin (Chair) | 44 | None |
| Asaf Bartfeld | 61 | None |
| Shlomo Zohar | 61 | Audit, Compensation, NCG (Chair) |
| Gabriel Last | 66 | None |
| Carlos E. Jordá | 63 | Compensation (Chair), NCG |
| Charles H. Leonard | 64 | Audit, Compensation, NCG |
| Philip L. Maslowe | 66 | Audit (Chair), NCG |

*Ezra Uzi Yemin* has served as the chairman of our Board of Directors since December 2012, as our chief executive officer since June 2004 and as our president and a director since April 2001. He served as the chairman of the Board's compensation committee from its inception in May 2006 until March 2013. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. The Board believes that Mr. Yemin's service on the Board provides it with important interaction with, and access to, management's principal policy maker that facilitates the Board's development and implementation of Company policies.

*Asaf Bartfeld* has served as one of our directors since January 2002 and served on the Board's compensation committee from its inception in May 2006 until March 2013. He has served as the president and chief executive officer of Delek Group since September 2003. Since July 2001, he has served as managing director of Delek Investments and Properties Ltd., one of our affiliated entities. Mr. Bartfeld also serves on the board of directors of several of our affiliated entities, including Delek Group. The Board believes that Mr. Bartfeld's service on the Board provides it with important interaction with, and access to, the principal executive officer of the Company's controlling stockholder. Mr. Bartfeld's membership on the Board brings the perspectives of our largest stockholder and the principal executive officer of a publicly traded company to Board discussions.

*Carlos E. Jordá* has served as one of our directors and a member of the Board's compensation committee since May 2006. He has served as the chairman of the compensation committee since March 2013 and served on the Board's incentive plan committee from its inception in May 2010 until its dissolution in March 2013. In addition, he has served on the Board's nominating and corporate governance committee (the "NCG Committee") since its inception in March 2013 and served on the Board's audit committee from its inception in May 2006 until March 2013. Mr. Jordá's experience has been primarily based in the oil and energy sector. Mr. Jordá has advised clients on potential refining and marketing projects as an employee of Gaffney Cline and Associates since May 2009 and as a self-employed consultant from March 2003 until May 2009. The Board believes that Mr. Jordá's energy industry experience provides the Board with valuable expertise in energy industry matters.

*Gabriel Last* has served as one of our directors since January 2002. In addition, since 2003, he has served as the chairman of the board of Delek Group and currently serves on the board of directors of several of Delek Group's other affiliated entities. Mr. Last served as the chief executive officer of Delek Group from 2001 to 2003. The Board believes that Mr. Last's service on the Board provides it with important interaction with, and access to, the chairman of the board of directors of the Company's controlling stockholder. Mr. Last's membership on the Board brings the perspectives of our largest stockholder and the chairman of the board of a publicly traded company to Board discussions.

*Charles H. Leonard* has served as one of our directors and a member of the Board's audit committee since May 2006. Mr. Leonard has also served on the Board's compensation committee and NCG Committee since March 2013 and served as the chairman of the Board's incentive plan committee from its inception in May 2010 until its dissolution in March 2013. Mr. Leonard served as chief financial officer from March 2009 to November 2011, and vice president from June 2010 to November 2011, of J.A.M. Distributing Company, a privately held provider of quality products and services in vertical markets centering on the fuel, oil and lubricants industries through its lubricant, fuel, automotive, marine, specialty and equipment divisions. From February 2008 until August 2008, Mr. Leonard served as executive vice president and chief financial officer of Landmark FBO, LLC, a privately held fixed base operator, including the related charter, aircraft sales, and maintenance assets for general aviation aircraft. The Board believes that Mr. Leonard's energy industry experience provides the Board with valuable expertise in energy industry matters.

*Philip L. Maslowe* has served as one of our directors and the chairman of the Board's audit committee since May 2006. Mr. Maslowe has also served on the Board's NCG Committee since its inception in March 2013 and served on the Board's incentive plan committee from its inception in May 2010 until its dissolution in March 2013. Since May 2010, Mr. Maslowe has served as a member of the board of directors of NextMedia Group, Inc., a privately held out-of-home media company that owns and operates radio properties throughout the United States. Since January 2010, Mr. Maslowe has served as a member of the board of directors and audit committee chairman of United Site Services, a privately held provider of portable restroom services, temporary fence, storage, erosion control, power sweeping and other site services. Since January 2009, Mr. Maslowe has served as a member of the board of directors and as chairman of the audit committee of American Media, Inc., a privately held publisher of celebrity journalism and health and fitness magazines. From July 2008 to December 2009, Mr. Maslowe served as a member of the board of directors, audit committee chairman and member of the Special Committee to Sell the Company of Hilex Poly Co., LLC, a privately held manufacturer of plastic bag and film products. Since December 2004, Mr. Maslowe has served on the board of directors and the audit committee and as chairman of the human resources committee of NorthWestern Corporation (NYSE: NWE), doing business as NorthWestern Energy, a publicly traded provider of electricity and natural gas. In addition, Mr. Maslowe is a 2011 National Association of Corporate Directors ("NACD") Governance Fellow and has demonstrated his commitment to boardroom excellence by completing NACD's comprehensive program of study for corporate directors. The Board believes that Mr. Maslowe's retail industry experience provides the Board with valuable expertise in retail industry matters.

*Shlomo Zohar* has served as one of our directors since May 2010 and served on the board's audit committee since March 2011. He has served the board's compensation committee since March 2013, has served as chairman of the NCG Committee since its inception in March 2013 and served on the board's incentive plan committee from March 2011 until its dissolution in March 2013. Mr. Zohar has worked as an independent consultant in the financial services sector since January 2006. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the Boards of Directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the Board of Directors of Israel Discount Bank of New York and as a member of the Board of Directors of Discount Bancorp, Inc. The Board believes that Mr. Zohar's financial industry experience provides the Board with valuable expertise in the Company's financial and accounting matters.

**The Board of Directors recommends a vote "FOR" each of the above nominees.**

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 12, 2013, (i) the beneficial ownership of our Common Stock by each person known by us to own more than five percent of our Common Stock, all of our directors and director nominees, the executive officers named in the Summary Compensation Table and all directors, director nominees and executive officers as a group and (ii) the beneficial ownership of common units representing limited partnership interests in our subsidiary, Delek Logistics Partners, LP ("Delek Logistics"), by all of our directors and director nominees, the executive officers named in the Summary Compensation Table and all directors, director nominees and executive officers as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power over the shares listed. Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 7102 Commerce Way, Brentwood, Tennessee 37027.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock (1) | Percentage of Common Stock (2) | Amount and Nature of Beneficial Ownership of Common Units (1) | Percentage of Common Units (2) |
|---|---|---|---|---|
| | *Delek US Holdings, Inc.* | | *Delek Logistics Partners, LP* | |
| Delek Hungary Holding Limited Liability Company (3) | 31,536,432 | 52.8% | n/a | n/a |
| Delek Petroleum, Ltd. (3) | 31,536,432 | 52.8% | n/a | n/a |
| Delek Group, Ltd. (3) | 31,536,432 | 52.8% | n/a | n/a |
| Itshak Sharon (Tshuva) (4) | 31,536,432 | 52.8% | n/a | n/a |
| Ezra Uzi Yemin | 593,864 (5) | 1.0% | 30,000 | * |
| Gabriel Last (6) | 28,000 | * | 0 | * |
| Asaf Bartfeld (6) | 15,661 | * | 0 | * |
| Shlomo Zohar | 9,584 | * | 0 | * |
| Carlos E. Jordá | 19,579 | * | 0 | * |
| Charles H. Leonard | 26,715 | * | 0 | * |
| Philip L. Maslowe | 6,750 | * | 0 | * |
| Assaf Ginzburg | 13,333 | * | 25,000 | * |
| Mark B. Cox | 57,729 | * | 25,000 | * |
| Frederec Green | 23,500 | * | 25,000 | * |
| Donald N. Holmes | 0 | * | 5,000 | * |
| All directors, director nominees and executive officers as a group (14 persons) | 815,772 (5) | 1.4% | 119,800 | * |

* Less than 1% if the issued and outstanding shares of our Common Stock or issued and outstanding shares of Delek Logistics' common units, as applicable.

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares when such person has the right to acquire them within 60 days after March 12, 2013. For non-qualified stock options ("NQSOs") and restricted stock units ("RSUs") under the Plan, we report shares equal to the number of NQSOs or RSUs that are vested or that will vest within 60 days of March 12, 2013. For stock appreciation rights ("SARs") under the Plan, we report the shares that would be delivered upon exercise of SARs that are vested or that will vest within 60 days of March 12, 2013 (which is calculated by multiplying the number of SARs by the difference between the $39.98 fair market value of our Common Stock at March 12, 2013 and the exercise price divided by $39.98). For purposes of computing the percentage of outstanding shares of Common Stock held by each person named above, any shares which such person has the right to acquire within 60 days after March 12, 2013 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Percentage of our Common Stock is based upon 59,775,606 issued and outstanding shares on March 12, 2013. Percentage of Delek Logistics' common units is based upon 11,999,258 common units, 11,999,258 subordinated units and 489,766 general partner units issued and outstanding on March 12, 2013.

(3) Delek Group Ltd. ("Delek Group") is the parent company of Delek Petroleum Ltd. ("Delek Petroleum") which is the parent company of Delek Hungary Holding Limited Liability Company ("Delek Hungary"). As of March 12, 2013, Delek Hungary directly held all 31,536,432 shares. In addition to the shares directly held, each entity's direct and indirect parent companies may be deemed to indirectly beneficially own the shares directly held by subsidiaries. Each entity disclaims beneficial ownership of the Common Stock beneficially owned by its subsidiaries except to the extent of its pecuniary interest therein. The address of Delek Group, Delek Petroleum and Delek Hungary is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel.

(4) Mr. Sharon's address is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. As of December 31, 2012, Mr. Sharon beneficially owned approximately 64.50% and 64.93% of the outstanding equity and voting ordinary shares, respectively, of Delek Group through corporations that he controls. Mr. Sharon may be deemed to be an indirect beneficial owner of the Common Stock beneficially owned by Delek Group. Mr. Sharon disclaims beneficial ownership of the Common Stock beneficially owned by Delek Group, except to the extent of his pecuniary interest therein.

(5) Includes 40,979 shares of our Common Stock that would have been delivered to Mr. Yemin on March 12, 2013 upon the exercise of 67,200 SARs with base prices of $15.60.

(6) Messrs. Last and Bartfeld also own 4,872 and 4,903 shares, respectively, of the Common Stock of Delek Group which represents, in each case, less than 1% of the issued and outstanding shares of Delek Group Common Stock on March 12, 2013.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and regulations of the SEC thereunder require our executive officers and directors and persons who own more than ten percent of our Common Stock, as well as certain affiliates of such persons, to file initial reports of ownership of our Common Stock and changes in their ownership with the SEC. Executive officers, directors and persons owning more than ten percent of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and written representations that no other reports were required for or by those persons, we believe that, during the year ended December 31, 2012, all filing requirements applicable to our executive officers, directors and owners of more than ten percent of our Common Stock were met except for one Form 4 filed one day late on September 13, 2012 for Asaf Bartfeld related to his sale of 14,000 shares of Common Stock on September 10, 2012.

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2012, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 1,949,894 (1) | $15.20 (2) | 644,714 (1)(3) |
| Equity compensation plans not approved by security holders | — | — | — |
| TOTAL | 1,949,894 | $15.20 | 644,714 |

(1) At December 31, 2012, 411,700 stock appreciation rights ("SARs") outstanding under our 2006 Long-Term Incentive Plan (the "Plan") were at base prices above the $25.32 fair market value of our Common Stock on that date. For purposes of column (a), we calculated the number of shares that would have been issued to settle all outstanding SARs at December 31, 2012. Because the number of shares to be issued upon the exercise of SARs is to be determined based on the difference between the base price of the SAR and the market price of our Common Stock at the date of exercise, 800,298 SARs are reflected in columns (a) and (c).

(2) At December 31, 2012, 2,221,700 SARs were outstanding at a weighted average exercise price of $16.39.

(3) Consists of the number of securities available for future issuance under the Plan as of December 31, 2012.

## CORPORATE GOVERNANCE

### Executive Officers of the Registrant

The following table sets forth the names, ages and positions with Delek US Holdings, Inc. for each of our current executive officers.

| Executive Officer | Age | Position |
|---|---|---|
| Ezra Uzi Yemin | 44 | President / Chief Executive Officer / Chairman of the Board |
| Assaf Ginzburg | 37 | Executive Vice President / Chief Financial Officer |
| Frederec Green | 47 | Executive Vice President |
| Igal P. Zamir | 47 | Executive Vice President |
| Harry P. (Pete) Daily | 64 | Executive Vice President |
| Donald N. Holmes | 62 | Executive Vice President |
| Kent B. Thomas | 44 | Executive Vice President / General Counsel / Secretary |

Set forth below is a brief description of the business experience of these executive officers.

*Ezra Uzi Yemin* has served as the chairman of our Board of Directors since December 2012, as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin's duties include the formulation of our policies and direction, oversight of executive officers, and overall responsibility for our operation and performance. Mr. Yemin has also served as the chairman of the board of directors and chief executive officer of Delek Logistics GP, LLC since April 2012.

*Assaf Ginzburg* has served as our chief financial officer since January 2013, an executive vice president since May 2009 and as a vice president since February 2005. Mr. Ginzburg has also served as a member of the board of directors and an executive vice president of Delek Logistics GP, LLC since April 2012, and as its chief financial officer since January 2013. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2002 and 2003.

*Frederec Green* has served as our executive vice president since May 2009 and as the primary operational officer for our refining operations since joining us in January 2005. Mr. Green has also served as a member of the board of directors and an executive vice president of Delek Logistics GP, LLC since April 2012. Mr. Green has 26 years of experience in the refining industry including fourteen years at Murphy Oil USA, Inc. where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales.

*Igal P. Zamir* has served as our executive vice president since November 2011 and as the primary operational officer for our retail operations since joining us in June 2009. From 2006 until 2009, Mr. Zamir served as Chief Executive Officer of Metrolight, Ltd., a privately held Israeli corporation and global provider of proprietary energy saving solutions in High Intensity Discharge lighting systems.

*Pete Daily* has served as our executive vice president since November 2011 and as the primary operational officer for our marketing and supply operations since joining us in September 2006. Mr. Daily's duties include supervising the purchase and supply of crude oil for our refineries and refined products for our convenience stores, marketing the refined products produced by our refineries and marketing our supply of refined products in west Texas. Mr. Daily has also served as an executive vice president of Delek Logistics GP, LLC since April 2012. Mr. Daily has over 30 years of experience in marketing and supply of refined products.

*Donald N. Holmes* has been our executive vice president of human resources since August 2012 and has served as our principal human resources officer since joining us in November 2011. Mr. Holmes has also served as an executive vice president of Delek Logistics GP, LLC since April 2012. Prior to joining us, Mr. Holmes served as senior vice president, human resources for Central Parking Corporation from January 2002 through September 2011.

*Kent B. Thomas* has served as our executive vice president since November 2011 and as our general counsel and secretary since joining us in August 2005. Mr. Thomas has also served as an executive vice president of Delek Logistics GP, LLC since April 2012. Mr. Thomas has practiced law for more than fifteen years in Nashville, Tennessee with a focus on securities regulation, corporate governance, executive compensation, equity plan administration, human resources and litigation.

**The Board of Directors**

At the date of this Proxy Statement, the Board of Directors (the "Board") consists of the following seven members: Ezra Uzi Yemin, Asaf Bartfeld, Carlos E. Jordá, Gabriel Last, Charles H. Leonard Philip L. Maslowe and Shlomo Zohar. Each of our current directors has been nominated for election at the Annual Meeting to serve for a one-year term expiring at our Annual Meeting of Stockholders in 2014 or when his successor is duly elected and qualified.

From the time of our initial public offering in May 2006 through March 20, 2013, the Board had determined that we were a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controlled more than 50% of our voting power. As such, we have at times relied on an exemption from the provisions of Section 303A.01 which would have otherwise required the Board to be composed of a majority of independent directors. Upon the completion of the sale of 9,000,000 shares of our outstanding Common Stock by a subsidiary of Delek Group on March 20, 2013 (the "Delek Group Offering") and the concurrent repurchase by us of 1,000,000 shares of Common Stock held by the same subsidiary of Delek Group (the "Concurrent Stock Repurchase"), the Board determined that we are no longer a "controlled company," and, as such, that we no longer qualify for the related exemptions under Section 303A of the NYSE Listed Company Manual, which would mean that our Board would be required to a have a majority of independent directors before the first anniversary of the Delek Group Offering. As of the date of this Proxy Statement, however, the Board is composed of a majority of independent directors, because the Board has determined that each of Messrs. Jordá, Leonard, Maslowe and Zohar qualifies as an independent director under applicable SEC rules and regulations and the rules of the NYSE.

Under the NYSE's listing standards, a director will not be deemed independent unless the Board affirmatively determines that the director has no material relationship with us. Based upon information requested from and provided by each director and director nominee concerning his background, employment and affiliations, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, the Board has determined that each of our independent directors has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, and is therefore independent under the NYSE's listing standards and applicable SEC rules and regulations.

The Board held eight meetings during 2012. Each of our directors attended at least 75% of the aggregate of all meetings of the Board and committees on which he served except for Mr. Bartfeld, who attended six of the twelve meetings of the Board and the Board's compensation committee, the sole committee on which he served. We have not adopted a policy with regard to Board member attendance at Annual Meetings of our stockholders, and six of our seven directors attended our Annual Meeting of Stockholders on May 1, 2012 in Franklin, Tennessee.

Mr. Yemin has served as the Chairman of the Board since December 2012. Our Board has no standing policy with respect to the separation of the offices of chairman and chief executive officer. Rather, its policy is to let the Board make such a determination in the manner it deems most appropriate for the Company at any given point in time. At this time, the Board believes that Mr. Yemin, our Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry. As such, the Board feels that combining the roles of chairman and chief executive officer provides the Board with the individual who is most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy and facilitating the information flow between management and the Board and its committees, which are essential to effective governance of the Company's affairs.

The Board oversees the Company's annual enterprise risk management program and typically receives the report of management's enterprise risk management committee each March upon completion of the program. In addition to the annual enterprise risk management program, the Audit Committee meets at least once per quarter during the year and discusses with management, the Company's chief audit executive and the Company's independent external auditor: (a) current business trends affecting the Company; (b) the major risk exposures facing the Company; (c) the steps management has taken to monitor and control such risk factors; and (d) the adequacy of internal controls that could significantly affect the Company's financial statements.

The NYSE listing standards require our independent directors to meet at regularly scheduled executive sessions without management. Our independent directors conducted executive sessions in connection with each quarterly meeting of the Audit Committee in 2012 and intend to continue to conduct such executive sessions in connection with each quarterly meeting of the Audit Committee in 2013. The Company does not presently have a formal policy of identifying one independent Board member as the Company's lead independent director. However, we expect that Mr. Maslowe, as Chairman of the Audit Committee of the Board, will preside over all executive sessions of independent directors.

## Communications with the Board of Directors

Stockholders or other interested parties who wish to communicate with any of our directors, any committee chairperson or the Board may do so by writing to the director, committee chairperson or the Board in care of the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. Any such communications received will be forwarded directly to the director to whom it is addressed. If the communication is addressed to the Board generally and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate committee chairperson or to all members of the Board.

## Committees of the Board of Directors

During the 2012 fiscal year through the completion of the Delek Group Offering on March 20, 2013, the Board had standing Audit, Compensation and Incentive Plan Committees. During that period, we relied on a controlled company exemption from the provisions of Section 303A.04 of the NYSE Listed Company Manual which would have otherwise required us to have a nominating and corporate governance committee. Upon the closing of the Delek Group Offering, our Board determined that we no longer qualified as a "controlled company" under the NYSE listing standards. As a result, our Board was required to form a nominating and corporate governance committee and to have, at a minimum, (i) at least one independent director on each of our Board's nominating and corporate governance and compensation committees upon the closing of the Delek Group Offering, (ii) a majority of independent directors on those committees within 90 days after the closing of the Delek Group Offering, and (iii) fully independent membership on those committees within one year following the closing of the Delek Group Offering. Additionally, the loss of the "controlled company" exemption means that our Board will be required to perform an annual performance evaluation of those committees.

In light of these requirements, our Board approved certain governance changes effective on the closing of the Delek Group Offering on March 20, 2013 that restructured the committees of our Board of Directors and appointed our existing directors who meet applicable NYSE independence requirements to serve as members of such committees to achieve compliance with the NYSE listing standards within the time frames required. First, our Board formed the NCG Committee effective upon the closing of the Delek Group Offering. Second, our Board approved the dissolution of the Incentive Plan Committee effective upon the closing of the Delek Group Offering, whereupon the Compensation Committee assumed the duties and responsibilities formerly assigned to the Incentive Plan Committee. Third, our Board adjusted the memberships of all standing committees of our Board in order to establish fully independent membership of all such committees as of that date and to reallocate committee workloads in the manner deemed most conducive to the effective function of the committees. The changes to each committee's membership are outlined in connection with the respective discussions of the committees below.

*Audit Committee*

During the 2012 fiscal year through the completion of the Delek Group Offering on March 20, 2013, the Audit Committee consisted of Messrs. Maslowe (chairman), Leonard, Zohar and Jordá. In addition, our former director Aharon Kacherginski also served on the Audit Committee for the portion of the 2012 fiscal year from January 1, 2012, through our 2012 Annual Meeting of Stockholders on May 1, 2012, when Mr. Kacherginski did not stand for reelection to the Board. Mr. Jordá's service on the committee ended on March 20, 2013 in connection with the Board's reorganization of its committees and the appointment of Mr. Jordá as the chairman of the Board's Compensation Committee. The Audit Committee met four times during 2012.

The Board has determined that (i) Messrs. Maslowe, Leonard, Jordá and Zohar each qualifies (and Mr. Kacherginski qualified) as independent under applicable SEC rules and regulations and the rules of the NYSE; and (ii) Mr. Maslowe is an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee is to provide assistance to the Board in the oversight of (a) the quality and integrity of our financial statements; (b) the disclosure and financial reporting process, including our financial statements; (c) our internal controls and procedures for financial reporting; (d) the performance of our internal audit function and independent registered public accounting firm employed by us for the purpose of preparing and issuing an audit report or related work; (e) the qualifications and independence of our independent registered public accounting firm; and (f) our compliance with policies under our Code of Business Conduct & Ethics and legal and regulatory requirements. These responsibilities are set forth in the Audit Committee's charter, which is posted on our corporate website at www.DelekUS.com. In addition, the Audit Committee is generally responsible for administering our related party transactions policy.

*Compensation Committee*

From its inception in May 2006 through the completion of the Delek Group Offering on March 20, 2013, the Compensation Committee consisted of Messrs. Yemin (chairman), Bartfeld and Jordá. Since March 20, 2013, the Compensation Committee has been composed of Messrs. Jordá (chairman), Leonard and Zohar. Among the three members of the Compensation Committee that existed prior to the completion of the Delek Group Offering on March 20, 2013, only Mr. Jordá qualified as independent under applicable SEC rules and regulations and the rules of the NYSE. As a controlled company, we relied upon an exemption from NYSE requirements which would otherwise require our Compensation Committee to be composed entirely of independent directors. Each of the three current members of the Compensation Committee qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE, as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code and as a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act.

The purpose of the Compensation Committee is to support the Board and work with management to ensure that compensation practices properly reflect management's and our philosophy, competitive practices and regulatory requirements. The Compensation Committee reviews, provides advice on and, where appropriate, approves compensation objectives, plans, and levels. The Compensation Committee met four times in 2012.

In 2012, Messrs. Bartfeld and Jordá, as the disinterested members of the Compensation Committee, were, and following the reorganization of our Compensation Committee on March 20, 2013, our entire Compensation Committee is, responsible to our Board and stockholders for evaluating the performance of Mr. Yemin, our chief executive officer, and approving the compensation awarded to our executive officers. Mr. Yemin's compensation, which is largely determined by the terms of his employment agreement, is approved by the disinterested members of our Board. These responsibilities are set forth in the Compensation Committee's charter, which is posted on our corporate website at www.DelekUS.com.

The Compensation Committee has relied heavily on the input and recommendations of Mr. Yemin in determining compensation for our NEOs (other than Mr. Yemin). From time to time, the Compensation Committee will also solicit the input of executive compensation consultants at AON/Hewitt Consulting ("AON") in evaluating NEO and director compensation, however no such input was solicited in 2012.

*Incentive Plan Committee*

During the 2012 fiscal year through its dissolution on March 20, 2013, the Incentive Plan Committee consisted of Messrs. Leonard (chairman), Maslowe, Jordá and Zohar. In addition, our former director Aharon Kacherginski also served on the Incentive Plan Committee for the portion of the 2012 fiscal year from January 1, 2012, through our 2012 Annual Meeting of Shareholders on May 1, 2012, when Mr. Kacherginski did not stand for reelection to the Board. The Incentive Plan Committee met four times in 2012 and was dissolved in connection with the Board's reorganization of its committees upon the completion of the Delek Group Offering.

At all times during its existence, each member of the Incentive Plan Committee qualified as independent under applicable SEC rules and regulations and the rules of the NYSE, as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code and as a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act. The purpose of the Incentive Plan Committee was to support the Compensation Committee and Board and work with management to ensure that incentive plan practices properly reflected our philosophy and appropriately addressed competitive practices and regulatory requirements. These responsibilities were transferred to the Compensation Committee on March 20, 2013 upon the dissolution of the Incentive Plan Committee.

During the 2012 fiscal year through its dissolution on March 20, 2013, the Incentive Plan Committee has delegated a portion of its authority under the 2006 Long-Term Incentive Plan (the "Plan") to Mr. Yemin, and the Compensation Committee delegated substantially similar authority to Mr. Yemin upon the dissolution of the Incentive Plan Committee. Under this authority, Mr. Yemin may grant up to 15,000 NQSOs or SARs to certain employees. The delegated authority is expressly limited to newly hired employees and employees that are promoted to a job classification that is eligible for equity awards. The delegated authority does not apply to employees who are subject to Section 16(b) of the Exchange Act or who are considered "covered employees" for purposes of Section 162(m) of the Internal Revenue Code.

The delegation of authority is further limited by prescribing that grants of NQSOs or SARs pursuant thereto shall occur only once per calendar quarter. Under this directive, grants occur on the tenth day of the last calendar month of the quarter and cover eligible employees through the last day of the second calendar month of the quarter. In selecting the predetermined quarterly grant date, the Incentive Plan and Compensation Committees chose a date that would normally be after the public announcement of our financial results for the preceding quarter and 20 days before the close of the current quarter.

Grants of NQSOs and SARs by Mr. Yemin under this delegated authority are confirmed by a contemporaneous written memorandum executed by him and maintained by the Secretary in the records of the authorizing committee. Quantities of NQSOs or SARs in excess of the authority delegated to Mr. Yemin are generally reserved for executive employees and are typically made by the appropriate committee or Board in connection with the hiring or promotion of an executive employee. Grants that are not made on a predetermined quarterly grant date are usually tied to independent triggering events (such as the commencement of employment) or subject to waiting periods between the decision to grant and the grant date. See the sections titled "Compensation Setting Process," "Base Salaries" and "Annual Bonuses" in the Compensation Discussion and Analysis for an additional discussion of the role of Mr. Yemin, other executive officers and compensation consultants in determining compensation.

*Nominating and Corporate Governance Committee*

Prior to the completion of the Delek Group Offering, we relied on a controlled company exemption from the provisions of Section 303A.04 of the NYSE Listed Company Manual which would have otherwise required us to have a nominating and corporate governance committee. Because more than 50% of our voting power was controlled by Delek Group during this time, our Board believed it was unnecessary to have a nominating and corporate governance committee or a committee performing the functions of this committee. The entire Board participated in the nomination of candidates for election to the Board in accordance with our Board of Directors Governance Guidelines, which are posted on our corporate website at www.DelekUS.com.

The NCG Committee was formed upon the completion of the Delek Group Offering on March 20, 2013 and has consisted of Messrs. Zohar (chairman), Jordá, Leonard and Maslowe since inception. Each member of the NCG Committee qualifies as independent under applicable SEC rules and regulations and the rules of the NYSE. The purposes of the NCG Committee are (i) to assist the Board by identifying individuals qualified to become Board members and to recommend to the Board the director nominees for each annual meeting of stockholders; (ii) to assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members and to recommend to the Board qualified individuals to fill any such vacancy; (iii) to recommend to the Board director nominees for each Board committee; (iv) to develop and recommend to the Board a set of effective corporate governance policies and procedures applicable to the Board's Governance Guidelines when required; (v) to review the Governance Guidelines on an annual basis and recommend to the Board any changes deemed necessary or desirable and (vi) to monitor, oversee and review compliance with the Governance Guidelines and all other applicable policies of the Company as the Committee or the Board deems necessary or desirable.

Prior to the formation of the NCG Committee upon the completion of the Delek Group Offering, the Board was responsible for filling vacancies on the Board at any time during the year, and for nominating director nominees to stand for election at the Annual Meeting of stockholders. The NCG Committee now has these responsibilities. The Board did not, and the NCG Committee does not intend to, generally utilize the services of search firms or consultants to assist in identifying and screening potential candidates. In accordance with our Board of Directors Governance Guidelines, the Board identified, and the NCG Committee will identify, individuals qualified to become directors and considers such factors as it deems appropriate, including the individual's independence, education, experience, reputation, judgment, skill, integrity and industry knowledge. The Board considered, and the NCG Committee will consider, the individual's contribution to the Board's overall diversity in the foregoing factors, the degree to which the individual's qualities and attributes complement those of other directors, and the extent to which the candidate would be a desirable addition to the Board and committees thereof. Directors should have experience in positions with a high degree of responsibility; be leaders in the organizations with which they are affiliated; and have the time, energy, interest and willingness to serve as a member of the Board. In determining fitness for service on the Board, the Board had, and the NCG Committee has, no policy for considering racial or ethnic classifications, gender, religion or sexual orientation.

The NCG Committee will consider nominees for directors recommended by our stockholders and will evaluate each nominee using the same criteria used to evaluate director candidates it has identified. Stockholders wishing to make such recommendations may write to the Board in care of the Secretary at Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027. Persons making submissions should include the full name and address of the recommended nominee, a description of the proposed nominee's qualifications and other relevant biographical information.

**Compensation Committee Interlocks and Insider Participation**

During the 2012 fiscal year through the completion of the Delek Group Offering on March 20, 2013, the Compensation Committee was comprised of Messrs. Yemin (chairman), Bartfeld and Jordá, and the Incentive Plan Committee was comprised of Messrs. Leonard (chairman), Jordá, Maslowe and Zohar. Since the merger of the Incentive Plan Committee into the Compensation

Committee on March 20, 2013, the surviving Compensation Committee has been comprised of Messrs. Jordá (chairman), Leonard and Zohar. Mr. Yemin has served as our chief executive officer since June 2004, as our president and a director since April 2001 and as the chairman of the Board of Directors since December 2012. Mr. Bartfeld has served as Delek Group's president and chief executive officer since September 2003. See "Executive Compensation" and "Director Compensation" for information regarding relationships and transactions involving the Company in which Mr. Yemin and Mr. Bartfeld had an interest.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board.

**Board of Directors Governance Guidelines, Code of Business Conduct & Ethics and Committee Charters**

The full texts of our Board of Directors Governance Guidelines and Code of Business Conduct & Ethics, as well as the charters for the Audit, Compensation and NCG Committees, are available on our website (www.DelekUS.com). If we waive any material departure from a provision of our Code of Business Conduct & Ethics, we intend to post such waiver (to the extent applicable to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions) on this website.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

*Approval Policy for Related Party Transactions*

On March 6, 2007, our Board of Directors adopted a written related party transactions policy to document procedures pursuant to which "related party transactions" are reviewed, approved or ratified. Under Item 404 of Regulation S-K, a "related party transaction" means any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and any related person has a direct or indirect material interest. The policy covers all transactions between us and any related party (including any transactions requiring disclosure under Item 404, other than transactions generally available to all employees and transactions involving less than $5,000, when aggregated with all similar transactions.

The policy states that, in most instances, the Audit Committee is best suited to review and approve related party transactions that may arise within the Company. However, the policy permits the disinterested members of the Board to exercise any authority otherwise assigned to the Audit Committee by the policy. In particular, the Board believes that any related party transaction in which any director is interested should typically be reviewed and approved by all disinterested members of the Board. An interested director is not allowed to vote upon a transaction in which he is involved. Depending upon the issue presented, the disinterested members of the Board may request to hear from the interested director during the course of its deliberations, but the interested director does not vote upon the matter and is not present during the vote on the matter.

A related party transaction may be consummated only if it is ratified or approved by the Audit Committee or disinterested members of the Board of Directors and if it is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

At December 31, 2012, Delek Group (through Delek Hungary) beneficially owned approximately 52.9% of our outstanding Common Stock. On March 20, 2013, Delek Hungary completed the sale of 9,000,000 shares of our outstanding Common Stock in the Delek Group Offering and the sale of 1,000,000 shares of our Common Stock to us in the Concurrent Stock Repurchase, thereby reducing Delek Group's beneficial ownership to 36.7% of the issued and outstanding shares of our Common Stock. As a result of these transactions, we are no longer a "controlled company" for the purposes of Section 303A of the NYSE Listed Company Manual. However, Delek Group and its controlling stockholder, Mr. Sharon (Tshuva), will continue to influence the election of our directors, influence our corporate and management policies (including the declaration of dividends) and influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

*Delek Group Offering and Concurrent Stock Repurchase*

On March 20, 2013, Delek Hungary Holding Limited Liability Company ("Delek Hungary"), an indirect subsidiary of Delek Group, completed the sale of 9,000,000 shares of our outstanding Common Stock in the Delek Group Offering at a price to the public of $39.50 per share. The price paid to Delek Hungary by the underwriters in the offering, net of underwriting discounts and commissions, was $37.92 per share, for total proceeds to Delek Hungary of $341,280,000 from the Delek Group Offering. Pursuant to a $75.0 million Common Stock repurchase program approved by our Board on March 5, 2013 contingent upon the completion of the Delek Group Offering, on March 12, 2013 we entered into a stock repurchase agreement with Delek Hungary to effect the Concurrent Stock Repurchase of 1,000,000 shares of our Common Stock, concurrently with the closing of the Delek Group Offering, directly from the selling stockholder in a private, non-underwritten transaction at a price per share of $37.92, which was equal to the price paid by the underwriters to Delek Hungary for the shares in the Delek Group Offering. The total purchase price of the Concurrent Stock Repurchase was $37,920,000, which was paid out of our available cash on hand at the closing of the Concurrent Stock Repurchase on March 20, 2013. The terms and conditions of the stock repurchase agreement and the Concurrent Stock Repurchase were reviewed, negotiated and approved by the Audit Committee of our Board of Directors, which is composed entirely of independent directors who are unaffiliated with Delek Group.

In connection with the initial public offering of our Common Stock in 2006, we entered into a Registration Rights Agreement dated April 17, 2006, with Delek Group. Pursuant to this agreement, Delek Group and its affiliates have certain demand registration rights to cause us to effect up to three registrations of our securities through registration statements on Form S-3 for the purpose of allowing Delek Group and its affiliates to conduct secondary offerings of our securities. The Delek Group Offering was conducted pursuant to these demand registration rights under the registration rights agreement, which also requires that we pay certain enumerated expenses of the registration in connection with such offerings. Similarly, certain expenses associated with the Concurrent Stock Repurchase were also deemed to constitute registration expenses that are subject to our payment obligations under the registration rights agreement. Our current estimate of the total of these expenses that will ultimately be payable by us is approximately $550,000.

*Delek Group Management Agreement*

Effective January 1, 2006, we entered into a management and consulting agreement with Delek Group pursuant to which key management personnel of Delek Group provide management and consulting services to us, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days advance notice. As compensation, the agreement originally provided for payment to Delek Group of $125,000 per calendar quarter, payment within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. An amended and restated management and consulting agreement dated May 1, 2011 was executed with Delek Group in the second quarter of 2011. Under the amended agreement, the fee payable to Delek Group increased to $150,000 per calendar quarter effective April 1, 2011. Amounts paid under this agreement in 2012 total $469,282, net of expenses we paid on behalf of Delek Group, and amounts payable under this agreement as of December 31, 2012 totaled $0. The original management and consulting agreement with Delek Group was entered into prior to the adoption of our related party transactions policy in 2007. However, it was approved by our Board of Directors in February 2006 and the amended agreement was approved by the Audit Committee in June 2011. We believe the management and consulting agreement, as amended, is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

*Unsubordinated Promissory Note With Delek Petroleum*

In September 2009, we borrowed $65.0 million from Delek Petroleum, Ltd. ("Petroleum"), a subsidiary of Delek Group, under the terms of an unsecured term promissory note (the "Original Note"). The Original Note was scheduled to mature on October 1, 2010. Interest on the unpaid balance of the Original Note was computed at a rate per annum equal to 8.50% (net of withholding taxes) and we were responsible for the payment of any withholding taxes due on the interest payments. The Note required us to make quarterly interest payments and was prepayable in whole or in part at any time without penalty or premium at our election. We prepaid $21 million of the principal in July 2010. In September 2010, we executed an amended and restated term promissory note with Petroleum (the "First Amended Note") with a principal amount of $44.0 million and a maturity date of January 1, 2012. In April 2011, we executed a second amended and restated term promissory note with Petroleum (the "Second Amended Note") that extended the maturity date to January 1, 2013. Interest on the unpaid balance of the Second Amended Note was computed at a rate per annum equal to 8.25% (net of withholding taxes) and we were responsible for the payment of any withholding taxes due on interest payments. We prepaid an additional $17.5 million, $14 million and $8 million of principal in October 2011, March 2012 and June 2012, respectively, and fully paid all principal and interest due in September 2012. The Original Note, the First Amended Note, the Second Amended Note, all prepayments and the final satisfaction of the debt were approved by our Audit Committee in accordance with our policies for related party transactions. The table below sets forth certain aggregate information pertaining to the Second Amended Note:

| | |
|---|---|
| Largest Amount of Principal Outstanding During 2012: | $26,500,000 |
| Amount of Principal Outstanding at December 31, 2012: | $0 |
| Principal Paid in 2012: | $26,500,000 |
| Interest Paid in 2012 (net of withholding taxes): | $866,589 |

*Subordinated Promissory Note With Delek Petroleum*

In April 2011, we executed a subordinated term promissory note in the principal amount of $40.0 million (the "Subordinated Note") with Petroleum with a maturity date of December 31, 2017. The Subordinated Note was subordinated to our $100.0 million term loan facility with Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA. Interest on the unpaid balance of the Subordinated Note was be computed at a rate per annum equal to 7.25% (net of withholding taxes) and we were responsible for the payment of any withholding taxes due on interest payments. The Subordinated Note required us to make quarterly interest payments commencing June 30, 2011 and annual principal amortization payments of $6.0 million commencing June 30, 2012. We fully repaid all principal and interest due on the Subordinated Note in September 2012. The execution of the Subordinated Note and the final satisfaction of the debt were approved by our Audit Committee in April 2011 and September 2012, respectively, in accordance with our policies for related party transactions. The table below sets forth certain aggregate information pertaining to the Subordinated Note:

| | |
|---|---|
| Largest Amount of Principal Outstanding During 2012: | $40,000,000 |
| Amount of Principal Outstanding at December 31, 2012: | $0 |
| Principal Paid in 2012: | $40,000,000 |
| Interest Paid in 2012 (net of withholding taxes): | $2,028,014 |

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

The following section entitled "Compensation Discussion and Analysis" is intended to provide material information that is necessary to an understanding of our compensation policies and decisions regarding the five individuals named in the Summary Compensation Table on page 24 of this Proxy Statement. These five individuals may be referred to as our "named executive officers" or "NEOs" herein.

### Compensation Overview, Objectives and Philosophy

Our NEO compensation framework in 2012 emphasized retention and recruitment in a manner that supported stockholder value. The 2012 framework was designed to reward the performance of our NEOs with reference to the overall performance of the company. Going forward, we have developed a compensation framework that is designed to:

- Attract, motivate and retain key executives;
- Centralize administration and control over individual compensation components;
- Align the long-term economic interests of our executives with those of our stockholders by providing a portion of executive compensation in the form of equity awards; and
- Reward excellence and performance by executives that increases the value of our stock and promotes an ethical culture amongst our employees.

These objectives governed the decisions that the Compensation and Incentive Plan Committees made during the 2012 fiscal year, and will govern the decisions the Compensation Committee will make during fiscal year 2013, with respect to the amount and type of compensation payable to our NEOs. Further, we believe that these objectives strengthen our commitment to operate our business with the highest standards of ethical conduct.

### Elements of Our Compensation

The compensation framework for our NEOs consists of the following three key elements:

- *Fixed Compensation*: Base salaries, fixed bonuses, fringe benefits, perquisites, predetermined severance and other benefits are primarily intended to attract and retain our NEOs by providing reliable compensation that is not contingent upon short-term or long-term objectives.
- *Discretionary Compensation*: Discretionary cash bonuses in the form of annual and/or special bonuses are primarily intended to reward superior performance by our NEOs. Discretionary cash bonuses also support fixed compensation in attracting and retaining our NEOs.
- *Long Term Incentive Compensation*: Equity awards such as non-qualified options to purchase Common Stock ("NQSOs"), stock appreciation rights ("SARs") and restricted stock units ("RSUs") are primarily intended to reward superior longer-term performance by our NEOs and align the long-term economic interests of our NEOs with our stockholders. Equity awards also complement each of the other two elements of our compensation by helping to attract and retain our NEOs and reward superior performance.

Each of these elements is discussed further below.

### Compensation Setting Process

From our initial public offering in May 2006 through the closing of the Delek Group Offering on March 20, 2013, our Board had determined that we were a "controlled company" for purposes of Section 303A of the NYSE Listed Company Manual because Delek Group controlled more than 50% of our voting power. As a controlled company, we relied upon an exemption from the NYSE requirement which would otherwise require our Compensation Committee to be composed entirely of independent directors. Among the three members of our Compensation Committee during this time, only Mr. Jordá qualified as independent under applicable SEC rules and regulations and the rules of the NYSE. However, at all times since its inception in May 2010, all members of our Incentive Plan Committee qualified as independent under applicable SEC rules and regulations, the rules of the NYSE, as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. All three members of our Compensation Committee have qualified as independent since the completion of the Delek Group Offering on March 20, 2013.

Because our chief executive officer, Mr. Yemin, served as the Chairman of the Compensation Committee from its inception in May 2006 through March 20, 2013, his compensation was determined by the disinterested members of the Board. Mr. Yemin did not participate in discussions pertaining to his compensation with AON, who, as described below, assisted the Board with periodic compensation reviews and evaluations, or Board deliberations with regard to his compensation. Mr. Yemin's compensation in 2012 was partially dictated by the terms of his employment agreement which was executed in 2009. The disinterested members of the Board determined Mr. Yemin's bonus in 2012.

Prior to March 20, 2013, the Compensation Committee was responsible for determining the amount and mix of total compensation to be paid to the other NEOs, and the Compensation Committee relied heavily on the input and recommendations of Mr. Yemin in making these determinations. Since the completion of the Delek Group Offering, the Compensation Committee is responsible for determining the amount and mix of total compensation to be paid to all NEOs, including Mr. Yemin; however, the Compensation Committee intends to continue to receive the input and recommendations of Mr. Yemin in making these determinations (other than those that pertain to Mr. Yemin's compensation).

The Compensation Committee also relies to a lesser extent upon studies performed for it by AON. During its existence, the Board's Incentive Plan Committee assumed primary responsibility for grants of equity awards under the Plan, however, that responsibility returned to the Compensation Committee upon the merger of the two committees on March 20, 2013. For a description of the delegation of authority to management to make grants of equity awards, you should read the narrative discussion on page 12 of this Proxy Statement.

NEO compensation is generally paid in cash as base salary and bonus, although this is not due to any specific practice, policy or formula regarding the allocation between long-term and currently paid compensation, between cash and non-cash compensation or between the different forms of non-cash compensation. Our goal from year to year is to develop an appropriate mix of fixed, discretionary and long-term compensation to attract and retain our NEOs while simultaneously incentivizing the NEOs to exert their best efforts to maximize near term results and longer term value for both us and our stockholders. For example, in recognition of the completion of the Company's acquisition of the El Dorado refinery, we paid special bonuses to our NEOs in May 2011, and, in recognition of the Company's financial performance during the 2011 fiscal year, we paid discretionary bonuses to our NEOs in March 2012 for their service during the 2011 fiscal year. In recognition of the Company's financial performance during the 2012 fiscal year, we paid discretionary bonuses to our NEOs in March 2013 for their service during the 2012 fiscal year. In addition, certain non-discretionary bonuses were paid to Messrs. Cox, Ginzburg, Green and Zamir pursuant to their respective employment agreements.

*External Consultants / Benchmarking*

We believe that, in some circumstances, external compensation consultants can provide valuable assistance to us in setting NEO compensation. Prior to our initial public offering, we engaged AON to provide advice to the Board in formulating NEO compensation. We identified a group of comparator companies (in consultation with AON), and AON researched this group in terms of base salary, total cash compensation and total compensation. In 2007, we engaged AON to reevaluate the comparator group and provide a competitive review of NEO compensation relative to published surveys and the comparator group including base salaries, annual incentives, total cash compensation, long-term incentives and total direct compensation. After the expiration of Mr. Yemin's prior employment agreement in April 2009, the disinterested members of the Compensation Committee engaged AON to provide a chief executive officer total compensation analysis and target compensation report. In 2010, the Compensation Committee engaged AON to provide a director compensation analysis and target compensation report. We expect that, from time to time, the Compensation Committee will continue referencing data provided by AON (or similar external consultants) in setting NEO and director compensation.

We believe that effective executive compensation practices depend upon the particular facts and circumstances of each employer and should not be dictated by the practices of others. Therefore, our compensation practices for our NEOs are not designed to track any particular company or group of companies. However, we believe that referencing compensation data from certain companies from time to time can be a useful tool in our decision making process for all areas of our compensation framework. We developed our initial list of comparator companies in consultation with AON prior to our initial public offering, which was updated in March 2010. We reviewed our list of comparator companies in March 2012. As a result, we added Calumet Specialty Products Partners, LP to, and removed Holly Corporation and TravelCenters of America, LLC from, the list of comparator companies referenced since March 2010. These changes were based upon our desire to maintain a group of companies with market capitalization and annual revenues similar to our own and also reflect the growth of our refining operations during the prior year. We reviewed our comparator companies in March 2013 and made no changes to the group identified last year. We seek to maintain a group of comparator companies with industry orientation, market capitalization, enterprise values and annual revenues similar to our own.

The current list of comparator companies is set forth below and may be referenced in developing our 2013 compensation framework. We believe these companies provide an appropriate, comparative, cross-section of industry and human-resource competitors with market capitalization and operational complexity similar to ours.

| Refining Companies | Retail Companies |
|---|---|
| Alon USA Energy, Inc. | Casey's General Stores, Inc. |
| Calumet Specialty Products Partners, LP | The Pantry, Inc. |
| CVR Energy, Inc. | Susser Holdings Corporation |
| Western Refining, Inc. | |

**Fixed Compensation**

Our NEOs typically receive a majority of their overall cash compensation as base salary and, to a lesser extent, bonuses pursuant to the terms of their employment agreements. Generally, NEO base salaries and other elements of fixed compensation have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer (except as it pertains to his own compensation), based upon his determination of each employee's individual performance, position and increased responsibilities assumed, how much others at the Company are paid, and contributions to both our financial performance and ethical culture. We generally seek to position NEO base salaries at or below the market median of the peer group. The fixed compensation paid to our NEOs during the 2012 fiscal year was largely dictated by the terms of each NEO's employment agreement. For a description of these employment agreements, you should read the narrative discussion beginning on page 26 of this Proxy Statement.

Base salaries are reviewed annually. In May 2011, AON completed a review of our NEO compensation on behalf of the Compensation Committee. The Compensation and Incentive Plan Committees referenced this review in establishing the employment agreements for Mr. Ginzburg in August 2011, Messrs. Cox and Green in November 2011 and Mr. Holmes in August 2012. These agreements, along with the employment agreement for Mr. Yemin in 2009, formed the basis for the fixed compensation paid to our NEOs in 2012. There have been no material changes to the salaries or other fixed compensation to be paid to our NEOs in 2013 from that paid to our NEOs in 2012. The Compensation Committee believes that the fixed compensation paid to our NEOs is appropriate and helps to achieve our objectives to attract, retain and motivate our NEOs. For a description of the base salaries and other elements of fixed compensation paid to our NEOs for 2012, please refer to the Summary Compensation Table beginning on page 24 of this Proxy Statement.

**Discretionary Compensation**

Annual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance and, to a lesser extent, individual performance during the year. At the end of each calendar year, management prepares, and the Board of Directors approves, an annual bonus budget for all eligible employees (including our NEOs other than Mr. Yemin) as part of the overall operating budget for the Company. The annual bonus pool for 2012 was developed late in the prior year by Mr. Yemin with reference to the prior year's pool and the 2012 overall budget. The bonus budget may be adjusted downward based on the Company's actual results or other factors. Total annual bonuses to NEOs will generally be limited to the amount of this pool and will be based on the individual's level of responsibility within the Company and, to a lesser extent, the individual's performance. There are no predetermined formulae, weighted factors or specified list of criteria that is followed in setting bonuses. However, the employment agreements with our NEOs (other than Mr. Yemin) define a range of percentages within which annual bonuses (if any) must fall. Annual bonuses for a fiscal year are typically determined in the first quarter of the ensuing fiscal year.

Unlike our other NEOs whose annual cash bonuses are dictated by contractually specified ranges and determined and paid during the first quarter of the year in recognition of service in the prior calendar year, annual cash bonuses paid to Mr. Yemin are not subject to any contractual predetermined range and are typically determined and paid after the first quarter of the year. As the top ranking executive of a subsidiary of a foreign company, the timing of Mr. Yemin's bonus is influenced by the compensation practices of Delek Group which pays its executive bonuses after the first quarter.

We did not pay annual bonuses to our NEOs for the 2009 and 2010 fiscal years due to the Company's performance during those years. However, based upon the Company's performance in 2011 and 2012, our Compensation Committee approved annual bonuses to our NEOs (and employees generally) in March 2012 and March 2013, respectively, in recognition of service during the applicable fiscal years and consistent with the applicable bonus pools.

The Compensation Committee believes that the bonuses paid to our NEOs for 2012 were appropriate due to the Company's strong financial results in fiscal year 2012 and help achieve our objectives to retain and motivate our NEOs for their excellent performance.

**Long-Term Incentives**

In connection with amendments to our Plan in May 2010, the Board formed the Incentive Plan Committee to administer grants of long-term incentive awards under the Plan. The Incentive Plan Committee was merged into the Compensation Committee on March 20, 2013 and, as a result, this responsibility returned to the surviving Compensation Committee. In making 2012 compensation decisions, the Incentive Plan Committee believed that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our NEOs was appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Incentive Plan Committee believed that the best interests of our stockholders would be most effectively advanced by enabling our NEOs, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Because the vesting of long-term awards is based upon continued employment with us, awards under the Plan are designed to provide our NEOs with an incentive to remain with us. Since long-term awards will increase in value in conjunction with an increase in the value of our Common Stock, awards under the Plan are also designed to align the interests of our NEOs and our stockholders. For a description of the long-term incentive awards granted to our NEOs for 2012, you should read the Summary Compensation Table beginning on page 24 of this Proxy Statement and the Grants of Plan-Based Awards in 2012 Table on page 25 of this Proxy Statement. For a description of the Plan, you should read the narrative discussion set forth below. For a description of the limited delegation of authority to our chief executive officer to grant certain SARs and NQSOs, as well as the predetermined quarterly grant date practices upon which this authority must be exercised, you should read page 12 of this Proxy Statement.

*2006 Long-Term Incentive Plan*

In anticipation of our initial public offering, our Board and then sole stockholder adopted the Plan in April 2006, and amendments to the Plan were approved by our Board and stockholders on May 4, 2010. At December 31, 2012, the Plan provided equity-based compensation to approximately 650 of our employees, including our NEOs. The Plan permits us to grant NQSOs, SARs, restricted stock, RSUs and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including advisory board members) who perform services for us or our affiliates.

During the 2012 fiscal year through the closing of the Delek Group Offering on March 20, 2013, the Incentive Plan Committee generally administered the Plan, and had discretion to select the persons to whom awards were made under the Plan and prescribe the terms and conditions of each award under the Plan, with the exception of the delegation of authority to Mr. Yemin with respect to some equity awards, as discussed above under "Committees of the Board — Incentive Plan Committee." Since March 20, 2013, these responsibilities have returned to the Compensation Committee. For a description of the Incentive Plan Committee's delegation of authority to grant equity awards, you should read the narrative discussion on page 12 of this Proxy Statement.

In addition, the Board also has the power to administer the Plan. With respect to the application of the plan to non-employee directors, the disinterested members of the Board have sole responsibility and authority for matters relating to the grant and administration of awards.

The exercise or base price of all NQSOs and SARs awarded to our NEOs under the Plan is set at or above market price at the time of the award. For a description of how the grant dates of certain equity awards are predetermined with reference to the expected release of material non-public information, you should read the narrative discussion under the heading "Incentive Plan Committee" beginning on page 12 of this Proxy Statement.

From the inception of the Plan through May 2009, all employee NQSOs under the Plan were awarded in two simultaneous grants. 75% of the NQSOs awarded were exercisable at the greater of $16.00 (the initial public offering price of our stock) or the market price of the stock on the grant date, and the remaining 25% of the NQSOs awarded were exercisable at $21.00 or, if the market price exceeded $16.00 on the grant date, 140% of the market price on the grant date. Since June 2009, equity awards under the Plan have generally been subject to four year ratable vesting and exercise or base prices equal to the market price of our stock on the grant date. We define the market price of our stock as the NYSE closing price on the date of the grant, or the last previous NYSE closing price if the date of the grant occurs on a day when the NYSE is not open for trading.

From the inception of the Plan through 2010, most awards of RSUs to employees have vested ratably on the first four anniversaries of the grant date. In connection with the employment agreements executed with our NEOs (other than Mr. Yemin) in 2011, RSUs were granted that vest quarterly during the term of the NEO's employment agreement (subject to a minimum six month vesting period). We believe the quarterly vesting granted to our NEOs (other than Mr. Yemin) in 2011 was appropriate and helps to achieve our objectives to retain and motivate our NEOs. In contrast to appreciation awards such as NQSOs and SARs, we believe grants of full value awards such as RSUs are beneficial because they are provided at no cost (other than taxes) to the executive and provide further incentive for such individuals to remain with us. Additionally, holders of RSUs are credited with dividend equivalents for any cash dividends paid on the number of shares covered by the RSUs as a cash deferral, which deferral is settled in cash upon the vesting of the RSUs, thereby providing an additional element of compensation. In 2012, 120,000 RSUs were granted to our employees, including 40,000 to our NEOs.

Upon the closing of our initial public offering in May 2006, certain directors and employees (other than Mr. Yemin) received their first grants of NQSOs and RSUs under the Plan. In 2012, we continued to make initial grants of equity awards to newly hired employees based primarily upon an employee's responsibilities within the company. The initial equity grants are designed to assist in recruitment and retention. In addition, these initial equity grants provide our employees with an immediate stake in our performance and are intended to immediately align the interests of our directors, employees and stockholders by providing a direct incentive for directors and employees to focus on stockholder value. Between the closing of our initial public offering and its first anniversary in May 2007, the scale utilized for initial grants was equivalent to approximately 75% of the scale used at the time of the initial public offering. Since May 2007, the scale applied to the grants of equity awards to newly hired employees has been equivalent to approximately 50% of the amounts granted at the time of the initial public offering. Beginning in June 2010, we began using SARs, rather than NQSOs, as the primary form of appreciation awards under the Plan. We expect that SARs will require us to issue fewer shares under the Plan and will, therefore, be less dilutive to our stockholders.

Beginning in June 2007, certain of our directors and employees (other than Mr. Yemin) have been granted an annual equity award each year on June 10 (one of our predetermined quarterly grant dates). The annual grant has generally been made to all employees who received equity awards under the Plan during the prior calendar year. The scale used for the annual grants has been approximately 10% of the scale used at the time of the initial public offering. The annual grants are designed to maintain the alignment of interests of our employees and stockholders for the long term.

We intend to continue our practice of providing long-term equity-based compensation through time-vested grants to certain employees, including our NEOs. We anticipate that future grants of SARs will generally have four-year ratable vesting and exercise prices equal to the price of our stock on the grant date. We also intend to continue our practice of making initial grants to new employees as well as annual grants in quantities less than the employee's initial grant. The Incentive Plan Committee did not, and the Compensation Committee does not currently, consider gains from prior equity awards in setting other elements of compensation.

*Delek Logistics GP, LLC 2012 Long-Term Incentive Plan*

Our subsidiary, Delek Logistics GP, LLC, ("Delek Logistics GP"), the general partner of Delek Logistics Partners, LP ("Delek Logistics"), maintains a unit-based compensation plan for officers, directors and employees of Delek Logistics GP or its affiliates and any consultants, affiliates or other individuals who perform services for Delek Logistics. The Delek Logistics GP, LLC 2012 Long-Term Incentive Plan ("Logistics LTIP") permits the grant of phantom units, unit options, restricted units, unit appreciation rights, distribution equivalent rights, unit awards, and other unit-based awards. The Logistics LTIP limits the number of units that may be delivered pursuant to vested awards to 612,207 common units, subject to proportionate adjustment in the event of unit splits and similar events. Awards granted during 2012 under the Logistics LTIP will be settled with Delek Logistics units.

Due to the fact that several of the members of the board of Delek Logistics GP primarily perform services on our behalf in their roles as our executive officers, the Logistics LTIP is generally administered by the Conflicts Committee of Delek Logistics GP. The Conflicts Committee is responsible for administering the plan and granting awards to Delek Logistics GP's officers and employees, our officers and employees or the officers and employees of our other subsidiaries, under the LTIP. The full board of Delek Logistics GP may also grant awards and the Conflicts Committee may delegate, and has delegated in the past, to an executive officer of Delek Logistics GP the authority to issue awards to non-Section 16 officers of Delek Logistics GP. A compensation consultant was not used in the formulation of Delek Logistics GP's compensation framework, objectives and philosophy.

We believe that our NEOs, all of whom also serve as directors and officers of Delek Logistics GP should have an ongoing stake in Delek Logistics' success, that their interests should be aligned with those of Delek Logistics' unitholders and that the best interests of Delek Logistics' unitholders will be most effectively advanced by enabling our NEOs, who are responsible for Delek Logistics' management, growth and success, to receive compensation in the form of long-term incentive awards. Because the vesting of long-term awards is based upon continued employment with us, the awards are designed to provide our NEOs with an incentive to remain employed by us. Additionally, since long-term awards will increase in value in conjunction with an increase in the value of Delek Logistics common units, the awards are also designed to align the interests of our NEOs and with those of Delek Logistics' unitholders. Accordingly, we believe that our NEOs should be provided compensation in the form of equity-based incentives in connection with their responsibilities for Delek Logistics' management, growth and success.

The board of Delek Logistics GP adopted the Logistics LTIP in connection with Delek Logistics' initial public offering. The Logistics LTIP is for officers, directors and employees of us, Delek Logistics GP or its affiliates, as well as any consultants, or other individuals, who perform services for Delek Logistics.

Following the completion of the Delek Logistics initial public offering in November 2012, the Conflicts Committee granted awards under the Logistics LTIP to our NEOs on December 10, 2012. Mr. Yemin assisted the Conflicts Committee in determining the number and certain terms of these awards. Each of our NEOs received a grant of phantom units that will vest ratably every six months beginning June 10, 2013 through December 10, 2017 (the "DKL Phantom Units"). The DKL Phantom Units are accompanied by distribution equivalent rights for each DKL Phantom Unit, providing for a lump sum cash amount equal to the accrued distributions from the grant date of the DKL Phantom Unit, which is paid in cash on the vesting date. The DKL Phantom Units motivate our NEOs to attain our and Delek Logistics' long term goals and support our and Delek Logistics' overall business priorities as well as aligning our NEOs interests with those of Delek Logistics' unitholders. The initial equity grants provided our NEOs with an immediate stake in Delek Logistics' performance and were intended to immediately align the interests of our NEOs and Delek Logistics' unitholders by providing a direct incentive for our NEOs to focus on Delek Logistics' unitholder value, which, in turn, focuses our NEOs on increasing value to our stockholders.

Pursuant to the terms of the Logistics LTIP, upon the occurrence of an Exchange Transaction (as defined in the Logistics LTIP, and generally including a merger, consolidation, acquisition, reorganization or similar extraordinary transaction with respect to Delek Logistics), the Delek Logistics GP board may, in its discretion, accelerate the vesting of the DKL Phantom Units, adjust the terms of any outstanding DKL Phantom Units, or, in the event the Exchange Transaction in which Delek Logistics' unitholders receive equity of another entity, provide for the conversion of the DKL Phantom Units into comparable awards for such entity's equity. This provision, by providing the potential for immediate value to our NEOs in connection with an Exchange Transaction, aligns our NEOs' interests with those of Delek Logistics' unitholders and incentivizes our NEOs to work to maximize the value of Delek Logistics units in the event such a transaction were to occur. For a description of the terms of these arrangements see "Potential Payments Upon Termination or Change-in-Control" beginning on page 31 of this Proxy Statement.

**Fringe Benefits, Perquisites and Severance Provisions**

Our NEOs are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability insurance. We also sponsor a voluntary 401(k) Employee Retirement Savings Plan ("401(k) Plan") for eligible employees (including our NEOs) administered by Wells Fargo Institutional Retirement and Trust, a business unit of Wells Fargo Bank, N.A. Employees must be at least 21 years of age with at least 1,000 hours worked to be eligible to participate in the 401(k) Plan. After the first anniversary of employment with us, we match employee contributions to the 401(k) Plan, including those by our NEOs, on a fully vested basis up to a maximum of six percent of eligible compensation.

Since the 2008 tax year, we have reimbursed our executive officers for the cost of professional preparation of their income tax returns. Because our executive officers are typically among our most highly compensated employees, their personal tax returns may be examined in connection with examinations of our tax returns. In addition, Exchange Act reporting requirements expose the executive officers' compensation to public scrutiny. We believe that encouraging our executive officers to seek professional tax advice will (a) mitigate the personal risks that accompany the heightened scrutiny of their compensation, (b) provide us with a retention and recruiting tool for executive officers, and (c) protect us from the negative publicity that could surround an executive officer's misstatement of his or her personal income tax liabilities.

In addition, we provided limited additional perquisites to our NEOs in 2012. Messrs. Yemin and Ginzburg each received residence benefits, the use of a company-owned automobile and $1,000 per child per month to cover education expenses for their minor children. Messrs. Yemin and Ginzburg were provided with the cost of roundtrip business class airfare for trips to Israel for each of them and their families. We reimbursed Messrs. Yemin, Ginzburg and Green for the value of income taxes incurred as result of airfare benefits and any imputed value of rent-free residence in a company-owned home. Pursuant to the terms of the employment agreements executed by each of Messrs. Ginzburg, Green and Cox, we reimbursed them for the value of income taxes incurred as a result of vested RSUs granted under those agreements. We expect these perquisites to continue in 2013. For a description of the perquisites paid to our NEOs for 2012, you should read the Summary Compensation Table beginning on page 24 of this Proxy Statement.

The employment agreements with our NEOs as well as the terms of the Plan may require us to provide compensation or other benefits to our NEOs in connection with certain events related to a termination of employment or an exchange transaction. The employment agreements may also allow us to "clawback" certain compensation from our NEOs in connection with certain terminations of employment by the NEO. For a description of the terms of these arrangements see "Potential Payments Upon Termination or Change-in-Control" beginning on page 31 of this Proxy Statement. We have established these arrangements because we believe that providing NEOs with compensation and benefit arrangements upon termination or an exchange transaction is necessary for us to be competitive with compensation packages of our peer companies and assists us in recruiting and retaining talented executives. In addition, formalizing these benefits provides us with certainty in terms of our obligations to an eligible executive in the event that our relationship with any such executive is terminated.

**2013 Changes to Compensation - Award of General Partner Membership Interest**

On March 10, 2013, awards of equity interests in Delek Logistics GP were made to Messrs. Yemin, Ginzburg and Green. The awards consist of unvested equity interests in Delek Logistics GP. Subject to each executive's continued employment with us, the equity interests will vest on June 10, 2013, or, in the event of an Exchange Transaction (as defined in our Delek Logistics GP's limited liability company agreement) occurring prior to that date, at the discretion of Delek Logistics GP. The equity interests consist of a 1.0% membership interest for Mr. Yemin and a 0.2% membership interest for each of Messrs. Ginzburg and Green. In connection with these awards, Mr. Yemin agreed to forfeit 4,898 DKL Phantom Units and Messrs. Ginzburg and Green each agreed to forfeit 980 DKL Phantom Units made pursuant to the Logistics LTIP in 2012 that would have otherwise vested on June 10, 2013. For a further description of these awards, please refer to "Item 9B-Other Information - Delek Logistics GP, LLC Equity Interest Awards" of our Annual Report on Form 10-K filed with the SEC on March 12, 2013.

**Advisory Vote on Executive Compensation**

We conducted our first advisory vote on executive compensation at our 2011 Annual Meeting of Stockholders. While this vote was not binding on us, our Board or its committees, we believe it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, our compensation policy and programs, and our decisions regarding executive compensation, all as disclosed in our proxy statement. Our Board and its Compensation Committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our NEOs as disclosed in the proxy statement, our Board will consider our stockholders' concerns and our Compensation Committee will evaluate whether any actions are necessary to address the concerns. In addition to the advisory vote on executive compensation, we encourage ongoing engagement with our stockholders on executive compensation and corporate governance issues.

At the 2011 Annual Meeting, more than 75% of the votes cast on the advisory vote on executive compensation proposal (Proposal 3) were in favor of our NEO compensation as described in our proxy statement. As a result, our NEO compensation was approved (on an advisory basis) by our stockholders. The Board and Compensation and Incentive Plan Committees reviewed these voting results and, given the level of support, determined that no changes to our NEO compensation policies and decisions were necessary as a result of the advisory vote. We have also determined that our stockholders should vote on an advisory say-on-pay proposal every third year, consistent with the preference expressed by our stockholders at the 2011 Annual Meeting. As a result, our next advisory say-on-pay vote will occur in connection with our 2014 Annual Meeting.

**Stock Ownership Requirements**

We do not have express stock ownership guidelines.

**Prohibition Against Speculative Transactions**

Our Code of Business Conduct & Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock in an effort to hedge certain economic risks or otherwise.

**Guidelines For Trades By Insiders**

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who may have regular access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading "black-out" periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a trading plan within 30 days after adoption. In addition, we discourage termination or amendment of trading plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

## Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Carlos E. Jordá, Chairman
Charles H. Leonard
Shlomo Zohar

## 2012 Summary Compensation Table

The following Summary Compensation Table sets forth the compensation for our chief executive officer (Mr. Yemin), our former chief financial officer (Mr. Cox) and our three other most highly compensated executive officers for the fiscal year ended December 31, 2012 (Messrs. Ginzburg, Green and Holmes). The table also provides comparative information for these officers for the two prior fiscal years. We refer to these individuals collectively herein as our "named executive officers" or "NEOs." The footnotes to the Summary Compensation Table set forth narrative discussions of the material factors necessary to understand the information disclosed in the table.

| (a) | (b) | | (c) | | (d) | | (e) | (f) | (i) | | (j) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name<br>Principal Position(s) | Fiscal Year | | Salary* | | Bonus | | Stock Awards | Option Awards | All Other Compensation | | Total |
| | | | ($) | (1) | ($)(2) | (1) | ($)(3) | ($)(4) | ($) | | ($) |
| Ezra Uzi Yemin<br>President and<br>Chief Executive Officer | 2012 | | 468,000 | 5.6% | 1,500,000 | 17.8% | 5,546,600 | — | 890,254 | (5) | 8,404,854 |
| | 2011 | | 468,000 | 23.6% | 700,000 | 35.3% | — | — | 816,086 | | 1,984,086 |
| | 2010 | | 468,000 | 48.1% | — | 0.0% | — | — | 504,677 | | 972,677 |
| Assaf Ginzburg<br>Executive Vice President and<br>Chief Financial Officer (6) | 2012 | | 280,000 | 12.5% | 210,000 | 9.4% | 1,132,500 | — | 615,955 | (7) | 2,238,455 |
| | 2011 | | 263,077 | 6.6% | 700,000 | 17.5% | 2,784,000 | 47,905 | 203,645 | | 3,998,627 |
| | 2010 | | 233,077 | 52.0% | 50,000 | 11.1% | — | 24,505 | 141,021 | | 448,603 |
| Mark B. Cox<br>Former Executive Vice<br>President and<br>Chief Financial Officer (6) | 2012 | | 280,000 | 23.4% | 100,000 | 8.3% | 566,250 | — | 252,449 | (8) | 1,198,699 |
| | 2011 | | 263,077 | 8.7% | 555,000 | 18.4% | 2,130,000 | 47,905 | 15,182 | | 3,011,164 |
| | 2010 | | 240,000 | 48.0% | 228,058 | 45.6% | — | 24,505 | 7,050 | | 499,613 |
| Frederec Green<br>Executive Vice President | 2012 | | 280,000 | 14.2% | 210,000 | 10.6% | 1,132,500 | — | 351,934 | (9) | 1,974,434 |
| | 2011 | | 256,154 | 7.8% | 750,000 | 22.9% | 2,130,000 | 47,905 | 87,011 | | 3,271,070 |
| | 2010 | | 233,077 | 63.3% | 50,000 | 13.6% | — | 24,505 | 60,352 | | 367,934 |
| Donald N. Holmes<br>Executive Vice President | 2012 | | 219,231 | 12.2% | 200,000 | 11.1% | 1,321,525 | 52,126 | 4,991 | (10) | 1,797,873 |
| | 2011 | (11) | 23,077 | 6.8% | 32,000 | 9.4% | 106,500 | 179,075 | — | | 340,652 |

* Represents 26 bi-weekly pay periods during each fiscal year.

(1) This column represents the dollar amount as a percentage of the Total Compensation figure set forth in column (j).

(2) Bonuses for the 2012 fiscal year consist of (a) a contract bonus in the amount of $50,000 for Mr. Holmes, and (b) annual discretionary bonuses in the amounts of $1,500,000, $210,000, $100,000, $210,000 and $150,000 for Messrs. Yemin, Ginzburg, Cox, Green and Holmes, respectively.

(3) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of RSUs granted under the Plan. Fair value is calculated using the closing price of our stock on the date of grant. The per unit grant date fair value for the 2012 grants was $25.96 for Mr. Holmes. Assumptions used in the calculation of this amount for the 2012 fiscal year are included in footnote 12 to our audited financial statements for the 2012 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 12, 2013.

(4) This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes for the fair value of SAR and NQSO awards granted under the Plan. Assumptions used in the calculation of this amount for the 2012 fiscal year are included in footnote 12 to our audited financial statements for the 2012 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 12, 2013.

(5) For the fiscal year 2012, this amount includes dividend equivalents in the amount of $587,589, matching contributions to the Company's 401(k) Plan in the amount of $15,000, group term life insurance premiums of $540 and the incremental costs of the following perquisites:

rent-free residence in a company-owned house in the amount of $129,975, reimbursement of the value of income taxes incurred as a result of the residence benefit in the amount of $69,986, a family education allowance in the amount of $36,000, the value of roundtrip airfare to Israel for himself and his family in the amount of $24,516, reimbursement of the value of income taxes incurred as a result of the airfare benefit in the amount of $15,973, personal use of a company-owned automobile and professional tax preparation fees. We calculated the aggregate incremental cost of Mr. Yemin's residence benefit as the fair rental value of the company-owned home provided to Mr. Yemin. We calculated the aggregate incremental cost of the education allowance, airfare benefits and tax reimbursements as the dollar amount paid by us for each.

(6) Mr. Cox served as our Chief Financial Officer from September 2009 until January 2013. Mr. Ginzburg has served as our Chief Financial Officer since January 2013.

(7) For the fiscal year 2012, this amount includes dividend equivalents in the amount of $35,676, matching contributions to the Company's 401(k) Plan in the amount of $15,000, group term life insurance premiums of $486 and the incremental costs of the following perquisites: residence allowances in the aggregate amount of $54,000, reimbursement of the value of income taxes incurred as a result of the residence benefit in the amount of $35,182, reimbursement in the amount of $428,701 for the value of income taxes incurred as a result of vested RSUs, a family education allowance, personal use of a company-owned automobile, professional tax preparation fees, the value of roundtrip airfare to Israel for Mr. Ginzburg and his family and reimbursement of the value of income taxes incurred as a result of the airfare benefits in the amount of $8,547. We calculated the aggregate incremental cost of the education allowance, residence allowance, airfare benefits and tax reimbursement as the dollar amount paid by us to Mr. Ginzburg.

(8) For the fiscal year 2012, the amount in this column includes dividend equivalents in the amount of $25,950, matching contributions to the Company's 401(k) Plan in the amount of $13,731, group term life insurance premiums of $1,242, a wellness gift of $76 and the incremental costs of the following perquisites: reimbursement in the amount of $209,950 for the value of income taxes incurred as a result of vested RSUs and a professional tax preparation fees. We calculated the aggregate incremental cost of the tax reimbursement as the dollar amount paid by us to Mr. Cox.

(9) For the fiscal year 2012, this amount includes dividend equivalents in the amount of $27,720, matching contributions to the Company's 401(k) Plan in the amount of $15,000, group term life insurance premiums of $810 and the incremental costs of the following perquisites: reimbursement in the amount of $307,929 for the value of income taxes incurred as a result of vested RSUs and professional tax preparation fees. We calculated the aggregate incremental cost of the tax reimbursement as the dollar amount paid by us to Mr. Green.

(10) For the fiscal year 2012, this amount includes dividend equivalents in the amount of $1,550, group term life insurance premiums of $3,046 and a wellness gift of $76. This amount does not include the value of perquisites and other personal benefits or property received by Mr. Holmes because the aggregate amount of such compensation was less than $10,000.

(11) Mr. Holmes commenced employment with us in November 2011.

## Grants of Plan Based Awards in 2012

The following table provides information regarding plan-based awards granted to our NEOs during fiscal year 2012.

| Name | Grant Date | Authorization Date | Stock Awards: Number of Shares of Stock or Units (1) | Option Awards: Number of Securities Underlying Options (2) | Exercise or Base Price of Option Awards (Per Share) (3) ($) | Grant Date Fair Value of Stock and Option Awards (4) ($) |
|---|---|---|---|---|---|---|
| Ezra Uzi Yemin | 12/10/2012 | 12/10/2012 | 244,883 | — | — | 5,546,600 |
| Assaf Ginzburg | 12/10/2012 | 12/10/2012 | 50,000 | — | — | 1,132,500 |
| Mark B. Cox | 12/10/2012 | 12/10/2012 | 25,000 | — | — | 566,250 |
| Frederec Green | 12/10/2012 | 12/10/2012 | 50,000 | — | — | 1,132,500 |
| | 6/10/2012 | 5/1/2012 | — | 6,500 | 16.21 | 52,126 |
| Donald N. Holmes | 9/10/2012 | 8/6/2012 | 40,000 | — | — | 1,038,400 |
| | 12/10/2012 | 12/10/2012 | 12,500 | — | — | 238,125 |

(1) Other than Mr. Holmes' grant of 40,000 RSUs, all awards in this column represent grants of DKL Phantom Units.

(2) All awards in this column are SARs.

(3) For a description of the manner in which we determine the base prices of SARs under the Plan, you should read the discussion at page 12 of this Proxy Statement.

(4) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes over the expected term of the grant. Assumptions used in the calculation of this amount for the 2012 fiscal year are included in footnote 12 to our audited financial statements for the 2012 fiscal year included in our Annual Report on Form 10-K filed with the SEC on March 12, 2013.

**Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table**

*Yemin Employment Agreement*

Upon the expiration of Mr. Yemin's prior employment agreement in April 2009, we engaged AON to provide a chief executive officer total compensation analysis and target compensation report. AON reviewed published industry survey data for companies of similar size and scope as well as chief executive officer compensation data from our comparator companies. Based upon its research, AON recommended minimum, target and maximum compensation levels for Mr. Yemin divided into base salary, cash bonus and long-term incentive components. The Board of Directors approved, and the Company entered into, an employment agreement with Mr. Yemin in September 2009. The Board of Directors approved, and the Company entered into, a first amendment to the employment agreement in August 2012. The total compensation package set forth in the agreement is approximately equivalent to AON minimum recommendation.

The agreement is effective May 1, 2009 and expires on October 31, 2013. Under the terms of the agreement, Mr. Yemin will continue to serve as the Company's President and Chief Executive Officer. Under the terms of the agreement, he received a base monthly salary of $39,000 through December 31, 2012, a base monthly salary of at least $50,000 beginning January 1, 2013 and cash bonuses at the discretion of the Board. During his employment, he will also continue to receive the following perquisites: rent-free residence in a Company-owned home, the option to purchase the residence at the greater of the Company's cost or fair market value, the use of a Company-owned automobile, the cost of reasonable personal travel to Israel during each calendar year for himself, his spouse and each of his minor children, an education allowance of $1,000 per month for each of his minor children and the reasonable costs of professional preparation of his personal income tax return(s). Income taxes incurred by Mr. Yemin on residence and airfare benefits will be grossed up and reimbursed to him at his marginal tax rate.

Under the terms of the agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 of which 336,000 were outstanding at December 31, 2012. The SARs will expire upon the earlier of the first anniversary of Mr. Yemin's termination of employment or October 31, 2014 (the first anniversary of the expiration of the agreement). In general, unvested SARs will expire immediately upon Mr. Yemin's termination of employment. The SARs may be settled in shares of Common Stock or cash at the Company's sole discretion. During the term of the SARs, the Company will also pay dividend equivalents in cash to Mr. Yemin on all shares subject to outstanding vested SARs and will accrue such dividend equivalents on shares subject to unvested SARs.

Under the terms of the agreement, Mr. Yemin may receive certain benefits upon the expiration or termination of his employment. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 31 of this Proxy Statement for further discussion of these terms of Mr. Yemin's employment agreement.

*Ginzburg Employment Agreement*

On August 4, 2011, we entered into an employment agreement with Mr. Ginzburg that expires on June 30, 2015 and generally superseded his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Ginzburg has received a base salary of $280,000 since July 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Ginzburg is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Ginzburg will continue to be paid an education allowance of $1,000 per month for each of his minor children, will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s) and one personal trip to Israel during each calendar year for himself, his spouse and his minor children and will continue to be provided the personal use of a company-owned automobile. Income taxes incurred by Mr. Ginzburg as a result of his airfare benefits will be grossed up at his marginal tax rate. Under the 2011 agreement, Mr. Ginzburg is paid a residence allowance of $4,500 per month in lieu of the rent-free residence benefit provided to him under his 2009 agreement. On September 10, 2011, Mr.Ginzburg was granted 200,000 RSUs of which 26,671 vested on March 10, 2012 and 13,333 will vest on the tenth day of the last month of each calendar quarter thereafter through June 10, 2015. Income taxes incurred by Mr. Ginzburg as a result of the vesting of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our Common Stock were $13.00 on each RSU vesting date.

Mr. Ginzburg may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 31 of this Proxy Statement for further discussion of these terms.

*Cox Employment Agreement*

On November 1, 2011, we entered into an employment agreement with Mr. Cox that generally superseded his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Cox received a base salary of $280,000 through the end of his employment on March 31, 2013 and was reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). If annual cash bonuses were paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Cox was guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Cox was granted 200,000 RSUs on December 10, 2011 of which 21,500 vested on June 10, 2012, 10,500 vested on each of September 10, 2012, December 10, 2012 and March 10, 2013 and 21,000 will vest on March 31, 2013 pursuant to his 2011 agreement and his separation agreement dated January 18, 2013. Income taxes incurred by Mr. Cox as a result of RSUs granted under the 2011 agreement will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our Common Stock were $13.00 on each RSU vesting date.

Mr. Cox received certain benefits upon the termination of his employment under the 2011 employment agreement and his separation agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 31 of this Proxy Statement for further discussion of these terms.

*Green Employment Agreement*

On November 1, 2011, we entered into an employment agreement with Mr. Green that expires on April 30, 2016 and generally supersedes his 2009 employment agreement. Under the terms of the 2011 agreement, Mr. Green has received a base salary of $280,000 since November 1, 2011. If annual cash bonuses are paid to our officers during the term of the 2011 agreement for service during the preceding calendar year, Mr. Green is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Green will continue to be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). On September 10, 2011, Mr.Green was granted 200,000 RSUs of which 23,750 vested on June 10, 2012 and 11,750 began vesting on the tenth day of the last month of each calendar quarter thereafter through March 10, 2016. Income taxes incurred by Mr. Green as a result of the 200,000 RSUs will be reimbursed to him, but not grossed up, at his marginal tax rate, provided that the aggregate value of such tax reimbursements shall not exceed the value that would be reimbursed to him if the fair market value of our Common Stock were $13.00 on each RSU vesting date.

Mr. Green may receive certain benefits upon the expiration or termination of his employment under the 2011 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 31 of this Proxy Statement for further discussion of these terms.

*Holmes Employment Agreements*

We entered into an employment agreement with Mr. Holmes in connection with his hiring as vice president in 2011. Under the terms of the 2011 agreement, Mr. Holmes received a contract bonus of $15,000, a base salary of $200,000 and grants of 10,000 RSUs and 32,500 SARs that each vest ratably over the first four anniversaries of the grant date, December 10, 2011.

On August 7, 2012, we entered into a new employment agreement with Mr. Holmes that expires on July 31, 2017 and generally supersedes his 2011 agreement. Under the terms of the 2012 agreement, Mr. Holmes was appointed as an executive vice president, received a cash bonus of $50,000 in 2012, has received a base salary of at least $250,000 and will be reimbursed for the reasonable costs of professional preparation of his personal income tax return(s). If annual cash bonuses are paid to our officers during the term of the 2012 agreement for service during the preceding calendar year, Mr. Holmes is guaranteed an annual cash bonus between 33% and 75% of his base salary at the end of the bonus year. Mr. Holmes was granted 40,000 RSUs on September 10, 2012 of which 4,300 vested on March 10, 2013 and 2,100 began vesting on the tenth day of the last month of each calendar quarter thereafter through June 10, 2017.

Mr. Holmes may receive certain benefits upon the expiration or termination of his employment under the 2012 employment agreement. Please see the narrative discussion under the heading "Potential Payments Upon Termination or Change-In-Control" on page 31 of this Proxy Statement for further discussion of these terms.

*2006 Long-Term Incentive Plan and Equity Grants*

All SAR and RSU grants in 2012 were made pursuant to the Plan. For a description of the Plan and the material terms of the awards reported in the Grants of Plan Based Awards in 2012 table, you should read the discussion beginning at page 20 of this Proxy Statement.

*Delek Logistics GP, LLC 2012 Long-Term Incentive Plan*

All DKL Phantom Units grants in 2012 were made pursuant to the Logistics LTIP. For a description of the Logistics LTIP and the material terms of the awards reported in the Grants of Plan Based Awards in 2012 table, you should read the discussion beginning at page 21 of this Proxy Statement.

### Outstanding Equity Awards at December 31, 2012

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2012.

| | Option Awards | | | | Stock Awards | |
|---|---|---|---|---|---|---|
| **Name** | **Number of Securities Underlying Unexercised Options Exercisable** | **Number of Securities Underlying Unexercised Options Unexercisable** | **Option Exercise Price ($)** | **Option Expiration Date** | **Number of Shares or Units That Have Not Vested** | **Market Value of Shares or Units of Stock That Have Not Vested (1) ($)** |
| | 112,000 | — (2) | 14.80 | 10/31/2014 (3) | | |
| Ezra Uzi Yemin | — | 224,000 (2) | 15.60 | 10/31/2014 (3) | — | — |
| | — | — | — | — | 244,883 (4) | 5,632,309 |
| | — | 3,250 (5) | 6.98 | 6/10/2020 | 133,330 (6) | 3,375,916 |
| Assaf Ginzburg | — | 4,875 (7) | 14.25 | 6/10/2021 | | |
| | — | — | — | — | 50,000 (4) | 1,150,000 |
| | — | 15,000 (8) | 8.32 | 9/10/2019 | | |
| Mark B. Cox | 3,250 | 3,250 (9) | 6.98 | 6/10/2020 | 165,000 (9) | 4,177,800 |
| | 1,625 | 4,875 (9) | 14.25 | 6/10/2021 | | |
| | — | — | — | — | 25,000 (9) | 575,000 |
| | — | 15,000 (10) | 9.17 | 6/10/2019 | | |
| Frederec Green | — | 3,250 (5) | 6.98 | 6/10/2020 | 160,250 (11) | 4,057,530 |
| | — | 4,875 (7) | 14.25 | 6/10/2021 | | |
| | — | — | — | — | 50,000 (4) | 1,150,000 |
| | — | 24,375 (12) | 10.65 | 12/10/2021 | 47,500 (13) | 1,202,700 |
| Donald N. Holmes | — | 6,500 (14) | 16.21 | 6/10/2022 | | |
| | — | — | — | — | 12,500 (4) | 287,500 |

(1) Amounts in this column are based upon a fair market value of $25.32 per share and $23.00 per unit which were the NYSE closing price of our Common Stock and Delek Logistics' common units, respectively, on December 31, 2012.

(2) Pursuant to his employment agreement, Mr. Yemin was granted 1,850,040 SARs on September 30, 2009 of which 1,626,040 had vested as of December 31, 2012. The remaining 224,000 SARs with base prices of $15.60 vest monthly from January 31, 2013 through October 31, 2013.

(3) The SARs terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin's termination of his employment agreement for any reason or (ii) October 31, 2014 (the one-year anniversary of the expiration of his employment agreement).

(4) These DKL Phantom Units are scheduled to vest ratably every six months beginning June 10, 2013 through December 10, 2017.

(5) 1,625 SARs vest on each of June 10, 2013 and 2014.

(6) Pursuant to his 2011 employment agreement, Mr. Ginzburg was granted 200,000 RSUs on September 10, 2011 of which 66,670 had vested at December 31, 2012, 13,333 vested on March 10, 2013 and 13,333 will vest every three months thereafter through June 10, 2015.

(7) 1,625 SARs vest on each of June 10, 2013, 2014 and 2015.

(8) The NQSOs vested on March 31, 2013.

(9) 10,500 RSUs granted to Mr. Cox under his 2011 employment agreement vested on March 10, 2013. In connection with the termination of his employment on March 31, 2013, 1,625 SARs with base prices of $6.98, 1,625 SARs with base prices of $14.25, 7,500 RSUs

granted to Mr. Cox under his 2009 employment agreement and 21,000 RSUs granted to Mr. Cox pursuant to his 2011 employment agreement vested. The remaining SARs and RSUs and all 25,000 DKL Phantom Units expired upon the termination of his employment.

(10) The NQSOs vest on June 10, 2013.

(11) Pursuant to his 2009 employment agreement, Mr. Green was granted 30,000 RSUs on June 10, 2009 of which 22,500 had vested at December 31, 2012 and 7,500 will vest on June 10, 2013. In addition, pursuant to his 2011 employment agreement, Mr. Green was granted 200,000 RSUs on December 10, 2011 of which 47,250 had vested at December 31, 2012, 11,750 vested on March 10, 2013 and 11,750 will vest every three months thereafter through March 10, 2016.

(12) 8,125 SARs granted to Mr. Holmes under his 2011 employment agreement vest on each of December 10, 2013, December 10, 2014 and December 10, 2015.

(13) Pursuant to his 2011 employment agreement, Mr. Holmes was granted 10,000 RSUs of which 2,500 had vested at December 31, 2012 and 2,500 will vest on each of December 10, 2013, December 10, 2014 and December 10, 2015. In addition, pursuant to his 2012 employment agreement, Mr. Holmes was granted 40,000 RSUs on September 10, 2012 of which 4,300 vested on March 10, 2013 and 2,100 will vest every three months thereafter through June 10, 2017.

(14) 1,625 SARs vest on each of June 10, 2013, 2014, 2015 and 2016.

## Option Exercises and Stock Vested in 2012

The following table provides information about NQSO and SAR exercises by, and the vesting of RSUs for, our NEOs during fiscal year 2012.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise | Value Realized on Exercise (1) | Number of Shares Acquired on Vesting | Value Realized on Vesting (2) |
| Ezra Uzi Yemin | 1,514,040 (3) | $19,026,127 | — | — |
| Assaf Ginzburg | 142,391 (4) | $931,012 | 76,670 (4) | $1,453,072 |
| Mark B. Cox | 45,000 (5) | $766,950 | 50,000 (5) | $1,093,100 |
| Frederec Green | 97,391 (6) | $931,688 | 54,750 (6) | $1,121,910 |
| Donald N. Holmes | 8,125 (7) | $117,894 | 2,500 (7) | $66,025 |

(1) The values in this column are based upon the difference between the fair market value of our Common Stock on the exercise dates and the exercise price or base price of the NQSO or SAR, respectively.

(2) The values in this column are based upon the fair market value of our Common Stock on the vesting dates.

(3) Consists of the following SAR exercises on August 8, 2012 when the fair market value of our Common Stock was $23.95:

| | | | | | |
|---|---|---|---|---|---|
| **Options Exercised** | 640,440 | 246,400 | 246,400 | 246,400 | 134,400 |
| **Exercise/Base Price** | $8.57 | $12.40 | $13.20 | $14.00 | $14.80 |

(4) Consists of the following:

| Date | Stock Vested | Options Exercised | Exercise/Base Price | Fair Market Value |
|---|---|---|---|---|
| 01/25/2012 | — | 1,625 | $6.98 | $13.15 |
| 01/25/2012 | — | 23,471 | $9.17 | $13.15 |
| 01/26/2012 | — | 7,462 | $9.17 | $13.15 |
| 02/02/2012 | — | 3,971 | $9.17 | $13.15 |
| 02/03/2012 | — | 71,799 | $9.17 | $13.15 |
| 03/10/2012 | 26,671 | — | n/a | $14.12 |
| 06/10/2012 | 23,333 | — | n/a | $16.21 |
| 08/13/2012 | — | 14,600 | $9.17 | $23.62 |
| 08/13/2012 | — | 15,400 | $9.17 | $24.00 |
| 08/13/2012 | — | 813 | $9.17 | $23.72 |
| 08/15/2012 | — | 1,625 | $6.98 | $24.50 |
| 08/15/2012 | — | 1,625 | $14.25 | $24.50 |
| 09/10/2012 | 13,333 | — | n/a | $25.96 |
| 12/10/2012 | 13,333 | — | n/a | $26.41 |

(5) Consists of the following:

| Date | Stock Vested | Options Exercised | Exercise/Base Price | Fair Market Value |
|---|---|---|---|---|
| 06/10/2012 | 21,500 | — | n/a | $16.21 |
| 08/28/2012 | — | 15,000 | $8.32 | $25.75 |
| 09/10/2012 | 18,000 | — | n/a | $25.96 |
| 11/28/2012 | — | 30,000 | $8.32 | $25.17 |
| 12/10/2012 | 10,500 | — | n/a | $26.41 |

(6) Consists of the following:

| Date | Stock Vested | Options Exercised | Exercise/Base Price | Fair Market Value |
|---|---|---|---|---|
| 6/10/2012 | 31,250 | — | n/a | $16.21 |
| 8/2/2012 | — | 7,265 | $9.17 | $20.00 |
| 8/7/2012 | — | 20,000 | $9.17 | $22.00 |
| 8/8/2012 | — | 20,000 | $9.17 | $24.00 |
| 8/9/2012 | — | 3,250 | $6.98 | $26.00 |
| 8/9/2012 | — | 14,141 | $9.17 | $26.00 |
| 9/10/2012 | 11,750 | — | n/a | $25.96 |
| 12/10/2012 | 11,750 | — | n/a | $26.41 |

(7) Consists of the following:

| Date | Stock Vested | Options Exercised | Exercise/Base Price | Fair Market Value |
|---|---|---|---|---|
| 12/10/2012 | 2,500 | — | n/a | $26.41 |
| 12/27/2012 | — | 8,125 | $10.65 | $25.16 |

## Potential Payments Upon Termination or Change-In-Control

The following table discloses the estimated payments and benefits that would be provided to each of our NEOs, applying the assumptions that each of the triggering events relating to termination of employment and changes in control described in their respective employment agreements, the Plan and the Logistics LTIP took place on December 31, 2012 and their last day of employment was December 31, 2012. These amounts are in addition to benefits payable generally to our salaried employees. Due to a number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may differ. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

| Name | Termination of Employment (1) | Change-In Control (2) |
|---|---|---|
| Ezra Uzi Yemin | $91,200 (3) | $3,355,520 (4) |
| Assaf Ginzburg | $1,108,136 (5) | $3,489,487 (6) |
| Mark B. Cox (7) | $853,072 (8) | $4,546,371 (9) |
| Frederec Green | $1,442,341 (10) | $4,413,351 (11) |
| Donald N. Holmes | $461,509 (12) | $1,619,496 (13) |

(1) The numbers in the "Termination of Employment" column assume that we terminated the NEO's employment without cause effective December 31, 2012 and that any required advance notice provisions had been satisfied.

(2) The numbers in the "Change-In-Control" column assume that an "exchange transaction" (as described on page 33 of this Proxy Statement) occurred on December 31, 2012 and, as a result, the Board of Directors decided that all outstanding equity awards should become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out).

(3) Consists of $39,000 in salary continuation and an accrued but unused vacation payment of $52,200.

(4) Consists of the value of 112,000 SARs with base prices of $14.80 and 224,000 SARs with base prices of $15.60.

(5) Consists of a $140,000 severance payment, a pro-rated annual bonus of $210,000, the accelerated vesting of equity awards worth $704,986, $8,765 for the cost to continue health insurance for six months, $5,385 for accrued and unused vacation and $12,000 and $27,000 for continued allowances for family education and residence, respectively, for six months.

(6) Consists of the value of 3,250 SARs with a base price of $6.98, 4,875 SARs with a base price of $14.25 and 133,330 RSUs.

(7) Mr. Cox's employment with us ended on March 31, 2013. Pursuant to his separation agreement dated January 18, 2013, Mr. Cox received, or will receive, a separation payment of $210,000, the cost of continuing health insurance coverage through December 31, 2013 in the amount of $10,150, an accrued but unused vacation payment of $46,308, an annual bonus of $100,000 and the accelerated vesting of the following equity awards under the Plan: 21,000 RSUs, 7,500 NQSOs with an exercise price of $8.32, 1,625 SARs with base prices of $6.98 and 1,625 SARs with base prices of $14.25.

(8) This amount consists of a $140,000 severance payment, a pro-rated annual bonus of $100,000, the accelerated vesting of equity awards worth $579,511, $8,765 for the cost to continue health insurance for six months and accrued and unused vacation worth $24,796.

(9) Consists of the value of 15,000 NQSOs with exercise prices of $8.32, 3,250 SARs with a base price of $6.98, 4,875 SARs with a base price of $14.25 and 165,000 RSUs.

(10) Consists of a $140,000 severance payment, a pro-rated annual bonus of $210,000, the accelerated vesting of equity awards worth $1,074,961, $8,765 for the cost to continue health insurance for six months and accrued and unused vacation worth $8,615.

(11) Consists of the value of 15,000 NQSOs with exercise prices of $9.17, 3,250 SARs with a base price of $6.98, 4,875 SARs with a base price of $14.25 and 160,250 RSUs.

(12) Consists of a $125,000 severance payment, a pro-rated annual bonus of $150,000, the accelerated vesting of equity awards worth $176,852, $6,772 for the cost to continue health insurance for six months and accrued and unused vacation worth $2,885.

(13) Consists of the value of 24,375 SARs with a base price of $10.65, 6,500 SARs with a base price of $16.21 and 47,500 RSUs.

*Yemin Employment Agreement*

We have an employment agreement with Mr. Yemin which contains certain provisions relating to the termination of his employment. Either party may terminate the agreement prior to its expiration by providing one year advance written notice of termination. If Mr. Yemin's employment is terminated prior to the expiration of the agreement, Mr. Yemin will be paid one month of salary continuation and an amount equivalent to unused vacation days accrued through the date of termination. Accrued and unused sick leave is not paid to Mr. Yemin upon the termination of his employment agreement. If Mr. Yemin terminates his employment prior to its expiration without providing the required advance notice, he will not be entitled to one month of salary continuation and we may, among other things, "clawback" an amount equivalent to the amount of base salary Mr. Yemin would have earned during the required, but not provided, notice period.

Mr. Yemin's employment agreement also provides him with the option to purchase his residence from us following the termination of his employment (other than termination for cause). Under the terms of the option, Mr. Yemin may purchase the residence at a price equal to the greater of the cost we paid to purchase the residence or the fair market value of the residence. We do not believe that the option would have provided a quantifiable benefit to Mr. Yemin if he had exercised the option on December 31, 2012 because the option does not allow him to purchase the residence at less than fair market value.

If Mr. Yemin's employment agreement terminates because of his death, he will not be entitled to the above-noted payments and benefits, other than accrued and unused vacation. However, pursuant to our standard policies, Mr. Yemin's beneficiaries would receive a death benefit equal to one and half times Mr. Yemin's salary at the time of death. Please see page 26 of this Proxy Statement for further discussion of the material terms of Mr. Yemin's employment agreement.

*Ginzburg Employment Agreement*

Upon termination of his employment by us for any reason other than for cause, Mr. Ginzburg will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance, automobile, education and residence benefits for six months following termination. In addition, if we terminate Mr. Ginzburg's employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards under the Plan to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. In addition, if Mr. Ginzburg terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

*Cox Employment Agreement*

Mr. Cox's employment with us ended on March 31, 2013. See footnote (7) in the table above for information pertaining to the amounts paid to Mr. Cox pursuant to a separation agreement entered into in connection with the end of his employment. However, if we had terminated Mr. Cox's employment for any reason other than for cause on December 31, 2012, Mr. Cox would have been entitled to a severance payment equal to 50% of his base salary, an annual bonus in recognition of service in 2012 and the continuation of insurance benefits through June 30, 2013. In addition, if we had terminated Mr. Cox's employment on December 31, 2012 for any reason other than for cause, he would also have been entitled the immediate vesting of all unvested equity awards under the Plan to the extent that the awards would have vested if his employment would have continued through June 30, 2013.

*Green Employment Agreement*

Upon termination of his employment by us for any reason other than for cause, Mr. Green will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance benefits for six months following termination. In addition, if we terminate Mr. Green's employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards under the Plan to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. In addition, if Mr. Green terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

*Holmes Employment Agreement*

Upon termination of his employment by us for any reason other than for cause, Mr. Holmes will be entitled to a severance payment equal to 50% of his base salary, a prorated annual bonus (if any) and the continuation of insurance benefits for six months following termination. In addition, if we terminate Mr. Holmes' employment during the term of his employment agreement for any reason other than for cause, he will also be entitled the immediate vesting of all unvested equity awards under the Plan to the extent that the awards would have vested if his employment would have continued for the lesser of six months or the expiration of his employment agreement. In addition, if Mr. Holmes terminates his employment during the term of his employment agreement without providing advance written notice equal to the lesser of six months or the balance of the term of his employment agreement, we may also "clawback" an amount equivalent to the amount of base salary he would have earned during the required, but not provided, notice period.

*2006 Long-Term Incentive Plan*

Under the Plan and the applicable award agreements, equity awards that are not vested at the time the participant's employment terminates will generally be immediately forfeited unless our Board of Directors or Compensation Committee determines otherwise. NQSOs and SARs that are vested but unexercised at the time of termination of employment will generally be forfeited unless they are exercised before the earlier of 30 days after such termination or the expiration of the award; however, the 15,000 NQSOs remaining from the 60,000 granted to Mr. Green under his 2009 employment agreements will be forfeited unless they are exercised before the earlier of one year after such termination or the expiration of the award on June 10, 2019.

If an "exchange transaction" (as defined in the Plan) occurs with respect to our Common Stock, then, unless other arrangements are made, unvested awards granted under the Plan may be treated under either of two alternatives. They may be converted into economically equivalent awards with respect to the stock of the acquiring or successor company, or they may become fully vested and participate in the transaction value of the shares covered by the award (e.g., by exercise or cash out). Subject to the above, the disposition of unvested awards under the Plan in the event of an exchange transaction will be determined by our Board, in its discretion. For the purposes of the Plan, an "exchange transaction" includes certain mergers or other transactions which result in our holders of Common Stock receiving cash, stock or other property in exchange for or in connection with their shares of our Common Stock. For an illustration of the value of accelerated equity awards under the Plan assuming that an "exchange transaction" occurred on December 31, 2012, please see the "Change-In-Control" column in the "Potential Payments Upon Termination or Change-In-Control" table on page 31 of this Proxy Statement.

## Compensation of Directors in 2012

The following table sets forth a summary of the compensation we paid to our directors during fiscal year 2012.

**DIRECTOR COMPENSATION**

| Name (1) | Fees Earned or Paid in Cash ($) (2) | Stock Awards ($) (3) | Option Awards ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|
| Shlomo Zohar | 64,000 | 145,890 | — | 2,365 (4) | 212,255 |
| Aharon Kacherginski (5) | 22,000 | — | — | 3,570 (4) | 25,570 |
| Carlos E. Jordá | 68,000 | 145,890 | — | 2,822 (4) | 216,712 |
| Charles H. Leonard | 74,000 | 145,890 | — | 2,822 (4) | 222,712 |
| Philip L. Maslowe | 71,500 | 145,890 | — | 2,822 (4) | 220,212 |

(1) Messrs. Yemin, Bartfeld and Last do not receive any compensation for their services as directors.

(2) This column reports the amount of cash compensation earned in 2012 for Board and committee service.

(3) Amounts in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for financial statement reporting purposes of RSUs granted to the directors on June 10, 2012. The grant date fair value of $16.21 per share was equal to the NYSE closing price of our Common Stock on the last trading date preceding the grant date. Half of the RSUs vested on December 10, 2012, one-fourth vested on March 10, 2013 and the remainder vest on June 10, 2013. The following table sets forth the outstanding equity awards held by our directors at December 31, 2012:

| Name | Vested NQSOs | Unvested NQSOs | Vested SARs | Unvested SARs | Unvested RSUs |
|---|---|---|---|---|---|
| Shlomo Zohar | n/a | n/a | n/a | n/a | 10,166 |
| Carlos E. Jordá | 7,590 | 750 | 1,500 | 1,500 | 9,625 |
| Charles H. Leonard | 7,590 | 750 | — | 1,500 | 9,625 |
| Philip L. Maslowe | — | 750 | — | 1,500 | 9,625 |

(4) Consists of dividend equivalents paid upon vested RSUs.
(5) Mr. Kacherginski's service on the Board ended in May 2012.

We do not currently pay any director compensation to our employee-director, Mr. Yemin, or our non-employee directors who are affiliated with Delek Group, Messrs. Bartfeld and Last. The compensation framework for our other directors (Messrs. Zohar, Jordá, Leonard and Maslowe) (the "Compensated Directors") was determined by the Board. Following a review of our director compensation by AON in December 2010, the Board adopted changes to our director compensation framework beginning with the 2011 fiscal year. Further changes were made effective April 1, 2012 and upon our loss of "controlled company" status in March 2013, and these changes are described below. Future changes to cash and equity compensation for our directors will be determined by the Board.

*Cash Compensation*

During the first quarter of 2012, our Compensated Directors received a cash fee of $8,750 per quarter and an additional cash fee of $2,500 per quarter for serving as chairman of a Board committee. Since April 1, 2012, our Compensated Directors have received a cash fee of $11,250 per quarter, an additional cash fee of $3,000 per quarter for serving as chairman of the audit committee and an additional cash fee of $2,500 for serving as chairman of any other Board committee. From among our Compensated Directors, Mr. Maslowe serves as the chairman of the audit committee and Mr. Leonard serves as chairman of the incentive plan committee. The Compensated Directors receive meeting fees of $2,000 per board meeting attended in person, $1,500 per audit committee meeting in person, $1,000 per other committee meeting attended in person and half the fee otherwise due for meetings attended other than in person. We reimburse our directors for all reasonable expenses incurred for attending meetings and service on our Board.

In March 2013, upon the merger of our compensation and incentive plan committees into a single committee comprised entirely of independent directors, we began paying Mr. Jordá an additional cash fee of $3,000 per quarter for serving as chairman of the compensation committee and increased the fee for compensation committees attended in person to $1,500.

*Equity Compensation*

Messrs. Zohar, Jordá, Leonard and Maslowe were each granted 9,000 RSUs on June 10, 2012. Half of these RSUs vested on December 10, 2012 and the remainder will vest ratably on March 10, 2013 and June 10, 2013. We intend to continue making annual grants of equity awards to each Compensated Director.

We granted NQSOs under the Plan to Mr. Bartfeld in December 2006 and Mr. Last in January 2007. The NQSOs were fully vested as of December 31, 2012 and allow Messrs. Bartfeld and Last to each purchase 28,000 shares of our Common Stock at exercise prices of $17.64 and $16.00, respectively. The NQSOs were granted as special, one-time grants in consideration of their supervision and direction of the management and consulting services provided by Delek Group to us and not as compensation for their services as directors.

## PROPOSED AMENDMENTS TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

In connection with the Board of Directors' determination that we are no longer a controlled company as a result of the completion of the Delek Group Offering and the Concurrent Stock Repurchase, our Board of Directors conducted an evaluation of the Company's corporate governance structure and organizational documents and, as a result of that evaluation, the Board has determined that it is in the best interests of the Company and our stockholders to effect certain amendments to the Company's Amended and Restated Certificate of Incorporation as currently in effect (the "A&R Certificate"). The Board believes that, in addition to the reasons specific to each proposed amendment that are discussed in connection with each individual proposal below, the Company's transition from controlled company status means that, as an overall matter, certain provisions of the Company's organizational documents that were designed to provide flexibility to the Company's governance structure when it was controlled by a single stockholder may not provide a widely traded public company with sufficient protection against coercive takeover tactics and, thus, may result in our stockholders' not receiving a full control premium in connection with any attempt to acquire or otherwise take control of the Company. Accordingly, our Board recommends to our stockholders the approval of Proposals 2 through 7, which reflect these proposed amendments as well as a proposal to effect all such amendments, while making certain minor confirming changes made necessary by such amendments, through the amendment and restatement of our A&R Certificate.

Although the Board strongly believes that these proposed amendments are desirable and in the best interests of the Company's stockholders, taken as a whole, stockholders should note that the implementation of any provisions that could be used as an anti-takeover device may have the effect of deterring a future takeover attempt which a majority of the Company's stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. This is particularly the case when these amendments are considered in the context of existing provisions of our A&R Certificate and Second Amended and Restated Bylaws as currently in effect that could discourage takeover attempts. Among these, our A&R Certificate authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Although at present no shares of our preferred stock are outstanding, issuance of shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. Additionally, our Second Amended and Restated Bylaws as currently in effect require advance notice procedures for a stockholder to nominate a candidate for election as a director or to bring business before a meeting of stockholders and further provide that special meetings of stockholders may be called only by our chairman or president, or by our corporate secretary upon written request by a majority of our Board of Directors.

If these amendments are approved by the stockholders at the 2013 Annual Meeting, the Board proposes thereafter to cause the Company to file with the Office of the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation of the Company to effect these amendments as well as certain conforming changes made necessary thereby. The form of the Second Amended and Restated Certificate of Incorporation of the Company, which reflects all amendments proposed by the Board of Directors to be made to our A&R Certificate, is attached to this proxy statement as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with each of Proposals 2 through 7.

## PROPOSAL 2

## APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT STOCKHOLDER ACTIONS MAY ONLY BE TAKEN AT ANNUAL OR SPECIAL MEETINGS OF STOCKHOLDERS

The Board of Directors of the Company has adopted resolutions approving and submitting to a vote of the stockholders an amendment to the A&R Certificate to add a new Article which would provide that, if action is to be taken by the stockholders of the Company, then such action may only be taken at an annual or special meeting of the Company's stockholders rather than pursuant to the written consent of the Company's stockholders entitled to vote on such action without the need for a meeting to be held.

The text of the proposed amendment is as follows:

> *Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called in accordance with the provisions of this Certificate of Incorporation and the bylaws of the corporation, and may not be taken by a written consent of the stockholders.*

The full text of this amendment is reflected in Article Fourteenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 2, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

This amendment, if adopted, would have the effect of narrowing the provisions of Section 228 of the Delaware General Corporation Law ("Section 228") as applied to the Company. Section 228 permits the taking of action by a Delaware corporation's stockholders without a meeting if, among other things, a written consent or consents to the action are signed by stockholders holding the minimum number of shares that would be necessary to authorize the action at an actual meeting at which all shares entitled to vote on the matter were present and voted, provided that the corporation's certificate of incorporation does not prevent the taking of such actions via written consent.

The purpose of the provision is to require that proposals to be voted upon by the Company's stockholders be approved only following the opportunity for a full discussion of the matter at a meeting of the Company's stockholders. Action by written consent can also facilitate short-term stock manipulation by permitting certain investors to quietly accumulate significant positions and take action without the waiting periods, disclosure rules, and other protections inherent in the stockholder meeting process. In addition, permitting stockholder action by written consent can create substantial confusion and disruption for stockholders, as multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. The proposal is also intended to reduce the vulnerability of the Company to coercive takeover tactics by other corporations, groups, or individuals, by encouraging such parties to negotiate the terms and conditions of any proposed control transaction with the Company's Board of Directors, who have fiduciary obligations to act in the best interests of the Company's stockholders in such matters.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal are desirable and in the best interests of the Company's stockholders, stockholders should note that there are certain disadvantages that may ensue from it. One potential disadvantage is that the provision could have the effect of deterring a future takeover attempt which a majority of the Company's stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Additionally, a determined potential acquirer may elect to proceed with its offer despite the provision, but the price offered to stockholders may be lower than would be the case if the proposed provision was not in effect. The Company is not aware of any present third party plans to solicit stockholder consents or otherwise gain control of the Company.

**Vote Required for Proposal 2**

With respect to Proposal 2 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 2.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 2.**

## PROPOSAL 3

## APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT MEMBERS OF OUR BOARD OF DIRECTORS COULD BE REMOVED WITH OR WITHOUT CAUSE BY A SUPERMAJORITY VOTE OF STOCKHOLDERS

The Board of Directors of the Company has adopted resolutions approving and submitting to a vote of the stockholders an amendment to the A&R Certificate to add a new Article which would provide that any member of the Board of Directors could be removed with or without cause by stockholders of the Company holding at least 66 2/3% of all of the issued and outstanding capital stock of the Company entitled to vote on such matters, voting as a single class, except that stockholders of the Company holding a majority of all of the issued and outstanding capital stock of the Company entitled to vote on such matters, voting as a single class, could remove a director whose removal had previously been recommended by at least 66 2/3% of the entire Board of Directors. The A&R Certificate currently provides that any member of the Board of Directors may be removed with or without cause by stockholders holding a majority of all of the issued and outstanding capital stock of the Company entitled to vote at an election of directors.

The text of this proposed amendment is as follows:

> *Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the Corporation), any director or the entire Board of Directors may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders called for that purpose, except that if the Board of Directors, by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors, recommends the removal of a director to the stockholders, such removal may be effected by the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders for that purpose.*

The full text of this amendment is reflected in Article Fifteenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 3, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Director removals can be, and have been, a tactic employed by potential acquirors and other activist investors to gain control of other companies without paying all shareholders a suitable control premium. The purpose of the proposed amendment is to prevent one or more directors being removed, either with or without cause, in the extraordinary circumstance of a stockholder action outside of the Company's normal director election process unless a significant majority of the Company's stockholders supports such an action. However, because the proposed amendment would increase the threshold for director removal from a bare majority to only 66 2/3% of the issued and outstanding shares entitled to vote, the Company's stockholders would continue to retain the right to effect director removals outside the normal director election process if a significant majority supported such a result. Moreover, a majority of the Company's issued and outstanding capital stock would still be sufficient to remove any director if a supermajority of the Board as a whole recommended such a measure, thus ensuring that directors who in the Board's judgment fail to fulfill their duties to the Company and its stockholders, or whose removal would otherwise be in the stockholders' best interests, could still be removed without the need for a supermajority vote.

Although the Board strongly believes that the proposed amendment is desirable and in the best interests of the Company's stockholders, and that it appropriately balances, on the one hand, the Company's and its stockholders' interest in diminishing the Company's vulnerability to coercive takeover attempts through the removal of directors against, on the other hand, the stockholders' established right under Delaware law to remove directors with or without cause, stockholders should note that the provision may make it less likely that incumbent directors will be removed even though a majority of the stockholders may deem it desirable. This in turn could have the effect of discouraging acquisition offers or other strategic proposals regarding the Company that our stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. The Company is not aware of any such proposals or other present third party plans to gain control of the Company.

**Vote Required for Proposal 3**

With respect to Proposal 3 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 3.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 3.**

## PROPOSAL 4

## APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT, WITH CERTAIN EXCEPTIONS, THE COURT OF CHANCERY OF THE STATE OF DELAWARE BE THE EXCLUSIVE FORUM FOR CERTAIN LEGAL ACTIONS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate to add a new Article which would provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company or any of its directors, officers or other employees alleging a violation of the Delaware General Corporation Law or the Company's Certificate of Incorporation or bylaws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine.

The text of this proposed amendment is as follows:

> *Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the corporation to the corporation or the corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware law or the corporation's certificate of incorporation or bylaws, or (d) any action asserting a claim against the corporation governed by the internal affairs doctrine.*

The full text of this amendment is reflected in Article Seventeenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 4, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Through its three diverse business segments, the Company has operations at hundreds of locations in many states throughout the southeastern and central United States, all outside of Delaware, where the Company was incorporated. Plaintiffs seeking to bring claims against the Company for the matters to which the proposed amendment relates could use the Company's diverse operations to bring duplicative suits in multiple jurisdictions or to choose a forum state that may not apply Delaware law to the Company's internal affairs in the same manner as the Delaware Court of Chancery would be expected to do so. The Board believes that, by ensuring that lawsuits relating to the Company's internal affairs are heard only in the Delaware Court of Chancery, an exclusive forum provision for these types of lawsuits furthers the Company's goal of securing fair, predictable outcomes, which was a primary reason for the Company's incorporation in the State of Delaware.

The Board believes that our stockholders will benefit from having intra-company disputes litigated in the Delaware Chancery Courts. Although some plaintiffs might prefer to litigate matters in a forum outside of Delaware because another court may be more convenient or viewed as being more favorable to them (among other reasons), the Board believes that the benefits to the Company and its non-filing stockholders outweigh these concerns. Delaware offers a system of specialized Chancery Courts to deal with corporate law questions, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can limit the time, cost and uncertainty of litigation for all parties. These courts have developed considerable expertise in dealing with corporate law issues, as well as a substantial and influential body of case law construing Delaware's corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the Company with more predictability regarding the outcome of intra-corporate disputes. In addition, adoption of this amendment would reduce the risk that the Company could be involved in duplicative litigation in more than one forum, as well as the risk that the outcome of cases in multiple forums could be inconsistent, even though each forum purports to follow Delaware law. This amendment gives the Board the flexibility to consent to an alternative forum in the appropriate instances.

The Board is aware that certain proxy advisors, and even some institutional investors, take the view that they will not support an exclusive forum clause until the company proposing it can show it already has suffered material harm as a result of multiple stockholder suits filed in different jurisdictions regarding the same matter. The Board believes that it is more prudent to take preventive measures before the Company and the interests of almost all of its stockholders are harmed by the increasing practice of the plaintiffs' bar to file selectively their claims in favorable jurisdictions, rather than wait to incur the litigation and related costs of attempting to have the cases consolidated or risk that foreign jurisdictions may misapply Delaware law to the detriment of the Company and its stockholders.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal are desirable and in the best interests of the Company's stockholders, stockholders should note that there are certain disadvantages that may ensue from this amendment. One potential disadvantage is that the provision, by limiting the ability of third parties and the Company's stockholders to file lawsuits relating to intracorporate disputes in the forum of their choosing, could have the effect of deterring such lawsuits or a future takeover attempt which a majority of the Company's stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. The Company is not aware of any pending or threatened claims affected by the proposed amendment or third party plans to gain control of the Company. Moreover, the Board is aware that the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in ongoing legal proceedings, and it is possible that, in connection with these ongoing proceedings or other similar legal proceedings that may be brought in the future, including any legal proceedings that may be brought to challenge the proposed exclusive forum provision described in this Proposal if it is adopted and put into effect, judicial decisions or other rulings or changes in law could declare or otherwise render exclusive forum clauses like the one contained in the proposed amendment described in this Proposal to be inapplicable or unenforceable.

**Vote Required for Proposal 4**

With respect to Proposal 4 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 4.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 4.**

## PROPOSAL 5

## APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT OUR BYLAWS COULD BE AMENDED ONLY BY A SUPERMAJORITY VOTE OF STOCKHOLDERS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate pursuant to which the vote of 66 2/3% of the Company's issued and outstanding capital stock entitled to vote on such matters, voting as a single class, would be required to effect any amendments to the Company's bylaws, as may be in effect from time to time.

The text of this proposed amendment is as follows:

> *In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal any and all of the bylaws of the corporation. In addition, notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the bylaws of the corporation may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.*

The full text of this amendment is reflected in Article Sixth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 5, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Under the proposed amendment, the Board would retain the power to amend the Company's bylaws, which power it currently has under the A&R Certificate and the Second Amended and Restated Bylaws of the Company as currently in effect.

Delaware law permits supermajority voting requirements and a number of publicly-traded companies have adopted these provisions to preserve and maximize long-term value for all of their stockholders. Because these provisions give holders of less than a majority of the issued and outstanding shares the ability to defeat a proposed fundamental change, they generally have the effect of giving minority shareowners a greater voice in corporate structure and governance. The Board strongly believes that certain extraordinary fundamental changes to corporate governance, including the amendment of the Company's bylaws, should have the support of a broad consensus of the Company's stockholders rather than a simple majority in order to be effected. The proposed supermajority requirements in this Proposal 5 and in Proposal 6 would be limited to only a few specified matters having long-lasting impact on important Company policies, including its fundamental corporate governance approach (including amending the bylaws), limits on director liability and director indemnification provisions and the removal of directors for cause outside the annual stockholder meeting process. The vast majority of all matters voted on by the Company's stockholders would thus continue to rely on a majority voting standard.

The purpose of the supermajority voting standard is not to preclude changes to the Company's bylaws, but to ensure that stockholder initiated changes to the Company's bylaws occur with a broader stockholder consensus than a simple majority. The Board believes that a supermajority vote standard for amendments to the Company's bylaws helps ensure that no significant disruption to the Company's governance is made without the broad support of our stockholders. This voting requirement helps protect against actions by short-term or self interest-driven stockholders who, unlike the Board, generally owe no legal duty of any kind to any of their fellow stockholders and are free to pursue their own agendas irrespective of the best interests of the Company and all of its stockholders.

We believe the Board's role in considering corporate governance changes with stockholder input is of fundamental importance. Action by the Company's stockholders to amend the Company's bylaws without the Board's input disregards the Board's substantial expertise and intimate knowledge of the Company's affairs and jeopardizes the Company's effective, reasoned corporate governance approach. Even with the proposed amendment in place, stockholders have substantial opportunity to influence the Company's corporate governance, including through the annual director election process. Further, the Company's Board has fiduciary duties to act on a fully informed basis and in the best interests of all stockholders, duties that stockholders generally do not have with respect to one another.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal 5 are desirable and in the best interests of the Company's stockholders, stockholders should note that there are certain disadvantages that may ensue from this amendment. One potential disadvantage is that this provision could, by making it more difficult for third parties and the Company's stockholders to amend the Company's bylaws, have the effect of deterring a future takeover attempt which a majority of the Company's stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Stockholders should also note that, immediately following the completion of the Delek Group Offering and the Concurrent Stock Repurchase on March 20, 2013, our former parent company, Delek Group, continued to control approximately 36.7% of our issued and outstanding Common Stock, which, particularly if combined with the approximately 1.4% of our Common Stock owned by the Company's directors and executive officers, taken together as a group, as of that same date, would be sufficient to defeat any stockholder proposal opposed by Delek Group that relates to matters covered by this proposed amendment. The Company is not aware of any present stockholder proposals to make amendments to the Company's bylaws that would be affected by this provision or of any third party plans to gain control of the Company.

**Vote Required for Proposal 5**

With respect to Proposal 5 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 5.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 5.**

## PROPOSAL 6

## APPROVAL OF AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE THAT CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION COULD BE AMENDED ONLY BY A SUPERMAJORITY VOTE OF STOCKHOLDERS

The Board of Directors has approved and recommends your approval of an amendment to the A&R Certificate pursuant to which the vote of 66 2/3% of the Company's issued and outstanding capital stock entitled to vote on such matters, voting as a single class, would be required to effect any amendments to certain specified provisions of the Company's certificate of incorporation, as may be in effect from time to time. The specified provisions of the Company's certificate of incorporation that would be subject to this supermajority requirement are (i) the proposed provision requiring a supermajority stockholder vote to amend the Company's bylaws discussed in Proposal 5, (ii) existing provisions relating to limitation of directors' personal liability to the Company for monetary damages in certain circumstances, the requirement that the Company indemnify directors and officers of the Company to the fullest extent allowable by Delaware law (including Section 145 of the Delaware General Corporation Act) and the Company's ability to purchase insurance covering directors, officers, employees and agents of the Company, among others, against any liability, whether indemnifiable by the Company under Delaware law or not, (iii) the proposed provision relating to director removal discussed under Proposal 3 and (iv) the provision governing amendments to the Company's certificate of incorporation.

The text of this proposed amendment is as follows:

> *Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with Articles Sixth, Eleventh, Twelfth, Thirteenth, Fifteenth, or this Article Sixteenth, provided, that this Article Sixteenth shall not apply to, and such sixty-six and two-thirds percent (66 2/3%) vote shall not be required for any amendment, repeal or adoption unanimously recommended to the stockholders by the Board of Directors, in which case such amendment, repeal, or adoption may be effected by the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders for that purpose.*

The full text of this amendment is reflected in Article Sixteenth of the proposed Second Amended and Restated Certificate of Incorporation of the Company attached hereto as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with this Proposal 6, as well as the other proposed amendments to our A&R Certificate discussed in this proxy statement.

Under the proposed amendment, stockholders of the Company holding a majority of all of the issued and outstanding capital stock of the Company entitled to vote on such matters, voting as a single class, could effect an amendment to the specified provisions of the Company's certificate of incorporation if the amendment is recommended by at least 66 2/3% of the entire Board of Directors.

Delaware law permits supermajority voting requirements and a number of publicly-traded companies have adopted these provisions to preserve and maximize long-term value for all of their stockholders. Because these provisions give holders of less than a majority of the issued and outstanding shares the ability to defeat a proposed fundamental change, they generally have the effect of giving minority shareowners a greater voice in corporate structure and governance. The Board strongly believes that certain extraordinary fundamental changes to corporate governance, including the amendment of the specified provisions of the Company's certificate of incorporation, should have the support of a broad consensus of the Company's stockholders rather than a simple majority in order to be effected. The proposed supermajority requirements in this Proposal 6 and in Proposal 5 would be limited to only a few specified matters having long-lasting impact on important Company policies, including its fundamental corporate governance approach (including amending the bylaws), limits on director liability and director indemnification provisions and the removal of directors for cause outside the annual stockholder meeting process. The vast majority of all matters voted on by the Company's stockholders would thus continue to rely on a majority voting standard.

The purpose of the supermajority voting standard is not to preclude change but to ensure that certain fundamental changes to the Company's certificate of incorporation only occur with a broader stockholder consensus than a majority. The Board believes that a supermajority vote standard for amendments to the specified provisions of the Company's certificate of incorporation appropriately ensures that no significant disruption to the Company's governance is made without the broad support of our stockholders. This voting requirement helps protect against actions by short-term or private interest-driven stockholders who, unlike the Board, owe no legal duty of any kind to any of their fellow stockholders and are free to pursue their narrow agendas irrespective of the greater corporate good.

Although the Board strongly believes the objectives of the proposed amendment described in this Proposal 6 are desirable and in the best interests of the Company's stockholders, stockholders should note that there are certain disadvantages that may ensue from this amendment. One potential disadvantage is that this provision could, by making it more difficult for third parties and the Company's stockholders to amend the specified provisions of the Company's certificate of incorporation, have the effect of deterring a future takeover attempt which a majority of the Company's stockholders may deem to be in their best interests or where the stockholders may receive a substantial premium for their shares over market value. Stockholders should also note that, immediately following the completion of the Delek Group Offering and the Concurrent Stock Repurchase on March 20, 2013, our former parent company, Delek Group, continued to control approximately 36.7% of our issued and outstanding Common Stock, which, particularly if combined with the approximately 1.4% of our Common Stock owned by the Company's directors and executive officers, taken together as a group, as of that same date, would be sufficient to defeat any stockholder proposal opposed by Delek Group that relates to matters covered by this proposed amendment. The Company is not aware of any present stockholder proposals to make amendments to the Company's certificate of incorporation that would be affected by this provision or of any third party plans to gain control of the Company.

**Vote Required for Proposal 6**

With respect to Proposal 6 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 6.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 7 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the amendment of the Amended and Restated Certificate of Incorporation of the Company to effect the amendment described in Proposal 6.**

## PROPOSAL 7

## APPROVAL OF A SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH WILL INTEGRATE THE AMENDMENTS INTO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AS CURRENTLY IN EFFECT

If the amendments proposed in Proposals 2 through 6 are approved by the stockholders at the 2013 Annual Meeting, the Board plans thereafter to cause the Company to file with the Office of the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation of the Company to effect these amendments as well as certain conforming changes made necessary thereby. The Board believes that effecting all of the proposed amendments that are approved through a single amendment and restatement would make the Company's certificate of incorporation more understandable and more easily navigable for stockholders, investors, business partners and other stakeholders, as well as being more economical in time, cost and resources than a series of amendments.

The form of the Second Amended and Restated Certificate of Incorporation of the Company, which reflects all amendments proposed by the Board of Directors to be made to our A&R Certificate, is attached to this proxy statement as Appendix A. You should read Appendix A in its entirety before making a decision as to how to vote your shares in connection with each of Proposals 2 through 7.

**Vote Required for Proposal 7**

With respect to Proposal 7 and the other proposed amendments to our A&R Certificate discussed in this proxy statement, the affirmative vote of stockholders of the Company representing a majority of the voting power of our Common Stock is required to approve the proposal.

At the close of business on the record date for the 2013 Annual Meeting, approximately 52.8% of our issued and outstanding Common Stock was controlled by a subsidiary of Delek Group. As a result, Delek Group and its affiliates will have sufficient voting power to determine the outcome of Proposal 7.

Our Board of Directors reserves the right, notwithstanding stockholder approval of Proposals 2 through 6 and without further action by our stockholders, to elect not to proceed with filing any or all of the amendments to, or the amendment and restatement of, our A&R Certificate if, at any time prior to filing the amendments to our A&R Certificate, our Board of Directors, in its sole discretion, determines that it is no longer in our best interests or the best interests of our stockholders.

**The Board of Directors recommends a vote "FOR" the approval of the Second Amended and Restated Certificate of Incorporation of the Company described in this Proposal 7 to effect the amendments described in Proposals 2 through 6.**

## AUDIT COMMITTEE REPORT

Management is responsible for our system of internal controls and the overall financial reporting process. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), and to issue a report thereon. The Audit Committee is responsible for overseeing management's conduct of the financial reporting process and systems of internal accounting and financial controls.

At the beginning of 2012, the Audit Committee was comprised of Messrs. Maslowe, Leonard, Jordá, Zohar and Kacherginski. Mr. Kacherginski left the Audit Committee upon the end of his Board service in May 2012 and Mr. Jordá left the committee upon the Board's reorganization of its committees after the completion of the Delek Group Offering on March 20, 2013. During 2012, the Audit Committee reviewed and discussed with both management and our independent registered public accounting firm all annual and quarterly financial statements prior to their issuance. During 2012, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with United States generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accounting firm of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and the letter from Ernst & Young required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Additionally, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of our internal and disclosure control structure, including its internal control over financial reporting.

Taking all of these reviews and discussions into account, all of the Audit Committee members, whose names are listed below, recommended to the Board of Directors that it approve the inclusion of the audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. Although the Audit Committee has the sole authority to appoint the independent registered public accounting firm, the Audit Committee has recommended that the Board of Directors ask the stockholders to ratify the appointment of Ernst & Young at the Annual Meeting.

Members of the Audit Committee

Philip L. Maslowe, Chairman
Carlos E. Jordá
Charles H. Leonard
Shlomo Zohar

## RELATIONSHIP WITH INDEPENDENT AUDITORS

The information required by Item 9(e) of Schedule 14A is filed under Item 14 (Principal Accountant Fees and Services) of our Annual Report on Form 10-K for the year ended December 31, 2012 and is incorporated herein by reference.

## PROPOSAL 8

## RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR 2013

The Audit Committee has appointed Ernst & Young LLP, as the independent registered public accounting firm to audit our consolidated financial statements for the year ending December 31, 2013. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions.

We are asking you to ratify the selection of Ernst & Young as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board of Directors is submitting the selection of Ernst & Young to our stockholders for ratification because we value your views on our independent registered public accounting firm and as a matter of good corporate practice. In the event that our stockholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

**The Board of Directors recommends a vote "FOR" the ratification of Ernst & Young LLP as our independent public accounting firm.**

## STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

To be considered for inclusion in our Proxy Statement for our 2014 Annual Meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals must be in writing and submitted to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027, and must otherwise comply with the requirements of Rule 14a-8. The proposal must be received no later than December 16, 2013 for us to consider it for inclusion.

Stockholders who desire to present business at our 2014 Annual Meeting of stockholders, without inclusion in the Proxy Statement for such meeting, including a nomination of a candidate for election as director at such meeting, must notify our Secretary of such intent in accordance with our bylaws by writing to the Secretary of Delek US Holdings, Inc. at 7102 Commerce Way, Brentwood, Tennessee 37027. To be timely, such notice must be received not later than January 15, 2014, nor earlier than December 16, 2013, provided that if the date of the Annual Meeting is advanced more than thirty calendar days prior to or delayed by more than thirty calendar days after the anniversary of the preceding year's Annual Meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the ninetieth calendar day prior to such Annual Meeting or the tenth calendar day following the day on which public disclosure of the date of such meeting is first made. The advance notice must also meet the other requirements of Section 2.02 of our bylaws. You may obtain a copy of our bylaws by writing to our Secretary at the address above.

## INCORPORATION BY REFERENCE

We have elected to "incorporate by reference" certain information into this Proxy Statement. By incorporating by reference, we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for information incorporated by reference that is superseded by information contained in this Proxy Statement. This Proxy Statement incorporates by reference information from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 under Item 14, Principal Accounting Fees and Services. A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 has been mailed to you along with this Proxy Statement and is available free of charge on our website, which is located at http://www.DelekUS.com.

## APPENDIX A

## SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DELEK US HOLDINGS, INC.

Delek US Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "GCL"), DOES HEREBY CERTIFY:

1. The name of the corporation is Delek US Holdings, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was April 10, 2001 (the "Original Certificate"). The date of the filing of the Amended and Restated Certificate of Incorporation was April 18, 2006 (the "Restated Certificate").

2. This Second Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation") was duly adopted by the Board of Directors and the stockholders of the corporation in accordance with Sections 242 and 245 of the GCL.

3. The text of the Original Certificate as amended and restated by the Restated Certificate is hereby amended and restated to read in its entirety as follows:

**FIRST**: The name of the corporation is Delek US Holdings, Inc.

**SECOND**: The address of the registered office of the corporation in the State of Delaware is at 874 Walker Road, Suite C, City of Dover, County of Kent; and the name of its registered agent at such address is United Corporate Services, Inc.

**THIRD**: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under GCL as set forth therein.

**FOURTH**: The total number of shares of stock of all classes of stock which the corporation shall have the authority to issue is 120,000,000 shares, consisting solely of 110,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

1. *Preferred Stock.* Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized by resolution or resolutions to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the voting powers, if any, designations, preferences and the relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of any such series, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then issued and outstanding). The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of shares of the series, which number the Board of Directors may thereafter increase or decrease (but not below the number of shares thereof then issued and outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative, the dividend rate of the series, and the dates and preferences of the dividends of such series;

(d) the redemption rights and price or prices, if any, for shares of the series;

(e) the terms and amount of any sinking find provided for the purchase or redemption of shares of the series;

(f) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(g) whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the corporation or any other entity, and, if so, the specification of such other class or series of such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

(h) the right, if any, to subscribe for or to purchase any securities of the corporation or any other corporation or other entity;

(i) the voting rights, if any, of the holders of shares of the series; and

(j) any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions thereof.

2. *Common Stock.* Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder as of the record date of such meeting.

**FIFTH**: The corporation is to have perpetual existence.

**SIXTH**: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal any and all of the bylaws of the corporation. In addition, notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the bylaws of the corporation may be adopted, altered, amended or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.

**SEVENTH**: Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision of the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the corporation. Election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

**EIGHTH**: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of the GCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of the GCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

**NINTH**: Subject to the rights of holders of Preferred Stock, if any, the number of directors that shall constitute the whole Board of Directors shall be as provided in the bylaws of the corporation, as the same may be amended from time to time. Such number of directors shall from time to time be fixed and determined by the directors as set forth in the bylaws of the corporation. The directors shall be elected at the annual meeting of stockholders, and each director elected shall hold office until his or her successor shall be elected and qualified. Directors need not be residents of the State of Delaware or stockholders of the corporation. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation.

If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors as provided in the bylaws or otherwise, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Any director so chosen shall hold office until the next election and until his or her successor shall be duly elected and qualified, unless sooner displaced.

Advance notice of stockholder nominations for the election of directors must be given in the manner provided in the bylaws of the corporation.

**TENTH**: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or thereafter prescribed by statute, and all rights conferred on the stockholders herein are granted subject to this reservation.

**ELEVENTH**: A director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the GCL, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit. If the GCL is amended after the date of incorporation of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

**TWELFTH**: The corporation shall, to the fullest extent permitted by the GCL (including, without limitation, Section 145 thereof), as amended from time to time, indemnify any officer or director whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other losses of any nature. The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of the heirs, executors and administrators of such a person.

**THIRTEENTH**: The corporation may purchase and maintain insurance on behalf of any person who was or is a director, officer, employee or agent of the corporation or serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability, whether or not the corporation would have the power to indemnify such person against such liability under the GCL.

**FOURTEENTH**: Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called in accordance with the provisions of this Certificate of Incorporation and the bylaws of the corporation, and may not be taken by a written consent of the stockholders.

**FIFTEENTH**: Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this Certificate of Incorporation or the bylaws of the Corporation), any director or the entire Board of Directors may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders called for that purpose, except that if the Board of Directors, by an affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire Board of Directors, recommends the removal of a director to the stockholders, such removal may be effected by the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders for that purpose.

**SIXTEENTH**: Notwithstanding any other provisions of this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser percentage or separate class vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of all of the issued and outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class, shall be required to amend, repeal, or adopt any provisions inconsistent with Articles Sixth, Eleventh, Twelfth, Thirteenth, Fifteenth, or this Article Sixteenth, provided, that this Article Sixteenth shall not apply to, and such sixty-six and two-thirds percent (66 2/3%) vote shall not be required for any amendment, repeal or adoption unanimously recommended to the stockholders by the Board of Directors, in which case such amendment, repeal, or adoption may be effected by the affirmative vote of the holders of at least a majority of all of the issued and outstanding shares of capital stock of the corporation entitled to vote on the election of directors at a meeting of stockholders for that purpose.

**SEVENTEENTH**: Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the corporation to the corporation or the corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of Delaware law or the corporation's certificate of incorporation or bylaws, or (d) any action asserting a claim against the corporation governed by the internal affairs doctrine.

IN WITNESS WHEREOF, Delek US Holdings, Inc. has caused this Certificate of Incorporation to be executed by its President and Chief Executive Officer, this __th day of _____, 2013.

_______________________________________

Ezra Uzi Yemin
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 001-32868**

## DELEK US HOLDINGS, INC.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **52-2319066** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **7102 Commerce Way Brentwood, Tennessee** | **37027** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(615) 771-6701**
*(Registrant's telephone number, including area code)*
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of June 30, 2012 was approximately $312,226,915, based upon the closing sale price of the registrant's common stock on the New York Stock Exchange on that date. For purposes of this calculation only, all directors, officers subject to Section 16(b) of the Securities Exchange Act of 1934, and 10% stockholders are deemed to be affiliates.

At March 1, 2013, there were 59,713,836 shares of the registrant's common stock, $.01 par value, outstanding.

**Documents incorporated by reference**

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with the 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012, are incorporated by reference into Part III of this Form 10-K.

## TABLE OF CONTENTS

### PART I



### PART II



### PART III



### PART IV

Unless otherwise indicated or the context requires otherwise, the terms "Delek," "we," "our," "Company" and "us" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries. See also "Glossary of Terms" included in Item 1, Business, of this Annual Report on Form 10-K for definitions of certain business and industry terms used herein.

Statements in this Annual Report on Form 10-K, other than purely historical information, including statements regarding our plans, strategies, objectives, beliefs, expectations and intentions are forward looking statements. These forward-looking statements generally are identified by the words "may," "will," "should," "could," "would," "predicts," "intends," "believes," "expects," "plans," "scheduled," "goal," "anticipates," "estimates" and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including those discussed below and in Item 1A, Risk Factors, which may cause actual results to differ materially from the forward-looking statements. See also "Forward-Looking Statements" included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, of this Annual Report on Form 10-K.

# PART I

## ITEM 1. *BUSINESS*

### Company Overview

We are an integrated energy business focused on petroleum refining, the transportation and wholesale distribution of crude oil and refined products and convenience store retailing. Delek US Holdings, Inc. ("Holdings"), a Delaware corporation formed in 2001, is the sole shareholder or owner of membership or partnership interests of Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance"), Delek Marketing & Supply, LLC ("Marketing"), Lion Oil Company ("Lion Oil"), Delek Renewables, LLC, Delek Rail Logistics, LLC, Delek Logistics, GP, LLC, Delek Logistics Services Company, MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc., NTI Investments, LLC and GDK Bearpaw, LLC. In addition, As of December 31, 2012, own a 60.4% limited partner interest and a 2.0% general partner interest in Delek Logistics Partners, LP ("Delek Logistics"), a master limited partnership that we formed in April 2012. This interest includes 2,799,258 common units, 11,999,258 subordinated units and 489,766 general partner units. Our business consists of three operating segments: refining, logistics and retail.

Our refining segment operates independent refineries in Tyler, Texas (the "Tyler refinery") and El Dorado, Arkansas (the "El Dorado refinery") with a combined design crude distillation capacity of 140,000 bpd. The Tyler refinery sells the majority of its production over the refinery truck rack to supply the local market in the East Texas area. The El Dorado refinery sells a portion of its production at the refinery truck rack though the majority of the refinery's production is shipped into Enterprise Pipeline System to supply a combination of pipeline bulk sales and wholesale rack sales at terminal locations along the pipeline, including Shreveport, LA, North Little Rock, AR, Memphis, TN, and Cape Girardeau, MO. The majority of the crude oil we purchased in 2012 was sourced from inland domestic sources originating primarily from areas of Texas and Arkansas. In 2012, we also began receiving crude oil delivered by rail car to the El Dorado refinery that originates primarily from other parts of the United States. Moving forward, we currently anticipate receiving increasing amounts of Midland, Texas sourced crude oil at both refineries. We believe our ability to access these cost-advantaged feedstocks provides a competitive advantage compared to refineries that purchase more expensive U.S. Gulf Coast and foreign crude oils.

Our logistics segment gathers, transports and stores crude oil and markets, distributes, transports and stores refined products in select regions of the southeastern United States and west Texas for both our refining segment and third parties. The logistics segment owns approximately 400 miles of crude oil transportation pipelines, 123 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 2.6 million barrels of active shell capacity. Our logistics segment owns and operates five terminals and markets light products using third-party terminals.

Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of approximately 373 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Mississippi, Tennessee and Virginia.

We are a controlled company under the rules and regulations of the New York Stock Exchange (the "NYSE"), where our shares are traded under the symbol "DK." As of December 31, 2012, approximately 52.9% of our outstanding shares were beneficially owned by an indirect wholly owned subsidiary of Delek Group Ltd. ("Delek Group"), a conglomerate that is domiciled and publicly traded in Israel. Delek Group owns significant interests in energy related businesses and is controlled indirectly by Mr. Itshak Sharon (Tshuva).

In April 2011, we acquired 53.7% of the issued and outstanding shares of common stock of Lion Oil (the "Lion Acquisition") from the then majority shareholder, Ergon, Inc. ("Ergon"). Combined with the 34.6% of Lion Oil common stock that we purchased in 2007, the Lion Acquisition brought our ownership of Lion Oil to 88.3%. In October 2011, we acquired the remaining equity interests in Lion Oil, thereby assuming full equity ownership. Through Lion Oil, we currently own and operate the 80,000 bpd El Dorado refinery, as well as a light product and an asphalt distribution terminal in El Dorado, Arkansas.

On December 19, 2011, we acquired all of the outstanding membership interests of Paline Pipeline Company, LLC ("Paline") from Ergon Terminaling, Inc ("Ergon Terminaling") (the "Paline Acquisition"). Paline owns and operates a 10-inch, 185-mile pipeline system ("Paline Pipeline System"). We acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a three-year, $25.0 million note payable to Ergon Terminaling, which was subsequently assigned to Ergon. On January 31, 2012, we completed the acquisition of an approximately 36 miles long, eight and ten inch pipeline system (the "Nettleton Pipeline") from Plains Marketing, L.P. ("Plains") (the "Nettleton Acquisition"). The purchase price, including the reimbursement by Delek of certain costs incurred by Plains, was approximately $12.3 million. The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to our refinery in Tyler, Texas. On February 7, 2012, we purchased (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. and (ii) the eight inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P (the "Big Sandy Pipeline") (collectively, the "Big Sandy Acquisition"). The purchase price was approximately $11.0 million. This terminal was contributed to Delek Logistics as part of its initial public offering and Holdings will pay terminalling fees to Delek Logistics as part of the Terminalling Services Agreement.

*Delek Logistics Initial Public Offering*

On November 7, 2012, Delek Logistics, closed its initial public offering (the "DKL Offering") of 9,200,000 common units at a price of $21.00 per unit, which included a 1,200,000 common unit over-allotment option that was exercised in full by the underwriters. Headquartered in Brentwood, Tennessee, Delek Logistics was formed by Delek to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. Delek Logistics' initial assets were contributed by us in connection with the DKL Offering and included certain assets formerly owned, or used by, our subsidiaries, including Marketing, Paline and Lion Oil. A substantial majority of Delek Logistics' assets are currently integral to Delek's refining and marketing operations. We received net proceeds of approximately $171.8 million from the DKL Offering, after deducting offering expenses and debt issuance costs.

We have agreements with Delek Logistics that establish fees for certain administrative and operational services provided by Holdings and its subsidiaries to Delek Logistics, provide certain indemnification obligations and other matters and establish terms for fee-based commercial logistics and marketing services provided by Delek Logistics and its subsidiaries to us. Delek Logistics is a variable interest entity as defined under United States generally accepted accounting principles ("GAAP") and is consolidated into our consolidated financial statements. Intercompany transactions with Delek Logistics and its subsidiaries are eliminated in our consolidated financial statements.

**Our Business Strategies**

Historically we have grown through acquisitions, as demonstrated by the acquisitions of the Tyler refinery and El Dorado refinery in 2005 and 2011, respectively. Additionally we purchased logistics assets with the Paline Acquisition in 2011 and the Nettleton Acquisition and the Big Sandy Acquisition in 2012. We expect to continue to acquire assets that complement our existing assets and/or broaden our geographic presence as a major element of our business strategy. In addition to acquisitions, we are also focused on improving our operations through internal projects to increase flexibility, enhance efficiencies and provide organic growth.

*Improve Crude Slate Flexibility*

Our earnings from our refining operations are substantially determined by the difference between the market price of refined products and the market price of crude oil, which is referred to as the crack spread, refining margin or refined product margin. Inland domestic crudes such as WTI are currently priced at a discount to Light Louisiana Sweet, Brent and other crudes traditionally available in the U.S. Gulf Coast. An increasing portion of the crude oil purchased at both the Tyler and El Dorado refineries is priced at a differential to the price per barrel of WTI. We continue to diversify our crude slate sources to strengthen our ability to improve our refining margins per barrel. We believe we have proven our resourcefulness in improving our crude source flexibility through methods such as overcoming supply limitations and disruptions by implementing large-scale rail delivery of supplemental cost-advantaged crude oil to El Dorado in 2012. We also are working to improve our connections to new and existing pipelines so that we can enhance our access to cost advantaged crudes.

*Growth Through Internal Projects*

We believe we have demonstrated our ability to achieve improved profitability by targeting and completing "quick hit" capital projects that yield immediate improvements to our financial results. We define "quick hit" capital projects as ones that can be accomplished over a short time frame and directly enhance profitability. In 2012, the Light Straight Run/Saturated Gas ("LSR/Sat Gas") project in El Dorado and the vacuum tower bottoms ("VTB") project in Tyler were completed. The LSR/Sat Gas project enabled us to increase our liquid recovery by 1.0% - 1.5% (as a percentage of crude charge), which provided additional contribution margin by burning less propane and butane in our fuel system. The VTB project consisted of the installation of an additional feed tank so that we could process asphalt from our El Dorado refinery in Tyler, producing a higher value light product. We will continue to pursue internal capital projects that will maximize our profitability, enhance the synergies between our facilities, and improve the refining yields in our existing assets.

*Expand and Upgrade our Existing Asset Base*

We successfully launched the DKL Offering in November 2012. We believe Delek Logistics positions us with opportunities for future growth as our logistics segment provides additional services to third parties and supports our existing assets. We also completed the construction of 6 new MAPCO convenience stores in 2012 and reimaged 16 stores to our MAPCO Mart image. We plan to continue growing our retail presence in new and existing markets by proceeding with our new construction initiatives.

**Information About Our Segments**

We prepare segment information on the same basis that we review financial information for operational decision making purposes. In conjunction with the DKL Offering, we reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics. The results of the operation of these assets are now reported in our logistics segment. Further, certain operations previously included as part of our marketing segment were retained by Holdings and are now reported as part of our refining segment. The historical results of the operation of these assets have been reclassified to conform to the current presentation.

Additional segment and financial information is contained in our segment results included in Item 6, Selected Financial Data, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Note 13, Segment Data, of our consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

***Refining Segment***

*Overview*

We own and operate two independent refineries located in Tyler, Texas and El Dorado, Arkansas, currently representing a combined 140,000 bpd of crude throughput capacity. Our refining system produces a variety of petroleum-based products used in transportation and industrial markets which are sold to a wide range of customers located principally in inland, domestic markets.

Both of our refineries are located in the U.S. Gulf Coast Region, which is one of five PADD regional zones established by the U.S. Department of Energy where refined products are produced and sold. Refined product prices generally differ within each of the five PADDs.

*Refining System Feedstock Purchases*

Our refining system purchases crude oil and other feedstocks through term agreements, some of which may include renewal provisions, and through spot market transactions. The majority of the crude oil we purchase is sourced from inland domestic sources. The majority of our domestic inland crude purchases originate in areas of Texas and Arkansas. In 2012, we also began purchasing crude delivered by rail car that originates primarily in other parts of the United States. A large portion of the crude oil currently purchased at both the Tyler and El Dorado refineries is priced at a differential to the price per barrel of WTI. In most cases, this differential is established during the month prior to the month in which the crude oil is processed at our refineries.

*Refining System Production Slate*

Our refining system processes a combination of light sweet and medium sour crude oils which, when refined, results in a product mix consisting principally of higher-value transportation fuels such as gasoline, distillate and jet fuel. A lesser portion of our overall production consists of residual products, including paving asphalt, roofing flux and other products with industrial applications.

*Refined Product Sales and Distribution*

Our refining segment sells products on a wholesale basis to inter-company and third-party customers located around east Texas, Arkansas, Tennessee and the Ohio River Valley, including gulf coast markets and areas along the Enterprise Pipeline System.

*Refining Segment Seasonality*

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic and road and home construction. Varying vapor pressure requirements between the summer and winter months also tighten summer gasoline supply. As a result, the operating results of our refining segment are generally lower for the first and fourth quarters of the calendar year.

*Refining Segment Competition*

The refining industry is highly competitive and includes fully integrated national and multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and retail fuel and convenience stores. Our principal competitors are petroleum refiners in the Mid-Continent and Gulf Coast regions, in addition to wholesale distributors operating in these markets.

The principal competitive factors affecting our refinery operations are crude oil and other feedstock costs, the differential in price between various grades of crude oil, refinery product margins, refinery reliability and efficiency, refinery product mix, and distribution and transportation costs.

**Refining Segment - Tyler Refinery**

Our Tyler refinery has a crude throughput capacity of 60,000 bpd. The Tyler refinery is currently the only major distributor of a full range of refined petroleum products within a radius of approximately 100 miles of its location. The refinery is situated on approximately 100 out of a total of approximately 600 contiguous acres of land (excluding pipelines) that we own in Tyler, Texas and adjacent areas.

The Tyler refinery is designed to process mainly light, sweet crude oil, which is typically a higher quality than heavier, sour crudes. The Tyler refinery has access to crude oil pipeline systems that allow us access to East Texas, West Texas, Gulf of Mexico and foreign crude oils. Most of the crude supplied to the Tyler refinery is delivered by third-party pipelines and through pipelines owned by our logistics segment. The majority of crude oil currently received at the Tyler refinery via pipeline passes through a regional crude distribution center in Longview, Texas.

The table below sets forth information concerning crude oil received at the Tyler refinery:

| Source | Percentage of Crude Oil Received Year Ended December 31, 2012 | 2011 |
|---|---|---|
| East Texas crude oil | 18.8% | 17.4% |
| WTI crude oil | 81.2% | 79.5% |
| West Texas sour ("WTS") crude oil | —% | 3.1% |

The Tyler refinery has a crude oil processing unit with a 60,000 bpd atmospheric column and a 21,000 bpd vacuum tower. The other major processing units at the Tyler refinery include a 20,200 bpd fluid catalytic cracking unit, a 6,500 bpd delayed coking unit, a 22,000 bpd naphtha hydrotreating unit, a 13,000 bpd gasoline hytrotreating unit, a 22,000 bpd distillate hydrotreating unit, a 17,500 bpd continuous regeneration reforming unit, a 5,000 bpd isomerization unit, and a sulfuric alkylation unit with a alkylate production capacity of 4,720 bpd. The Tyler refinery has a Nelson Complexity Factor of 9.5.

The fluid catalytic cracking unit and delayed coker enabled us to produce approximately 96.6% light products in 2012, including primarily a full range of gasoline, diesel, jet fuels, liquefied petroleum gas and natural gas liquids.

The table below sets forth information concerning the throughput at the Tyler refinery:

| | Year Ended December 31, 2012 | | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Bpd | % | Bpd | % | Bpd | % |
| Refinery throughput (average barrels per day): | | | | | | |
| Crude: | | | | | | |
| Sweet | 56,426 | 94.2% | 54,291 | 89.7% | 48,300 | 89.0% |
| Sour | — | —% | 1,737 | 2.9% | 1,700 | 3.1% |
| Total crude | 56,426 | 94.2% | 56,028 | 92.6% | 50,000 | 92.1% |
| Other blendstocks | 3,450 | 5.8% | 4,492 | 7.4% | 4,286 | 7.9% |
| Total refinery throughput | 59,876 | 100.0% | 60,520 | 100.0% | 54,286 | 100.0% |

The Tyler refinery primarily produces two grades of gasoline (premium - 93 octane and regular - 87 octane), as well as aviation gasoline. Diesel and jet fuel products produced at the Tyler refinery include military specification jet fuel ("JP8"), commercial jet fuel, low sulfur diesel and ultra-low sulfur diesel. The Tyler refinery offers both E-10 and biodiesel blended products. In addition to higher-value gasoline and distillate fuels, the Tyler refinery produces small quantities of propane, refinery grade propylene and butanes, petroleum coke, slurry oil, sulfur and other blendstocks.

The table below sets forth information concerning the Tyler refinery's production slate:

| | Year Ended December 31, 2012 | | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Bpd | % | Bpd | % | Bpd | % |
| Products produced (average barrels per day): | | | | | | |
| Gasoline | 33,045 | 55.8% | 32,407 | 54.3% | 30,019 | 56.3% |
| Diesel/jet | 21,883 | 37.0% | 22,521 | 37.7% | 19,669 | 36.9% |
| Petrochemicals, LPG, NGLs | 2,268 | 3.8% | 2,205 | 3.7% | 1,623 | 3.0% |
| Other | 1,989 | 3.4% | 2,564 | 4.3% | 2,012 | 3.8% |
| Total production | 59,185 | 100.0% | 59,697 | 100.0% | 53,323 | 100.0% |

We believe that by being able to deliver most of our gasoline and diesel fuel production into the local market through our terminal located at the Tyler refinery, our customers benefit from lower transportation costs compared to alternative sources. Our customers include major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, the U.S. government and independent retail fuel operators.

The Tyler refinery's ten largest customers accounted for $1,662.3 million, or 62.5%, of net sales for the Tyler refinery in 2012. One customer accounted for $277.0 million, or 10.4% of the Tyler refinery's net sales in 2012. We have a contract with the U.S. government to supply JP8 to various military facilities that expires on August 31, 2013. The U.S. government solicits competitive bids for this contract annually. Sales under this contract totaled $90.3 million in 2012, or 3.4%, of the Tyler refinery's 2012 net sales.

The vast majority of our transportation fuels and other products are sold directly from the Tyler refinery's terminal. We operate a nine-lane transportation fuels truck rack with a wide range of additive options, including proprietary packages dedicated for use by our major oil company customers. Capabilities at our rack include the ability to simultaneously blend finished components prior to loading trucks. LPG, NGLs and clarified slurry oil are sold by truck from dedicated loading facilities at the Tyler refinery.

Taking into account the Tyler refinery's crude and product slate, as well as the refinery's location near the Gulf Coast region, we apply a Gulf Coast 5-3-2 crack spread to calculate the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high sulfur diesel. We calculate the Gulf Coast crack spread using the market values of U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high-sulfur diesel) and the market value of WTI crude oil. U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil are prices for which the products trade in the Gulf Coast region.

**Refining Segment - El Dorado Refinery**

Our El Dorado refinery has a crude throughput capacity of 80,000 bpd. The El Dorado refinery is the largest refinery in Arkansas and represents more than 90% of state-wide refining capacity.

The El Dorado refinery is designed to mainly process a combination of sweet, medium-sour and heavy crude oils that blend into a medium gravity sour crude oil. The refinery receives crude by several delivery points, including local crude and other third party pipelines that connect directly into the El Dorado Pipeline System, which runs from Magnolia, Arkansas to the El Dorado refinery (the "El Dorado Pipeline System") and rail at third party terminals.

In 2012, we purchased crude oil for the El Dorado refinery from inland sourced crude from east and west Texas, local sources, including crude gathered through the SALA Gathering System, which is a local domestic crude oil gathering system in the adjacent Arkansas area production fields operated by the logistics segment (the "SALA Gathering System"), rail and reduced amounts of Gulf Coast crude. Logistical constraints limit local producers' ability to ship crude oil economically to regional refineries. Therefore, we are able to purchase local crude at a discount to other crudes, such as WTI or WTS. At present, J. Aron and Company ("J. Aron"), through arrangements with various oil companies, supplies the majority of the El Dorado refinery's crude oil input requirements pursuant to a Master Supply and Offtake Agreement ("Supply and Offtake Agreement").

The table below sets forth information concerning crude oil received at the El Dorado refinery:

| Source | Percentage of Crude Oil Received Year Ended December 31, 2012 | 2011 |
|---|---|---|
| Gulf Coast crude oil | 23.2% | 56.1% |
| Inland/local crude oil | 62.4% | 33.2% |
| Foreign crude oil | 2.8% | 10.7% |
| Rail crude oil | 11.6% | —% |

The El Dorado refinery is equipped with a crude oil processing unit with a 100,000 bpd capacity. The actual average annual crude unit throughput will vary based on economics and market requirements, as well as other physical limitations that affect the daily throughput or the utilization rate of the refinery. Because expansion projects for the downstream conversion of units have not been completed, the operable capacity of the El Dorado refinery is estimated at approximately 80,000 bpd. The El Dorado refinery is also equipped with a 55,000 bpd vacuum unit, a 20,000 bpd FCC unit, a 15,300 bpd continuous regenerative catalytic reforming unit, a 7,000 bpd isomerization unit and a 5,000 bpd alkylation unit. The El Dorado refinery has a Nelson Complexity Factor of 9.0.

The table below sets forth information concerning the throughput at the El Dorado refinery:

| | Year Ended December 31, 2012 | | Year Ended December 31, 2011[2] | |
|---|---|---|---|---|
| | Bpd | % | Bpd | % |
| Refinery throughput (average barrels per day): | | | | |
| Crude: | | | | |
| Sweet | 29,982 | 41.0% | 11,063 | 13.8% |
| Sour | 35,393 | 48.3% | 62,733 | 78.4% |
| Total crude | 65,375 | 89.3% | 73,796 | 92.2% |
| Other blendstocks[1] | 7,797 | 10.7% | 6,258 | 7.8% |
| Total refinery throughput | 73,172 | 100.0% | 80,054 | 100.0% |

(1) Includes denatured ethanol and biodiesel.

(2) This information has been calculated based on the 247 days we operated the El Dorado refinery following its acquisition in April 2011.

The El Dorado refinery produces a wide range of refined products, from multiple grades of gasoline and ultra-low sulfur diesel fuels, LPGs, refinery grade propylene and a variety of asphalt products, including paving grade asphalt and roofing flux. The El Dorado refinery produces both low-sulfur gasoline and ultra-low sulfur diesel fuel, in compliance with current clean fuels standards. The El Dorado refinery offers both E-10 and biodiesel blended products.

In 2012, gasoline, diesel, liquefied petroleum gas and natural gas liquids accounted for approximately 86.7% of the El Dorado refinery's production, while 13.3% of the product slate included various grades of asphalt, black oils and other residual products.

The table below sets forth information concerning the El Dorado refinery's production slate:

| | Year Ended December 31, 2012 | | Year Ended December 31, 2011[(1)] | |
|---|---|---|---|---|
| | Bpd | % | Bpd | % |
| Products produced (average barrels per day): | | | | |
| Gasoline | 33,411 | 46.8% | 33,231 | 41.8% |
| Diesel | 27,163 | 38.1% | 26,726 | 33.6% |
| Petrochemicals, LPG, NGLs | 1,318 | 1.8% | 1,399 | 1.8% |
| Asphalt | 6,897 | 9.7% | 14,820 | 18.7% |
| Other | 2,583 | 3.6% | 3,267 | 4.1% |
| Total production | 71,372 | 100.0% | 79,443 | 100.0% |

(1) This information has been calculated based on the 247 days we operated the El Dorado refinery following its acquisition in 2011.

Products manufactured at the El Dorado refinery are sold to retailers through spot sales, commercial contracts and through exchange agreements in markets in Arkansas, Memphis, Tennessee and north into the Ohio River Valley region. The refinery connection to the Enterprise Pipeline System is a key means of product distribution for the refinery given access to third-party terminals in multiple Mid-Continent markets that run adjacent to the system. The refinery also supplies products to exchange partners on the Colonial pipeline systems.

The El Dorado refinery's ten largest customers accounted for $1,225.9 million, or 34.0%, of the El Dorado refinery's net sales in 2012. One customer accounted for $229.3 million, or 6.2% of the El Dorado refinery's net sales in 2012.

***Logistics Segment***

*Overview*

Our logistics segment consists of Delek Logistics, a publicly traded master limited partnership, and its subsidiaries. Our consolidated financial statements include its consolidated financial results. As of December 31, 2012, we owned a 60.4% limited partner interest and a 2.0% general partner interest in Delek Logistics.

Our logistics segment owns and operates crude oil and refined products logistics and marketing assets. It generates revenue and subsequently contribution margin, which we define as net sales less cost of goods sold and operating expenses, by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting and storing refined products. A substantial majority of the logistics segment's existing assets are both integral to and dependent upon the successful operation of our refining segment's assets as the logistics segment gathers, transports and stores crude oil and markets, distributes, transports and stores refined products in select regions of the southeastern United States and east Texas in support of the Tyler and El Dorado refineries. In addition to intercompany services, the logistics segment also provides some crude oil transportation services for, and terminalling and marketing services to third parties in Texas, Tennessee and Arkansas.

*Logistics Segment - Wholesale Marketing and Terminalling*

The logistics segment owns and operates five light product terminals. One of these terminals, located in Memphis, Tennessee, supports the El Dorado refinery. Another of these terminals, located in Big Sandy, Texas, is expected to support the Tyler refinery by the end of 2013. In addition, the logistics segment provides products terminalling services to independent third parties at its light products terminal in Nashville, Tennessee and it markets light products using terminals in Abilene and San Angelo, Texas. The logistics segment also markets light products using third-party terminals in Aledo, Odessa, Big Spring and Frost, Texas.

*Logistics Segment - Pipelines and Transportation*

The logistics segment owns approximately 400 miles of crude oil transportation pipelines, 16 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 1.7 million barrels of active shell capacity. These assets are primarily divided into four operating systems:

- the Lion Pipeline System, which transports crude oil to, and refined products from the El Dorado refinery (the "Lion Pipeline System");
- the SALA Gathering System, which gathers and transports crude oil production in southern Arkansas and northern Louisiana, primarily for the El Dorado refinery;
- the Paline Pipeline System, which will transport crude oil from Longview, Texas to a third party terminal in Nederland, Texas; and
- the East Texas Crude Logistics System, which currently transports substantially all of the crude oil delivered to the Tyler refinery (the "East Texas Crude Logistics System").

*Logistics Segment Supply Agreements*

A majority of the petroleum products the logistics segment sells in west Texas are purchased from two suppliers. Under a contract with Noble Petro, Inc. ("Noble"), we can purchase up to 20,350 bpd of petroleum products for the Abilene terminal for sales and exchange at Abilene and San Angelo. This agreement runs through December 2017.

Additionally, we can purchase up to an additional 7,000 bpd of refined products under the terms of a contract with Magellan Asset Services, L.P. This agreement expires on December 14, 2015. The primary purpose of this second contract is to supply products at third-party terminals in Aledo, Frost, Big Spring and Odessa, Texas.

Purchases made under these supply agreements accounted for 78.0% of the total purchases made by the logistics segment during the year ended December 31, 2012.

*Related Party Operating Agreements*

Lion Oil entered into a pipelines and storage facilities agreement with Delek Logistics under which Delek Logistics provides transportation and storage services to the El Dorado refinery. Under the pipelines and storage facilities agreement, Lion Oil is obligated to meet certain minimum aggregate throughput volumes on the pipelines of Delek Logistics' Lion Pipeline System and SALA Gathering System.

Refining entered into a five-year pipelines and tankage agreement with Delek Logistics pursuant to which Delek Logistics will provide crude oil transportation and storage services for our Tyler refinery. Under the current pipelines and tankage agreement, Refining is obligated to meet minimum aggregate throughput volumes of crude oil. Refining also pays a storage fee for the use of crude oil storage tanks along the East Texas Crude Logistics System.

*Logistics Segment Customers*

Our logistics segment has various types of customers including major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. In general, these customers typically come from within a 100-mile radius of our terminal operations. The largest customer accounted for 17.8% of our logistics segment net sales and the top ten customers accounted for 45.7% of the logistics segment net sales in 2012.

*Logistics Segment Seasonality*

The volume and throughput of crude oil and refined products transported through our pipelines and sold through our terminals and to third parties is directly affected by the level of supply and demand for all of such products in the markets served directly or indirectly by our assets. Supply and demand for such products fluctuates during the calendar year. Demand for gasoline, for example, is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. Varying vapor pressure requirements between the summer and winter months also tighten summer gasoline supply. In addition, our refining segment often performs planned maintenance during the winter, when demand for their products is lower. Accordingly, these factors can affect the need for crude oil or finished products by our customers and therefore limit our volumes or throughput during these periods and we expect that our operating results will generally be lower during the first and fourth quarters of the calendar year.

*Logistics Segment Competition*

Our logistics segment faces competition for the transportation of crude oil from other pipeline owners whose pipelines (i) may have a location advantage over our pipelines, or (ii) may be able to transport more desirable crude oil to third parties or (iii) may be able to transport crude oil or finished product at a lower tariff. In addition, the wholesale marketing and terminalling business in general is also very competitive. Our owned refined product terminals, as well as the other third party terminals we use to sell refined products, compete with other independent terminal operators as well as integrated oil companies on the basis of terminal location, price, versatility and services provided. The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be competitively served by any terminal. Two key markets in west Texas that we serve from our company-owned facilities are Abilene and San Angelo, Texas. We have direct competition from an independent refinery that markets through another terminal in the Abilene market. There are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal.

*Logistics Segment Activity*

The following table summarizes our activity in the wholesale marketing and terminalling portion of our logistics segment:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Operating Information:** | | | |
| West Texas marketing throughputs (average bpd) (1) | 16,523 | 15,493 | 14,353 |
| Terminalling throughputs (average bpd) (2) | 15,420 | 17,907 | — |
| East Texas marketing throughputs (average bpd) | 57,574 | 57,047 | 50,173 |

(1) Excludes bulk ethanol and biodiesel

(2) Consists of terminalling throughputs at our Memphis and Nashville, Tennessee terminals. Throughputs for the year ended December 31, 2011 are for the 247 days Delek operated these terminals following their acquisition in April 2011.

The following table summarizes our activity in the pipelines and transportation portion of our logistics segment:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Throughputs (average bpd)** | | | |
| Lion Pipeline System (1): | | | |
| Crude pipelines (non-gathered) | 46,027 | 57,442 | — |
| Refined products pipelines to Enterprise Systems | 45,220 | 45,337 | — |
| SALA Gathering System (1) | 20,747 | 17,676 | — |
| East Texas Crude Logistics System | 55,068 | 55,341 | 49,388 |

(1) Throughputs for the year ended December 31, 2011 are for the 247 days Delek operated these pipeline systems following their acquisitions in April 2011.

***Retail Segment***

*Overview*

As of December 31, 2012, we operated 373 retail fuel and convenience stores located throughout the Southeastern United States. More than 93% of our stores were located in Tennessee, Alabama and Georgia, with additional stores located in Arkansas, Virginia, Kentucky and Mississippi. Our retail locations operate primarily under the MAPCO Express®, MAPCO Mart®, Discount Food Mart™, Fast Food and Fuel™, East Coast®, Delta Express® and Favorite Markets® brands.

During the past seven years we have reimaged or newly constructed approximately 50% of our store network, in each instance adopting the MAPCO Mart® brand. A reimaged location will typically include the re-configuring of the interior of the store, including remodeling surfaces, as well as replacement of certain inside equipment, remodeling the exterior of the store, and new outdoor signage. During 2012, we spent $19.7 million on reimaging 16 stores and constructing six new stores.

We believe that we have established strong brand recognition and market presence in the major retail markets in which we operate. The local markets where we have strong presence include Nashville, Memphis and the Chattanooga/northern Georgia corridor, and our presence is growing in northern Alabama and parts of Arkansas.

We seek to operate store locations in centralized, high-traffic urban and suburban markets. Our retail strategy employs localized marketing tactics that account for the unique demographic characteristics of each region that we serve. In recent years, we have introduced customized product offerings and promotional strategies to address the unique tastes and preferences of our customers on a market-by-market basis.

*Retail Network*

The majority of our stores are open 24 hours per day, while all sites are open at least 14 hours per day. Our average store size is approximately 2,576 square feet, with approximately 75.6% of our stores being 2,000 or more square feet. We are gravitating towards a larger format store, with our new stores constructed averaging 4,780 square feet.

Our retail fuel and convenience stores typically offer tobacco products and immediately consumable items such as non-alcoholic beverages, beer and a large variety of snacks and prepackaged items. A significant number of the sites also offer state sanctioned lottery games, ATM services and money orders. As of December 31, 2012, we operated 81 quick service restaurants in our store locations. In 48 of these locations, we offer national branded quick service food chains such as Quiznos®, Subway®, and Krispy Krunchy Chicken®. We also have a variety of proprietary in-house, quick service food offerings featuring fried chicken, breakfast biscuits, deli sandwiches and other freshly prepared foods.

Our convenience stores also offer unbranded, "private label" products in select categories. Since launching our first private label products in 2006, private label sales as a percentage of total merchandise sales excluding cigarettes has grown to 5.6% in 2012. Our private label products are generally priced at a substantial discount to their branded, nationally recognized counterparts, yet carry a higher gross profit margin for us, when compared to their counterparts. Our private label program provides quality offerings with price points previously unavailable to our customers in a number of categories. Some of the most recent launches include salty snacks, teas and juices and energy drinks and shots.

*Fuel Operations*

For 2012, 2011 and 2010, our fuel sales were 79.9%, 79.9%, and 75.9%, respectively, of total net sales for our retail segment.

The following table highlights certain information regarding our continuing fuel operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Number of stores (end of period) | 373 | 377 | 412 |
| Average number of stores (during period) | 374 | 394 | 428 |
| Retail fuel sales (thousands of gallons) | 404,558 | 409,446 | 423,509 |
| Average retail gallons per store (based on average number of stores) (thousands of gallons) | 1,082 | 1,039 | 990 |
| Retail fuel margin (cents per gallon) | $ 0.146 | $ 0.162 | $ 0.161 |

We currently operate a fleet of 21 delivery trucks that deliver more than 60% the fuel sold at our retail fuel and convenience stores. We believe that the operation of a proprietary truck fleet enables us to reduce fuel delivery expenses while enhancing service to our locations.

We purchased approximately 60.2% of the fuel sold at our retail fuel and convenience stores in 2012 from four suppliers. The price of fuel purchased is generally based on contractual differentials to local and regional price benchmarks. The initial terms of our supply agreements range from one year to 15 years and generally contain minimum monthly or annual purchase requirements. As of December 31, 2012, we had met our purchase commitments under these contracts and did not carry a liability for the failure to purchase required minimums.

*Merchandise Operations*

For 2012, 2011 and 2010, our merchandise sales were 20.1%, 20.1%, and 24.1%, respectively, of total net sales for our retail segment.

The following table highlights certain information regarding our continuing merchandise operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Comparable store merchandise sales change (year over year) | 3.4% | 2.3% | 4.3% |
| Merchandise margin | 29.3% | 29.8% | 30.5% |
| Total merchandise sales (in thousands) | $ 378,166 | $ 374,580 | $ 384,106 |
| Average number of stores (during period) | 374 | 394 | 428 |
| Average merchandise sales per average number of stores (in thousands) | $ 1,011 | $ 951 | $ 897 |

We purchased approximately 59.5% of our general merchandise, including most tobacco products and grocery items, for 2012 from a single wholesale grocer, Core-Mark International, Inc. ("Core-Mark") pursuant to a contract that expires at the end of 2013. Our other major suppliers include Coca-Cola®, Pepsi-Cola® and Frito Lay®.

*Dealer-Operated Stores*

Our retail segment also includes a wholesale fuel distribution network that supplies 67 dealer-operated retail locations as of December 31, 2012. In 2012, our dealer net sales represented approximately 5.6% of net sales for our retail segment. Our business with dealers includes a variety of contractual arrangements in some of which we pay a commission to the dealer based on profits from the fuel sales and, in others we supply fuel and invoice the dealer for the cost of fuel plus an agreed upon margin. We also have non-contractual arrangements with dealers in which dealers order fuel from us at their discretion.

*Retail Segment Seasonality*

Demand for gasoline and convenience merchandise is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic. As a result, the operating results of our retail segment are generally lower for the first quarter of the calendar year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a negative impact on our results of operations.

*Retail Segment Competition*

The retail fuel and convenience store business is highly competitive. We compete on a store-by-store basis with other independent convenience store chains, independent owner-operators, major petroleum companies, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. Major competitive factors affecting us include location, ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety. We believe we are able to compete effectively in the markets in which we operate because our market concentration in most of our markets allows us to improve buying power with our vendors. Our retail segment strategy continues to center on operating a high concentration of sites in a similar geographic region to promote operational efficiencies.

## Information Technology

We believe that our significant investments in Information Technology ("IT") offers us a strategic advantage in support of our various business units. In 2012, we focused on making improvements in all areas of IT including communications, hardware, and systems. Capital investments focused on the modernization of core elements of the infrastructure including communication devices, servers and storage. We believe this not only enhanced system performance, but also reduces risk due to less downtime and increased communication speeds. In addition, telecommunications systems were improved by implementation of new phone technology and redundant data communication services. We also began the standardization of our financial and accounting processes by upgrading and expanding our Enterprise Resource Planning solution. We believe business process redesign resulted in a higher level of consistency in our operations by taking advantage of new system tools including the application of responsive analytics and reporting. We also believe these improvements have enhanced our ability to respond to customer and market requirements and set the foundation for future growth.

Most of the retail segment's stores are connected through a high speed network that provides near real time information in support of merchandise pricing management, store security, fraud prevention, in-store training, and customer point of sale processing. The architecture and design of the store systems provide the flexibility to continue the expansion to new services that require access through a secure Internet connection adhering to Payment Card Industry ("PCI") data security standards. We believe our use of custom and off-the-shelf applications and programs gives us the ability to take advantage of standardization, while offering the flexibility and responsiveness to change. For example, in 2012 numerous new services were added to the retail segment including, postal services, bill pay kiosks, and implementation of a customer loyalty based program. Technology focused opportunities are continually evaluated and leveraged in our ongoing efforts to improve the customer experience and enhance revenue generation.

## Governmental Regulation and Environmental Matters

*Environmental Matters*

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency ("EPA"), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, the Occupational Safety and Health Administration ("OSHA"), the Texas Commission on Environmental Quality, the Railroad Commission of Texas, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refineries, terminals, pipelines, underground storage tanks ("USTs") and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of our ordinary operations, our various businesses generate waste, some of which falls within the statutory definition of a hazardous substance and some of which may have been disposed of at sites that may require future cleanup under Superfund. At this time, our El Dorado refinery has been named as a minor potentially responsible party at one site for which we believe future costs to us will not be material.

We carried a liability of approximately $12.4 million as of December 31, 2012 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler and El Dorado refineries. This liability includes estimated costs for on-going investigation and remediation efforts, which were already being performed by the former operators of the Tyler and El Dorado refineries, prior to our acquisitions of these facilities, for known contamination of soil and groundwater as well as estimated costs for additional issues which have been identified subsequent to the purchase. We expect approximately $0.9 million of this amount to be reimbursable by a prior owner of the El Dorado refinery and have recorded $0.1 million in other current assets and $0.8 million in other non-current assets and in our condensed consolidated balance sheet as of December 31, 2012. Approximately $2.0 million of the liability is expected to be expended over the next 12 months with most of the balance expended by 2022. In the future we could be required to undertake additional investigations of our refineries, pipelines and terminal facilities or convenience stores, which could result in additional remediation liabilities.

On March 9, 2013, a release of crude oil was detected within a pumping facility owned by our logistics segment located west of our El Dorado refinery. We are currently in the process of working with the EPA to respond to the released crude oil and believe we will ultimately recover the substantial majority of the released crude oil. For a full description of this incident, please see "Crude Oil Release" under Item 9B, Other Information, of this Annual Report on Form 10-K.

Most of the cost of remediating releases from USTs in our retail segment is reimbursed by state reimbursement funds which are funded by a tax on petroleum products and subject to certain deductible amounts.

Both of our refineries have negotiated consent decrees, referred to as Global Refining Settlements, with the EPA and the United States Department of Justice (the "DOJ") regarding certain Clean Air Act requirements. The State of Arkansas is also a party to the El Dorado refinery consent decree. The El Dorado refinery consent decree was effective in June 2003 and the Tyler refinery consent decree became effective in September 2009. Neither consent decree alleges any violations pertaining to our operation of the refineries, and the prior operators were responsible for payment of the assessed penalties. All capital projects required by the consent decrees have been completed; however, the consent decrees require certain on-going operational changes and work practices. Although the consent decrees will remain in force for several years, we believe any costs resulting from these changes and compliance with the consent decrees will not have a material adverse effect upon our business, financial condition or operations.

In 2008, the El Dorado refinery signed a Consent Administrative Order ("CAO") that was in effect through 2009 with the State of Arkansas with regard to wastewater discharges. In conjunction with three other area dischargers, including the city of El Dorado Water Utilities, the El Dorado refinery applied for and was granted a National Pollutant Discharge Elimination System ("NPDES") permit for a combined discharge to the Ouachita River. In connection with the CAO, the El Dorado refinery and the three other dischargers have designed, are constructing and will jointly operate an approximately 20 mile wastewater pipeline to convey treated, commingled waste water to the Ouachita River. Construction of the pipeline is underway and expected to be completed by the third quarter of 2013. The EPA was not a party to the Arkansas CAO and in late 2011 referred an enforcement action to the DOJ with regard to historical and on-going waste water discharges that we believe will be remedied by the Ouachita River pipeline. We are in discussions with the EPA and the DOJ regarding penalties and interim actions and have accrued an amount expected to cover the penalty. We anticipate finalizing a Consent Decree with the DOJ in the first half of 2013 and do not believe the settlement will have a material adverse effect upon our business, financial condition or operations.

In 2007, the EPA issued final Mobil Source Air Toxic II rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and the reduction of maximum annual average benzene content by July 1, 2012. We completed a project at the Tyler refinery in the fourth quarter 2010 to partially reduce gasoline benzene levels. However, it is necessary for us to purchase credits to fully comply with these content requirements for the Tyler refinery. We accrue as a liability or asset any credit deficit or excess. Although credits have been acquired that cover Tyler's current obligation, we cannot assure you that such credits will be available in the future or that we will be able to purchase available credits at reasonable prices. Additional benzene reduction projects may be implemented to reduce or eliminate our need to purchase benzene credits depending on the availability and cost of credits. A project to reduce gasoline benzene levels below the required compliance level was completed at the El Dorado refinery in June 2011 and credits generated by that refinery have been and in the future can be used to partially meet the Tyler refinery's credit requirement.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and recently enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources. We are not aware of any state or regional initiatives for controlling GHG emissions that would affect our refineries. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating and capital costs.

Since the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of fuel products produced at our refineries on an annual basis. While the cost of compliance with the reporting rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHG. Effective January 2, 2011, the EPA began regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. The EPA also has indicated that it intends to regulate refinery GHG emissions from new and existing sources through a New Source Performance Standard ("NSPS"), although there is no firm proposal for such regulation.

In mid-2012 the EPA announced an industry-wide enforcement initiative directed at flaring operations and performance at refineries and petrochemical plants, although our refineries have not received any associated inquiries or requests for information and are not a party to any associated enforcement action at this time. In September 2012, the EPA finalized revisions to the NSPS for Petroleum Refineries (NSPS Subpart Ja) that primarily affects flares and process heaters. We believe our existing process heaters meet the applicable requirements. Affected flares have three years to comply with the new standard and it is likely the standard will impact the way some flares at our Tyler and El Dorado refineries are designed and/or operated. We are planning capital projects at our refineries related to flare compliance with NSPS Subpart Ja that will be implemented in 2014-2015. The EPA has also announced its intent to further regulate refinery air emissions, through additional NSPS and National Emission Standards for Hazardous Air Pollutants to be proposed in late 2013 but the EPA has not released enough information regarding these rules to estimate the potential cost for compliance.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") finalized new standards raising the required Corporate Average Fuel Economy ("CAFE") of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In September 2012, the EPA and NHTSA finalized rules raising the CAFE and GHG standards for passenger vehicles beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 mpg by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries, as well as at our convenience stores.

The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required to be blended into domestic transportation fuel supplies by the Energy Policy Act of 2005 to 32 billion gallons by 2022. The Renewable Fuel Standard - 2 rule ("RFS-2"), finalized by the EPA in 2010 to implement EISA, requires that most refiners blend increasing amounts of biofuels with refined products, equal to approximately 9.2% of combined gasoline and diesel volume in 2012, increasing to 10.0% in 2013 and escalating annually to approximately 18% by 2022. Because the mandate requires specified volumes of biofuels, if the demand for motor fuels decreases in future years even higher percentages of biofuels may be required. Alternatively, credits, called Renewable Identification Numbers ("RINs") can be used instead of physically blending biofuels. The Tyler refinery began supplying a 10% ethanol gasoline blend (E-10) in January 2008 and biodiesel blends in June 2011. The El Dorado refinery completed projects at the truck loading rack in June 2011 to make E-10 available and in July 2012 to make biodiesel blends available. We are implementing additional projects at our refineries and terminals that will allow blending increasing amounts of ethanol and biodiesel into our fuels in future years.

The EPA is expected to propose and finalize Tier 3 gasoline rules in 2013 requiring a reduction in annual average gasoline sulfur content from 30 parts per million ("ppm") to 10 ppm by late 2016. The rule will also likely require a reduction in the maximum per-gallon sulfur content from the current limit of 80 ppm although the EPA has not indicated what that new limit will be. We anticipate that the Tyler refinery will meet these new limits with only minor operational changes, but capital projects may be required for additional sulfur removal capacity at the El Dorado refinery.

The EPA requested information pertaining to the November 2008 explosion and fire at the Tyler refinery and conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards. In late 2011, the EPA referred an enforcement action to the DOJ and we are in discussions with the EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary.

*Rate Regulation of Petroleum Pipelines*

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Interstate Commerce Act ("ICA") or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We have evaluated and are continuing to evaluate the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we have filed or intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce, be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination.

**Employees**

As of December 31, 2012, we had 4,033 employees, of whom 768 were employed in our refining segment, 111 were employed by Delek for the benefit of our logistics segment, 3,049 were employed either full or part-time in our retail segment and 105 were employed by Holdings. As of December 31, 2012, 165 operations and maintenance hourly employees and 35 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement that expires January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires March 1, 2015. As of December 31, 2012, 174 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. None of our employees in our logistics or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

**Trade Names, Service Marks and Trademarks**

We regard our intellectual property as being an important factor in the marketing of goods and services in our retail segment. We own, have registered or applied for registration of a variety of trade names, service marks and trademarks for use in our business. We own the following trademark registrations issued by the United States Patent and Trademark Office: MAPCO®, MAPCO MART®, MAPCO EXPRESS & Design®, EAST COAST®, GRILLE MARX®, CAFÉ EXPRESS FINEST COFFEE IN TOWN MAPCO & Design®, GUARANTEED RIGHT! MAPCO EXPRESS & Design®, FAVORITE MARKET®, FLEET ADVANTAGE®, DELTA EXPRESS® and LION & Design®. While we do not have and have not applied for a federally registered trademark for DISCOUNT FOOD MART™ or FAST FOOD AND FUEL™, we do claim state and/or common law trademark rights in these names. Our right to use the "MAPCO" name is limited to the retail fuel and convenience store industry. We are not otherwise aware of any facts which would negatively impact our continuing use of any of our trade names, service marks or trademarks.

**Available Information**

Our Internet website address is www.DelekUS.com. Information contained on our website is not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports filed with or furnished to the Securities and Exchange Commission ("SEC") are available on our

Internet website in the "Investor Relations" section, free of charge, as soon as reasonably practicable after we file or furnish such material to the SEC. We also post our Corporate Governance Guidelines, Code of Business Conduct & Ethics and the charters of our board of directors' committees in the "Corporate Governance" section of our website accessible by navigating to the "About Us" section on our Internet website. Our governance documents are available in print to any stockholder that makes a written request to the Secretary, Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

## Glossary of Terms

The following are definitions of certain industry terms used in this Form 10-K:

*Alkylation Unit* - A refinery unit utilizing an acid catalyst to combine smaller hydrocarbon molecules to form larger molecules in the gasoline boiling range to produce a high octane gasoline blendstock which is referred to as alkylate.

*Amine Regeneration Unit (ARU)* - A unit that is used to strip out absorbed sulfur-containing gases from the rich amine to restore the amine so it can be re-used again in the process as lean amine to absorb additional sulfur-containing gases (sour gas).

*Barrel* - A unit of volumetric measurement equivalent to 42 U.S. gallons.

*Biodiesel* - A renewable fuel produced from vegetable oils or animal fats that can be blended with petroleum derived diesel to produce biodiesel blends for use in diesel engines. Pure biodiesel is referred to as B100, whereas blends of biodiesel are referenced by how much biodiesel is in the blend (e.g., a B5 blend contains five volume percent biodiesel and 95 volume percent ULSD).

*Blendstocks* - Various products or intermediate streams that are combined with other components of similar type and distillation range to produce finished gasoline, diesel fuel or other refined products. Blendstocks may include natural gasoline, hydrotreated Fluid Catalytic Cracking Unit gasoline, alkylate, ethanol, reformate, butane, diesel, biodiesel, kerosene, light cycle oil or slurry, among others.

*Bpd/bpd* - Barrels per calendar day.

*Brent Crude (Brent)* - a light, sweet crude oil, though not as light as WTI. Brent is the leading global price benchmark for Atlantic basin crude oils.

*CBOB* - Motor gasoline blending components intended for blending with oxygenates, such as ethanol, to produce finished conventional motor gasoline.

*Crude Distillation Capacity, Nameplate Capacity or Production Capacity* - The maximum sustainable capacity for a refinery or process unit for a given feedstock quality and severity level, measured in barrels per day.

*Delayed Coking Unit (Coker)* - A refinery unit that processes ("cracks") heavy oils, such as the bottom cuts of crude oil from the crude or vacuum units, to produce blendstocks for light transportation fuels or feedstocks for other units and petroleum coke.

*Distillates* - Products or intermediates that are normally initially produced via distillation and then further processed to produce finished fuels or blendstocks including gasoline, kerosene, jet fuel and diesel.

*Enterprise Products Pipeline System (Enterprise Pipeline System)* - a major product pipeline transport system that reaches from the Gulf Coast into the Northeastern United States.

*Ethanol* - An oxygenated blendstock that is blended with sub-grade (CBOB) or conventional gasoline to produce a finished gasoline.

*E-10* - A 90% gasoline-10% ethanol blend.

*E-15* - An 85% gasoline-15% ethanol blend.

*Fluid Catalytic Cracking Unit or FCC Unit* - A refinery unit that uses fluidized catalyst at high temperatures to crack large hydrocarbon molecules into smaller, higher-valued molecules (LPG, gasoline, LCO, etc.).

*Feedstocks* - Crude oil and petroleum products used as inputs in refining processes.

*Gulf Coast 5-3-2 crack spread or Gulf Coast crack spread* - A crack spread reflecting the approximate gross margin resulting from processing one barrel of crude oil into three-fifths of a barrel of gasoline and two-fifths of a barrel of high sulfur diesel, utilizing the market prices of WTI crude oil, U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil.

*Gulf Coast Region* - commonly referred to as PADD III, includes the states of Texas, Arkansas, Louisianna, Mississippi, Alabama and New Mexico.

*Hydrotreating Unit* - A refinery unit that removes sulfur and other contaminants from hydrocarbons at high temperatures and moderate to high pressure in the presence of catalysts and hydrogen. When used to process fuels, this unit reduces the sulfur dioxide emissions from these fuels.

*Isomerization Unit* - A refinery unit altering the arrangement of a molecule in the presence of a catalyst and hydrogen to produce a more valuable molecule, typically used to increase the octane of gasoline blendstocks.

*Jobbers* - Retail stations owned by third-parties that sell products purchased from or through us.

*LPG* - Liquefied petroleum gas.

*Light/Medium/Heavy Crude Oil* - Terms used to describe the relative densities of crude oil, normally represented by their API gravities. Light crude oils (those having relatively high API gravities) may be refined into a greater amount of valuable products and is typically more expensive than a heavier crude oil.

*Mid-Continent Region* - commonly referred to as PADD II, includes the states of North Dakota, South Dakota, Nebraska, Kansas, Oklahoma, Minnesota, Iowa, Missouri, Wisconsin, Illinois, Michigan, Indiana, Ohio, Kentucky and Tennessee.

*NaSH Unit* - A refinery process that uses caustic to capture hydrogen sulfide from sour gas streams to produce sodium hydrosulfide.

*Naphtha* - A hydrocarbon fraction that is used as a gasoline blending component, a feedstock for reforming and as a petrochemical feedstock.

*Nelson Complexity Index* - A measure of secondary conversion capacity of a refinery relative to its primary distillation capacity. Generally, more complex refineries have a higher index number.

*NGL*- Natural gas liquids.

*New York Mercantile Exchange (NYMEX)* - A commodities futures exchange.

*Petroleum Administration for Defense District (PADD)*- Any of five regions in the United States as set forth by the Department of Energy and used throughout the oil industry for geographic reference. Our refineries operate in PADD III, commonly referred to as the Gulf Coast region.

*Petroleum Coke* - A coal-like substance produced as a byproduct during the Delayed Coking refining process.

*Pounds per Square Inch, Gauge (psig)* - a unit of pressure.

*Refining margin, refined product margin or crack spread* - A metric used in the refining industry to assess a refinery's product margins by comparing the difference between the price of refined products produced at the refinery and the price of crude oil required to produce those products.

*Reforming Unit* - A refinery unit that uses high temperature, moderate pressure and catalyst to create petrochemical feedstocks, high octane gasoline blendstocks and hydrogen.

*Renewable Fuels Standard 2 (RFS-2)* - An EPA regulation promulgated pursuant to the Energy Independence and Security Act of 2007 which requires most refineries to blend increasing amounts of renewable fuels (including biodiesel and ethanol) with refined products.

*Roofing flux* - An asphalt-like product used to make roofing shingles for the housing industry.

*Sweet/Sour crude oil* - Terms used to describe the relative sulfur content of crude oil. Sweet crude oil is relatively low in sulfur content; sour crude oil is relatively high in sulfur content. Sweet crude oil requires less processing to remove sulfur and is typically more expensive than sour crude oil.

*Throughput* - The quantity of crude oil and feedstocks processed through a refinery or a refinery unit.

*Turnaround* - A periodic shutdown of refinery process units to perform routine maintenance to restore the operation of the equipment to its former level of performance. Turnaround activities normally include cleaning, inspection, refurbishment and equipment and piping repair and replacements. It is also common to use turnaround periods to change catalysts or to implement capital project improvements.

*Ultra-Low Sulfur Diesel (ULSD)* - Diesel fuel produced with a lower sulfur content (15 ppm) to reduce sulfur dioxide emissions. ULSD is the only diesel fuel that may be used for on-road and most other applications in the U.S.

*U.S. Gulf Coast Pipeline Conventional 87 CBOB or U.S. Gulf Coast Unleaded Gasoline* - a grade of gasoline commonly marketed as Regular Unleaded at retail locations. This is the standard by which Gulf Coast gasoline products are priced.

*U.S. Gulf Coast Pipeline No. 2 Heating Oil* - a petroleum distillate that can be used as either a diesel fuel or a fuel oil. This is the standard by which other Gulf Coast distillate products (such as ultra-low sulfur diesel) are priced.

*UST* - Underground storage tank.

*Vacuum Distillation Unit* - A refinery unit that distills heavy crude oils under deep vacuum to allow their separation without coking.

*West Texas Intermediate Crude Oil (WTI)* - a light, sweet crude oil characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

## ITEM 1A. *RISK FACTORS*

*We are subject to numerous known and unknown risks, many of which are presented below and elsewhere in this Annual Report on Form 10-K. You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K in evaluating us and our common stock. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations.*

### Risks Relating to Our Industries

***Our refining margins have been volatile and are likely to remain volatile, which may have a material adverse effect on our earnings and cash flows.***

Our earnings, cash flow and profitability from our refining operations are substantially determined by the difference between the market price of refined products and the market price of crude oil, which is referred to as the crack spread or refining margin. Refining margins historically have been volatile and are likely to continue to be volatile, as a result of numerous factors beyond our control, including volatility in the prices of the various types of crude oil and other feedstocks purchased by our refineries, volatility in the costs of natural gas and electricity used by our refineries, and volatility in the prices of gasoline and other refined petroleum products sold by our refineries. Although we monitor our refinery operating margins and seek to optimize results by adjusting throughput volumes, throughput types and product slates, there are inherent limitations on our ability to offset the effects of adverse market conditions. Our acquisition of the El Dorado refinery in April 2011 more than doubled our refining capacity and increased our exposure to this volatility.

For example, although there are differences between published prices and margins and those experienced in our operations, certain published data illustrate the volatility we encounter. The New York Mercantile Exchange ("NYMEX") price for domestic light sweet crude oil (NYMEX: CL), the U.S. Gulf Coast price for unleaded gasoline (Platts U.S. Gulf Coast Pipeline Conventional 87 CBOB) and the Gulf Coast 5-3-2 crack spread have fluctuated between the following highs and lows during the preceding three calendar years:

| | Year Ended December 31, 2012 | | Year Ended December 31, 2011 | | Year Ended December 31, 2010 | |
|---|---|---|---|---|---|---|
| | Low | High | Low | High | Low | High |
| NYMEX crude oil (per barrel) | $77.69 | $109.77 | $75.67 | $113.93 | $68.01 | $91.51 |
| U.S. Gulf Coast Unleaded Gasoline (per gallon) | $2.27 | $3.29 | $2.31 | $3.40 | $1.83 | $2.41 |
| U.S. Gulf Coast crack spread (per barrel) | $15.59 | $39.05 | $10.40 | $36.64 | $4.58 | $14.26 |

Such volatility is affected by, among other things:

- changes in global and local economic conditions;
- domestic and foreign supply and demand for crude oil and refined products;
- the level of foreign and domestic production of crude oil and refined petroleum products;
- increased regulation of feedstock production activities such as hydraulic fracturing;
- infrastructure limitations that restrict, or events that disrupt, the distribution of crude oil, other feedstocks and refined petroleum products;
- investor speculation in commodities;
- worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Africa, the former Soviet Union, and South America;
- the ability of the members of the Organization of Petroleum Exporting Countries to maintain oil price and production controls;
- pricing and other actions taken by competitors that impact the market;
- the level of crude oil, other feedstocks and refined petroleum products imported into and exported out of the United States;
- excess capacity and utilization rates of refineries worldwide;
- development and marketing of alternative and competing fuels, such as ethanol and biodiesel;

- changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;
- local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets;
- accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect our refineries or the supply and delivery of crude oil from third parties; and
- U.S. government regulations.

The crude oil we purchase and the refined products we sell are commodities whose prices are mainly determined by market forces beyond our control. While an increase or decrease in the price of crude oil will often result in a corresponding increase or decrease in the wholesale price of refined products, a change in the price of one commodity does not always result in a corresponding change in the other. A substantial or prolonged increase in crude oil prices without a corresponding increase in refined product prices or a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil prices could also have a significant negative effect on our results of operations and cash flows. This is especially true for non-transportation refined products such as asphalt, butane, coke, sulfur, propane and slurry whose prices are less likely to correlate to fluctuations in the price of crude oil, all of which we produce at our refineries.

In addition, our Tyler refinery has historically processed primarily light sweet crude oils, while our El Dorado refinery has historically processed primarily sour crude oils. Due to increasing demand for lower sulfur fuels, light sweet crude oils have historically been more costly than heavy sour crude oils, and an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations.

Also, the price for a significant portion of the crude oil processed at our refineries is based upon the WTI benchmark for such oil rather than the Brent benchmark. While the prices for WTI and Brent have historically corresponded to one another, elevated inventories of WTI-priced crude oil in the Mid-Continent region have caused WTI prices to fall significantly below Brent prices in recent years. During the years ended December 31, 2011 and December 31, 2012, this differential ranged from highs of $27.88 and $25.53, respectively, to lows of $3.29 and $9.17, respectively. Our ability to purchase and process favorably priced crude oils has allowed us to achieve higher net income and cash flow during the 2011 and 2012 fiscal years. We cannot assure you that these favorable conditions will continue. A substantial or prolonged narrowing in (or inversion to) the price differential between the WTI and Brent benchmarks for any reason, including, without limitation, actual or perceived reductions in Mid-Continent inventories, could negatively impact our earnings and cash flows. In addition, because the premium or discount we pay for a portion of the crude oil processed at our refineries is established based upon this differential during the month prior to the month in which the crude oil is processed, rapid decreases in the differential may negatively affect our results of operations and cash flows.

Finally, higher refined product prices often result in negative consequences for our retail operations such as higher credit card expenses (because credit card interchange fees are typically calculated as a percentage of the transaction amount rather than a percentage of gallons sold), lower retail fuel gross margin per gallon, reduced demand for refined products, fewer retail gallons sold and fewer retail merchandise transactions.

***We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business, thereby adversely affecting our profitability.***

Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to the environment, safety, pipeline tariffs, employment, labor, immigration, minimum wages and overtime pay, health care and benefits, working conditions, public accessibility, the sale of alcohol and tobacco and other requirements. These laws and regulations are enforced by federal agencies including the EPA, the U.S. Department of Transportation, the Pipeline and Hazardous Materials Safety Administration, the Federal Motor Carrier Safety Administration, OSHA and FERC, and state agencies such as the Texas Commission on Environmental Quality and the Arkansas Department of Environmental Quality, the Railroad Commission of Texas and the Tennessee Department of Environment and Conservation as well as numerous other state and federal agencies. A violation of any of these requirements could have a material adverse effect on our business, financial condition and results of operations.

Ongoing compliance with laws, regulations and other requirements could also have a material adverse effect on our business, financial condition and results of operations. Under various federal, state and local environmental requirements, as the owner or operator of refineries and retail locations, we may be liable for the costs of removal or remediation of contamination at our existing or former locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and several of our current and former locations are the subject of ongoing remediation projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of these substances at sites where they are located, regardless of whether the site is owned or operated by that person. We typically arrange for the treatment or disposal of hazardous substances in our refining operations. We do not typically do so in our retail operations, but we may nonetheless be deemed to have arranged for the disposal or treatment of hazardous substances. Therefore, we may be liable for removal or remediation costs, as well as other related costs, including fines, penalties and damages resulting from injuries to persons, property and natural resources. One of our refineries is a minor potentially responsible party at a superfund site for which we expect our costs to be non-material. In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire.

In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. Companies in the petroleum industry, such as us, are often the target of activist and regulatory activity regarding pricing, safety, environmental compliance, derivatives trading and other business practices which could result in price controls, fines, increased taxes or other actions affecting the conduct of our business. For example, consumer activists are lobbying various authorities to enact laws and regulations mandating the removal of tetra-ethyl lead from aviation gasoline. Others activists seek to require the use of temperature compensation devices for fuel dispensed at our retail stores.

In 2012, the EPA announced an industry-wide enforcement initiative directed at flaring operations and performance at refineries and petrochemical plants and finalized revisions to NSPS Subpart Ja that primarily affects flares and process heaters. Affected flares have three years to comply with the new standard and it is likely the standard will impact the way some flares at our refineries are designed and/or operated. We are planning capital projects at our refineries related to flare compliance with NSPS Ja that are expected to implemented by 2015. We believe our existing process heaters meet the applicable NSPS Ja requirements, and our refineries have not received any inquiries or requests for information from EPA regarding flaring operations and are not a party to any associated enforcement action at this time. The EPA has also announced its intent to further regulate refinery air emissions from a variety of sources (such as cokers, flares, tanks, and other process units) through additional NSPS and National Emission Standards for Hazardous Air Pollutants to be proposed in 2013. However, the EPA has not released sufficient information regarding these rules to estimate the potential cost for compliance

In 2007, the EPA issued final Mobile Source Air Toxic II rules for gasoline formulation that required the reduction of average benzene content beginning January 1, 2011 and the reduction of maximum annual average benzene content by July 1, 2012. We currently purchase credits to comply with these content requirements for one of our refineries but there can be no assurance that such credits will be available or that they will continue to be available for purchase at reasonable prices. The EPA is expected to propose and finalize Tier 3 gasoline rules in 2013 requiring a reduction in annual average gasoline sulfur content from 30 ppm to 10 ppm by late 2016. The rule will also likely require a reduction in the maximum per-gallon sulfur content from the current limit of 80 ppm although EPA has not indicated what that new limit will be. We anticipate that the Tyler refinery will meet these new limits with only minor operational changes, but capital projects may be required for additional sulfur removal capacity at the El Dorado refinery.

Environmental regulation is becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed. Compliance with any future legislation or regulation of our produced fuels, including renewable fuel or carbon content; GHG emissions; sulfur, benzene or other toxic content; vapor pressure; or other fuel characteristics, may result in increased capital and operating costs and may have a material adverse effect on our results of operations and financial condition. While it is impractical to predict the impact that potential regulatory and activist activity may have, such future activity may result in increased costs to operate and maintain our facilities, as well as increased capital outlays to improve our facilities. Such future activity could also adversely affect our ability to expand production, result in damaging publicity about us, or reduce demand for our products. Our need to incur costs associated with complying with any resulting new legal or regulatory requirements that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

For examples of two of our current regulatory actions with the EPA, please see "Government Regulation and Environmental Matters" under Item 1, Business, and Item 3, Legal Proceedings, of this Annual Report on Form 10-K.

***Increased supply of and demand for alternative transportation fuels, increased fuel economy standards and increased use of alternative means of transportation could lead to a decrease in transportation fuel prices and/or a reduction in demand for petroleum-based transportation fuels.***

Pursuant to the EISA, the EPA promulgated RFS-2 requiring refiners to blend "renewable fuels" such as ethanol and biodiesel, with their petroleum fuels or purchase renewable energy credits (RINs) in lieu of blending. The volume of renewable fuels required by the EISA increases from 9 billion gallons in 2008 to 36 billion gallons in 2022. Annually, the EPA establishes the volume of renewable fuels that refineries must blend into their finished petroleum fuels as a percentage of their gasoline and diesel sales. RFS-2 requires displacing increasing amounts of petroleum-based transportation fuels with biofuels, beginning with approximately 7.8% and 9.2% in 2011 and 2012, respectively, increasing to 9.6% in 2013 and escalating to 18% or more in 2022, depending on demand for gasoline and diesel. If we are unable to pass the costs of compliance with RFS-2 on to our customers, our profits will be adversely impacted. Moreover, if sufficient RINs are unavailable for purchase, if we have to pay a significantly higher price for RINs or if we are otherwise unable to meet the RFS-2 mandates, our business, financial condition and results of operations could be materially adversely affected.

Beginning in 2013-2014, meeting the RFS-2 volume mandates will require that gasoline contain more than the 10% ethanol (E-10) present in almost all gasoline sold today. In 2011, EPA approved the use of gasoline blends containing 85% gasoline and 15% ethanol (E-15) for use in model year 2001 and later vehicles. However, studies show that E-15 may cause engine and fuel system damage, vehicle manufacturers do not recommend using E-15 except in their "Flex Fuel" vehicles and most existing USTs and retail dispenser systems are not certified by Underwriters Laboratory, local fire codes or the EPA for use with gasoline blends containing more than 10% ethanol. Flex Fuel vehicles can utilize gasoline blends containing up to 85% ethanol (E-85) but there are relatively few such vehicles on the road, there are few E-85 retail locations and the use of E-85 results in significant reductions in fuel economy. These and other impediments may present challenges to blending the required volumes of ethanol. If adequate supplies of the required types of biofuels are unavailable in volumes sufficient to meet our requirement, if we are unable to physically blend the required biofuel volumes without exceeding 10% ethanol, or if RINs are not available in sufficient volumes or at economical prices, refinery production or profitability could be negatively affected.

In addition, as regulatory initiatives have required an increase in the consumption of renewable transportation fuels such as ethanol and biodiesel, consumer acceptance of alternative vehicles such as electric and hybrid vehicles is increasing. Increased use of renewable fuels and alternative vehicles may result in a decrease in demand for petroleum-based transportation fuels. Increased use of renewable fuels may also result in an increase in transportation fuel supply relative to decreased demand and a corresponding decrease in margins. A significant decrease in transportation fuel margins or demand for petroleum-based transportation fuels could have an adverse impact on our financial results. As described above, RFS-2 requires displacement of increasing amounts of petroleum-based transportation fuels with biofuels through 2022. RFS-2 and widespread use of E15 could cause decreased crude runs and materially affect our profitability unless fuel demand rises at a comparable rate or other outlets are found for the displaced products.

Finally, the EPA and the NHTSA finalized new standards in 2010 that raised the required CAFE of the nation's passenger fleet by 40% to approximately 35 mpg by 2016 and imposed the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the Department of Transportation finalized first-time standards for fuel economy of medium and heavy duty trucks. In September 2012, the EPA and NHTSA finalized rules raising the CAFE and GHG standards for passenger vehicles beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 mpg by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed above, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries and convenience stores.

***Legislative and regulatory measures to address climate change and GHG emissions could increase our operating costs or decrease demand for our refined products.***

Various legislative and regulatory measures to address climate change and GHG emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and recently enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources and fuels. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating costs. If we are unable to maintain sales of our refined products at a price that reflects such increased costs, there could be a material adverse effect on our business, financial condition and results of operations. Further, any increase in the prices of refined products resulting from such increased costs could have a material adverse effect on our business, financial condition or results of operations.

Since the 2010 calendar year, EPA rules require that we report GHG emissions from our refinery operations and consumer use of products produced at our refineries on an annual basis. While the cost of compliance with the rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHGs. In January 2011, the EPA began regulating GHG emissions from refineries and other major sources through the PSD and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies. The EPA has announced its intent to further regulate refinery GHG emissions through a NSPS although the timing of the EPA's proposal is currently unclear. GHG regulation could also impact the consumption of refined products, thereby affecting our refinery operations.

***We operate independent refineries which may not be able to withstand volatile market conditions, compete on the basis of price or obtain sufficient quantities of crude oil in times of shortage to the same extent as integrated, multinational oil companies.***

We compete with a broad range of companies in our refining and petroleum product marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions relating to crude oil and refined product pricing, to compete on the basis of price and to obtain crude oil in times of shortage.

We do not engage in petroleum exploration or production and therefore do not produce any of our crude oil feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude oil production are at times able to offset losses from refining operations with profits from producing operations and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. If we are unable to compete effectively with these competitors, there could be a material adverse effect on our business, financial condition, and results of operations.

***Decreases in commodity prices may lessen our borrowing capacities, increase collateral requirements for derivative instruments or cause a write-down of inventory.***

The nature of our business requires us to maintain substantial quantities of crude oil, refined petroleum product and blendstock inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. For example, reductions in the value of our inventories or accounts receivable as a result of lower commodity prices could result in a reduction in our borrowing base under the revolving credit facility for the Tyler refinery and a reduction in the amount of financial resources available to meet the Tyler refinery's capital requirements. Further, if at any time our availability under the revolving credit facility falls below certain thresholds, we may be required to take steps to reduce our utilization under the credit facility. In addition, decreases in commodity prices may require us to post substantial amounts of cash collateral to some or all of our hedging counterparties in order to maintain any hedging positions. Finally, because our inventory is valued at the lower of cost or market value, we would record a write-down of inventory and a non-cash charge to cost of sales if the market value of our inventory were to decline to an amount below our cost.

***A terrorist attack on our assets, or threats of war or actual war, may hinder or prevent us from conducting our business.***

Terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including political instability in various Middle Eastern countries, may harm our business. Energy-related assets (which could include refineries, pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where our majority stockholder, Delek Group, is based, has suffered armed conflicts and political instability for many years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner.

A direct attack on our assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack or continued political instability in the Middle East could have an adverse impact on energy prices, including prices for our crude oil, other feedstocks and refined petroleum products, and an adverse impact on the margins from our refining and petroleum product marketing operations. Disruption or significant increases in energy prices could also result in government-imposed price controls.

***We are subject to loss of market share or pressure to reduce prices in order to compete effectively with a changing group of competitors in a fragmented retail industry.***

The markets in which we operate our retail fuel and convenience stores are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gas stations, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry.

In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry by entering the retail fuel business and/or selling merchandise traditionally found in convenience stores. These non-traditional gasoline and/or convenience merchandise retailers have obtained a significant share of the motor fuels market, may obtain a significant share of the convenience merchandise market and their market share in each market is expected to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition and results of operations.

Independent owner-operators can generally operate stores with lower overhead costs than ours. Should significant numbers of independent owner-operators enter our market areas, retail prices in some of our categories may be negatively affected, as a result of which our profit margins may decline at affected stores.

Our stores compete, in large part, based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores. Other major competitive factors include ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety.

## Risks Relating to Our Business

***We are particularly vulnerable to disruptions to our refining operations because our refining operations are concentrated in two facilities.***

Because all of our refining operations are concentrated in the Tyler and El Dorado refineries, significant disruptions at either facility could have a material adverse effect on our business, financial condition or results of operations. Refining segment contribution margin comprised approximately 88.9%, 85.3% and 48.0% of our consolidated contribution margin for the 2012, 2011 and 2010 fiscal years, respectively. We expect to perform a maintenance turnaround of each processing unit at each of our refineries, some in 2013 and the remainder in 2014. Depending on which units are affected, all or a portion of each refinery's production may be disrupted during a turnaround.

In addition, our refineries consist of many processing units, a number of which have been in operation for many years. Even if properly maintained, equipment may require significant capital expenditures to maintain desired efficiencies. One or more of the units may require additional unscheduled down time for unanticipated maintenance or repairs that are more frequent than our scheduled turnaround. For example, operations at the Tyler refinery were suspended for approximately one week of unscheduled down time in the third quarter of 2010 and an explosion and fire at the refinery in November 2008 suspended operations for more than five months.

Refinery operations may also be disrupted by external factors such as an interruption of electricity, natural gas, water treatment or other utilities. Other potentially disruptive factors discussed elsewhere in these risk factors include natural disasters, severe weather conditions, workplace or environmental accidents, interruptions of supply, work stoppages, losses of permits or authorizations or acts of terrorism. Disruptions to our refining operations could reduce our revenues during the period of time that our units are not operating.

***The costs, scope, timelines and benefits of our refining projects may deviate significantly from our original plans and estimates.***

We may experience unanticipated increases in the cost, scope and completion time for our improvement, maintenance and repair projects at our refineries. Refinery projects are generally initiated to increase the yields of higher-value products, increase our ability to process lower cost crude oils, increase production capacity, meet new regulatory requirements or maintain the safe and reliable operations of our existing assets. Equipment that we require to complete these projects may be unavailable to us at expected costs or within expected time periods. Additionally, employee or contractor labor expense may exceed our expectations. Due to these or other factors beyond our control, we may be unable to complete these projects within anticipated cost parameters and timelines. In addition, the benefits we realize from completed projects may take longer to achieve and/or be less than we anticipated. Our inability to complete and/or realize the benefits of refinery projects in a cost-efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

***The dangers inherent in our operations could cause disruptions and expose us to potentially significant costs and liabilities.***

Our refining and logistics operations are subject to significant hazards and risks inherent in transporting, storing and processing crude oil, intermediate products and refined petroleum products. These hazards and risks include, but are not limited to, natural or weather-related disasters, fires, explosions, pipeline ruptures and spills, trucking accidents, train derailments, third party interference, mechanical failure of equipment and other events beyond our control. The occurrence of any of these events could result in production and distribution difficulties and disruptions, personal injury or death, environmental pollution and other damage to our properties and the properties of others. For example, a fire at our Tyler refinery in November 2008 resulted in two employee deaths, third party claims and a suspension of production that continued until May 2009.

Because of these inherent dangers, our refining and logistics operations are subject to various laws and regulations relating to occupational health and safety, process and operating safety and environmental protection. Continued efforts to comply with applicable laws and regulations related to health, safety and the environment, or a finding of non-compliance with current regulations, could result in additional capital expenditures or operating expenses, as well as fines and penalties.

In addition, our refineries, pipelines and terminals are located in populated areas and any release of hazardous material or catastrophic event could affect our employees and contractors as well as persons outside our property. Our crude and product pipelines cross populated and/or environmentally sensitive areas and waterways that could be severely impacted in the event of a release.

We also operate a fleet of rail cars and trucks that regularly transport crude oil, highly combustible refined fuels and other hazardous substances on public railways and roads. An accident involving one of our rail cars or trucks could result in significant personal injuries and/or property damage.

In the event that personal injuries or deaths result from such events, or there are natural resource damages, we would likely incur substantial legal costs and liabilities. The extent of these costs and liabilities could exceed the limits of our available insurance. As a result, any such event could have a material adverse effect on our business, results of operations and cash flows.

***We depend upon our logistics segment for a substantial portion of the crude supply and distribution networks that serve our refineries.***

Our logistics segment consists of Delek Logistics, a publicly traded master limited partnership, and our consolidated financial statements include its consolidated financial results. As of December 31, 2012, we owned a 62.4% interest in Delek Logistics, including the 2% general partner interest. Delek Logistics operates a system of crude oil and refined product pipelines, distribution terminals and tankage in Arkansas, Louisiana, Tennessee and Texas. Delek Logistics generates revenues by charging tariffs for transporting crude oil and refined products through its pipelines, by leasing pipeline capacity to third parties, by charging fees for terminalling refined products and other hydrocarbons and storing and providing other services at its terminals.

Our refineries are substantially dependent upon Delek Logistics' assets and services under several long-term pipeline and terminal, tankage and throughput agreements expiring in 2017 through 2022. Delek Logistics is subject to its own operating and regulatory risks, including, but not limited to:

- its reliance on significant customers, including us;
- macroeconomic factors such as commodity price volatility that could affect its customers' utilization of its assets;
- its reliance on us for near-term growth;
- sufficiency of cash flow for required distributions;
- counterparty risks such as creditworthiness and force majeure;
- competition from third party pipelines and terminals and other competitors in the transportation and marketing industries;
- environmental regulations;
- operational hazards and risks;
- pipeline tariff regulations;
- limitations on additional borrowings and other restrictions in its debt agreements; and
- other financial, operational and legal risks.

The occurrence of any of these risks could directly or indirectly affect Delek Logistics' financial condition, results of operations and cash flows. Because Delek Logistics is our consolidated subsidiary, the occurrence of any of these risks could also affect our financial condition, results of operations and cash flows. Additionally, if any of these risks affect Delek Logistics' viability, its ability to serve our supply and distribution network needs will be jeopardized.

For additional information about Delek Logistics, see "Logistics Segment" under Item 1, Business, and "Terminals and Pipelines" under Item 2, Properties, of this Annual Report on Form 10-K.

***Interruptions or limitations in the supply and delivery of crude oil or the supply and distribution of refined products may negatively affect our refining operations and inhibit the growth of our refining operations.***

We rely on Delek Logistics and third party transportation systems for the delivery of crude oil to our refineries. We could experience an interruption or reduction of supply and delivery, or an increased cost of receiving crude oil, if the ability of these systems to transport crude oil is disrupted because of accidents, adverse weather conditions, governmental regulation, terrorism, maintenance or failure of pipelines or other delivery systems, other third-party action or other events beyond our control. The unavailability for our use for a prolonged period of time of any system of delivery of crude oil could have a material adverse effect on our business, financial condition or results of operations. For example, on two separate occasions since we assumed control of the El Dorado refinery in April 2011, a third party pipeline operator has temporarily suspended crude oil shipments on a pipeline system that supplies significant amounts of crude oil to the refinery. In May 2011, the suspension resulted from flooding along the Mississippi River and lasted approximately five weeks. In April 2012, the suspension resulted from a pipeline rupture and lasted approximately ten months. In each instance, the El Dorado refinery operated at reduced throughput rates until the pipeline system resumed normal operations.

Moreover, interruptions in delivery or limitations in delivery capacity may not allow our refining operations to draw sufficient crude oil to support current refinery production or increases in refining output. In order to maintain or materially increase refining output, existing crude delivery systems may require upgrades or supplementation, which may require substantial additional capital expenditures.

In addition, the El Dorado refinery distributes most of its light product production through a third-party pipeline system. An interruption to or change in the operation of the third-party pipeline system may result in a material restriction to our distribution channels. Because demand in the El Dorado market is limited, a material restriction to the El Dorado refinery's distribution channels may cause us to reduce production and may have a material adverse affect on our business, financial condition and results of operations.

Finally, our West Texas terminals sell refined products produced by refineries owned mostly by third parties. In 2012, these terminals received nearly all of their supply of refined products from two suppliers. We could experience an interruption or termination of supply or delivery of refined products if our suppliers partially or completely ceased operations, temporarily or permanently. The ability of these refineries and our suppliers to supply refined products to us could be disrupted by anticipated events such as scheduled upgrades or maintenance, as well as events beyond their control, such as unscheduled maintenance, fires, floods, storms, explosions, power outages, accidents, acts of terrorism or other catastrophic events, labor difficulties and work stoppages, governmental or private party litigation, or legislation or regulation that adversely impacts refinery operations. In addition, any reduction in capacity of other pipelines that connect with our suppliers' pipelines or our pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes of refined product supplied to our West Texas terminals. A reduction in the volume of refined products supplied to our West Texas terminals could adversely affect our sales and earnings.

***General economic conditions may adversely affect our business, operating results and financial condition.***

Economic slowdowns may have serious negative consequences for our business and operating results because our performance is subject to domestic economic conditions and their impact on levels of consumer spending. Some of the factors affecting consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth based on declines in equity markets and residential real estate values, adverse developments in mortgage markets, taxation, energy prices, interest rates, consumer confidence and other macroeconomic factors. During a period of economic weakness or uncertainty, current or potential customers may travel less, reduce or defer purchases, go out of business or have insufficient funds to buy or pay for our products and services.

Moreover, a financial market crisis may have a material adverse impact on financial institutions and limit access to capital and credit. This could, among other things, make it more difficult for us to obtain (or increase our cost of obtaining) capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

Finally, substantially all of our retail fuel and convenience stores are located in the southeastern United States, primarily in the states of Alabama, Georgia and Tennessee. As a result, our results of operations are particularly vulnerable to general economic conditions in that region. An economic downturn in the southeastern United States could cause our sales and the value of our assets to decline and have a material adverse effect on our business, financial condition and results of operations.

***From time to time, our cash and credit needs may exceed our internally generated cash flow and available credit, and our business could be materially and adversely affected if we are not able to obtain the necessary cash or credit from financing sources.***

We have significant short-term cash needs to satisfy working capital requirements such as crude oil purchases which fluctuate with the pricing and sourcing of crude oil. We rely in part on our access to credit to purchase crude oil for our refineries. If the price of crude oil increases significantly, we may not have sufficient available credit, and may not be able to sufficiently increase such availability, under our existing credit facilities or other arrangements to purchase enough crude oil to operate our refineries at full capacity. Our failure to operate our refineries at full capacity could have a material adverse effect on our business, financial condition and results of operations. We also have significant long-term needs for cash, including any expansion and upgrade plans, as well as for regulatory compliance.

Depending on the conditions in credit markets, it may become more difficult to obtain cash or credit from third party sources. If we cannot generate cash flow or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to comply with regulatory deadlines or pursue our business strategies, in which case our operations may not perform as well as we currently expect.

***Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.***

As of December 31, 2012, we had total debt of $362.2 million, including current maturities of $52.2 million. In addition to our outstanding debt, as of December 31, 2012, our letters of credit issued under our various credit facilities were $181.9 million. Our borrowing availability under our various credit facilities as of December 31, 2012 was $373.7 million.

Our level of debt could have important consequences for us. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to service our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a disadvantage relative to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets, upgrade our refining assets, renovate our stores or pursue acquisitions or other business opportunities;
- limit our ability to borrow additional funds in the future; and
- increase the interest cost of our borrowed funds and letters of credit.

In addition, a substantial portion of our debt has a variable rate of interest, which increases our exposure to interest rate fluctuations, to the extent we elect not to hedge such exposures.

If we are unable to meet our principal and interest obligations under our debt and lease agreements, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. Our default on any of those agreements could have a material adverse effect on our business, financial condition and results of operations. In addition, if new debt is added to our current debt levels, the related risks that we now face could intensify.

***Our debt agreements contain operating and financial restrictions that might constrain our business and financing activities.***

The operating and financial restrictions and covenants in our credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, to varying degrees our credit facilities restrict our ability to:

- declare dividends and redeem or repurchase capital stock;
- prepay, redeem or repurchase debt;
- make loans and investments, issue guaranties and pledge assets;
- incur additional indebtedness or amend our debt and other material agreements;
- make capital expenditures;
- engage in mergers, acquisitions and asset sales; and
- enter into some intercompany arrangements and make some intercompany payments, which in some instances could restrict our ability to use the assets, cash flow or earnings of one segment to support another segment.

Other restrictive covenants require that we meet certain financial covenants, including leverage coverage, fixed charge coverage and net worth tests as described in the credit facility agreements. In addition, the covenant requirements of our various credit agreements require us to make many subjective determinations pertaining to our compliance thereto and exercise good faith judgment in determining our compliance.

Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. If we breach any of the restrictions or covenants in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders' commitments to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these immediate payments. In addition, our obligations under our credit facilities are secured by substantially all of our assets. If we are unable to timely repay our indebtedness under our credit facilities, the lenders could seek to foreclose on the assets or we may be required to contribute additional capital to our subsidiaries. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations. For example, under the agreements governing Lion Oil's term loan credit facility, Holdings' term note with Bank Leumi USA and Finance's term notes with Israel Discount Bank of New York, a mandatory prepayment would be required if Delek Group beneficially owns less than 30% of our outstanding capital stock, or if another person or group becomes the owner of a greater percentage of our outstanding capital stock than is beneficially owned at that time by Delek Group. As of December 31, 2012, Delek Group beneficially owned approximately 52.9% of our outstanding capital stock, however we do not have the ability to ensure that such ownership remains at or above 30%. If Delek Group's beneficial ownership of our outstanding capital stock were to diminish to less than 30%, whether through divestiture, dilution or otherwise, or if another person or group becomes the owner of a greater percentage of our outstanding capital stock than is beneficially owned at that time by Delek Group, this would result in the mandatory prepayment of the borrowings under the loan documents referenced above.

***Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refineries at full capacity.***

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments. As a result, suppliers could shorten the payment terms of their invoices with us or require us to provide significant collateral to them that we do not currently provide. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, as well as the historical volatility of crude oil pricing, any imposition by our suppliers of more burdensome payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This in turn could cause us to be unable to operate our refineries at full capacity. A failure to operate our refineries at full capacity could adversely affect our profitability and cash flows.

***Termination or Expiration of our Supply and Offtake Agreement could have a material adverse effect on our liquidity.***

We entered into the Supply and Offtake Agreement with J. Aron at the closing of the Lion Acquisition. Pursuant to the Supply and Offtake Agreement, J. Aron purchased a majority of the crude oil and refined products in Lion Oil's inventory at market prices. The Supply and Offtake Agreement expires on April 29, 2014. Upon any termination of the Supply and Offtake Agreement, including at expiration or in connection with a force majeure or default, the parties are required to negotiate with third parties for the assignment to us of certain contracts, commitments and arrangements including procurement contracts, commitments for the sale of product, and pipeline, terminalling, storage and shipping arrangements. Additionally, upon any termination, we will be required to repurchase or refinance the consigned crude oil and refined products from J. Aron at then market prices, which may have a material impact on our working capital needs. At December 31, 2012, we had approximately 2.9 million barrels of inventory consigned to J. Aron and we have recorded a liability associated with this consigned inventory of $269.8 million.

***Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.***

We carry property, business interruption, pollution and casualty insurance, but we do not maintain insurance coverage against all potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. In addition, because our business interruption policy does not cover losses during the first 21 to 60 days of the interruption, a significant part or all of a business interruption loss could be uninsured. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

The energy industry is highly capital intensive, and the entire or partial loss of individual facilities or multiple facilities can result in significant costs to both industry companies, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, hurricanes have caused significant damage to several petroleum refineries along the Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, may reduce the insurance capacity they are willing to offer or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

***We may not be able to successfully execute our strategy of growth through acquisitions.***

A significant part of our growth strategy is to acquire assets such as refineries, pipelines, terminals, and retail fuel and convenience stores that complement our existing assets and/or broaden our geographic presence. If attractive opportunities arise, we may also acquire assets in new lines of business that are complementary to our existing businesses. From our inception in 2001 through December 2012, we acquired the Tyler and El Dorado refineries, acquired approximately 500 retail fuel and convenience stores and developed our logistics segment through the acquisition of transportation and marketing assets. We expect to continue to acquire assets that complement our existing assets and/or broaden our geographic presence as a major element of our growth strategy, however:

- we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;

- we usually compete with others to acquire assets, which competition may increase, and, any level of competition could result in decreased availability or increased prices for acquisition candidates;
- we may experience difficulty in anticipating the timing and availability of acquisition candidates;
- we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;
- as a public company, we are subject to reporting obligations, internal controls and other accounting requirements with respect to any business we acquire, which may prevent or negatively affect the valuation of some acquisitions we might otherwise deem favorable or increase our acquisition costs. For example, prior to April 2011, the El Dorado refinery was controlled by a privately held entity that was not required to comply with public financial reporting obligations such as the Securities Exchange Act of 1934 and the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Now that we control the El Dorado refinery, we must ensure that it maintains appropriate disclosure controls and procedures and internal control over financial reporting.

The occurrence of any of these factors could adversely affect our growth strategy.

***Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared with our expectations.***

Due to our emphasis on growth through acquisitions, we are particularly susceptible to transactional risks. For example:

- during the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire;
- we may assume contracts or other obligations in connection with particular acquisitions on terms that are less favorable or desirable than the terms that we would expect to obtain if we negotiated the contracts or other obligations directly;
- we may fail to successfully integrate or manage acquired assets;
- acquired assets may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate;
- acquisitions may require us to incur additional debt or issue additional equity;
- acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment (such as the $60.0 million impairment of our minority investment in Lion Oil in the fourth quarter of 2010);
- we may fail to grow our existing systems, financial controls, information systems, management resources and human resources in a manner that effectively supports our growth;
- to the extent that we acquire assets in complementary new lines of business, we may become subject to additional regulatory requirements and additional risks that are characteristic or typical of these new lines of business; and
- to the extent that we acquire equity interests in entities that control assets (rather than acquiring the assets directly), we may assume liabilities that predate our ownership and control of the assets. For example, in April 2011, we acquired a majority of the outstanding shares of common stock of Lion Oil, the Arkansas corporation that owns and operates the El Dorado refinery. Because we acquired the stock of Lion Oil (rather than acquiring the refinery assets directly), we may be subject to Lion Oil's historic liabilities.

The occurrence of any of these factors could adversely affect our business, financial condition and results of operations.

***We may incur significant costs and liabilities with respect to investigation and remediation of environmental conditions at our refineries.***

Prior to our purchase of our refineries, the previous owners had been engaged for many years in the investigation and remediation of hydrocarbons and other materials which contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for certain costs associated with the continued investigation and remediation of known and unknown impacted areas at the refineries. In the future, it may be necessary to conduct further assessments and remediation efforts at our refinery, pipeline, tank, terminal and store locations. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the refineries.

Based upon environmental evaluations performed internally and by third parties subsequent to the purchase of our refineries and other properties, we recorded environmental liabilities and accrued amounts we believe are sufficient to complete remediation. We expect remediation of soil, sediment and groundwater at some properties to continue for the foreseeable future. The need to make future expenditures for these purposes that exceed the amounts we estimated and accrued for could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. We anticipate that compliance with environmental, health and safety regulations will require us to spend approximately $26.7 million in capital costs in 2013 and approximately $88.4 million during the next five years.

***We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with health, safety, environmental and other laws and regulations.***

Our operations require numerous permits and authorizations under various laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of authorization or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have a negative effect on our business, results of operations and cash flows.

***Our Tyler refinery currently has no ability to distribute refined petroleum products outside the northeast Texas market.***

For the year ended December 31, 2012, nearly all of the refinery sales volume in Tyler was completed through a rack system located at the Tyler refinery. Unlike most other refineries, the Tyler refinery currently has no ability to distribute refined products outside the northeast Texas market. Although we expect that sales will commence at our Big Sandy, Texas terminal in 2013, the Tyler refinery's limited distribution capabilities may continue to limit its ability to attract new customers for its refined petroleum products or increase sales of the Tyler refinery products. If demand for the Tyler refinery's products diminishes within the northeast Texas market, its production may be reduced and our financial results would be adversely affected.

***An increase in competition and/or reduction in demand in the markets in which we purchase feedstocks and sell our refined products could increase our costs and/or lower prices and adversely affect our sales and profitability.***

Our Tyler refinery is currently the only supplier of a full range of refined petroleum products within a radius of approximately 100 miles of its location and there are no competitive fuel loading terminals within approximately 90 miles of our San Angelo terminal. If competitors commence operations within these niche markets, we could lose our niche market advantage, which could have a material adverse effect on our business, financial condition and results of operations.

Our El Dorado refinery's profitability may be impacted by increased competition from refineries that operate in different regions that have access to Canadian and domestic crudes, which, from time to time may be discounted from crudes available to our El Dorado refinery.

In addition, the maintenance or replacement of our existing customers depends on a number of factors outside of our control, including increased competition from other suppliers and demand for refined products in the markets we serve. Loss of, or reduction in, amounts purchased by our major customers could have an adverse effect on us to the extent that we are not able to correspondingly increase sales to other purchasers.

Finally, our ability to purchase and process favorably priced crude oils has allowed us to achieve higher net income and cash flow during the 2011 and 2012 fiscal years. For example, we currently enjoy access to mid-continent and southern Arkansas crude oils that are favorably priced due, in part, to the limited markets for them. If the price of these crude oils increases as a result of increased competition for them, it could have a material adverse effect on our business, financial condition and results of operations.

***We may be unable to negotiate market price risk protection in contracts with unaffiliated suppliers of refined products.***

During the year ended December 31, 2012, our West Texas terminals obtained most of their supply of refined products under contracts that contain provisions that mitigate our market price risk inherent in the purchase and sale of refined products. These contracts allow us to purchase up to 20,350 and 7,000 barrels per day of refined products and expire in December 2017 and December 2015, respectively. We cannot assure you that in the future we will be able to negotiate similar market price protections in other contracts that we enter into for the supply of refined products or ethanol. To the extent that we purchase inventory at prices that do not compare favorably to the prices at which we are able to sell refined products, our sales and margins may be adversely affected.

***Compliance with and changes in tax laws could adversely affect our performance.***

We are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties.

***We may incur losses as a result of our forward contract activities and derivative transactions.***

We selectively use derivative financial instruments, such as fuel-related derivative transactions and interest rate swaps and interest rate cap agreements, to partially mitigate the risk of various financial exposures inherent in our business. We expect to continue to enter into these types of transactions. In connection with such derivative transactions, we may be required to make payments to maintain margin accounts and to settle the contracts at their value upon termination. The maintenance of required margin accounts and the settlement of derivative contracts at termination could cause us to suffer losses or limit gains. In particular, derivative transactions could expose us to the risk of financial loss upon unexpected or unusual variations in the sales price of crude oil and that of wholesale gasoline. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to manage our exposure to various types of risk is not effective, we may incur losses.

***We are exposed to certain counter party risks which may adversely impact our results of operations.***

We evaluate the creditworthiness of each of our various counterparties but we may not always be able to fully anticipate or detect deterioration in their creditworthiness and overall financial condition. The deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties) could expose us to an increased risk of nonpayment or other default under our contracts with them. If a material counterparty (or counterparties) default on their obligations to us, this could materially adversely affect our financial condition, results of operations or cash flows. For example, under the terms of the Supply and Offtake Agreement with J. Aron, we granted J. Aron the exclusive right to store and withdraw crude and certain products in the tanks associated with the El Dorado refinery. The Supply and Offtake Agreement also provides that the ownership of substantially all crude oil and certain other refined products in the tanks associated with the refinery will be retained by J. Aron, and that J. Aron will purchase substantially all of the specified refined products processed at the El Dorado refinery. If J. Aron does not timely perform its obligations under the Supply and Offtake Agreement, our results of operations may be adversely impacted.

***Adverse weather conditions or other unforeseen developments could damage our facilities, reduce customer traffic and impair our ability to produce and deliver refined petroleum products or receive supplies for our retail fuel and convenience stores.***

The regions in which we operate are susceptible to severe storms including hurricanes, thunderstorms, tornadoes, extended periods of rain, ice storms and snow, all of which we have experienced in the past few years. Inclement weather conditions could damage our facilities, interrupt production, adversely impact consumer behavior, travel and retail fuel and convenience store traffic patterns or interrupt or impede our ability to operate our locations. If such conditions prevail near our refineries, they could interrupt or undermine our ability to produce and transport products from our refineries and receive and distribute products at our terminals. Regional occurrences, such as energy shortages or increases in energy prices, fires and other natural disasters, could also hurt our business. The occurrence of any of these developments could have a material adverse effect on our business, financial condition and results of operations.

***Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining and logistics segments and in the first quarter of the year for our retail segment. We depend on favorable weather conditions in the spring and summer months.***

Demand for gasoline, convenience merchandise and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in motor vehicle traffic and road and home construction. Varying vapor pressure requirements between the summer and winter months also tighten summer gasoline supply. As a result, the operating results of our refining segment and logistics segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.

Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages and more gasoline during the spring and summer months, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in traffic and sales could have a material adverse effect on our business, financial condition and results of operations.

***A substantial portion of the workforce at our refineries is unionized, and we may face labor disruptions that would interfere with our operations.***

As of December 31, 2012, we employed 280 and 488 people in our Tyler and El Dorado operations, respectively. From among these employees, 165 operations and maintenance hourly employees and 35 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202 at year end. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement that expires January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires March 1, 2015. As of December 31, 2012, 174 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. Although these collective bargaining agreements contain provisions to discourage strikes or work stoppages, we cannot assure you that strikes or work stoppages will not occur. A strike or work stoppage could have a material adverse effect on our business, financial condition and results of operations.

***We may seek to diversify our retail fuel and convenience store operations by entering new geographic areas, which may present operational and competitive challenges.***

Since our inception, we have grown our retail fuel and convenience store operations primarily by acquiring stores in the southeastern United States. In the future, we may seek to grow by selectively operating stores in geographic areas other than those in which we currently operate, or in which we currently have a relatively small number of stores. This growth strategy would present numerous operational and competitive challenges to our senior management and employees and would place significant pressure on our operating systems. In addition, we cannot assure you that consumers located in the regions in which we may expand our operations would be as receptive to our stores as consumers in our existing markets. The success of our development plans will depend in part upon our ability to:

- select, and compete successfully in, new markets;
- obtain suitable sites at acceptable costs;
- identify and contract with financially stable developers;
- realize an acceptable return on the capital invested in new facilities;
- hire, train, and retain qualified personnel;
- integrate new retail fuel and convenience stores into our existing distribution, inventory control, and information systems;
- expand relationships with our suppliers or develop relationships with new suppliers; and
- secure adequate financing, to the extent required.

We cannot assure you that we will achieve our development goals, manage our growth effectively, or operate our existing and new retail fuel and convenience stores profitability. The failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

***Wholesale cost increases, vendor pricing programs and tax increases applicable to tobacco products, as well as campaigns to discourage their use, could adversely impact our results of operations in our retail segment.***

Sales of tobacco products accounted for approximately 7.8%, 7.9% and 9.6% of net sales in our retail segment during the 2012, 2011 and 2010 fiscal years, respectively. Our tobacco gross profit accounted for approximately 14.8%, 15.9% and 17.2% of total gross profit in our retail segment during the same periods. Increases in the retail price of tobacco products as a result of increased taxes or wholesale costs could materially impact our cigarette sales volume and/or revenues, merchandise gross profit and overall customer traffic. In addition, national and local campaigns to discourage the use of tobacco products may have an adverse effect on demand for these products. A reduction in cigarette sales volume and/or revenues, merchandise gross profit from tobacco products or overall customer demand for tobacco products could have a material adverse effect on the business, financial condition and results of operations of our retail segment.

Major cigarette manufacturers currently offer substantial rebates to us; however, there can be no assurance that such rebate programs will continue. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are decreased or eliminated, our wholesale cigarette costs will increase. For example, certain major cigarette manufacturers have offered rebate programs that provide rebates only if we follow the manufacturer's retail pricing guidelines. If we do not receive the rebates because we do not participate in the program or if the rebates we receive by participating in the program do not offset or surpass the revenue lost as a result of complying with the manufacturer's pricing guidelines, our cigarette gross margin will be adversely impacted. In general, we attempt to pass wholesale price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers negatively impact gross margins. These factors could materially impact our retail price of cigarettes, cigarette sales volume and/or revenues, merchandise gross profit and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition and results of operations.

***We are dependent on fuel sales at our retail fuel and convenience stores which makes us susceptible to increases in the cost of gasoline and interruptions in fuel supply.***

Net fuel sales of our retail segment represented approximately 79.9%, 79.9% and 75.9% of total net sales of our retail segment for 2012, 2011 and 2010 respectively. Our dependence on fuel sales makes us susceptible to increases in the cost of gasoline and diesel fuel and fuel profit margins have a significant impact on our earnings. The volume of fuel sold by us and our fuel profit margins are affected by numerous factors beyond our control, including the supply and demand for fuel, volatility in the wholesale fuel market and the pricing policies of competitors in local markets. Although we can rapidly adjust our pump prices to reflect higher fuel costs, a material increase in the price of fuel could adversely affect demand. A material, sudden increase in the cost of fuel that causes our fuel sales to decline could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on fuel sales also makes us susceptible to interruptions in fuel supply. At December 31, 2012, fuel from the Gulf Coast transported to us through the Colonial and Plantation pipelines was the primary source of fuel supply for approximately 87.2% of our retail fuel and convenience stores. To mitigate the risks of cost volatility, we typically have no more than a five day supply of fuel at each of our stores and our fuel contracts do not guarantee an uninterrupted, unlimited supply in the event of a shortage. Gasoline sales generate customer traffic to our retail fuel and convenience stores and any decrease in gasoline sales, whether due to shortage or otherwise, could adversely affect our merchandise sales. A serious interruption in the supply of gasoline to our retail fuel and convenience stores could have a material adverse effect on our business, financial condition and results of operations.

***If there is negative publicity concerning our brand names or the brand names of our suppliers, fuel and merchandise sales at certain of our stores may suffer.***

We offer food products in our stores that are marketed under our brand names and certain nationally recognized brands such as Subway and Quizno's. Negative publicity, regardless of whether the concerns are valid, concerning food or beverage quality, food or beverage safety or other health concerns, facilities, employee relations or other matters related to our operations may materially adversely affect demand for food and beverages offered in our stores and could result in a decrease in customer traffic to our stores. Additionally, we may be the subject of complaints or litigation arising from food or beverage-related illness or injury in general which could have a negative impact on our business. Health concerns, poor food or beverage quality or operating issues stemming from one store or a limited number of stores can materially adversely affect the operating results of some or all of our stores and harm our proprietary brands.

In addition, we are an independent retailer of fuel that markets some of our products under the major oil company brands BP, Shell and Marathon. Fuel sold under these major brands represented approximately 19.5% of total fuel sales volume for our retail segment during the year ended December 31, 2012. Negative publicity concerning any of these major oil companies could adversely affect fuel and merchandise sales volumes in our retail segment. For example, the Deepwater Horizon accident in the Gulf of Mexico in April 2010 resulted in consumer boycotts of independent retailers of BP branded fuels. If negative publicity pertaining to the major brands adversely affects our sales volumes, it could have a material adverse effect on our business, financial condition and results of operations.

***We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.***

We rely on information technology systems across our operations, including management of our supply chain, point of sale processing at our retail sites, and various other processes and transactions. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personal credit information. In addition, the systems currently used for certain transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, may put certain payment card data at risk, and these systems are determined and controlled by the payment card industry, and not by us. We have taken the necessary steps to assure the PCI compliance and Data Security Standards are being employed at all our locations. In recent years, several retailers have experienced data breaches resulting in the exposure of sensitive customer data, including payment card information. Any compromise or breach of our information and payment technology systems could cause interruptions in our operations, damage our reputation, reduce our customers' willingness to visit our sites and conduct business with us or expose us to litigation from customer or sanctions from the PCI. Also, we inherited information technology systems and controls in El Dorado that monitor the movement of petroleum products through newly acquired pipeline systems. An undetected failure of these systems could result in environmental damage, operational disruptions, regulatory enforcement or private litigation. Further, the failure of any of our systems to operate effectively, or problems we may experience with transitioning to upgraded or replacement systems, could significantly harm our business and operations and cause us to incur significant costs to remediate such problems.

***If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.***

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key person life insurance policies for any of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

***It may be difficult to serve process on or enforce a United States judgment against those of our directors who reside in Israel.***

On the date of this report, three of our seven directors reside in the State of Israel. As a result, it may be difficult to serve legal process within the United States upon any of these persons. It may also be difficult to enforce, both in and outside the United States, judgments obtained in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws, because a substantial portion of the assets of these directors is located outside of the United States. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

***If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock and non-U.S. holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.***

A non-U.S. holder of our common stock may be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of our common stock if we are, or were, a "U.S. real property holding corporation" or "USRPHC," at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the "lookback period"). In general, we would be a USRPHC if the fair market value of our "U.S. real property interests," as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. The test for determining USRPHC status is applied on certain specific determination dates and is dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets). If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market such as the NYSE, only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

**Risks Related to Our Common Stock**

***The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.***

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- our quarterly or annual earnings or those of other companies in our industry;
- changes in accounting standards, policies, guidance, interpretations or principles;
- general economic and stock market conditions;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
- future sales of our common stock;
- announcements by us or our competitors of significant contracts or acquisitions;
- sales of common stock by us, our senior officers or our affiliates; and

- the other factors described in these "Risk Factors."

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes often occur without any apparent regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price. In addition, recent distress in the credit and financial markets resulted in extreme volatility in trading prices of securities and diminished liquidity, and we cannot assure you that our liquidity will not be affected by changes in the financial markets and the global economy.

In the past, some companies that have experienced volatile market prices for their securities have been subject to securities class action suits filed against them. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management's attention and resources.

***Our stockholders may suffer substantial dilution.***

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for capital. In addition, if we have an immediate need for capital, we may sell securities in the public or private equity markets even when conditions are not otherwise favorable. Our stockholders will suffer dilution if we issue currently unissued shares of our stock in the future in furtherance of our growth strategy. Our stockholders will also suffer dilution if stock, restricted stock units, restricted stock, stock options, stock appreciation rights, warrants or other equity awards, whether currently outstanding or subsequently granted, are exercised.

***We are exposed to risks relating to evaluations of internal controls required by Section 404.***

To comply with the management certification and auditor attestation requirements of Section 404, we are required to evaluate our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. During this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to comply with the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may decline.

***We are a "controlled company" within the meaning of the NYSE rules and, as a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements.***

Under applicable NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NYSE, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement to have a nominating/corporate governance committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement to have a compensation committee consisting entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We utilize all of these exemptions except that our board of directors consists of a majority of independent directors and our compensation committee has a written charter addressing its purpose and responsibilities. Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

***Our controlling stockholder may have conflicts of interest with other stockholders in the future.***

At December 31, 2012, Delek Group beneficially owned approximately 52.9% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Sharon, will continue to be able to control the election of our directors, influence our corporate and management policies (including the declaration of dividends) and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Delek Group continues to own a significant amount of the outstanding shares of our common stock, Delek Group will continue to be able to influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales, and other significant corporate transactions. We cannot provide any assurances that the interests of Delek Group will coincide with the interests of other holders of our common stock.

***Future sales of shares of our common stock could depress the price of our common stock and expose us to increased stockholder activism.***

The market price of our common stock could decline as a result of the introduction of a large number of shares of our common stock into the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. At December 31, 2012, 31,536,432 shares of our common stock were controlled by Delek Group. In accordance with Delek Group's registration rights agreement with us, these shares have been registered for resale by the selling stockholders, in one or more transactions, at their discretion in the future. Affiliates of Delek Group sold an aggregate of 8.2 million shares of our Common Stock during the year ended December 31, 2012.

Our stockholders may from time to time engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes or acquire control over us. This risk will increase if Delek Group ceases to control a majority of our common stock. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, disrupting our operations and diverting the attention of our board of directors and senior management from the pursuit of business strategies. As a result, stockholder campaigns could adversely affect our results of operations, financial condition and cash flows.

***We depend upon our subsidiaries for cash to meet our obligations and pay any dividends.***

We are a holding company. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries' ability to make any payments will depend on many factors, including their earnings, cash flows, the terms of their indebtedness, tax considerations and legal restrictions.

***We may be unable to pay future dividends in the anticipated amounts and frequency set forth herein.***

We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our ability to receive dividends and other cash payments from our subsidiaries is restricted under the terms of their respective credit facilities. For example, under the terms of their credit facilities, our subsidiaries are subject to certain customary covenants that limit their ability to, subject to certain exceptions as defined in their respective credit agreements, remit cash to, distribute assets to, or make investments in, us as the parent company. Specifically, these covenants limit the payment, in the form of cash or other assets, of dividends or other cash payments, to us. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. Although we currently intend to pay quarterly cash dividends on our common stock at an annual rate of $0.40 per share, we cannot provide any assurances that any dividends will be paid in the anticipated amounts and frequency set forth herein, if at all.

***Provisions of Delaware law and our organizational documents may discourage takeovers and business combinations that our stockholders may consider in their best interests, which could negatively affect our stock price.***

In addition to the fact that Delek Group currently owns the majority of our common stock, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or deterring tender offers for our common stock that other stockholders may consider in their best interests.

Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more different series with terms to be fixed by our board of directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us and could effectively be used as an anti-takeover device. On the date of this report, no shares of our preferred stock are outstanding.

Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders and require that special meetings of stockholders be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors. The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

*Refineries*

The refining segment owns refineries in Tyler, Texas and El Dorado, Arkansas and the land on which these two refineries are located. The Tyler refinery is situated on approximately 100 out of a total of approximately 600 acres of land owned by us. The El Dorado refinery site consists of approximately 460 acres of which the main plant sits on approximately 335 acres. We own the light product truck rack distribution facilities at our Tyler and El Dorado refineries and an asphalt distribution terminal at the El Dorado refinery. The results of operation of these assets are included in our refining segment. See also "Refining Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

*Terminals and Pipelines*

The logistics segment owns five light product distribution terminals, one in each of Nashville and Memphis, Tennessee and Big Sandy, San Angelo and Abilene, Texas. All of the above properties are located on real property owned by us. The logistics segment also owns the El Dorado Pipeline System, the Magnolia Pipeline System and 600 miles of crude oil gathering lines, which are located in Louisiana and Arkansas. The logistics segment owns the McMurrey Pipeline System, the Nettleton Pipeline, the Big Sandy Pipeline and the Paline Pipeline System, which are located in Texas. All of the pipeline systems set forth above run across leased land and rights-of-way. See also "Logistics Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

*Retail Fuel and Convenience Stores*

As of December 31, 2012, the retail segment owned the real estate at 217 company operated retail fuel and convenience store locations, and leased the real property at 156 company operated stores. In addition to these stores, we own or lease 13 locations that were either leased or subleased to third party dealers; 54 other dealer sites are owned or leased independently by dealers.

The following table summarizes the real estate position of our retail segment as of December 31, 2012.

| State | Company Operated Sites | Dealer Sites | Dealer Sites Not Owned Nor Leased By Us | Owned Sites | Leased Sites | Remaining Lease Term <3 Years [(1)] | Remaining Lease Term >3 Years [(1)] |
|---|---|---|---|---|---|---|---|
| Tennessee | 201 | 22 | 17 | 117 | 89 | 24 | 65 |
| Alabama | 88 | 36 | 31 | 57 | 36 | 8 | 28 |
| Georgia | 58 | 9 | 6 | 37 | 24 | 14 | 10 |
| Arkansas | 12 | — | — | 8 | 4 | 3 | 1 |
| Virginia | 8 | — | — | — | 8 | 1 | 7 |
| Kentucky | 4 | — | — | 1 | 3 | 1 | 2 |
| Mississippi | 2 | — | — | 2 | — | — | — |
| Total | 373 | 67 | 54 | 222 | 164 | 51 | 113 |

(1) Includes options renewable at our discretion; measured as of December 31, 2012.

Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating. We do not believe that any of these leases are individually material. See also "Retail Segment" included in Item 1, Business, of this Annual Report on Form 10-K.

*Liens and Encumbrances*

The majority of the assets described above are pledged under and encumbered by certain of our debt facilities. See Note 11 of the consolidated financial statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information.

*Corporate Headquarters*

We lease our corporate headquarters at 7102 Commerce Way, Brentwood, Tennessee. The lease is for 54,000 square feet of office space. The lease term expires in April 2022.

## ITEM 3. *LEGAL PROCEEDINGS*

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including, environmental claims and employee related matters.

Following the November 2008 incident at the Tyler refinery, the EPA conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards of the Clean Air Act. As a result, the EPA referred an enforcement action to the DOJ in late 2011 and we are currently in discussions with EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary.

Also in late 2011, the EPA referred an enforcement action to the DOJ pertaining to alleged violations of our NPDES wastewater discharge permit at the El Dorado refinery, which the planned construction of a pipeline to the Ouachita River is designed to alleviate. We are in discussion with the EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

## ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

# PART II

## ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

### Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "DK." The following table sets forth the quarterly high and low sales prices of our common stock for each quarterly period and dividends issued since January 1, 2011:

| Period | High Sales Price | Low Sales Price | Regular Dividends Per Common Share | Special Dividends Per Common Share |
|---|---|---|---|---|
| 2011 | | | | |
| First Quarter | $13.89 | $6.83 | $0.0375 | None |
| Second Quarter | $15.83 | $12.58 | $0.0375 | None |
| Third Quarter | $17.50 | $11.19 | $0.0375 | None |
| Fourth Quarter | $16.85 | $9.41 | $0.0375 | $0.1800 |
| 2012 | | | | |
| First Quarter | $15.72 | $10.99 | $0.0375 | $0.0900 |
| Second Quarter | $17.76 | $14.78 | $0.0375 | $0.1000 |
| Third Quarter | $27.41 | $17.57 | $0.0375 | $0.1000 |
| Fourth Quarter | $27.58 | $22.51 | $0.1000 | $0.1000 |

In connection with our initial public offering in May 2006, our Board of Directors announced its intention to pay a regular quarterly cash dividend of $0.0375 per share of our common stock beginning in the fourth quarter of 2006. In November 2012, our Board of Directors announced its intention to pay a regular quarterly cash dividend to $0.10 per share of our common stock beginning in the fourth quarter of 2012. The dividends paid in 2012 and 2011 totaled approximately $35.5 million and $19.5 million, respectively. As of the date of this filing, we intend to continue to pay quarterly cash dividends on our common stock at the annual rate of $0.40 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our Board of Directors deems relevant. Except as represented in the table above, we have paid no other cash dividends on our common stock during the two most recent fiscal years.

### Holders

As of March 1, 2013, there were approximately 7 common stockholders of record. This number does not include beneficial owners of our common stock whose stock is held in nominee or "street" name accounts through brokers.

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

**Performance Graph**

*The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*

The following graph and table compare cumulative total returns for our stockholders to the Standard and Poor's 500 Stock Index and a market capitalization weighted peer group selected by management for the five-year period commencing December 31, 2007 and ending December 31, 2012. The graph assumes a $100 investment made on December 31, 2007. Each of the three measures of cumulative total return assumes reinvestment of dividends. The new peer group is comprised of Alon USA Energy, Inc. (NYSE: ALJ), CVR Energy, Inc. (NYSE:CVI), HollyFrontier Corporation (NYSE: HFC), Marathon Petroleum Corporation (NYSE: MPC), Phillips 66 (NYSE: PSX), Tesoro Corporation (NYSE: TSO), Valero Energy Corporation (NYSE: VLO) and Western Refining, Inc (NYSE: WNR). We changed our peer group this year to be more reflective of companies that we benchmark against. We removed Casey's General Stores, Inc. (NSDQ: CASY) Susser Holdings Corporation (NYSE: SUSS) and The Pantry, Inc. (NSDQ: PTRY) and we added Phillips 66, Marathon Petroleum and CVR Energy, Inc. The stock performance shown on the graph below is not necessarily indicative of future price performance.

**COMPARISON OF CUMULATIVE TOTAL RETURN**


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Delek US Holdings Inc., the S&P 500 Index,
Old Peer Group, and New Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Delek US Holdings Inc.
S&P 500
Old Peer Group
New Peer Group
*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

## ITEM 6. *SELECTED FINANCIAL DATA*

The following selected financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

In conjunction with the DKL Offering, we have reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics. The results of the operation of these assets are now reported in our logistics segment. Further, certain operations previously included as part of our marketing segment were retained by Holdings and are now reported as part of our refining segment. The historical results of the operation of these assets have been reclassified to conform to the current presentation.

| Statement of Operations Data: | 2012 | 2011 | 2010 | 2009 | 2008[1] |
|---|---|---|---|---|---|
| | (In millions, except share and per share data) | | | | |
| Net sales: | | | | | |
| Refining | $ 6,240.9 | $ 4,715.9 | $ 1,693.8 | $ 893.1 | $ 2,105.6 |
| Logistics | 818.5 | 738.1 | 504.4 | 374.4 | 745.5 |
| Retail | 1,877.8 | 1,859.4 | 1,592.3 | 1,421.5 | 1,885.7 |
| Other | (210.5) | (115.2) | (34.9) | (22.3) | (13.1) |
| Total net sales | 8,726.7 | 7,198.2 | 3,755.6 | 2,666.7 | 4,723.7 |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 7,704.4 | 6,429.9 | 3,412.9 | 2,394.1 | 4,308.1 |
| Operating expenses | 363.3 | 320.9 | 229.5 | 219.0 | 240.8 |
| Impairment of goodwill | — | 2.2 | — | 7.0 | 11.2 |
| Insurance proceeds — business interruption | — | — | (12.8) | (64.1) | — |
| Property damage proceeds, net | — | — | (4.0) | (40.3) | — |
| General and administrative expenses | 103.5 | 81.4 | 59.0 | 64.3 | 57.0 |
| Depreciation and amortization | 82.5 | 74.1 | 61.1 | 52.4 | 41.3 |
| (Gain) loss on sale of assets | (0.1) | 3.6 | 0.7 | 2.9 | (6.8) |
| Total operating costs and expenses | 8,253.6 | 6,912.1 | 3,746.4 | 2,635.3 | 4,651.6 |
| Operating income | 473.1 | 286.1 | 9.2 | 31.4 | 72.1 |
| Interest expense | 45.7 | 51.2 | 34.1 | 25.5 | 23.7 |
| Interest income | (0.2) | — | — | (0.1) | (2.1) |
| Loss from minority investment[2] | — | — | — | — | 7.9 |
| (Gain) loss on investment in Lion Oil | — | (12.9) | 60.0 | — | — |
| Gain on extinguishment of debt | — | — | — | — | (1.6) |
| Other expenses, net | — | — | — | 0.6 | 1.0 |
| Total non-operating expenses, net | 45.5 | 38.3 | 94.1 | 26.0 | 28.9 |
| Income (loss) from continuing operations before income taxes | 427.6 | 247.8 | (84.9) | 5.4 | 43.2 |
| Income tax expense (benefit) | 151.6 | 84.7 | (5.0) | 3.1 | 18.6 |
| Income (loss) from continuing operations | 276.0 | 163.1 | (79.9) | 2.3 | 24.6 |
| Income (loss) from discontinued operations, net of tax | — | — | — | (1.6) | 1.9 |
| Net income (loss) | 276.0 | 163.1 | (79.9) | 0.7 | 26.5 |
| Net income attributed to non-controlling interest | 3.2 | 4.8 | — | — | — |
| Net income (loss) attributable to Delek | $ 272.8 | $ 158.3 | $ (79.9) | $ 0.7 | $ 26.5 |

Year Ended December 31 (column headings above).

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008[1] |
| **Statement of Operations Data (Continued):** | (In millions, except share and per share data) | | | | |
| Basic earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ 4.65 | $ 2.80 | $ (1.47) | $ 0.04 | $ 0.47 |
| (Loss) income from discontinued operations | — | — | — | (0.03) | 0.03 |
| Basic earnings (loss) per share | $ 4.65 | $ 2.80 | $ (1.47) | $ 0.01 | $ 0.50 |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ 4.57 | $ 2.78 | $ (1.47) | $ 0.04 | $ 0.46 |
| (Loss) income from discontinued operations | — | — | — | (0.03) | 0.03 |
| Diluted earnings (loss) per share | $ 4.57 | $ 2.78 | $ (1.47) | $ 0.01 | $ 0.49 |
| Weighted average common shares outstanding: | | | | | |
| Basic | 58,719,968 | 56,543,977 | 54,264,763 | 53,693,258 | 53,675,145 |
| Diluted | 59,644,798 | 57,026,864 | 54,264,763 | 54,484,969 | 54,401,747 |
| Dividends declared per common share outstanding | $ 0.60 | $ 0.33 | $ 0.15 | $ 0.15 | $ 0.15 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008[1] |
| **Cash Flow Data:** | | | (In millions) | | |
| Cash flows provided by operating activities | $ 462.9 | $ 130.1 | $ 71.0 | $ 137.8 | $ 28.6 |
| Cash flows used in investing activities | (159.2) | (195.7) | (44.5) | (102.9) | (39.4) |
| Cash flows provided by (used in) financing activities | 72.1 | 242.4 | (45.8) | 18.2 | (78.9) |
| Net increase (decrease) in cash and cash equivalents | $ 375.8 | $ 176.8 | $ (19.3) | $ 53.1 | $ (89.7) |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008[1] |
| **Balance Sheet Data:** | | | (In millions) | | |
| Cash and cash equivalents | $ 601.7 | $ 225.9 | $ 49.1 | $ 68.4 | $ 15.3 |
| Total current assets | 1,359.7 | 1,050.6 | 299.4 | 311.6 | 194.0 |
| Property, plant and equipment, net | 1,124.2 | 1,053.8 | 680.1 | 692.0 | 586.6 |
| Total assets | 2,623.7 | 2,230.6 | 1,144.6 | 1,223.0 | 1,017.2 |
| Total current liabilities | 999.1 | 994.7 | 292.5 | 322.2 | 186.2 |
| Total debt, including current maturities | 362.2 | 432.6 | 295.8 | 317.1 | 286.0 |
| Total non-current liabilities | 546.6 | 582.3 | 408.8 | 369.8 | 297.2 |
| Total shareholders' equity | 1,078.0 | 653.6 | 443.3 | 531.0 | 533.8 |
| Total liabilities and shareholders' equity | 2,623.7 | 2,230.6 | 1,144.6 | 1,223.0 | 1,017.2 |

(1) Operating results for 2008 have been restated to reflect the reclassification of the retail segment's remaining nine Virginia stores back to normal operations.

(2) Beginning October 1, 2008, Delek began reporting its investment in Lion Oil using the cost method of accounting.

**Segment Data[1]:**

| (In millions) | Refining | Retail | Logistics | Corporate, Other and Eliminations | Consolidated |
|---|---|---|---|---|---|
| | As of and For the Year Ended December 31, 2012 | | | | |
| Net sales (excluding intercompany fees and sales) | $ 6,070.8 | $ 1,877.8 | $ 775.9 | $ 2.2 | $ 8,726.7 |
| Intercompany fees and sales | 170.1 | — | 42.6 | (212.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 5,441.1 | 1,704.6 | 757.9 | (199.2) | 7,704.4 |
| Operating expenses | 213.7 | 128.0 | 23.4 | (1.8) | 363.3 |
| Segment contribution margin | $ 586.1 | $ 45.2 | $ 37.2 | $ (9.5) | 659.0 |
| General and administrative expenses | | | | | 103.5 |
| Depreciation and amortization | | | | | 82.5 |
| Gain on sale of assets | | | | | (0.1) |
| Operating income | | | | | $ 473.1 |
| Total assets | $ 1,873.3 | $ 425.6 | $ 245.8 | $ 79.0 | $ 2,623.7 |
| Capital spending (excluding business combinations) | $ 65.9 | $ 29.1 | $ 10.5 | $ 26.5 | $ 132.0 |

| (In millions) | Refining | Retail | Logistics | Corporate, Other and Eliminations | Consolidated |
|---|---|---|---|---|---|
| | As of and For the Year Ended December 31, 2011 | | | | |
| Net sales (excluding intercompany fees and sales) | $ 4,632.5 | $ 1,859.4 | $ 715.8 | $ (9.5) | $ 7,198.2 |
| Intercompany fees and sales | 83.4 | — | 22.3 | (105.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 4,160.9 | 1,679.4 | 694.8 | (105.2) | 6,429.9 |
| Operating expenses | 175.4 | 132.6 | 12.9 | — | 320.9 |
| Impairment of goodwill | — | 2.2 | — | — | 2.2 |
| Segment contribution margin | $ 379.6 | $ 45.2 | $ 30.4 | $ (10.0) | 445.2 |
| General and administrative expenses | | | | | 81.4 |
| Depreciation and amortization | | | | | 74.1 |
| Loss on sale of assets | | | | | 3.6 |
| Operating income | | | | | $ 286.1 |
| Total assets | $ 1,630.6 | $ 412.1 | $ 201.1 | $ (13.2) | $ 2,230.6 |
| Capital spending (excluding business combinations) | $ 36.0 | $ 36.5 | $ 0.9 | $ 7.6 | $ 81.0 |

| (In millions) | Refining | Retail | Logistics | Corporate, Other and Eliminations | Consolidated |
|---|---|---|---|---|---|
| | As of and For the Year Ended December 31, 2010 | | | | |
| Net sales (excluding intercompany fees and sales) | $ 1,678.2 | $ 1,592.3 | $ 484.3 | $ 0.8 | $ 3,755.6 |
| Intercompany fees and sales | 15.6 | — | 20.1 | (35.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 1,556.2 | 1,405.2 | 476.7 | (25.2) | 3,412.9 |
| Operating expenses | 92.0 | 134.7 | 2.9 | (0.1) | 229.5 |
| Insurance proceeds - business interruption | (12.8) | — | — | — | (12.8) |
| Property damage proceeds, net | (4.0) | — | — | — | (4.0) |
| Segment contribution margin | $ 62.4 | $ 52.4 | $ 24.8 | $ (9.6) | 130.0 |
| General and administrative expenses | | | | | 59.0 |
| Depreciation and amortization | | | | | 61.1 |
| Loss on sale of assets | | | | | 0.7 |
| Operating income | | | | | $ 9.2 |
| Total assets | $ 555.1 | $ 420.8 | $ 72.2 | $ 96.5 | $ 1,144.6 |
| Capital spending (excluding business combinations) | $ 42.3 | $ 14.4 | $ — | $ 0.1 | $ 56.8 |

(1) Accounting Standards Codification ("ASC") 280, Segment Reporting, requires disclosure of a measure of segment profit or loss. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler and El Dorado refineries, excluding depreciation and amortization.

For the logistics segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, excluding depreciation and amortization, terminalling expense at third-party locations and pipeline maintenance costs.

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

### Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, statements of management's goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that, individually or in the aggregate, could cause such differences include, but are not limited to:

- volatility in our refining margins or fuel gross profit as a result of changes in the prices of crude oil, other feedstocks and refined petroleum products;
- reliability of our operating assets;
- competition;
- changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;
- our ability to execute our strategy of growth through acquisitions and transactional risks in acquisitions;
- diminishment of value in long-lived assets may result in an impairment in the carrying value of the asset on our balance sheet and a resultant loss recognized in the statement of operations;
- general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;
- dependence on one wholesaler for a significant portion of our convenience store merchandise;
- deterioration of creditworthiness or overall financial condition of a material counterparty (or counterparties);
- unanticipated increases in cost or scope of, or significant delays in the completion of, our capital improvement and periodic turnaround projects;
- risks and uncertainties with respect to the quantities and costs of refined petroleum products supplied to our pipelines and/or held in our terminals;
- operating hazards, natural disasters, casualty losses and other matters beyond our control;
- increases in our debt levels;
- compliance, or failure to comply, with restrictive and financial covenants in our various debt agreements;
- the inability of our subsidiaries to freely make dividends, loans or other cash distributions to us;
- seasonality;
- acts of terrorism aimed at either our facilities or other facilities that could impair our ability to produce or transport refined products or receive feedstocks;
- changes in the cost or availability of transportation for feedstocks and refined products;
- volatility of derivative instruments;
- potential conflicts of interest between our major stockholder and other stockholders; and
- other factors discussed under Item 1A, Risk Factors and Item 7, Management's Discussion and Analysis and in our other filings with the SEC.

In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by any forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

## Executive Summary and Strategic Overview

### *Business Overview*

We are an integrated downstream energy business focused on petroleum refining, the wholesale distribution of refined products and convenience store retailing. Our business consists of three operating segments: (1) refining (2) logistics and (3) retail. Our refining segment operates independent refineries in Tyler, Texas and El Dorado, Arkansas with a combined design crude distillation capacity of 140,000 bpd. Our logistics segment gathers, transports and stores crude oil and markets, distributes, transports and stores refined products in select regions of the southeastern United States and west Texas for our refining segment, as well as third parties. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 373 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Mississippi, Tennessee and Virginia.

In conjunction with the DKL Offering, we have reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics. The results of the operation of these assets are now reported in our logistics segment. Further, certain operations previously included as part of our marketing segment were retained by Holdings and are now reported as part of our refining segment. The historical results of the operation of these assets have been reclassified to conform to the current presentation.

Our profitability in the refining segment is substantially determined by the difference between the price of refined products and the price of crude oil, referred to as the "crack spread, refining margin or refined product margin." The cost to acquire feedstocks and the price of the refined petroleum products we ultimately sell from our refinery depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions such as hurricanes or tornadoes, local, domestic and foreign political affairs, global conflict, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Other significant factors that influence our results in the refining segment include the cost of crude, our primary feedstock, operating costs, particularly the cost of natural gas used for fuel and the cost of electricity, seasonal factors, refinery utilization rates and planned or unplanned maintenance activities or turnarounds. Moreover, while the increases in the cost of crude oil are typically reflected in the prices of light refined products, such as gasoline and diesel fuel, the price of other residual products, such as asphalt, coke, carbon black oil and LPG are less likely to move in parallel with crude cost. This causes additional pressure on our realized margin.

For our Tyler, Texas refinery, we compare our per barrel refined product margin to a well-established industry metric, the Gulf Coast crack spread. The Gulf Coast crack spread is used as a benchmark for measuring a refinery's product margins by measuring the difference between the market price of light products and crude oil. It represents the approximate gross margin resulting from processing one barrel of crude oil into three fifths of a barrel of gasoline and two fifths of a barrel of high-sulfur diesel. We calculate the Gulf Coast crack spread using the market value of U.S. Gulf Coast Pipeline Conventional 87 CBOB and U.S. Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) and the first month futures price of WTI on the NYMEX. U.S. Gulf Coast Pipeline 87 Octane Conventional Gasoline is a grade of gasoline commonly marketed as Regular Unleaded at retail locations. U.S. Gulf Coast Pipeline No. 2 Heating Oil is a petroleum distillate that can be used as either a diesel fuel or a fuel oil. This is the standard by which other distillate products (such as ultra low sulfur diesel) are priced. The NYMEX is the commodities trading exchange where contracts for the future delivery of petroleum products are bought and sold.

As of the date of this Annual Report on Form 10-K, we have not had sufficient operational history since our April 2011 acquisition of the El Dorado refinery to identify a reasonable refined product margin benchmark that would accurately portray our refined product margins at the El Dorado refinery. Furthermore, we anticipate that the quantities and varieties of crude oil processed and products manufactured at the El Dorado refinery may vary, when compared to those crudes processed and products produced under the prior owner. As a result, past results may not be reflective of future performance.

The cost to acquire the refined fuel products we sell to our wholesale customers in our logistics segment and at our convenience stores in our retail segment depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. Our retail merchandise sales are driven by our ability to offer competitive prices on the products we offer, the accessibility of our convenience store locations, our ability to offer a high level of customer service and our ability to effectively promote our convenience brand in the regional markets we serve. Motor fuel margin is defined as gross sales less the delivered cost of fuel and motor fuel taxes, and is measured on a cents per gallon basis. Our motor fuel margins are impacted by local supply, demand, weather, competitor pricing, blending of renewable fuels and product brand.

As part of our overall business strategy, we regularly evaluate opportunities to expand our portfolio of businesses and may at any time be discussing or negotiating a transaction that, if consummated, could have a material effect on our business, financial condition, liquidity or results of operations.

***Strategic Accomplishments***

*Crude Supply Update*

In our refining segment, we created additional crude supply flexibility in 2012 by developing the ability to deliver cost-advantaged crude to the El Dorado refinery by rail. The rail-supplied crude, allowed us to operate the El Dorado refinery despite the continued suspension of crude deliveries from a supplier's pipeline that began on May 1, 2012. For the three months ended December 31, 2012, the El Dorado refinery received crude deliveries of 17,200 bpd by rail and had rail unloading capability of 20,000 bpd. In the first quarter of 2013, we expect to further increase the El Dorado refinery's rail unloading capability to 25,000 bpd of light crude and 12,000 bpd of heavy crude, or a combination of the two. Additionally, in 2012 we made progress in increasing access to Midland, Texas based crude oil through improved pipeline access at both the Tyler and El Dorado refineries. The WTI Midland crude discount to WTI Cushing margin expanded favorably during the year which contributed to our improved refining margins.

*Initial Public Offering of Delek Logistics Partners, LP*

On November 7, 2012, Delek Logistics closed its initial public offering of 9,200,000 common units at a price of $21.00 per unit, which included a 1,200,000 common unit over-allotment option that was exercised by the underwriters. Net proceeds to Delek Logistics from the sale of the units were approximately $171.8 million, net of estimated offering costs and underwriters' commissions of $21.4 million. The DKL Offering represented the sale by us of a 37.6% limited partner interest in Delek Logistics. Following the closing of the DKL Offering and as of December 31, 2012, we owned a 60.4% limited partner interest in Delek Logistics, a 2.0% general partner interest and all of the income distribution rights. Headquartered in Brentwood, Tennessee, Delek Logistics was formed by us to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. Delek Logistics' initial assets were contributed by us in connection with the DKL Offering. A substantial majority of Delek Logistics' initial assets are currently integral to our refining segment operations.

On November 7, 2012, Delek Logistics entered into a $175.0 million senior secured revolving credit agreement with Fifth Third Bank, as administrative agent, and a syndicate of lenders ("DKL Revolver"). The DKL Revolver contains an accordion feature whereby Delek Logistics can increase the size of the credit facility to an aggregate of $225.0 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent. The DKL Revolver includes a $50.0 million sublimit for letters of credit and a $7.0 million sublimit for swing line loans. As of December 31, 2012, Delek Logistics had $90.0 million in outstanding borrowings and $10.0 million in issued and outstanding letters of credit, leaving $75.0 million available for future borrowings or letter of credit issuances (subject to the letter of credit sublimit in the facility). The initial borrowings under the DKL Revolver were used to fund a portion of the cash distributions to us. At the closing of the DKL Offering, Delek Logistics distributed total proceeds to us of approximately $231.3 million, which includes $141.3 million from the offering and $90.0 million from the DKL Revolver, in consideration of assets contributed and to reimburse us for certain capital expenditures incurred with respect to these assets. Delek Logistics repaid the outstanding principal balance of $63.0 million on the previously existing Fifth Third Revolver (as defined below) with the cash proceeds from the DKL Offering.

| Reconciliation of Cash Proceeds (in millions) | | |
|---|---|---|
| Total proceeds from the DKL Offering | $ | 193.2 |
| Offering and underwriters' costs, net debt issuance costs [1] | | (17.7) |
| Proceeds from the DKL Offering, net offering and underwriters' costs | | 175.5 |
| Less: Debt issuance costs | | (3.7) |
| Net proceeds from the DKL Offering | | 171.8 |
| Less: Cash retained by Delek Logistics | | (30.5) |
| Net proceeds to Delek from the DKL Offering | | 141.3 |
| Borrowings under Delek Logistics Revolving Credit Facility | | 90.0 |
| Gross proceeds to Delek | $ | 231.3 |

(1) Total offering and underwriters' costs equal $21.4 million.

This transaction has enabled us to unlock the value of our logistics assets and provides us the ability to more efficiently search for midstream growth opportunities.

*Nettleton Acquisition*

On January 31, 2012, we completed the acquisition the Nettleton Pipeline of an approximately 35-mile long, eight and ten inch pipeline system from Plains. The purchase price, including the reimbursement of certain costs incurred by Plains, was approximately $12.3 million. The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to our Tyler refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline, which also begins at our tank farms in and around Nettleton, Texas and then supplies crude to the Tyler refinery. Prior to the Nettleton Acquisition, Delek leased the Nettleton Pipeline under the terms of the Pipeline Capacity Lease Agreement with Plains as the lessor and Delek as the lessee, dated April 12, 1999, as amended ("Plains Lease"). As a condition to the closing of the Nettleton Acquisition, Delek and Plains mutually terminated the Plains Lease. Going forward, however, our refining segment will pay our logistics segment according to the East Texas Crude Logistics Pipeline and Tankage Agreement for throughput volumes supplied in the Nettleton Pipeline. This asset was contributed to Delek Logistics at the time of the DKL Offering.

*Big Sandy Acquisition*

On February 7, 2012, we purchased (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. and (ii) the eight inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P. The purchase price was approximately $11.0 million. This terminal was contributed to Delek Logistics as part of the DKL Offering and Holdings will pay terminalling fees to Delek Logistics as part of the Terminalling Services Agreement between Holdings and Delek Logistics that was entered into in conjunction with the DKL Offering.

*Return Capital to Shareholders*

In the fourth quarter of 2012 the board of directors authorized an increase in our regular quarterly dividend to $0.10 per share from $0.0375 per share.

***Market Trends***

Our results of operations are significantly affected by fluctuations in the prices of certain commodities including, though not limited to, crude oil, gasoline, distillate fuel and natural gas and electricity among others. Historically, our profitability has been affected by commodity price volatility, specifically as it relates to the price of crude oil and refined products.

We continually experience volatility in the energy markets. Macroeconomic developments and geopolitical events that transpired during the past year had a significant impact on the cost of crude oil, as well as on refined product margins. During

2012, the average price of WTI crude oil increased 0.9% to $94.19 per barrel when compared to 2011, while the average Gulf Coast 5-3-2 crack spread increased 15.3% to $26.50 per barrel, versus $22.98 in the prior-year.

The differential between the price per barrel of WTI and competing benchmark crudes, including Brent crude oil, widened substantially during 2012, versus the prior year. The differential averaged $17.57 per barrel in 2012, versus $15.87 per barrel in 2011. During the fourth quarter 2012, this differential widened to an average of $21.88 per barrel. This is a significant change from near parity in 2010. We believe the price differential between WTI and other benchmarked crude experienced over the last two years is attributable to increased crude oil supply in the Mid-Continent region that has outpaced the development of energy infrastructure required to transport these volumes. Energy infrastructure development is presently underway in the Mid-Continent region and as new pipelines and rail capabilities are added, we expect the crude oil price differential to narrow over time. However, in 2012, as a result of these price differentials, inland refiners, like us, with access to discounted WTI or similarly priced crudes were competitively advantaged versus refiners in predominantly coastal markets. Our Tyler and El Dorado refineries both had access to discounted WTI and WTI-linked crudes during 2012 and, during the next six months, we expect to increase the volume of west Texas sourced crude being supplied to each of our refineries through improved pipeline access.

As part of our overall business strategy, management determines the cost to store crude, the pricing of products and whether we should maintain, increase or decrease inventory levels of crude or other intermediate feedstocks based on various factors, including the crude pricing market in the Gulf Coast region, the refined products market in the same region, the relationship between these two markets, our ability to obtain credit with crude vendors, and any other factors which may impact the costs of crude.

**Results of Operations**

***Consolidated Results of Operations — Comparison of the Year Ended December 31, 2012 versus the Year Ended December 31, 2011***

We generated net sales of $8,726.7 million and $7,198.2 million during the years ended December 31, 2012 and 2011, respectively, an increase of $1,528.5 million, or 21.2%. The increase in net sales was primarily due to the acquisition of the El Dorado refinery in April 2011 and the impact of increases in fuel sales prices in our logistics and retail segments, as well as increased sales volumes in the logistics segment. These were partially offset by decreases in sales volumes attributed to decreased throughputs and production in our refining segment.

Cost of goods sold was $7,704.4 million for the year ended December 31, 2012, compared to $6,429.9 million for the comparable period of 2011, an increase of $1,274.5 million, or 19.8%. The increase in cost of goods sold was primarily the result of the acquisition of the El Dorado refinery in April 2011 and increased fuel costs at the retail segment, partially offset by decreased sales volumes in the refining segment.

Operating expenses were $363.3 million for the year ended December 31, 2012 compared to $320.9 million for the prior year period, an increase of $42.4 million, or 13.2%. The acquisition of the El Dorado refinery added $31.5 million in operating expenses during the year ended December 31, 2012. The acquisitions of the Lion Pipeline and SALA Gathering Systems in April 2011, the Paline Pipeline System in December 2011 and the Nettleton Pipeline and Big Sandy Pipeline in the first quarter of 2012 further contributed to the increase in operating expenses. These increases were partially offset by the decrease in the number of stores operated by the retail segment during 2012 as compared to 2011.

Goodwill impairment was $2.2 million in 2011 and related to the write-off of goodwill associated with our purchase of stores from Fast Petroleum, Inc. and affiliates ("Fast Stores"). The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2012 did not result in goodwill impairment.

General and administrative expenses were $103.5 million for the year ended December 31, 2012 compared to $81.4 million in 2011, an increase of $22.1 million, or 27.1%. The overall increase was primarily due to the management and operation of the El Dorado refinery and logistics segment assets subsequent to their respective acquisitions, as well fees associated with the DKL Offering.

Depreciation and amortization was $82.5 million and $74.1 million for the years ended December 31, 2012 and 2011, respectively, an increase of $8.4 million, or 11.3%. This increase was primarily due to the additional depreciation associated with the assets acquired in April and December 2011 and in the first quarter of 2012, partially offset by a decrease in the number of stores operated by the retail segment.

Gain on sale of assets for the year ended December 31, 2012 was $0.1 million, which was primarily related to the sale miscellaneous assets in the retail and refining segments. Loss on sale of assets for the year ended December 31, 2011 was $3.6 million and related to the sale of 18 company-operated retail convenience stores by the retail segment.

Interest expense was $45.7 million in the year ended December 31, 2012, compared to $51.2 million for the comparable period of 2011, a decrease of $5.5 million, or 10.7%. The decrease was primarily attributable to decreases in our unrealized mark-to-market expenses related to our interest rate swaps, along with decreases in our interest costs on our debt resulting from changes in debt utilization and interest rates under our various credit facilities.

During the year ended December 31, 2011, in connection with the acquisition of a controlling interest in Lion Oil, we recognized a gain of $12.9 million as a result of remeasuring our prior cost basis interest in Lion Oil at its fair value as of the date of the Lion Acquisition.

Income tax expense was $151.6 million and $84.7 million during the years ended December 31, 2012 and 2011, respectively, an increase of $66.9 million. Our effective tax rate was 35.5% for the year ended December 31, 2012, compared to 34.2% for 2011. The increase in our effective tax rate for the year ended December 31, 2012 was primarily due to higher state taxes in 2012 and the gain on our investment in Lion Oil in the year ended December 31, 2011, which was not recognized for tax purposes.

***Consolidated Results of Operations - Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010***

We generated net sales of $7,198.2 million and $3,755.6 million during the years ended December 31, 2011 and 2010, respectively, an increase of $3,442.6 million, or 91.7%. The increase in net sales was primarily due to the acquisition of the El Dorado refinery in April 2011 and increases in fuel sales prices across all of our segments, as well as increased sales volumes at the Tyler refinery and the logistics segment.

Cost of goods sold was $6,429.9 million for the year ended December 31, 2011, compared to $3,412.9 million for the comparable period of 2010, an increase of $3,017.0 million, or 88.4%. The increase in cost of goods sold was primarily the result of the acquisition of the El Dorado refinery in April 2011, increased crude costs at the refining segment and increased fuel costs at the retail and logistics segments. Sales volumes also increased at both the Tyler refinery and the logistics segment.

Operating expenses were $320.9 million for the year ended December 31, 2011 compared to $229.5 million for the prior year period, an increase of $91.4 million, or 39.8%. The acquisition of the El Dorado refinery added $69.2 million in operating expenses during the year ended December 31, 2011. The remainder of the increase in operating expenses can be attributed to increases in environmental, contractor, maintenance, inspection and utilities expenses, due primarily to increased throughputs at the Tyler refinery and maintenance and chemical expenses in the logistics segment. These increases were partially offset by the decrease in the number of stores operated by the retail segment during 2011 as compared to 2010.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million was included as business interruption proceeds and $4.2 million was included as property damage proceeds. We incurred $0.2 million of property damage expenses, resulting in a net gain of $4.0 million related to property damage proceeds. We settled all outstanding property damage and business interruption insurance claims relating to the November 2008 explosion and fire in the second quarter 2010.

Goodwill impairment was $2.2 million in 2011 and related to the write-off of goodwill associated with our purchase of stores from Fast Stores. The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

General and administrative expenses were $81.4 million for the year ended December 31, 2011 compared to $59.0 million in 2010, an increase of $22.4 million, or 38.0%. The overall increase was primarily due to transaction costs associated with the acquisition of a controlling interest in Lion Oil, which was completed in April 2011, as well as increases due to the management and operation of the El Dorado refinery subsequent to its acquisition.

Depreciation and amortization was $74.1 million and $61.1 million for years ended December 31, 2011 and 2010, respectively, an increase of $13.0 million, or 21.3%. This increase was primarily due to the additional depreciation associated with the assets of Lion Oil acquired in April 2011.

Loss on sale of assets for the year ended December 31, 2011 was $3.6 million, which was primarily related to the sale of 18 company-operated retail convenience stores by the retail segment. Loss on sale of assets for the year ended December 31, 2010 was $0.7 million and related to the sale of 12 company-operated retail convenience stores and one dealer location by the retail segment.

Interest expense was $51.2 million in the year ended December 31, 2011, compared to $34.1 million for the comparable period of 2010, an increase of $17.1 million, or 50.1%. The increase was attributable to several factors, including $4.2 million of mark-to-market expense related to interest rate swaps and general increases due to the financings associated with the acquisition of Lion Oil.

During the year ended December 31, 2011, in connection with the acquisition of a controlling interest in Lion Oil, we recognized a gain of $12.9 million as a result of remeasuring our prior cost basis interest in Lion Oil at its fair value as of the date of the Lion Acquisition. In the fourth quarter of 2010, we performed an evaluation of the fair value of our minority investment in Lion Oil, which resulted in the need to recognize a $60.0 million impairment of our minority investment.

Income tax expense (benefit) was $84.7 million and $(5.0) million during the years ended December 31, 2011 and 2010, respectively, an increase of $89.7 million. Our effective tax rate was 34.2% for the year ended December 31, 2011, compared to 5.9% for 2010. The increase in our effective tax rate in year ended December 31, 2011 was due to a valuation allowance related to the impairment of our minority investment in Lion Oil in 2010 and adjustments to our 2009 provision based on the 2009 tax return performed in 2010, which resulted in a significant reduction in our 2010 effective tax rate. This was partially offset by the gain in our investment in Lion Oil in the year ended December 31, 2011, which is not recognized for tax purposes.

***Operating Segments***

We review operating results in three reportable segments: refining, logistics and retail. In conjunction with the DKL Offering, we have reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics. The results of the operation of these assets are now reported in our logistics segment. Further, certain operations previously included as part of our marketing segment were retained by Holdings and are now reported as part of our refining segment. The historical results of the operation of these assets have been reclassified to conform to the current presentation.

*Refining Segment*

The table below sets forth certain information concerning our refining segment operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Tyler Refinery** | | | |
| Days operated in period | 366 | 365 | 365 |
| Total sales volume (average barrels per day)[1] | 61,412 | 60,395 | 53,360 |
| Products manufactured (average barrels per day): | | | |
| Gasoline | 33,045 | 32,407 | 30,019 |
| Diesel/Jet | 21,883 | 22,521 | 19,669 |
| Petrochemicals, LPG, NGLs | 2,268 | 2,205 | 1,623 |
| Other | 1,989 | 2,564 | 2,012 |
| Total production | 59,185 | 59,697 | 53,323 |
| Throughput (average barrels per day): | | | |
| Crude oil | 56,426 | 56,028 | 50,000 |
| Other feedstocks | 3,450 | 4,492 | 4,286 |
| Total throughput | 59,876 | 60,520 | 54,286 |
| Per barrel of sales[2]: | | | |
| Tyler refinery operating margin[3] | $ 20.39 | $ 18.02 | $ 7.07 |
| Direct operating expenses[4] | $ 5.02 | $ 4.82 | $ 4.73 |
| **El Dorado Refinery** | | | |
| Days operated in period | 366 | 247 | |
| Total sales volume (average bpd)[1][5] | 73,709 | 76,153 | |
| Products manufactured (average bpd)[5]: | | | |
| Gasoline | 33,411 | 33,231 | |
| Diesel | 27,163 | 26,726 | |
| Petrochemicals, LPG, NGLs | 1,318 | 1,399 | |
| Asphalt | 6,897 | 14,820 | |
| Other | 2,583 | 3,267 | |
| Total production | 71,372 | 79,443 | |
| Throughput (average bpd)[5]: | | | |
| Crude oil | 65,375 | 73,796 | |
| Other feedstocks | 7,797 | 6,258 | |
| Total throughput | 73,172 | 80,054 | |
| Per barrel of sales[2]: | | | |
| El Dorado refinery operating margin[3] | $ 12.56 | $ 8.38 | |
| Direct operating expenses[4] | $ 3.73 | $ 3.68 | |
| Pricing statistics (average for the period presented): | | | |
| WTI — Cushing crude oil (per barrel) | $ 94.19 | $ 95.07 | $ 79.50 |
| US Gulf Coast crack spread (per barrel) | $ 26.50 | $ 22.98 | $ 7.93 |
| US Gulf Coast Unleaded Gasoline (per gallon) | $ 2.80 | $ 2.74 | $ 2.07 |
| Ultra low sulfur diesel (per gallon) | $ 3.05 | $ 2.97 | $ 2.16 |
| Natural gas (per MMBTU) | $ 2.75 | $ 4.00 | $ 4.34 |

(1) Sales volume includes 3,732, 2,529 and 473 bpd sold to the logistics and retail segments during the year ended December 31, 2012, 2011 and 2010, respectively. Sales volume also includes sales of 2,920, 1,340 and 406 bpd of intermediate products.

(2) "Per barrel of sales" information is calculated by dividing the applicable income statement line item (operating margin or operating expenses) by the total barrels sold during the period.

(3) "Operating margin" is defined as refining segment net sales less cost of goods sold.

(4) "Direct operating expenses" are defined as operating expenses attributed to the refining segment.

(5) The information included in the year ended December 31, 2011 represents the average for the period April 29, 2011 through December 31, 2011.

***Refining Segment Operational Comparison of the Year Ended December 31, 2012 versus the Year Ended December 31, 2011***

Net sales for the refining segment were $6,240.9 million and $4,715.9 million during the years ended December 31, 2012 and 2011, respectively, an increase of $1,525.0 million, or 32.3%. The increase was primarily due to the acquisition of the El Dorado refinery in April 2011, which contributed $1,529.5 million of incremental net sales to the refining segment. A 1.0% decrease in average daily sales volume related to decreased throughput and production was entirely offset by sales of purchased finished product during the second half of 2012. During the years ended December 31, 2012 and 2011, respectively, the refining segment sold $170.1 million and $83.4 million, including 3,732 and 2,529 bpd of finished product to the retail and logistics segments. These sales are eliminated in consolidation.

Cost of goods sold for the year ended 2012 was $5,441.1 million compared to $4,160.9 million for the year ended December 31, 2011, an increase of $1,280.2 million, or 30.8%. This increase is primarily due to the acquisition of the El Dorado refinery in April 2011, which contributed $1,225.3 million of incremental cost of goods sold, which was partially offset by a 1.0% decrease in average daily sales volume. In addition, a decline in the average cost of crude during 2012 was offset by the purchase of finished product.

Our refining segment has multiple service agreements with our logistics segment which, among other things, requires the refining segment to pay terminalling and storage fees based on the throughput volume of crude and finished product in the logistics segment pipelines and the volume of crude and finished product stored in the logistics segment storage tanks. These fees were $42.6 million and $22.3 million during the years ended December 31, 2012 and 2011, respectively. We eliminate these intercompany fees in consolidation.

Operating expenses were $213.7 million for the year ended December 31, 2012, compared to $175.4 million in 2011, an increase of $38.3 million, or 21.8%. This increase in operating expense was primarily due to the acquisition of the El Dorado refinery, which contributed $31.5 million in incremental operating expenses during the year ended December 31, 2012. The remainder of the increase was due to higher costs at the Tyler refinery, associated with increased repairs and maintenance on refinery assets, partially offset by lower utilities expense as a result of reduced volume and rates.

Contribution margin for the refining segment in the years ended December 31, 2012 and 2011, respectively, was $586.1 million and $379.6 million, or 88.9% and 85.3% of our consolidated contribution margin.

***Refining Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010***

Net sales for the refining segment were $4,715.9 million and $1,693.8 million during the years ended December 31, 2011 and 2010, respectively, an increase of $3,022.1 million, or 178.4%. The increase was primarily due to the acquisition of the El Dorado refinery in April 2011, which contributed $2,157.9 million in incremental net sales to the refining segment during the year ended December 31, 2011, a 13.2% increase in sales volume related to increased throughput and production, and increases in the sales prices of refined products during 2011. During the years ended December 31, 2011 and 2010, respectively, the refining segment sold $83.4 million and $15.6 million, or 2,529 and 473 bpd, of finished product to the retail and logistics segments. These sales are eliminated in consolidation.

Cost of goods sold for the year ended December 31, 2011 was $4,160.9 million compared to $1,556.2 million for the year ended December 31, 2010, an increase of $2,604.7 million, or 167.4%. This increase was a result of the inclusion of the El Dorado refinery subsequent to the acquisition of Lion Oil, which contributed $1,967.0 million to cost of goods sold for the refining segment during the year ended December 31, 2011, as well as an increase in sales volume as compared to the year ended 2010. Cost of goods sold includes (loss) gains on derivative contracts of $(11.3) million and $3.2 million during the years ended December 31, 2011 and 2010, respectively.

Our refining segment has multiple service agreements with our logistics segment which, among other things, requires the refining segment to pay terminalling fees based on the throughput volume of crude and finished product in the logistics segment pipelines. These fees were $22.3 million and $20.1 million during the years ended December 31, 2011 and 2010, respectively. We eliminate these intercompany fees in consolidation.

During the year ended December 31, 2010, we recognized income from insurance proceeds of $17.0 million, of which $12.8 million was included as business interruption proceeds and $4.2 million was included as property damage proceeds. We incurred $0.2 million of property damage expenses, resulting in a net gain of $4.0 million related to property damage proceeds. We settled all outstanding property damage and business interruption insurance claims relating to the November 2008 explosion and fire in the second quarter 2010.

Operating expenses were $175.4 million for the year ended December 31, 2011, compared to $92.0 million in 2010, an increase of $83.4 million, or 90.7%. This increase in operating expense was primarily due to the acquisition of the El Dorado refinery, which incurred $69.3 million in operating expenses during the year ended December 31, 2011. The remainder of the increase was due to increases in environmental, chemical and utilities expenses during the year ended 2011. The higher utilities expense was primarily attributable to a decrease in the Tyler refinery's natural gas production, which we use in the operation of the Tyler refinery, thereby requiring us to purchase additional natural gas from third-parties in 2011. The increase in chemical expenses is due to new rare earth mineral surcharges that began in 2011.

Contribution margin for the refining segment in the years ended December 31, 2011 and 2010, respectively, was $379.6 million and $62.4 million, or 85.3% and 48.0% of our consolidated contribution margin.

### *Logistics Segment*

The table below sets forth certain information concerning our logistics segment operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Operating Information:** | | | |
| East Texas - Tyler Refinery sales volumes (average bpd) [1] | 57,574 | 57,047 | 50,173 |
| West Texas wholesale marketing throughputs (average bpd) [2] | 16,523 | 15,493 | 14,353 |
| West Texas wholesale marketing margin per barrel | $ 2.56 | $ 1.50 | $ 1.46 |
| Terminalling throughputs (average bpd) [3] [4] | 15,420 | 17,907 | — |
| **Throughputs (average bpd)** | | | |
| Lion Pipeline System [4]: | | | |
| Crude pipelines (non-gathered) | 46,027 | 57,442 | — |
| Refined products pipelines to Enterprise Systems | 45,220 | 45,337 | — |
| SALA Gathering System [4] | 20,747 | 17,676 | — |
| East Texas Crude Logistics System | 55,068 | 55,341 | 49,388 |

(1) Excludes jet fuel and petroleum coke

(2) Excludes bulk ethanol and biodiesel

(3) Consists of terminalling throughputs at our Memphis and Nashville, Tennessee terminals.

(4) Throughputs for the year ended December 31, 2011 are for the 247 days Delek operated the El Dorado Refinery in 2011.

### *Logistics Segment Operational Comparison of the Year Ended December 31, 2012 versus the Year Ended December 31, 2011*

The logistics segment generated net sales of $818.5 million and $738.1 million during the years ended December 31, 2012 and 2011, respectively, an increase of $80.4 million, or 10.9%. This increase was due to an average sales price per gallon of diesel increase $0.12 per gallon in the year ended December 31, 2012 to $3.18 per gallon from $3.06 in the comparable period of 2011, an increase in the barrels per day sold in our West Texas wholesale marketing business and the acquisitions of the Lion Pipeline System and SALA Gathering System in April 2011.

Cost of goods sold was $757.9 million for the year ended December 31, 2012, compared to $694.8 million for the comparable period of 2011, an increase of $63.1 million, or 9.1%. The increase in cost of goods sold was primarily attributable to increases in sales volumes in the west Texas wholesale marketing operations.

Operating expenses were $23.4 million for the year ended December 31, 2012 compared to $12.9 million for the prior year period, an increase of $10.5 million, or 81.4%. The increase in operating expenses was primarily due to the acquisitions of the Lion Pipeline System and SALA Gathering System in April 2011 and Paline Pipeline System in December 2011. Further contributing to the increase were the acquisitions of the Nettleton Pipeline and Big Sandy Pipeline in the first quarter of 2012.

Contribution margin for the logistics segment in the years ended December 31, 2012 and 2011, respectively, was $37.2 million and $30.4 million, or 5.6% and 6.8% of our consolidated segment contribution margin.

***Logistics Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010***

Net sales for the logistics segment were $738.1 million for the year ended December 31, 2011, compared to $504.4 million for the year ended December 31, 2010, an increase of $233.7 million or 46.3%. This increase was due to an increase in our west Texas wholesale marketing volumes, an increase in the average sales price per gallon of gasoline of $0.70 per gallon in the year ended December 31, 2011, to $2.85 per gallon from $2.15 in the comparable period of 2010, an increase in the average price of diesel to $3.06 per gallon in the year ended December 31, 2011, compared to $2.25 per gallon in the comparable period of 2010 and the acquisitions of the Lion Pipeline System and SALA Gathering System in April 2011.

Cost of goods sold was $694.8 million in the year ended December 31, 2011, compared to $476.7 million for the year ended December 31, 2010, an increase of $218.1 million or 45.8%. This increase was due an increase in the cost of product in our west Texas wholesale marketing business for gasoline and diesel of $121.76 per gallon and $0.81 per gallon, respectively.

Operating expenses in the logistics segment were approximately $12.9 million and $2.9 million, for the years ended December 31, 2011 and 2010, respectively, an increase of $10.0 million or 344.8%. The increase was primarily driven by the additional costs of operating the assets we acquired during 2011.

Contribution margin for the logistics segment in the years ended December 31, 2011 and 2010, respectively, was $30.4 million and $24.8 million, or 6.8% and 19.1% of our consolidated segment contribution margin.

***Retail Segment***

The table below sets forth certain information concerning our retail segment continuing operations:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Number of stores (end of period) | 373 | 377 | 412 |
| Average number of stores | 374 | 394 | 428 |
| Retail fuel sales (thousands of gallons) | 404,558 | 409,446 | 423,509 |
| Average retail gallons per store (based on average number of stores) (thousands of gallons) | 1,082 | 1,039 | 990 |
| Retail fuel margin ($ per gallon) | $ 0.146 | $ 0.162 | $ 0.161 |
| Merchandise sales (in millions) | 378.2 | 374.6 | 384.1 |
| Merchandise sales per average number of stores (in thousands) | $ 1,011 | $ 951 | $ 897 |
| Merchandise margin % | 29.3% | 29.8% | 30.5% |
| Credit expense (% of gross margin) | 11.9% | 11.6% | 9.6% |
| Merchandise and cash over/short (% of net sales) | 0.2% | 0.2% | 0.2% |
| Operating expense/merchandise sales plus total gallons | 15.7% | 16.3% | 16.1% |

***Retail Segment Operational Comparison of the Year Ended December 31, 2012 versus the Year Ended December 31, 2011***

Net sales for our retail segment for the year ended December 31, 2012 increased 1.0% to $1,877.8 million from $1,859.4 million for the year ended December 31, 2011. This increase was primarily due to an increase in the retail fuel price per gallon of 1.5% to an average price of $3.45 per gallon for the year ended December 31, 2012 from an average price of $3.40 per gallon for the year ended December 31, 2011.

Retail fuel sales were 404.6 million gallons for the year ended December 31, 2012, compared to 409.4 million gallons for the year ended December 31, 2011. This decrease was primarily due to the closure of under-performing stores. Same store retail fuel gallons increased 0.4% in 2012, as compared to 2011. Total fuel sales, including wholesale dollars, increased 1.0% to $1,499.6 million in the year ended December 31, 2012. The increase was primarily due to the increase in the average price per gallon sold noted above, partially offset by the decrease in total gallons sold, also noted above.

Merchandise sales increased 1.0% to $378.2 million in the year ended December 31, 2012, compared to the year ended December 31, 2011. The increase in merchandise sales was primarily in the dairy, snacks and food service categories. Same store merchandise sales increased 3.4% for the year ended December 31, 2012, as compared to 2011. This increase was primarily in the soft drink, dairy, snacks, cigarette and food service categories.

Cost of goods sold for our retail segment increased 1.5% to $1,704.6 million in the year ended December 31, 2012. This increase was primarily due to the increase in the average cost per gallon of 1.9%, or an average cost of $3.30 per gallon in the year ended December 31, 2012 when compared to an average cost of $3.24 in the year ended December 31, 2011.

Operating expenses decreased 3.5% to $128.0 million in the year ended December 31, 2012, compared to $132.6 million in 2011. Operating expenses decreased due to the decrease in the number of stores operated during year ended December 31, 2012. On a same store basis, operating expenses decreased 0.3% in 2012, as compared to 2011.

Our annual goodwill impairment testing performed in the fourth quarter of 2012 did not result in goodwill impairment. Goodwill impairment was $2.2 million in 2011 and related to the write-off of goodwill associated with our purchase of stores the Fast Stores. The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter.

Contribution margin for the retail segment in the years ended December 31, 2012 and 2011, respectively, was $45.2 million and $45.2 million, or 6.9% and 10.2% of our consolidated contribution margin.

***Retail Segment Operational Comparison of the Year Ended December 31, 2011 versus the Year Ended December 31, 2010***

Net sales for our retail segment for the year ended December 31, 2011 increased 16.8% to $1,859.4 million from $1,592.3 million for the year ended December 31, 2010. This increase was primarily due to an increase in the retail fuel price per gallon of 26.9% to an average price of $3.40 per gallon for the year ended December 31, 2011 from an average price of $2.68 per gallon for the year ended December 31, 2010.

Retail fuel sales were 409.4 million gallons for the year ended December 31, 2011, compared to 423.5 million gallons for the year ended December 31, 2010. This decrease was primarily due to the sale and closure of underperforming stores during the second half of 2010 and full year 2011. Same store retail fuel gallons increased 1.1% in 2011, as compared to 2010. Total fuel sales, including wholesale dollars, increased 22.9% to $1,484.8 million in the year ended December 31, 2011. The increase was primarily due to the increase in the average price per gallon sold noted above, partially offset by the decrease in total gallons sold, also noted above.

Merchandise sales decreased 2.5% to $374.6 million in the year ended December 31, 2011, compared to the year ended December 31, 2010. The decrease in merchandise sales was due to the decrease in the number of stores operated during the year ended December 31, 2011 as compared to the same period in 2010. Same store merchandise sales increased 2.3% for the year ended December 31, 2011, as compared to 2010. This increase was primarily in the soft drink, dairy, snacks, cigarette and food service categories.

Cost of goods sold for our retail segment increased 19.5% to $1,679.4 million in the year ended December 31, 2011. This increase was primarily due to the increase in the average cost per gallon of 28.6%, or an average cost of $3.24 per gallon in the year ended December 31, 2011 when compared to an average cost of $2.52 in the year ended December 31, 2010.

Operating expenses decreased 1.6% to $132.6 million in the year ended December 31, 2011, compared to $134.7 million in 2010. Operating expenses decreased due to the decrease in the number of stores operated during year ended December 31, 2011. On a same store basis, operating expenses increased 4.2% in 2011, as compared to 2010, primarily due to an increase in credit card expenses.

Goodwill impairment was $2.2 million in 2011 and related to the write-off of goodwill associated with our purchase of the Fast Stores. The impairment taken in 2011 was based on our annual impairment testing performed in the fourth quarter. Our annual impairment testing performed in the fourth quarter of 2010 did not result in goodwill impairment.

Contribution margin for the retail segment in the years ended December 31, 2011 and 2010, respectively, was $45.2 million and $52.4 million, or 10.2% and 40.3% of our consolidated contribution margin.

## Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facilities. We believe that our cash flows from operations and borrowings under or refinancing of our current credit facilities will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next 12 months.

During the fourth quarter of 2012 we completed the DKL Offering. At the closing of the DKL Offering, Delek Logistics distributed total proceeds to us of approximately $231.3 million, which includes $141.3 million from the offering and $90.0 million from the DKL Revolver, in consideration of assets contributed and to reimburse us for certain capital expenditures incurred with respect to these assets.

During the second quarter 2011, we finalized the acquisition of a majority interest in Lion Oil, representing a significant expansion of our refining segment. In consummating this transaction, additional borrowings were necessary. Certain existing creditors amended and increased borrowing facilities and new lenders provided additional financing, in each case primarily through collateralization of the assets of Lion Oil. Additionally, our Supply and Offtake Agreement with J. Aron substantially reduced our need to issue letters of credit to support El Dorado refinery crude oil purchases. See Note 11 to the consolidated financial statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for additional discussion of the Supply and Offtake Agreement. Finally, a subsidiary of our parent company extended a new long-term note to us.

These various financing arrangements were negotiated at market rates and we believe that the cash flows from the expanded operations will be sufficient to satisfy cash requirements related to our various financing arrangements for at least the next 12 months.

### *Cash Flows*

The following table sets forth a summary of our consolidated cash flows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| **Cash Flow Data:** | | | |
| Cash flows provided by operating activities | $ 462.9 | $ 130.1 | $ 71.0 |
| Cash flows used in investing activities | (159.2) | (195.7) | (44.5) |
| Cash flows provided by (used in) financing activities | 72.1 | 242.4 | (45.8) |
| Net increase (decrease) in cash and cash equivalents | $ 375.8 | $ 176.8 | $ (19.3) |

*Cash Flows from Operating Activities*

Net cash provided by operating activities was $462.9 million for the year ended December 31, 2012, compared to $130.1 million for the comparable period of 2011. The increase in cash flows from operations in the year ended December 31, 2012 from the same period in 2011 was primarily due to the increase in net income attributable to Holdings for the year ended December 31, 2012, which was $272.8 million, compared to $158.3 million in the same period of 2011 and decreases in accounts receivable, inventory and other current assets, partially offset by a decrease in our obligation under our Supply and Offtake agreement, which allows for the purchase of crude and refined products at the El Dorado refinery.

Net cash provided by operating activities was $130.1 million for the year ended December 31, 2011, compared to $71.0 million for the comparable period of 2010. The increase in cash flows from operations in the year ended December 31, 2011 from the same period in 2010 was primarily due to the increase in net income attributable to Delek for the year ended December 31, 2011, which was $158.3 million, compared to a net loss of $79.9 million in the same period of 2010, activity related to obligations after the initial date of our Supply and Offtake Agreement with J. Aron and an increase in deferred taxes and accounts payable, primarily resulting from the Lion Acquisition in April 2011. These increases were partially offset by increases in accounts receivable and inventory as a result of the Lion Acquisition.

*Cash Flows from Investing Activities*

Net cash used in investing activities was $159.2 million for the year ended December 31, 2012, compared to $195.7 million in 2011. This decrease was primarily due to a decrease cash paid for business combinations, which included cash paid of $11.0 million and $12.3 million, respectively for the Big Sandy Acquisition and the Nettleton Pipeline Acquisition in 2012 and $80.2 million and $25.0 million for the Lion Oil Acquisition and Paline Acquisition in 2011. Increases in our capital expenditures for the year ended December 31, 2012, as compared to 2011 partially offset this decrease.

Cash used in investing activities for the year ended December 31, 2012, included our capital expenditures of approximately $132.0 million, of which $65.9 million was spent on projects in the refining segment, $29.1 million was spent in the retail segment, $10.5 million was spent at our logistics segment and $26.5 million was spent at the holding company level.

Net cash used in investing activities was $195.7 million for the year ended December 31, 2011, compared to $44.5 million in the comparable period of 2010. This increase was primarily due to the cash paid of $105.2 million in connection with the Lion Acquisition in April 2011 and the Paline Acquisition in December 2011.

Cash used in investing activities for the year ended December 31, 2011 included capital expenditures of approximately $81.0 million, of which $36.0 million was spent on projects in the refining segment, $36.5 million was spent in the retail segment, $0.9 million was spent at our logistics segment and $7.6 million was spent at the holding company level.

*Cash Flows from Financing Activities*

Net cash provided by financing activities was $72.1 million for the year ended December 31, 2012, compared to $242.4 million for the year ended December 31, 2011. The decrease in net cash from financing activities for the year ended December 31, 2012 primarily consisted of borrowings and financing arrangements related to the Lion Acquisition, which were unique to the year ended December 31, 2011, higher payments on term debt, the repayment of the notes payable to a related party and an increase in our dividends paid to common stockholders. These decreases were partially offset by proceeds from the DKL Offering of $175.5 million and net proceeds on our revolving credit facilities of $63.3 million in 2012, compared to net repayments of $43.2 million in 2011.

Net cash provided by financing activities was $242.4 million in the year ended December 31, 2011, compared to cash used of $45.8 million in the comparable period of 2010. The increase in net cash from financing activities in the year ended December 31, 2011 primarily consisted of new borrowings of $140.0 million associated with the Lion Acquisition in April 2011 and the initial proceeds of $201.7 million from the inventory financing arrangement under our Supply and Offtake Agreement. These increases were partially offset by a net repayment on our revolving credit facilities of $43.2 million in 2011, compared to net proceeds of $76.1 million in 2010.

***Cash Position and Indebtedness***

As of December 31, 2012, our total cash and cash equivalents were $601.7 million and we had total indebtedness of approximately $362.2 million. Borrowing availability under our four separate revolving credit facilities was approximately $373.7 million and we had letters of credit issued of $181.9 million. We believe we were in compliance with our covenants in all debt facilities as of December 31, 2012.

A summary of our total third party indebtedness is shown below (in millions):

| | December 31, 2012 |
|---|---|
| MAPCO Revolver | $ 77.0 |
| DKL Revolver | 90.0 |
| Reliant Bank Revolver | 4.0 |
| Promissory notes | 123.6 |
| Term Loan Facility | 67.0 |
| Capital lease obligations | 0.6 |
| | 362.2 |
| Less: Current portion of long-term debt, notes payable and capital lease obligations | 52.2 |
| | $ 310.0 |

*MAPCO Revolver*

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sub-limit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MAPCO, Fifth Third Bank as Administrative Agent and the lenders party thereto, as amended ("Senior Secured Credit Facility"). As of December 31, 2012, we had $77.0 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $8.5 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2012, the weighted average borrowing rate was approximately 4.2%. Additionally, the MAPCO Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2012 were approximately $114.5 million.

*Wells ABL*

We have an asset-based loan ("ABL") revolving credit facility ("Wells ABL") that includes an accordion feature which permits an increase in facility size of up to $600.0 million subject to additional lender commitments. In connection with the closing of the Lion Acquisition, Delek executed an amendment to the Wells ABL (the "Wells ABL Amendment") on April 29, 2011. Under the terms of the Wells ABL Amendment, among other things, (i) the size of the Wells ABL was increased from $300.0 million to $400.0 million, (ii) the swing line loan sub-limit was increased from $30.0 million to $40.0 million, (iii) the letter of credit sub-limit was increased from $300.0 million to $375.0 million, (iv) the maturity date of the facility was extended from February 23, 2014 to April 29, 2015, and (v) the Wells ABL Amendment permits the issuance of letters of credit under the Wells ABL to secure obligations of Lion Oil and authorizes a factoring agreement between Refining and Lion Oil. As of December 31, 2012, we had letters of credit issued under the facility totaling approximately $161.5 million and a nominal amount in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the credit agreement. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. As of December 31, 2012, the weighted average borrowing rate was approximately 4.8%. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.75% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $20.0 million availability reserve requirement, as of December 31, 2012 was $178.2 million.

*Fifth Third Revolver*

We had a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carried a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. Borrowings under the Fifth Third Revolver were secured by substantially all of the assets of Marketing. We amended the Fifth Third Revolver on August 23, 2012 to extend the maturity date by one year, to December 19, 2013. The Fifth Third Revolver bore interest based on predetermined pricing grids that allowed us to choose between Base Rate Loans or LIBOR Rate Loans. The Fifth Third Revolver was repaid in conjunction with the DKL Offering. As of December 31, 2012, we had no outstanding borrowings or letters of credit issued under the facility.

*DKL Revolver*

On November 7, 2012, Delek Logistics entered into a $175.0 million senior secured revolving credit agreement with Fifth Third Bank, as administrative agent, and a syndicate of lenders. Delek Logistics and each of its existing subsidiaries are borrowers under the DKL Revolver. The DKL Revolver includes a $50.0 million sublimit for letters of credit and a $7.0 million sublimit for swing line loans. The credit agreement also contains an accordion feature whereby Delek Logistics can increase the size of the credit facility to an aggregate of $225.0 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent.

The obligations under the DKL Revolver are secured by a first priority lien on substantially all of Delek Logistics' tangible and intangible assets. A subsidiary of Delek provides a limited guaranty of $102.0 million of Delek Logistics' obligations under the DKL Revolver. The DKL Revolver will mature on November 7, 2017. Borrowings under the credit facility bear interest at either a base rate, plus an applicable margin, or a LIBOR rate, plus an applicable margin, at the election of the borrowers. The applicable margin varies based upon Delek Logistics' Leverage Ratio, which is defined as the ratio of total funded debt to EBITDA for the most recently ended four fiscal quarters. At December 31, 2012 the weighted average borrowing rate was approximately 2.3%. Additionally, the DKL Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.3% per year. As of December 31, 2012, Delek Logistics had $90.0 million outstanding borrowings under the credit facility, as well as letters of credit issued of $10.0 million. Amounts available under the DKL Revolver as of December 31, 2012 were approximately $75.0 million.

*Reliant Bank Revolver*

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $10.0 million. As of December 31, 2012, we had $4.0 million outstanding under this facility. The Reliant Bank Revolver was amended on June 28, 2012 to (i) extend the maturity date by two years, to June 28, 2014 and (ii) decrease the interest rate for borrowings under the facility to a fixed rate of 5.25%. The Reliant Bank Revolver was further amended on December 12, 2012 to (i) increase the facility size to $10.0 million from $7.5 million and (ii) conform certain changes in the financial covenants to be consistent with the financial covenants amendments made to the Leumi and IDB Notes (as defined below) and Term Loan Facility (as defined below) in connection with the DKL Offering. The Reliant Bank Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. As of December 31, 2012, we had $6.0 million available under the Reliant Bank Revolver.

*Promissory Notes*

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). In connection with the closing of the Lion Acquisition, the Leumi Note was amended April 29, 2011 to address the effect of the purchase on the security and financial covenants under the Leumi Note. On November 7, 2012, in connection with the DKL Offering, the Leumi Note was further amended to address the effect of the DKL Offering on the security and covenants under the Leumi Note. Among other things, the amendment also extended the maturity date by two years to October 1, 2015, increased the quarterly principal amortization payments from $2.0 million to $2.2 million and required a principal prepayment of $10.0 million made on the amendment effective date. As of December 31, 2012, we had $20.7 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30.0 million and $20.0 million and is secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, (iii) a second priority lien on all assets of Lion Oil that secure the Term Loan Facility discussed below and (iv) a second lien in the subordinated and common units of Delek Logistics held by Lion Oil. The Leumi

Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.50%. As of December 31, 2012, the weighted average borrowing rate was 5.50%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30.0 million and $20.0 million (collectively the "IDB Notes"). In connection with the closing of the Lion Acquisition, the IDB Notes were amended and restated on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the notes. On November 7, 2012, in connection with the DKL Offering, the IDB Notes were further amended to address the effect of the DKL Offering on the security and covenants under the IDB Notes. Among other things, the amendments also extended the maturity dates under both notes from December 31, 2013 to October 1, 2015, increased the aggregate quarterly principal amortization payments from $2.0 million to $2.2 million and required an aggregate principal prepayment of $10.0 million made on the amendment effective date. As of December 31, 2012, we had $24.5 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30.0 million and $15.0 million and are secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below and (iv) a second lien in the subordinated and common units of Delek Logistics held by Lion Oil. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.50%. As of December 31, 2012, the weighted average borrowing rate was approximately 5.50% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note ("Petroleum Note") in favor of Delek Petroleum Ltd, an Israeli corporation and an affiliate of the company ("Delek Petroleum") in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. The Petroleum Note was amended on April 28, 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. On September 25, 2012, the remaining principal outstanding under the Petroleum Note was paid in full. As of December 31, 2012, no obligations remain outstanding under the Petroleum Note.

In 2011, Delek began construction of new MAPCO Mart convenience stores (each a "Build-to-Suit Development" or "BTS"). In order to fund these construction projects, we entered into separate notes for each BTS project with Standard Insurance Company (collectively, the "MAPCO Notes") varying in size from $0.1 million to $1.9 million. The MAPCO Notes bear interest at fixed rates, ranging from 5.0% to 6.4%. Each of the MAPCO Notes is secured by the land, building and equipment of its respective completed MAPCO Mart. Under the terms of each MAPCO Note, beginning on the first day of the eleventh month following the initial fund advancement, we are required to make payments of principal on each respective MAPCO Note over a ten year term calculated using a 25 year amortization schedule. If any MAPCO Note is not paid in full after the initial ten year period, we may continue to make monthly payments under that MAPCO Note, however the interest rate will reset pursuant to the terms of that MAPCO Note. There is also an additional interest rate reset after the first twenty year period. The final maturity dates of the MAPCO Notes range from June 1, 2036 to October 1, 2038. As of December 31, 2012, we have entered into 13 MAPCO Notes related to these BTS projects and we have drawn approximately $11.7 million in total under the MAPCO Notes.

On April 28, 2011, Delek executed a subordinated note with Delek Petroleum in the principal amount of $40.0 million ("Subordinated Note"). The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility discussed below. On September 25, 2012, the remaining principal outstanding under the Subordinated note was prepaid in full. As of December 31, 2012, no obligations remain outstanding under the Subordinated Note.

On April 29, 2011, Delek entered into a $50.0 million promissory note with Ergon ("Ergon Note") in connection with the closing of the Lion Acquisition. As of December 31, 2012, $50.0 million was outstanding under the Ergon Note. The Ergon Note requires Delek to make annual amortization payments of $10.0 million each commencing April 29, 2013. The Ergon Note matures on April 29, 2017. Interest under the Ergon Note is computed at a fixed rate equal to 4.0% per annum.

On December 19, 2011, Delek entered into a $25.0 million promissory note with Ergon Terminaling ("Ergon Paline Note") in connection with the closing of the acquisition of all of the membership interests of Paline from Ergon Terminaling. The Ergon Paline Note was subsequently assigned by Ergon Terminaling to Ergon. As of December 31, 2012, $16.7 million was outstanding under the Ergon Paline Note. The Ergon Paline Note requires Delek to make quarterly amortization payments of approximately $2.1 million each commencing on March 31, 2012. The Ergon Paline Note matures on December 19, 2014. Interest under the Ergon Paline Note is computed at fixed rate equal to 6.0% per annum.

*Term Loan Facility*

On April 29, 2011, Delek entered into a $100.0 million term loan credit facility ("Term Loan Facility") with Israeli Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as the lenders. On November 7, 2012, in connection with the DKL Offering, the Term Loan Facility was amended to address the effect of the DKL Offering on the security and covenants under the Term Loan Facility. Among other things, the amendment also required a principal prepayment of $15.0 million made on the amendment effective date. As of December 31, 2012, $67.0 million was outstanding under the Term Loan Facility. The Term Loan Facility requires Delek to make four quarterly amortization payments of $1.5 million each commencing June 30, 2011, followed by sixteen quarterly principal amortization payments of $4.0 million each. The Term Loan Facility matures on April 29, 2016, and is secured by (i) all assets of Lion Oil (excluding inventory and accounts receivable), (ii) all of our shares in Lion Oil and (iii) a first priority lien on the subordinated and common units of Delek Logistics held by Lion Oil. Interest on the unpaid balance of the Term Loan Facility is computed at a rate per annum equal to the LIBOR Rate or the Reference Rate, at our election, plus the applicable margins, subject in each case to an interest rate floor of 5.5% per annum. As of December 31, 2012, the weighted average borrowing rate was approximately 5.5%.

*Restrictive Covenants*

Under the terms of our MAPCO Revolver, Wells ABL, DKL Revolver, Reliant Bank Revolver, Leumi Note, IDB Notes and Term Loan Facility we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2012, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2012.

Certain of our credit facilities contain limitations on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries. Additionally, certain of our credit facilities limit our ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

*Capital Spending*

A key component of our long-term strategy is our capital expenditure program. Our capital expenditures for the year ended December 31, 2012 were $132.0 million, of which approximately $65.9 million was spent in our refining segment, $29.1 million in our retail segment, $10.5 million in our logistics segment and $26.5 million at the holding company level. Our capital expenditure budget is approximately $158.2 million for 2013. The following table summarizes our actual and planned capital expenditures by operating segment and major category (in millions):

| | Year Ended December 31, | |
|---|---|---|
| | **2013 Forecast** | **2012 Actual** |
| **Refining:** | | |
| Sustaining maintenance, including turnaround activities | $ 50.1 | $ 20.7 |
| Regulatory | 26.2 | 6.1 |
| Discretionary projects | 17.7 | 39.1 |
| Refining segment total | 94.0 | 65.9 |
| **Logistics:** | | |
| Regulatory | 0.5 | — |
| Maintenance projects | 7.0 | 2.6 |
| Discretionary projects | 1.3 | 7.9 |
| Logistics segment total | 8.8 | 10.5 |
| **Retail:** | | |
| Sustaining maintenance | 5.7 | 7.5 |
| Growth/profit improvements | 8.7 | 1.9 |
| Retrofit/rebrand/re-image | 8.0 | 10.1 |
| Raze and rebuild/new/land[1] | 8.0 | 9.6 |
| Retail segment total | 30.4 | 29.1 |
| **Other** | | |
| Growth/profit improvements | 5.0 | 12.2 |
| New builds | 20.0 | 14.3 |
| Other total | 25.0 | 26.5 |
| Total capital spending | $ 158.2 | $ 132.0 |

(1) Excludes capital leases

For the full year 2013, we plan to spend approximately $30.4 million in the retail segment, $8.0 million of which is expected to consist of the re-imaging of 20-26 existing stores. We spent $10.1 million on these projects in the year ended December 31, 2012. In addition, we plan to spend $8.0 million on the construction of approximately 8-10 new prototype locations at new leased sites and $8.7 million on other profit and growth improvements in existing stores in 2013. We expect to spend approximately $26.2 million on regulatory projects in the refining segment in 2013. We spent $6.1 million on regulatory projects in the year ended December 31, 2012. In addition, we plan to spend approximately $50.1 million on maintenance projects and approximately $17.7 million for other discretionary projects in 2013. In 2013, we plan to spend $7.0 million on maintenance projects in the logistics segment, $1.3 million on discretionary projects and $0.5 million on regulatory projects.

The amount of our capital expenditure budget is subject to change due to unanticipated increases in the cost, scope and completion time for our capital projects. For further information, please refer to our discussion in Item 1A, Risk Factors, of this Annual Report on Form 10-K.

*Refining Segment*

Our capital spending in the refining segment is inclusive of both the Tyler and El Dorado refineries.

Tyler, Texas Refinery

The next major turnaround at the Tyler refinery is scheduled for 2014. Other major projects that remain in execution at the Tyler refinery include the following:

- *Reverse Osmosis Water Treatment System:* This project will replace an existing Demineralizing Unit with a Reverse Osmosis Unit to provide boiler feed water to the refinery boilers. This project is currently scheduled to be completed in 2015.
- *Crude Optimization Projects:*
  - *Deep Cut Project:* The modifications to the Crude and Vacuum Units were completed in 2009, but the scopes to provide a Sodium Hydrosulfide (NaSH) Unit and a second Amine Regeneration Unit have been deferred to 2016. These two units will increase the refinery's capability to handle higher sulfur crudes.
  - *FCC Reactor Revamp Project:* This project will primarily replace the FCC Reactor and Catalyst Stripper and is scheduled for completion during the 2014 turnaround. This project will incorporate state-of-the-art FCC technology to increase conversion in the unit.

El Dorado, Arkansas Refinery

The next major turnaround at the El Dorado refinery is scheduled for January 2014. Other major projects that remain in execution at the El Dorado refinery include the Ouachita River Joint Pipeline project, which was approved by the Arkansas Department of Environmental Quality, involving four operating companies that will direct wastewater to the Ouachita River. This project is scheduled for completion in 2013. The El Dorado refinery is also planning an FCC reactor revamp project. This project will primarily replace the FCC Reactor and Catalyst Stripper and is scheduled for completion during the 2014 turnaround. This project will incorporate state-of-the-art FCC technology to increase conversion in the unit.

## Contractual Obligations and Commitments

Information regarding our known contractual obligations of the types described below as of December 31, 2012, is set forth in the following table (in millions):

| | <1 Year | 1-3 Years | 3-5 Years | >5 Years | Total |
|---|---|---|---|---|---|
| Long term debt, notes payable and capital lease obligations | $ 52.2 | $ 169.5 | $ 129.8 | $ 10.7 | $ 362.2 |
| Interest[1] | 14.0 | 20.4 | 6.2 | 6.7 | 47.3 |
| Operating lease commitments[2] | 15.0 | 22.7 | 20.1 | 82.1 | 139.9 |
| Capital project commitments[3] | — | 2.2 | — | — | 2.2 |
| Total | $ 81.2 | $ 214.8 | $ 156.1 | $ 99.5 | $ 551.6 |

(1) Includes expected interest payments on debt outstanding under credit facilities in place at December 31, 2012. Floating interest rate debt is calculated using December 31, 2012 rates.

(2) Amounts reflect future estimated lease payments under operating leases having remaining non-cancelable terms in excess of one year as of December 31, 2012.

(3) Amounts constitute a minimum obligation that would be required as a penalty payment if a certain capital project is not completed. We have no expectation that this capital project will not be completed.

## Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements through the date of the filing of this Form 10-K.

## Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. We prepare our consolidated financial statements in conformity with GAAP, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader's understanding, management has identified our critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

### *LIFO Inventory*

The Tyler refinery's inventory consists of crude oil, refined petroleum products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out ("LIFO") valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated year-end inventory quantities, which could differ from actual quantities.

We believe the accounting estimate related to the establishment of anticipated year-end LIFO inventory is a critical accounting estimate because it requires management to make assumptions about future production rates in the Tyler refinery, the future buying patterns of our customers, as well as numerous other factors beyond our control including the economic viability of the general economy, weather conditions, the availability of imports, the marketing of competitive fuels and government regulation. The impact of changes in actual performance versus these estimates could be material to the inventories reported on our quarterly balance sheets and the results reported in our quarterly statements of operations could be material. In selecting assumed inventory levels, we use historical trending of production and sales, recognition of current market indicators of future pricing and value, and new regulatory requirements which might impact inventory levels. Management's assumptions require significant judgment because actual year-end inventory levels have fluctuated in the past and may continue to do so.

At each year-end, actual physical inventory levels are used to calculate both ending inventory balances and final cost of goods sold for the year.

### *Property, Plant and Equipment and Definite Life Intangibles Impairment*

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. We derive the required undiscounted cash flow estimates from our historical experience and our internal business plans. We use quoted market prices when available and our internal cash flow estimates discounted at an appropriate interest rate to determine fair value, as appropriate. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores we are closing are written down to their estimated net realizable value at the time we close such stores. Changes in market demographics, competition, economic conditions and other factors can impact the operations of certain locations. Cash flows vary from year to year, and we analyze regional market, division and store operations. As a result, we identified and recorded impairment charges of $0.9 million, $1.7 million and $1.8 million for closed stores in 2012, 2011 and 2010, respectively. Similar changes may occur in the future that will require us to record an impairment charge.

### *Goodwill and Potential Impairment*

Goodwill is reviewed at least annually for impairment or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the operating segments to the estimated fair value of the reporting unit. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions, competitive pressures on sales and margins, and other economic and industry factors beyond management's control, an impairment charge may be required. Our annual impairment assessment of goodwill resulted in $2.2 million non-cash goodwill impairment charges to our retail segment during the year ended December 31, 2011. Our annual assessment of goodwill did not result in impairment during the years ended December 31, 2012 or 2010. Details of remaining goodwill balances by segment are included in Note 9 to the consolidated financial statements in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

### *Environmental Expenditures*

It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study, and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Changes in laws and regulations, the financial condition of state trust funds associated with environmental remediation and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position. We believe the estimates selected, in each instance, represent our best estimate of future outcomes, but the actual outcomes could differ from the estimates selected.

## New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance requiring the disclosure of information about offsetting and related arrangements to enable users of financial statements to understand the effect of these arrangements on financial position. The guidance requires the disclosure of both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement.The guidance is effective for interim and annual reporting periods beginning on January 1, 2013. We anticipate that the adoption of this guidance will not affect our business, financial position or results of operations, but it may result in additional disclosures.

In July 2012, the FASB issued guidance regarding testing indefinite-lived intangible assets for impairment that gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The guidance is effective for interim and annual reporting periods beginning January 1, 2013, but early adoption is permitted. We have elected not to early adopt this guidance and, upon adoption, we do not expect this guidance to materially affect our business, financial position or results of operations.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Changes in commodity prices (mainly crude oil and unleaded gasoline) and interest rates are our primary sources of market risk. When we make the decision to manage our market exposure, our objective is generally to avoid losses from adverse price changes, realizing we will not obtain the gains of beneficial price changes.

### *Commodity Price Risk*

*Impact of Changing Prices.* Our revenues and cash flows, as well as estimates of future cash flows, are sensitive to changes in energy prices. Major shifts in the cost of crude oil, the prices of refined products and the cost of ethanol can generate large changes in the operating margin in each of our segments. Gains and losses on transactions accounted for using mark-to-market accounting are reflected in cost of goods sold in the consolidated statements of operations at each period end. Gains or losses on commodity derivative contracts accounted for as cash flow hedges are recognized in other comprehensive income on the consolidated balance sheets and ultimately, when the forecasted transactions are completed in net sales or cost of goods sold in the consolidated statements of operations.

*Price Risk Management Activities.* At times, we enter into commodity derivative contracts to manage our price exposure to our inventory positions, future purchases of crude oil and ethanol, future sales of refined products or to fix margins on future production. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), all of these commodity contracts are recorded at fair value, and any change in fair value between periods has historically been recorded in the profit and loss section of our consolidated financial statements, unless, at inception, the company elects to designate the contracts as cash flow hedges under ASC 815. At December 31, 2012 and 2011, we had open derivative contracts representing 2,134,000 barrels and 1,078,000 barrels, respectively, of refined petroleum products with an unrealized net (loss) gain of $(0.6) million and $2.2 million, respectively. Of these open contracts, contracts representing 900,000 barrels and 400,000 barrels with unrealized net gains of $0.7 million ($0.4 million, net of taxes) and $2.7 million ($1.8 million, net of taxes) were designated as cash flow hedges and were recorded in accumulated other comprehensive income at December 31, 2012 and 2011, respectively.

We maintain at both company owned and in third-party facilities, inventories of crude oil, feedstocks and refined petroleum products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. At December 31, 2012, we held approximately 1.4 million barrels of crude and product inventories associated with the Tyler refinery valued under the LIFO valuation method with an average cost of $72.19 per barrel. At December 31, 2012 and 2011, the excess of replacement cost (FIFO (as defined below)) over the carrying value (LIFO) of refinery inventories was $41.4 million and $45.2 million, respectively. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $10.00 per barrel lower, our LIFO reserve would have been reduced by $14.0 million. Inventory associated with the El Dorado refinery is valued under the first-in, first out ("FIFO") valuation method.

### *Interest Rate Risk*

We have market exposure to changes in interest rates relating to our outstanding variable rate borrowings, which totaled $279.2 million as of December 31, 2012. The annualized impact of a hypothetical one percent change in interest rates on floating rate debt outstanding as of December 31, 2012 would be to change interest expense by $2.8 million.

We help manage this risk through interest rate swap and cap agreements that modify the interest characteristics of our outstanding long-term debt. In accordance with ASC 815, all interest rate hedging instruments are recorded at fair value and any changes in the fair value between periods are recognized in earnings. The fair values of our interest rate swaps and cap agreements are obtained from dealer quotes. These values represent the estimated amount that we would receive or pay to terminate the agreements taking into account the difference between the contract rate of interest and rates currently quoted for agreements, of similar terms and maturities. We expect that any interest rate derivatives held would reduce our exposure to short-term interest rate movements. As of both December 31, 2012 and 2011, we had floating-to-fixed interest rate swap agreements in place for a notional amount of $160.0 million. The estimated fair value of our interest rate derivative liability was $4.7 million and $4.2 million as of December 31, 2012 and 2011, respectively. In accordance with ASC 815 we recorded non-cash expense representing the change in estimated fair value of the interest rate hedge agreements of $0.5 million and $4.2 million, for the year ended December 31, 2012 and 2011, respectively.

While we have not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of ASC 815 in the past, we may choose to elect that treatment in future transactions.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES*

### Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended ("Exchange Act") that are designed to provide reasonable assurance that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded, as of the end of the period covered by this report, that our disclosure controls and procedures were effective at a reasonable assurance level to ensure that the information that we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

### Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has conducted its evaluation of the effectiveness of internal control over financial reporting as of December 31, 2012, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing the operational effectiveness of our internal control over financial reporting. Management reviewed the results of the assessment with the Audit Committee of the Board of Directors. Based on its assessment and review with the Audit Committee, management concluded that, at December 31, 2012, we maintained effective internal control over financial reporting.

**Report of Independent Registered Public Accounting Firm**

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report, which is included in the section beginning on page F-1.

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

**Changes in Internal Control over Financial Reporting**

There have been no changes in our internal control over financial reporting during the fourth quarter of fiscal 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

From time to time, we make changes to our internal control over financial reporting that are intended to enhance its effectiveness and which do not have a material effect on our overall internal control over financial reporting.

**ITEM 9B. *OTHER INFORMATION***

*Delek Logistics GP, LLC Equity Interest Awards*

On March 5, 2013, Holdings' Board of Directors approved awards of equity interests in Delek Logistics GP, LLC ("Logistics GP"), the general partner of Delek Logistics, to Ezra Uzi Yemin, Chairman, President and Chief Executive Officer, Assaf Ginzburg, Executive Vice President and Chief Financial Officer, and Frederec Green, Executive Vice President. Messrs. Yemin, Ginzburg and Green are also the Chairman and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Executive Vice President, respectively, of Logistics GP and each of them is a director of Logistics GP.

The awards were made on March 10, 2013 and consist of a 1.0% membership interest for Mr. Yemin and a 0.2% membership interest for each of Messrs. Ginzburg and Green. Subject to continued employment, the interests will vest on June 10, 2013. The interests are subject to restrictions on transfer under Logistics GP's limited liability company agreement. As members of Logistics GP, these executives will participate in its future profits and losses from operations, distributions from operations and liquidation value. Logistics GP is entitled to distributions in respect of its 2.0% general partner interest and its incentive distribution rights in Delek Logistics. Any Logistics GP distributions payable in respect of unvested membership interests will be paid in arrears upon vesting of such interest.

If any of the executives is terminated for cause (as defined in his employment agreement), he will forfeit his membership interest, whether vested or unvested. Upon termination for any reason other than for cause, the executive will have the right to require Logistics GP to repurchase his interest, if vested, and Logistics GP will have the right to repurchase his interest, in each case, at its fair market value, determined in accordance with Logistics GP's limited liability company agreement. In addition, Logistics GP, in its sole discretion, can cause the interests to vest upon an Exchange Transaction (as defined in Logistics GP's limited liability company agreement). In connection with these awards, Mr. Yemin agreed to forfeit 4,898 phantom unit awards and Messrs. Ginzburg and Green each agreed to forfeit 980 phantom unit awards in Delek Logistics, that would have vested on June 10, 2013.

The cost of the obligations represented by these membership interests in Logistics GP will be borne solely by Logistics GP. Delek Logistics will not be obligated to reimburse Logistics GP for such costs, and any distributions made on such membership interests will not reduce the amount of cash available for distribution to unitholders of Delek Logistics. Under GAAP, however, these membership interests represent an equity compensation plan for the benefit of Delek Logistics.

*Crude Oil Release*

On March 9, 2013, a release of crude oil was detected within a pumping facility owned by our logistics segment located west of our El Dorado refinery. Our initial estimate of the volume of crude oil released is approximately 5,000 barrels. We believe a majority of the amount released has been contained at the pumping facility. However, our initial assessment is that approximately 1,500 barrels of crude oil reached a nearby small creek, where the released crude oil has been contained. We are currently in the process of working with the EPA to respond to the released crude oil and believe we will ultimately recover the substantial majority of the crude oil that was not already contained at the pumping facility. We have notified our insurance carriers of this event. At this time, we are unable to estimate precisely the potential costs related to or any liabilities including fines, penalties and possible third-party claims associated with this event, but, based on information currently available to us, we believe these total costs and liabilities will not be material to our operations or financial results. This event has not impacted the delivery of crude oil to the El Dorado refinery.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Our Board Governance Guidelines, our charters for our Audit and Compensation Committees and our Code of Business Conduct & Ethics covering all employees, including our principal executive officer, principal financial officer, principal accounting officer and controllers, are available on our website, www.DelekUS.com under the "About Us - Corporate Governance" caption. A copy will be mailed upon request made to Investor Relations, Delek US Holdings, Inc. or ir@delekus.com. We intend to disclose any amendments to or waivers of the Code of Business Conduct & Ethics on behalf of our Chief Executive Officer, Chief Financial Officer and persons performing similar functions on our website, at www.DelekUS.com, under the "Investor Relations" caption, promptly following the date of any such amendment or waiver.

The information required by Item 401 of Regulation S-K regarding directors will be included under "Election of Directors" in the definitive Proxy Statement for our Annual Meeting of Stockholders to be held May 7, 2013 (the "Definitive Proxy Statement"), and is incorporated herein by reference. The information required by Item 401 of Regulation S-K regarding executive officers will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Item 405 of Regulation S-K will be included under "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement and is incorporated herein by reference. The information required by Item 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 402 and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K will be included under "Executive Compensation" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 201(d) and Item 403 of Regulation S-K will be included under "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Definitive Proxy Statement and is incorporated herein by reference.

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required by Item 404 of Regulation S-K will be included under "Certain Relationships and Related Transactions" in the Definitive Proxy Statement and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K will be included under "Election of Directors" and "Corporate Governance" in the Definitive Proxy Statement and is incorporated herein by reference.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Set forth below are the fees paid for the services of Ernst & Young LLP:

| | December 31, | |
|---|---|---|
| | **2012** | **2011** |
| Audit Fees [1] | $ 3,215,625 | $ 2,653,225 |
| Audit-related fees [2] | 12,790 | 355,952 |
| Tax fees [3] | 108,297 | 71,693 |
| Total | $ 3,336,712 | $ 3,080,870 |

(1) Audit fees consisted of services rendered to us or certain of our subsidiaries. Such audit services include audits of our consolidated financial statements and internal control over financial reporting, reviews of our quarterly financial statements, and audit services provided in connection with our regulatory filings. Fees and expenses are for services in connection with the audit of our fiscal years ended December 31, 2012 and December 31, 2011 regardless of when the fees and expenses were paid.

(2) Fees for audit-related matters billed in 2012 and 2011 consisted of agreed upon procedures for primarily related to acquisition due diligence, procedures related to regulatory filings of our parent companies, and consultations on various accounting and reporting areas.

(3) Fees for tax services billed in 2012 and 2011 consisted primarily of consultation on various tax matters related to us and our subsidiaries and certain tax compliance related activities.

The Audit Committee has considered and determined that the provision of non-audit services by our independent registered public accounting firm is compatible with maintaining auditor independence.

*Pre-Approval Policies and Procedures.* In general, all engagements performed by our independent registered public accounting firm, whether for auditing or non-auditing services, must be pre-approved by the Audit Committee. During 2012, all of the services performed for us by Ernst & Young LLP were pre-approved by the Audit Committee.

# PART IV

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Certain Documents Filed as Part of this Annual Report on Form 10-K:

1. Financial Statements. The accompanying Index to Financial Statements and Schedule on page F-1 of this Annual Report on Form 10-K is provided in response to this item.
2. List of Financial Statement Schedules. All schedules are omitted because the required information is either not present, not present in material amounts or included within the Consolidated Financial Statements.
3. Exhibits - See below.

## EXHIBIT INDEX

| Exhibit No. | | Description |
|---|---|---|
| 2.1 | † | Stock Purchase Agreement dated March 17, 2011, by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on May 4, 2011). |
| 2.2 | † | First Amendment dated April 29, 2011 to Stock Purchase Agreement dated March 17, 2011 by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on May 4, 2011). |
| 2.3 | | Contribution, Conveyance and Assumption Agreement, dated November 7, 2012, by and among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing and Supply, LP, Lion Oil Company and Delek Logistics Services Company (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on November 14, 2012). |
| 3.1 | | Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 3.2 | | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 4.1 | | Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675) |
| 4.2 | | Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.1 | * | Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009). |
| 10.1(a) | * | First Amendment dated August 7, 2012 to Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 8, 2012). |
| 10.2 | * | Employment Agreement dated August 7, 2012 by and between Delek US Holdings, Inc. and Donald N. Holmes (incorporated by reference to the Exhibit 10.2 to the Company's Form 10-Q filed on November 8, 2012). |
| 10.3 | * | Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.4 | | Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010). |
| 10.4(a) | | First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010). |
| 10.4(b) | | Second Amendment, dated as of March 30, 2012, to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 4, 2012). |
| 10.5 | | Asset-backed revolving Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010). |
| 10.5(a) | | First Amendment dated April 29, 2011 to asset-backed revolving Credit Agreement dated February 23, 2010 between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 5, 2011). |

| | | |
|---|---|---|
| 10.6 | * | Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010). |
| 10.6(a) | * | Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(b) | * | Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(c) | * | Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(d) | * | Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010). |
| 10.6(e) | * | Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010). |
| 10.7 | | First Amended and Restated Management and Consulting Agreement, dated as of May 1, 2011, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.8 | | Omnibus Agreement, dated November 7, 2012, by and among Delek US Holdings, Inc., Delek Refining, Ltd., Lion Oil Company, Delek Logistics Partners, LP, Paline Pipeline Company, LLC, SALA Gathering Systems, LLC, Magnolia Pipeline Company, LLC, El Dorado Pipeline Company, LLC, Delek Crude Logistics, LLC, Delek Marketing-Big Sandy, LLC, Delek Logistics Operating, LLC and Delek Logistics GP, LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 14, 2012). |
| 10.9 | | Revolving Credit Agreement, dated November 7, 2012, by and among Delek Logistics Partners, LP, Delek Logistics Operating, LLC, Delek Marketing GP, LLC, Delek Marketing & Supply, LP, Delek Crude Logistics, LLC, Delek Marketing-Big Sandy, LLC, Magnolia Pipeline Company, LLC, El Dorado Pipeline Company, LLC, SALA Gathering Systems, LLC, and Paline Pipeline Company, LLC and Fifth Third Bank, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 14, 2012). |
| 10.10 | | Pipelines and Tankage Agreement, dated November 7, 2012, by and between Delek Refining, Ltd. and Delek Crude Logistics, LLC (incorporated by reference to the Exhibit 10.4 to the Company's Form 8-K filed on November 14, 2012). |
| 10.11 | | Pipelines and Storage Facilities Agreement, dated November 7, 2012, by and among Lion Oil Company, Delek Logistics Partners, LP, SALA Gathering Systems, LLC, El Dorado Pipeline Company, LLC, Magnolia Pipeline Company, LLC and J. Aron & Company (incorporated by reference to the Exhibit 10.5 to the Company's Form 8-K filed on November 14, 2012). |
| 10.12 | * | Employment Agreement dated as of July 1, 2011 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.13 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Frederec Green (incorporated by reference to Exhibit 10.14 to the Company's Form 10-K filed on March 14, 2012). |
| 10.14 | * | Employment Agreement dated as of May 26, 2011 by and between MAPCO Express, Inc. and Igal P. Zamir (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.15 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Mark B. Cox (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 14, 2012). |
| 10.15(a) | § * | Separation of Employment / General Release dated January 18, 2013 by and between Delek US Holdings, Inc. and Mark B. Cox. |
| 10.16 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Harry P. (Pete) Daily (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K filed on March 14, 2012). |
| 10.17 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Kent B. Thomas (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K filed on March 14, 2012). |

| | | |
|---|---|---|
| 10.18 | ‡ | Master Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company, and Lion Oil Company and Lion Oil Trading & Transportation, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.18(a) | ‡ | Supplemental Agreement dated October 14, 2011 to Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company, and Lion Oil Company and Lion Oil Trading & Transportation, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.19 | ‡ | Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to the Exhibit 10.5 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.19(a) | | First Amendment dated July 28, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.19(b) | § | Second Amendment dated November 7, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 10.19(c) | § | Third Amendment dated November 7, 2012 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 10.19(d) | § | Fourth Amendment dated January 25, 2013 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 21.1 | § | Subsidiaries of the Registrant |
| 23.1 | § | Consent of Ernst & Young LLP |
| 24.1 | § | Power of Attorney |
| 31.1 | § | Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act. |
| 31.2 | § | Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act. |
| 32.1 | § | Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | § | Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | ^ | The following materials from Delek US Holdings, Inc.'s Annual Report on Form 10-K for the annual period ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011, (ii) Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2012 and 2011, (iii) Condensed Consolidated Statements of Cash Flows for the three months and year ended December 31, 2012 and 2011, and (iv) Notes to Condensed Consolidated Financial Statements, tagged as blocks of text. |
| | | |
| * | | Management contract or compensatory plan or arrangement. |
| § | | Filed herewith. |
| † | | Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to supplementally furnish a copy of any of the omitted schedules to the United States Securities and Exchange Commission upon request. |
| ‡ | | Confidential treatment has been requested and granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions have been filed separately with the United States Securities and Exchange Commission. |

| ^ | | Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections. |
|---|---|---|

**Delek US Holdings, Inc.**

**Consolidated Financial Statements**
**As of December 31, 2012 and 2011 and**
**For Each of the Three Years Ended December 31, 2012, 2011 and 2010**

## INDEX TO FINANCIAL STATEMENTS AND SCHEDULE



All other financial schedules are not required under related instructions, or are inapplicable and therefore have been omitted.

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and stockholders of**
**Delek US Holdings, Inc.**

We have audited Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Delek US Holdings Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Delek US Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Delek US Holdings, Inc. and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 11, 2013

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and stockholders of**
**Delek US Holdings, Inc.**

We have audited the accompanying consolidated balance sheets of Delek US Holdings, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Delek US Holdings, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 11, 2013

## Delek US Holdings, Inc.

## Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (In millions, except share and per share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 601.7 | $ 225.9 |
| Accounts receivable | 256.6 | 277.1 |
| Inventory | 477.6 | 508.0 |
| Other current assets | 23.8 | 39.6 |
| Total current assets | 1,359.7 | 1,050.6 |
| Property, plant and equipment: | | |
| Property, plant and equipment | 1,456.2 | 1,317.3 |
| Less: accumulated depreciation | (332.0) | (263.5) |
| Property, plant and equipment, net | 1,124.2 | 1,053.8 |
| Goodwill | 72.7 | 69.7 |
| Other intangibles, net | 16.7 | 17.5 |
| Other non-current assets | 50.4 | 39.0 |
| Total assets | $ 2,623.7 | $ 2,230.6 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 568.8 | $ 521.1 |
| Current portion of long-term debt and capital lease obligations | 52.2 | 68.2 |
| Current note payable to related party | — | 6.0 |
| Obligation under Supply and Offtake Agreement | 285.2 | 298.6 |
| Accrued expenses and other current liabilities | 92.9 | 100.8 |
| Total current liabilities | 999.1 | 994.7 |
| Non-current liabilities: | | |
| Long-term debt and capital lease obligations, net of current portion | 310.0 | 297.9 |
| Note payable to related party | — | 60.5 |
| Environmental liabilities, net of current portion | 10.4 | 9.7 |
| Asset retirement obligations | 8.3 | 7.9 |
| Deferred tax liabilities | 183.2 | 168.1 |
| Other non-current liabilities | 34.7 | 38.2 |
| Total non-current liabilities | 546.6 | 582.3 |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding | — | — |
| Common stock, $0.01 par value, 110,000,000 shares authorized, 59,619,548 shares and 58,036,427 shares issued and outstanding at December 31, 2012 and 2011, respectively | 0.6 | 0.6 |
| Additional paid-in capital | 366.9 | 356.9 |
| Accumulated other comprehensive income | 0.4 | 1.8 |
| Retained earnings | 531.4 | 294.1 |
| Non-controlling interest in subsidiaries | 178.7 | 0.2 |
| Total stockholders' equity | 1,078.0 | 653.6 |
| Total liabilities and stockholders' equity | $ 2,623.7 | $ 2,230.6 |

See accompanying notes to the consolidated financial statements

**Delek US Holdings, Inc.**

**Consolidated Statements of Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | (In millions, except share and per share data) | | |
| Net sales | $ 8,726.7 | $ 7,198.2 | $ 3,755.6 |
| Operating costs and expenses: | | | |
| Cost of goods sold | 7,704.4 | 6,429.9 | 3,412.9 |
| Operating expenses | 363.3 | 320.9 | 229.5 |
| Impairment of goodwill | — | 2.2 | — |
| Insurance proceeds — business interruption | — | — | (12.8) |
| Property damage proceeds, net | — | — | (4.0) |
| General and administrative expenses | 103.5 | 81.4 | 59.0 |
| Depreciation and amortization | 82.5 | 74.1 | 61.1 |
| (Gain) loss on sale of assets | (0.1) | 3.6 | 0.7 |
| Total operating costs and expenses | 8,253.6 | 6,912.1 | 3,746.4 |
| Operating income | 473.1 | 286.1 | 9.2 |
| Interest expense | 45.7 | 51.2 | 34.1 |
| Interest income | (0.2) | — | — |
| (Gain) loss on investment in Lion Oil | — | (12.9) | 60.0 |
| Total non-operating expenses, net | 45.5 | 38.3 | 94.1 |
| Income (loss) from continuing operations before income taxes | 427.6 | 247.8 | (84.9) |
| Income tax expense (benefit) | 151.6 | 84.7 | (5.0) |
| Net income (loss) | 276.0 | 163.1 | (79.9) |
| Net income attributed to non-controlling interest | 3.2 | 4.8 | — |
| Net income (loss) attributable to Delek | $ 272.8 | $ 158.3 | $ (79.9) |
| Basic & diluted earnings (loss) per share: | | | |
| Basic | $ 4.65 | $ 2.80 | $ (1.47) |
| Diluted | $ 4.57 | $ 2.78 | $ (1.47) |
| Weighted average common shares outstanding: | | | |
| Basic | 58,719,968 | 56,543,977 | 54,264,763 |
| Diluted | 59,644,798 | 57,026,864 | 54,264,763 |
| Dividends declared per common share outstanding | $ 0.60 | $ 0.33 | $ 0.15 |

See accompanying notes to the consolidated financial statements

**Delek US Holdings, Inc.**

**Consolidated Statements of Comprehensive Income**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In millions) | |
| Net income (loss) attributable to Delek | $ 272.8 | $ 158.3 | $ (79.9) |
| Other comprehensive (loss) income: | | | |
| Net unrealized (loss) gain on derivative instruments, net of tax (benefit) expense of $(0.7) million and $0.9 million and ineffectiveness of $0.8 million and $(0.1) million for the years ended December 31, 2012 and 2011, respectively | (1.4) | 1.8 | — |
| Comprehensive income (loss) | $ 271.4 | $ 160.1 | $ (79.9) |

See accompanying notes to the consolidated financial statements

## Delek US Holdings, Inc.

## Consolidated Statements of Changes in Stockholders' Equity

| | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings | Non-Controlling Interest in Subsidiaries | Total Stockholders' Equity |
| | (In millions, except share and per share data) | | | | | | |
| Balance at December 31, 2009 | 53,700,570 | $ 0.5 | $ 281.8 | $ — | $ 248.7 | $ — | $ 531.0 |
| Net loss | — | — | — | — | (79.9) | — | (79.9) |
| Common stock dividends ($0.15 per share) | — | — | — | — | (8.4) | — | (8.4) |
| Net settlement of share appreciation rights | 638,909 | — | 2.6 | — | (5.1) | — | (2.5) |
| Stock-based compensation expense | — | — | 3.1 | — | — | — | 3.1 |
| Exercise of stock-based awards | 63,729 | — | — | — | — | — | — |
| Balance at December 31, 2010 | 54,403,208 | $ 0.5 | $ 287.5 | $ — | $ 155.3 | $ — | $ 443.3 |
| Net income | — | — | — | — | 158.3 | 4.8 | 163.1 |
| Unrealized gain on cash flow hedges, net of deferred income tax expense of $0.9 million | — | — | — | 1.8 | — | — | 1.8 |
| Common stock dividends ($0.15 per share) | — | — | — | — | (19.5) | — | (19.5) |
| Stock-based compensation expense | — | — | 2.7 | — | — | — | 2.7 |
| Non-controlling interests in subsidiaries | — | — | — | — | — | 25.6 | 25.6 |
| Acquisition of non-controlling interest in Lion Oil | — | — | 17.2 | — | — | (30.2) | (13.0) |
| Income tax benefit of stock-based compensation expense | — | — | 2.7 | — | — | — | 2.7 |
| Stock issued in connection with the Lion Acquisition | 3,292,844 | 0.1 | 44.2 | — | — | — | 44.3 |
| Exercise of stock-based awards | 340,375 | — | 2.6 | — | — | — | 2.6 |
| Balance at December 31, 2011 | 58,036,427 | $ 0.6 | $ 356.9 | $ 1.8 | $ 294.1 | $ 0.2 | $ 653.6 |
| Net income | — | — | — | — | 272.8 | 3.2 | 276.0 |
| Unrealized loss on cash flow hedges, net of deferred income tax benefit of $0.7 million | — | — | — | (1.4) | — | — | (1.4) |
| Common stock dividends ($0.50 per share) | — | — | — | — | (35.5) | — | (35.5) |
| Equity-based compensation expense | — | — | 6.1 | — | — | 0.1 | 6.2 |
| Net proceeds from issuance of common units - Delek Logistics | — | — | — | — | — | 175.5 | 175.5 |
| Acquisition of non-controlling interest in subsidiaries | — | — | (3.8) | — | — | (0.3) | (4.1) |
| Income tax benefit of equity-based compensation expense | — | — | 9.2 | — | — | — | 9.2 |
| Taxes paid due to the net settlement of equity-based compensation | — | — | (8.2) | — | — | — | (8.2) |
| Exercise of equity-based awards | 1,583,121 | — | 6.7 | — | — | — | 6.7 |
| Balance at December 31, 2012 | 59,619,548 | $ 0.6 | $ 366.9 | $ 0.4 | $ 531.4 | $ 178.7 | $ 1,078.0 |

See accompanying notes to the consolidated financial statements

**Delek US Holdings, Inc.**
**Consolidated Statements of Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Cash flows from operating activities:** | (In millions, except per share data) | | |
| Net income (loss) | $ 276.0 | $ 163.1 | $ (79.9) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 82.5 | 74.1 | 61.1 |
| Amortization of deferred financing costs | 4.7 | 5.4 | 7.1 |
| Accretion of asset retirement obligations | 0.8 | 0.6 | 0.5 |
| Amortization of unfavorable contract liability | (0.7) | — | — |
| Deferred income taxes | 24.3 | 57.7 | (4.6) |
| Impairment of goodwill | — | 2.2 | — |
| (Gain) loss on investment in Lion Oil | — | (12.9) | 60.0 |
| (Gain) loss on sale of assets | (0.1) | 3.6 | 0.7 |
| Gain on involuntary conversion of assets | — | — | (4.0) |
| Stock-based compensation expense | 6.2 | 2.7 | 3.1 |
| Income tax benefit of stock-based compensation | (9.2) | (2.7) | — |
| Changes in assets and liabilities, net of acquisitions: | | | |
| Accounts receivable, net | 20.5 | (157.1) | (28.0) |
| Inventories and other current assets | 46.0 | (166.9) | 20.9 |
| Accounts payable and other current liabilities | 38.9 | 65.3 | 38.9 |
| Obligation under Supply and Offtake Agreement, net | (13.4) | 96.9 | — |
| Non-current assets and liabilities, net | (13.6) | (1.9) | (4.8) |
| Net cash provided by operating activities | 462.9 | 130.1 | 71.0 |
| **Cash flows from investing activities:** | | | |
| Business combinations | (23.3) | (105.2) | — |
| Purchase of non-controlling interest in subsidiaries | (4.1) | (13.0) | — |
| Purchases of property, plant and equipment | (132.0) | (81.0) | (56.8) |
| Expenditures to rebuild refinery | — | — | (0.2) |
| Property damage insurance proceeds | — | — | 4.2 |
| Proceeds from sales of convenience store assets | 0.2 | 3.5 | 8.3 |
| Net cash used in investing activities | (159.2) | (195.7) | (44.5) |
| **Cash flows from financing activities:** | | | |
| Proceeds from long-term revolvers | 713.6 | 620.1 | 815.1 |
| Payments on long-term revolvers | (650.3) | (663.3) | (739.0) |
| Proceeds from term debt | 9.3 | 102.3 | 100.0 |
| Payments on term debt and capital lease obligations | (76.5) | (19.8) | (176.4) |
| Proceeds from note payable to related party | — | 40.0 | — |
| Payments of notes payable to related party | (66.5) | (17.5) | (21.0) |
| Proceeds from exercise of stock options | 6.7 | 2.6 | — |
| Proceeds from inventory financing agreement | — | 201.7 | — |
| Proceeds from non-controlling interests in subsidiaries | — | 0.2 | — |
| Proceeds from issuance of common units - Delek Logistics | 175.5 | — | — |
| Taxes paid due to the net settlement of equity-based compensation | (8.2) | — | (2.5) |
| Income tax benefit of stock-based compensation | 9.2 | 2.7 | — |
| Dividends paid | (35.5) | (19.5) | (8.4) |
| Deferred financing costs paid | (5.2) | (7.1) | (13.6) |
| Net cash provided by (used in) financing activities | 72.1 | 242.4 | (45.8) |
| Net increase (decrease) in cash and cash equivalents | 375.8 | 176.8 | (19.3) |
| Cash and cash equivalents at the beginning of the period | 225.9 | 49.1 | 68.4 |
| Cash and cash equivalents at the end of the period | $ 601.7 | $ 225.9 | $ 49.1 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid during the period for: | | | |
| Interest, net of capitalized interest of $0.3 million, a nominal amount and $0.3 million in 2012, 2011 and 2010, respectively. | $ 40.7 | $ 43.9 | $ 25.1 |
| Income taxes | $ 111.3 | $ 54.6 | $ 1.6 |
| Non-cash financing activities: | | | |
| Stock issued in connection with the Lion Acquisition | $ — | $ 44.3 | $ — |

See accompanying notes to the consolidated financial statements

Delek US Holdings, Inc.

Notes to Consolidated Financial Statements

## 1. General

Delek US Holdings, Inc. ("Holdings") is the sole shareholder or owner of membership or partnership interests of Delek Refining, Inc. ("Refining"), Delek Finance, Inc. ("Finance"), Delek Marketing & Supply, LLC ("Marketing"), Lion Oil Company ("Lion Oil"), Delek Renewables, LLC, Delek Rail Logistics, LLC, Delek Logistics, GP, LLC ("Delek Logistics GP"), Delek Logistics Services Company, MAPCO Express, Inc. ("Express"), MAPCO Fleet, Inc. ("Fleet"), NTI Investments, LLC ("NTI") and GDK Bearpaw, LLC (collectively "we", "our" or "us"). Unless otherwise indicated or the context requires otherwise, the terms "Delek" and "Company" are used in this report to refer to Delek US Holdings, Inc. and its consolidated subsidiaries. See "Glossary of Terms" included in Item 1, Business, of this Annual Report on Form 10-K for definitions of certain business and industry terms used herein.

Delek is listed on the New York Stock Exchange under the symbol DK. As of December 31, 2012, approximately 52.9% of our outstanding shares were beneficially owned by an indirect wholly owned subsidiary of Delek Group Ltd. ("Delek Group") located in Natanya, Israel.

## 2. Accounting Policies

### *Basis of Presentation*

Our consolidated financial statements include the accounts of Delek and its subsidiaries. All significant intercompany transactions and account balances have been eliminated in consolidation. We have evaluated subsequent events through the filing of this Form 10-K. Any material subsequent events that occurred during this time have been properly recognized or disclosed in our financial statements.

Our consolidated financial statements include Delek Logistics Partners, LP ("Delek Logistics"), a variable interest entity. As the general partner of Delek Logistics, we have the sole ability to direct the activities of Delek Logistics that most significantly impact its economic performance. We are also considered to be the primary beneficiary for accounting purposes and are Delek Logistics' primary customer. As Delek Logistics does not derive a significant amount of gross margin from third parties, there is limited risk to Delek associated with Delek Logistics' operations. However, in the event that Delek Logistics incurs a loss, our operating results will reflect Delek Logistics' loss, net of intercompany eliminations, to the extent of our ownership interest in Delek Logistics.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") and in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Segment Reporting*

Delek is a diversified energy business focused on petroleum refining, wholesale sales of refined products and retail marketing. Management views operating results in primarily three segments: refining, logistics and retail. The refining segment operates high conversion, independent refineries in Tyler, Texas (the "Tyler refinery") and El Dorado, Arkansas (the "El Dorado refinery"). The logistics segment owns and operates crude oil and refined products logistics and marketing assets. The retail segment markets gasoline, diesel and other refined petroleum products, and convenience merchandise through a network of 373 company-operated retail fuel and convenience stores. Segment reporting is more fully discussed in Note 13.

### *Cash and Cash Equivalents*

Delek maintains cash and cash equivalents in accounts with large, national financial institutions and retains nominal amounts of cash at the convenience store locations as petty cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2012 and 2011, these cash equivalents consisted primarily of bank certificates of deposit and bank money market accounts, as well as overnight investments in U.S. Government obligations and bank repurchase obligations collateralized by U.S. Government obligations.

### *Accounts Receivable*

Accounts receivable primarily consists of receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. Delek recorded an allowance for doubtful accounts related to trade receivables of less than $0.1 million as of both December 31, 2012 and 2011, respectively.

One customer of both the refining and logistics segments accounted for 10.4% and 21.4% of our consolidated accounts receivable during the year ended December 31, 2012 and 2011, respectively. No customers accounted for more than 10% of consolidated net sales for the years ended December 31, 2012, 2011 or 2010.

### *Inventory*

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Inventory cost at the Tyler refinery is determined under the last-in, first-out ("LIFO") valuation method. Cost of crude oil, refined product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Inventory costs at the El Dorado refinery are stated at the lower of cost or market on a first-in, first-out ("FIFO") basis.

Logistics inventory consists of refined products which are stated at the lower of cost or market on a FIFO basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

One vendor in the refining segment and a second vendor used by both the refining and retail segments accounted for a total of 24.2% and 34.7% of our consolidated inventory purchases during the year ended December 31, 2012 and 2011. On a consolidated basis, there were no vendors that accounted for more than 10% of our inventory purchases during the years ended December 31, 2010.

### *Property, Plant and Equipment*

Assets acquired by Delek in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in Accounting Standards Codification ("ASC") 805, *Business Combinations* ("ASC 805"). Other acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Delek owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management's estimated useful lives of the assets or the remaining lease term.

Depreciation is computed using the straight-line method over management's estimated useful lives of the related assets, which are as follows:

| | Years |
|---|---|
| Automobiles | 3-5 |
| Computer equipment and software | 3-10 |
| Refinery turnaround costs | 4-5 |
| Furniture and fixtures | 5-15 |
| Asset retirement obligation assets | 15-50 |
| Refinery machinery and equipment | 5-40 |
| Pipelines and terminals | 15-40 |
| Retail store equipment and site improvements | 7-30 |
| Building and building improvements | 15-40 |

***Other Intangible Assets***

Delek has intangible assets consisting of long-term supply contracts, non-compete agreements, trademarks, capacity contracts and rights of way. We amortize the definite-lived intangible assets on straight-line bases over the estimated useful lives of three to 11.5 years. The amortization expense is included in depreciation and amortization on the accompanying consolidated statements of operations.

***Property, Plant and Equipment and Other Intangibles Impairment***

Property, plant and equipment and definite life intangibles are evaluated for impairment whenever indicators of impairment exist. In accordance with ASC 360 and ASC 350, *Intangibles - Goodwill and Other*, Delek evaluates the realizability of these long-lived assets as events occur that might indicate potential impairment. In doing so, Delek assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the fair value of the asset.

Property and equipment of retail stores identified for closing are written down to their estimated net realizable value at the time such stores are closed. Delek analyzes regional market, division and store operations for changes in market demographics, competition, economic conditions and other factors, including the variability of cash flow. As a result, we identified and recorded impairment charges of $0.9 million, $1.7 million and $1.8 million for closed stores in 2012, 2011 and 2010, respectively. Similar changes may occur in the future that will require us to record an impairment charge.

***Capitalized Interest***

Delek capitalizes interest on capital projects associated with the refining segment and with the construction related to the new "prototype" stores being built in the retail segment. For the years ended December 31, 2012, 2011 and 2010, interest of $0.3 million, a nominal amount and $0.3 million, respectively, was capitalized relating to these projects.

***Refinery Turnaround Costs***

Refinery turnaround costs are incurred in connection with planned shutdowns and inspections of the Tyler and El Dorado refineries' major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred, classified as property, plant and equipment and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters.

### *Goodwill and Potential Impairment*

Goodwill in an acquisition represents the excess of the aggregate purchase price over the fair value of the identifiable net assets. Delek's goodwill, all of which was acquired in various purchase business combinations, is recorded at original fair value and is not amortized. Goodwill is subject to annual assessment to determine if an impairment of value has occurred and Delek performs this review annually in the fourth quarter. We could also be required to evaluate our goodwill if, prior to our annual assessment, we experience disruptions in our business, have unexpected significant declines in operating results, or sustain a permanent market capitalization decline. If a reporting unit's carrying amount exceeds its fair value, the impairment assessment leads to the testing of the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value is less than the carrying amount, a goodwill impairment charge is recorded. Our annual impairment assessment of goodwill resulted in $2.2 million non-cash goodwill impairment charges to our retail segment during the year ended December 31, 2011. Our annual assessment of goodwill did not result in impairment during the years ended December 31, 2012 or 2010.

### *Derivatives*

Delek records all derivative financial instruments, including interest rate swap and cap agreements, fuel-related derivatives, over the counter ("OTC") future swaps and forward contracts at estimated fair value in accordance with the provisions of ASC 815, *Derivatives and Hedging* ("ASC 815"). Changes in the fair value of the derivative instruments are recognized in operations, unless we elect to apply the hedging treatment permitted under the provisions of ASC 815 allowing such changes to be classified as other comprehensive income. We validate the fair value of all derivative financial instruments on a periodic basis, utilizing valuations from third party financial and brokerage institutions. On a regular basis, Delek enters into commodity contracts with counterparties for crude oil and various finished products. These contracts usually qualify for the normal purchase / normal sale exemption under the standard and, as such, are not measured at fair value.

Delek's policy under the guidance of ASC 815-10-45, *Derivatives and Hedging - Other Presentation Matters* ("ASC 815-10-45"), is to net the fair value amounts recognized for multiple derivative instruments executed with the same counterparty and offset these values against the cash collateral arising from these derivative positions.

### *Fair Value of Financial Instruments*

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of ASC 825, *Financial Instruments* ("ASC 825").

Delek applies the provisions of ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820") in its presentation and disclosures regarding fair value, which pertain to certain financial assets and liabilities measured at fair value in the statement of financial position on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. See Note 14 for further discussion.

Delek also applies the provisions of ASC 825 as it pertains to the fair value option. This standard permits the election to carry financial instruments and certain other items similar to financial instruments at fair value on the balance sheet, with all changes in fair value reported in earnings. By electing the fair value option in conjunction with a derivative, an entity can achieve an accounting result similar to a fair value hedge without having to comply with complex hedge accounting rules. As of December 31, 2011 or 2010, we did not make the fair value election for any financial instruments not already carried at fair value in accordance with other standards.

### *Self-Insurance Reserves*

Delek is primarily self-insured for employee medical, workers' compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. We maintain an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. Differences between actual settlements and recorded accruals are recorded in the period identified.

### *Vendor Discounts and Deferred Revenue*

Delek receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with ASC 605-50, *Revenue Recognition - Customer Payments and Incentives,* we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory over the period the products are received, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.

Delek also receives advance payments from certain vendors relating to non-inventory agreements. These amounts are recorded as deferred revenue and are subsequently recognized as a reduction of cost of goods sold as earned.

### *Environmental Expenditures*

It is Delek's policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on internal and third-party assessments of the extent of the contamination, the selected remediation technology and review of applicable environmental regulations, typically considering estimated activities and costs for the next 15 years, unless a specific longer range estimate is practicable. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that are dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We discount environmental liabilities to their present value if payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

### *Asset Retirement Obligations*

Delek recognizes liabilities which represent the fair value of a legal obligation to perform asset retirement activities, including those that are conditional on a future event, when the amount can be reasonably estimated. In the retail segment, these obligations relate to the net present value of estimated costs to remove underground storage tanks at owned and leased retail sites which are legally required under the applicable leases. The asset retirement obligation for storage tank removal on leased retail sites is being accreted over the expected life of the owned retail site or the average retail site lease term. In the refining segment, these obligations relate to the required disposal of waste in certain storage tanks, asbestos abatement at an identified location and other estimated costs that would be legally required upon final closure of the Tyler and El Dorado refineries. In the logistics segment, these obligations related to the required cleanout of the pipeline and terminal tanks, and removal of certain above-grade portions of the pipeline situated on right-of-way property.

The reconciliation of the beginning and ending carrying amounts of asset retirement obligations as of December 31, 2012 and 2011 is as follows (in millions):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Beginning balance | $ 7.9 | $ 7.3 |
| Liabilities acquired | — | 0.5 |
| Liabilities settled | (0.4) | (0.5) |
| Accretion expense | 0.8 | 0.6 |
| Ending balance | $ 8.3 | $ 7.9 |

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligations.

***Revenue Recognition***

Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.

Delek derives service revenue from the sale of lottery tickets, money orders, car washes and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of ASC 605-45, *Revenue Recognition - Principal Agent Considerations* ("ASC 605-45"). We record service revenue and related costs at gross amounts when Delek is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. When Delek is not the primary obligor and does not possess other indicators of gross reporting as discussed previously, we record net service revenue.

***Cost of Goods Sold and Operating Expenses***

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores. For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and external costs. Operating expenses include the costs associated with the actual operations of the Tyler and El Dorado refineries. For the logistics segment, cost of goods sold includes all costs of refined products, additives and related transportation. Operating expenses include the costs associated with the actual operation of owned terminals, terminalling expense at third-party locations and pipeline maintenance costs.

***Sales, Use and Excise Taxes***

Delek's policy is to exclude sales, use and excise taxes from revenue when we are an agent of the taxing authority, in accordance with ASC 605-45.

***Deferred Financing Costs***

Deferred financing costs are included in other non-current assets in the accompanying consolidated balance sheets and represent expenses related to issuing our long-term debt and obtaining our lines of credit. These amounts are amortized ratably over the remaining term of the respective financing and are included in interest expense. See Note 11 for further information.

***Advertising Costs***

Delek expenses advertising costs as the advertising space is utilized. Advertising expense for the years ended December 31, 2012, 2011 and 2010 was $3.4 million, $3.1 million and $2.9 million, respectively.

***Operating Leases***

Delek leases land, buildings and various equipment under various operating lease arrangements, most of which provide the option, after the initial lease term, to renew the leases. Some of these lease arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.

In accordance with ASC 840-20, *Leases - Operating Leases*, for all leases that include fixed rental rate increases, Delek calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying consolidated statements of operations.

***Income Taxes***

Income taxes are accounted for under the provisions of ASC 740, *Income Taxes* ("ASC 740"). This statement generally requires Delek to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in our deferred income tax assets and liabilities, exclusive of the amounts held in other comprehensive income.

ASC 740 also prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Finally, ASC 740 requires an annual tabular roll-forward of unrecognized tax benefits.

***Earnings Per Share***

Basic and diluted earnings per share are computed by dividing net income by the weighted average common shares outstanding. The common shares used to compute Delek's basic and diluted earnings per share are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Weighted average common shares outstanding | 58,719,968 | 56,543,977 | 54,264,763 |
| Dilutive effect of equity instruments | 924,830 | 482,887 | — |
| Weighted average common shares outstanding, assuming dilution | 59,644,798 | 57,026,864 | 54,264,763 |

Outstanding equity awards totaling 1,344,825, 2,752,514 and 3,797,558 common share equivalents were excluded from the diluted earnings per share calculation for the years ended December 31, 2012, 2011 and 2010, respectively. These share equivalents did not have a dilutive effect under the treasury stock method. Outstanding stock options totaling 16,826 were also excluded from the diluted earnings per share calculation for the year ended December 31, 2010. These stock options were anti-dilutive due to the net loss for the period.

***Stock-Based Compensation***

ASC 718, *Compensation - Stock Compensation* ("ASC 718"), requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement and establishes fair value as the measurement objective in accounting for share-based payment arrangements. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards on the date of grant. Delek uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock option and stock appreciation right (SAR) awards, with the exception of the SARs granted to certain executive employees, which are valued under the Monte-Carlo simulation model.

Restricted stock units ("RSUs") are measured based on the fair market value of the underlying stock on the date of grant. Vested RSUs are not issued until the minimum statutory withholding requirements have been remitted to us for payment to the taxing authority. As a result, the actual number of shares accounted for as issued may be less than the number of RSUs vested, due to any withholding amounts which have not been remitted.

We generally recognize compensation expense related to stock-based awards with graded or cliff vesting on a straight-line basis over the vesting period. It is our practice to issue new shares when stock-based compensation is exercised.

***Comprehensive Income***

For the years ended December 31, 2012 and 2011, comprehensive income includes net income and changes in the fair value of derivative instruments designated as cash flow hedges.

***New Accounting Pronouncements***

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance requiring the disclosure of information about offsetting and related arrangements to enable users of financial statements to understand the effect of these arrangements on financial position. The guidance requires the disclosure of both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective for interim and annual reporting periods beginning on January 1, 2013. We do not expect the adoption of this guidance to affect our business, financial position or results of operations, but it may result in additional disclosures.

In July 2012, the FASB issued guidance regarding testing indefinite-lived intangible assets for impairment that gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The guidance is effective for interim and annual reporting periods beginning January 1, 2013, but early adoption is permitted. We have elected not to early adopt this guidance and we do not expected this guidance to materially affect our business, financial position or results of operations.

**3. Explosion and Fire at the Tyler, Texas Refinery**

On November 20, 2008, an explosion and fire occurred at our 60,000 bpd refinery in Tyler, Texas. Two of our employees died as a result of the event and other individuals have claimed injuries. The event caused damage to both our saturates gas plant and naphtha hydrotreater and resulted in an immediate suspension of our refining operations. The Tyler refinery was subject to a gradual, monitored restart in May 2009, culminating in a full resumption of operations on May 18, 2009. We settled all outstanding property damage and business interruption insurance claims related to the explosion and fire in the second quarter 2010.

**4. Delek Logistics Initial Public Offering**

On November 7, 2012, Delek Logistics, then a wholly owned indirect subsidiary of Delek, closed its initial public offering (the "DKL Offering") of 9,200,000 common units at a price of $21.00 per unit, which included a 1,200,000 common unit over-allotment option that was exercised by the underwriters. Headquartered in Brentwood, Tennessee, Delek Logistics was formed by Delek to own, operate, acquire and construct crude oil and refined products logistics and marketing assets. Delek Logistics' initial assets were contributed by us in connection with the DKL Offering and include approximately 400 miles of crude oil transportation pipelines, 16 miles of refined product pipelines, an approximately 600-mile crude oil gathering system and associated crude oil storage tanks with an aggregate of approximately 1.4 million barrels of active shell capacity. Delek Logistics also owns or operates five light products terminals and associated pipelines and storage tanks. A substantial majority of Delek Logistics' initial assets are currently integral to Delek's refining and marketing operations.

Delek Logistics intends to expand its business by acquiring additional logistics and marketing assets from Delek and third parties and through organic growth, including entering into fuel supply and marketing agreements, constructing new assets and increasing the utilization of our existing assets.

As of December 31, 2012, we owned a 60.4% limited partner interest in Delek Logistics, the entire 2.0% general partner interest and all of the income distribution rights. The partnership interest includes 2,799,258 common units, 11,999,258 subordinated units and 489,766 general partner units. We received net proceeds of approximately $171.8 million from the DKL Offering, after deducting offering expenses and debt issuance costs.

We have agreements with Delek Logistics, which establish fees for certain administrative and operational services provided by Delek and its subsidiaries to Delek Logistics, provide certain indemnification obligations and other matters and establish terms for fee-based commercial logistics and marketing services provided by Delek Logistics and its subsidiaries to us.

Delek Logistics is a variable interest entity as defined under GAAP and is consolidated into our consolidated financial statements. With the exception of affiliate balances which are eliminated in consolidation, the Delek Logistics condensed consolidated balance sheets as of December 31, 2012 and 2011, as presented below, are included in the consolidated balance sheets of Delek.

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| | (In millions) | |
| **ASSETS** | | |
| Cash and cash equivalents | $ 23.5 | $ — |
| Accounts receivable | 27.7 | 22.6 |
| Accounts receivable from related parties | — | 5.6 |
| Inventory | 14.4 | 18.9 |
| Other current assets | 0.2 | 1.3 |
| Net property, plant and equipment | 153.5 | 133.7 |
| Goodwill | 10.5 | 7.5 |
| Intangible assets, net | 12.4 | 10.0 |
| Other non-current assets | 3.6 | 0.2 |
| Total assets | $ 245.8 | $ 199.8 |
| **LIABILITIES AND EQUITY** | | |
| Accounts payable | $ 21.9 | $ 26.4 |
| Accounts payable to related parties | 10.1 | — |
| Current portion of revolving credit facility | — | 30.3 |
| Accrued expenses and other current liabilities | 8.3 | 7.3 |
| Revolving credit facility | 90.0 | — |
| Asset retirement obligations | 1.4 | 1.3 |
| Deferred tax liabilities | — | 19.5 |
| Other non-current liabilities | 9.7 | 7.3 |
| Equity | 104.4 | 107.7 |
| Total liabilities and equity | $ 245.8 | $ 199.8 |

**5. Acquisitions**

*Nettleton Acquisition*

On January 31, 2012, we completed the acquisition of an approximately 35-mile long, eight and ten inch pipeline system (the "Nettleton Pipeline") from Plains Marketing, L.P. ("Plains") (the "Nettleton Acquisition"). The purchase price, including the reimbursement by Delek of certain costs incurred by Plains, was approximately $12.3 million.

The allocation of the aggregate purchase price of the Nettleton Pipeline as of December 31, 2012 is summarized as follows (in millions):

| | |
|---|---|
| Property, plant and equipment | $ 8.6 |
| Intangible assets | 2.3 |
| Goodwill (all is expected to be deductible for tax purposes) | 1.4 |
| | $ 12.3 |

The Nettleton Pipeline is used exclusively to transport crude oil from our tank farms in and around Nettleton, Texas to the Bullard Junction in Tyler, Texas, at our refinery. During the year ended December 31, 2011, more than half of the crude oil processed at the Tyler refinery was supplied through the Nettleton Pipeline. The remainder of the crude oil was supplied through the McMurrey Pipeline, which also begins at our tank farms in and around Nettleton, Texas and then runs roughly parallel to the Nettleton Pipeline. Prior to the Nettleton Acquisition, Delek leased the Nettleton Pipeline under the terms of the Pipeline

Capacity Lease Agreement with Plains as the lessor and Delek as the lessee, dated April 12, 1999, as amended ("Plains Lease"). As a condition to the closing of the Plains Acquisition, Delek and Plains mutually terminated the Plains Lease.

***Big Sandy Acquisition***

On February 7, 2012, we purchased (i) a light petroleum products terminal located in Big Sandy, Texas, the underlying real property, and other related assets from Sunoco Partners Marketing & Terminals L.P. (the "Big Sandy Terminal") and (ii) the eight and five-eighths inch diameter Hopewell - Big Sandy Pipeline originating at Hopewell Junction, Texas and terminating at the Big Sandy Station in Big Sandy, Texas from Sunoco Pipeline L.P. (collectively, the "Big Sandy Acquisition"). The purchase price was approximately $11.0 million.

The allocation of the aggregate purchase price of the Big Sandy Acquisition as of December 31, 2012 is summarized as follows (in millions):

| | | |
|---|---|---|
| Property, plant and equipment | $ | 8.2 |
| Intangible assets | | 1.2 |
| Goodwill (all is expected to be deductible for tax purposes) | | 1.6 |
| | $ | 11.0 |

The Big Sandy Terminal had previously been supplied by the Tyler refinery but has been idle since November 2008.

***Lion Oil Acquisition***

In 2007, Delek acquired approximately 34.6% of the issued and outstanding shares of common stock of Lion Oil. In April 2011, Delek acquired an additional 53.7% of the Lion Oil from Ergon, Inc. ("Ergon") (the "Lion Acquisition"), bringing Delek's interest in Lion Oil to 88.3%. On October 7, 2011, we acquired the remaining 11.7% minority equity interests in Lion Oil held by a consortium of private investors for approximately $13.0 million, funded through existing cash on hand. Upon closing of the transaction, we increased our total equity ownership in Lion Oil from 88.3% to 100%.

At the time of acquisition, Lion Oil owned the following assets: an 80,000 bpd refinery located in El Dorado, Arkansas; the 80-mile Magnolia crude oil transportation system that runs between Shreveport, Louisiana and the Magnolia crude terminal; the 28-mile El Dorado crude oil transportation system that runs from the Magnolia terminal to the El Dorado refinery, as well as two associated product pipelines; a crude oil gathering system with approximately 600 miles of operating pipeline; and light product distribution terminals located in Memphis and Nashville, Tennessee. The distribution terminals located in Tennessee supply products to some of Delek's convenience stores in the Memphis and Nashville markets.

Upon acquiring a majority equity ownership position in Lion Oil in April 2011, Delek assumed operational management of the El Dorado refinery and its related assets. Delek now reports Lion Oil as part of its consolidated group. Transaction costs associated with the Lion Acquisition were $5.5 million during the year ended December 31, 2011 and were recognized in general and administrative expenses in the accompanying consolidated statements of operations.

During the year ended December 31, 2011, we recognized gains of $12.9 million, as a result of remeasuring the 34.6% cost basis interest in Lion Oil at its fair value as of the Lion Acquisition date in accordance with ASC 805, *Business Combinations*. This remeasurement was derived from the consideration transferred in the Lion Acquisition. This gain was recognized in the consolidated statements of operations. The acquisition-date fair value of the previous cost basis interest was $84.5 million and is included in the measurement of the consideration transferred.

The components of the consideration transferred were as follows:

| | | | | |
|---|---|---|---|---|
| Cash paid to Ergon | | | $ | 80.2 |
| Delek restricted common stock issued to Ergon | | 3,292,844 | | |
| Average price per share of Delek stock on April 29, 2011 | $ | 13.45 | | |
| Total value of common stock consideration | | | | 44.3 |
| Contingent consideration | | | | 6.7 |
| Fair value of Delek investment prior to the Lion Acquisition | | | | 84.5 |
| | | | $ | 215.7 |

The allocation of the purchase price was based upon a preliminary valuation. During 2011, we adjusted certain of the acquisition-date fair values previously disclosed, based primarily on additional information regarding contingent consideration and the finalization of working capital amounts, obtained subsequent to the acquisition. The fair value of the contingent consideration is based on certain payments due to Ergon related to future sales of the asphalt produced at the El Dorado refinery. The liability for these payments is recorded in accrued expenses and other current liabilities and other non-current liabilities in the consolidated balance sheets.

The allocation of the aggregate purchase price of Lion Oil as of December 31, 2012 is summarized as follows (in millions):

| | | |
|---|---|---|
| Inventory | $ | 227.3 |
| Accounts receivable and other current assets | | 16.9 |
| Property, plant and equipment | | 315.3 |
| Intangible assets | | 11.3 |
| Other non-current assets | | 15.5 |
| Accounts payable and other current liabilities | | (272.4) |
| Long-term note to Ergon | | (50.0) |
| Asset retirement obligations and environmental liabilities | | (9.9) |
| Other liabilities | | (12.9) |
| | | 241.1 |
| Fair value of non-controlling interest in Lion Oil | | (25.4) |
| Net fair value of equity acquired | $ | 215.7 |

Certain liabilities recorded in the Lion Acquisition relate to accruals for possible loss contingencies associated with two lawsuits pending at the time of the acquisition. We reached an agreement to settle one of these in the third quarter of 2011; the other is discussed more fully in Note 17.

Delek began consolidating Lion Oil's results of operations on April 29, 2011. Lion Oil contributed $2,089.8 million to net sales for the period from April 29, 2011 through December 31, 2011. Lion Oil contributed net income of $19.3 million (net of income attributed to non-controlling interest of $4.8 million) for the for period from April 29, 2011 through December 31, 2011. Below are the pro forma consolidated results of operations of Delek for the year ended December 31, 2011, as if the Lion Acquisition had occurred on January 1, 2010 (amounts in millions, except per share information):

| | **Year Ended December 31,** | | | |
|---|---|---|---|---|
| | **2011** | | **2010** | |
| Net sales | $ | 7,545.0 | $ | 6,248.9 |
| Net income | | 164.1 | | (57.7) |
| Net income (loss) attributed to non-controlling interest | | 6.6 | | 3.1 |
| Net income attributable to Delek | $ | 157.5 | $ | (60.8) |
| Basic earnings per share | $ | 2.63 | $ | (1.06) |
| Diluted earnings per share | $ | 2.61 | $ | (1.06) |

Product purchased from Lion Oil by the retail segment prior to the Lion Acquisition totaled $4.3 million and $15.4 million during the years ended December 31, 2011 and 2010, respectively. Also prior to the Lion Acquisition, the refining segment sold $3.6 million and $1.5 million, respectively, of intermediate products to the El Dorado refinery during the years ended December 31, 2011 and 2010. These product purchases and sales were made at market values. All product purchases and sales subsequent to the Lion Acquisition have been eliminated in consolidation.

*Paline Acquisition*

On December 19, 2011, Delek acquired all of the membership interests of Paline Pipeline Company, LLC ("Paline") from Ergon Terminaling, Inc ("Ergon Terminaling"). Paline owns and operates a 10-inch, 185-mile pipeline system (the "Paline Pipeline System"). The Paline Pipeline System is a crude line that runs between Nederland, Texas and Longview, Texas. Under the prior owner, Paline had been used to transport Gulf Coast and offshore crudes north into Longview; however, we are nearly finished with a project that will reverse the flow of crude on Paline. Delek acquired Paline and all related assets for a purchase price of $50.0 million, consisting of $25.0 million cash and a 3-year, $25.0 million note initially payable to Ergon Terminaling and subsequently assigned to Ergon.

The allocation of the aggregate purchase price of Paline as of December 31, 2012 is summarized as follows (in millions):

| | | |
|---|---|---|
| Other current assets | $ | 0.6 |
| Property, plant and equipment | | 55.3 |
| Intangible assets | | 1.6 |
| Accounts payable and other current liabilities | | (2.5) |
| Other liabilities | | (5.0) |
| | $ | 50.0 |

## 6. Inventory

Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Cost of inventory for the Tyler refinery is determined under the LIFO valuation method. Cost of crude oil, refined product and feedstock inventories in excess of market value are charged to cost of goods sold. Cost of inventory for the El Dorado refinery is determined on a FIFO basis.

Logistics inventory consists of refined products which are stated at the lower of cost or market on a FIFO basis.

Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a FIFO basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Carrying value of inventories consisted of the following (in millions):

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| Refinery raw materials and supplies | $ | 155.7 | $ | 177.9 |
| Refinery work in process | | 45.5 | | 63.4 |
| Refinery finished goods | | 217.6 | | 202.8 |
| Retail fuel | | 19.3 | | 18.8 |
| Retail merchandise | | 25.1 | | 26.2 |
| Logistics refined products | | 14.4 | | 18.9 |
| Total inventories | $ | 477.6 | $ | 508.0 |

At December 31, 2012 and December 31, 2011, the excess of replacement cost (FIFO) over the carrying value (LIFO) of the Tyler refinery inventories was $41.4 million and $45.2 million, respectively. There were (increases) reductions of $(1.1) million, $5.9 million and $0.8 million to costs of goods sold during the years ended December 31, 2012, 2011 and 2010, respectively, as a result of the liquidation of LIFO inventories.

## 7. Crude Oil Supply and Inventory Purchase Agreement

Delek entered into a Master Supply and Offtake Agreement ("Supply and Offtake Agreement") with J. Aron & Company ("J. Aron") at the closing of the Lion Acquisition. Pursuant to the Supply and Offtake Agreement, J. Aron purchases a majority of the crude oil and refined products in Lion Oil's inventory at market prices. Throughout the term of the Supply and Offtake Agreement, which expires on April 29, 2014, Lion Oil and J. Aron will identify mutually acceptable contracts for the purchase of crude oil from third parties and J. Aron will supply up to 100,000 bpd of crude to the El Dorado refinery. Crude oil supplied to the El Dorado refinery by J. Aron will be purchased daily at an estimated average monthly market price by Lion Oil. J. Aron will also purchase all refined product from the El Dorado refinery at an estimated market price daily, as they are produced. These daily purchases and sales are trued-up on a monthly basis in order to reflect actual average monthly prices. We have recorded a receivable of $18.8 million and $29.1 million as of December 31, 2012 and 2011, respectively, related to this monthly settlement. Also pursuant to the Supply and Offtake Agreement and other related agreements, Lion Oil will endeavor to arrange potential sales by either Lion Oil or J. Aron to third parties of the products produced at the El Dorado refinery. In instances where Lion Oil is the seller to such third parties, J. Aron will first transfer the applicable products to Lion Oil.

Upon any termination of the Supply and Offtake Agreement, including in connection with a force majeure, the parties are required to negotiate with third parties for the assignment to us of certain contracts, commitments and arrangements including procurement contracts, commitments for the sale of product, and pipeline, terminalling, storage and shipping arrangements. While title of the inventories resides with J. Aron, this arrangement is accounted for as a financing. Delek incurred fees of $8.4 million and $5.6 million during the years ended December 31, 2012 and 2011, which are included as a component of interest expense in the consolidated statements of operations.

Upon the expiration of the Supply and Offtake Agreement on April 29, 2014 or upon any earlier termination, Delek will be required to repurchase the consigned crude oil and refined products from J. Aron at then market prices. At December 31, 2012 and 2011, respectively, Delek had 2.9 million and 3.0 million barrels of inventory consigned to J. Aron and we have recorded a liability associated with this consigned inventory of $269.8 million and $298.8 million.

Each month, J. Aron sets target inventory levels for each product subject to pre-agreed minimum and maximum inventory levels for each product group. At December 31, 2012 and 2011, we recorded a current (payable) receivable of $(15.5) million and $0.2 million, respectively, for forward commitments related to the month end actual consignment inventory levels differing from the month end consignment inventory target levels and the associated pricing with these inventory level differences.

## 8. Property, Plant and Equipment

Property, plant and equipment, at cost, consist of the following (in millions):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Land | $ 73.8 | $ 72.9 |
| Building and building improvements | 211.8 | 200.8 |
| Refinery machinery and equipment | 645.2 | 629.4 |
| Pipelines and terminals | 150.6 | 142.2 |
| Retail store equipment and site improvements | 133.5 | 129.4 |
| Refinery turnaround costs | 48.2 | 48.1 |
| Other equipment | 40.2 | 35.2 |
| Construction in progress | 152.9 | 59.3 |
| | 1,456.2 | 1,317.3 |
| Less: accumulated depreciation | (332.0) | (263.5) |
| | $ 1,124.2 | $ 1,053.8 |

Property, plant and equipment, accumulated depreciation and depreciation expense by reporting segment as of and for the years ended December 31, 2012 and 2011 are as follows (in millions):

| | As of and For the Year Ended December 31, 2012 | | | | |
|---|---|---|---|---|---|
| | **Refining** | **Logistics** | **Retail** | **Corporate, Other and Eliminations** | **Consolidated** |
| Property, plant and equipment | $ 825.4 | $ 172.3 | $ 433.7 | $ 24.8 | $ 1,456.2 |
| Less: Accumulated depreciation | (158.2) | (18.8) | (153.6) | (1.4) | (332.0) |
| Property, plant and equipment, net | $ 667.2 | $ 153.5 | $ 280.1 | $ 23.4 | $ 1,124.2 |
| Depreciation expense | $ 47.7 | $ 5.1 | $ 24.6 | $ 0.9 | $ 78.3 |

| | As of and For the Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | **Refining[(1)]** | **Logistics[(1)]** | **Retail** | **Corporate, Other and Eliminations** | **Consolidated** |
| Property, plant and equipment | $ 761.8 | $ 145.0 | $ 402.6 | $ 7.9 | $ 1,317.3 |
| Less: Accumulated depreciation | (115.5) | (11.3) | (136.3) | (0.4) | (263.5) |
| Property, plant and equipment, net | $ 646.3 | $ 133.7 | $ 266.3 | $ 7.5 | $ 1,053.8 |
| Depreciation expense | $ 41.5 | $ 3.7 | $ 25.5 | $ 0.1 | $ 70.8 |

(1) In conjunction with the DKL Offering, we have reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics.

## 9. Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. Goodwill acquired in a purchase business combination is recorded at fair value and is not amortized. Delek's goodwill relates to its retail and logistics segments only. As of December 31, 2012, our accumulated impairment losses were $20.4 million, all of which related to our retail segment.

Delek performs an annual assessment of whether goodwill retains its value. This assessment is done more frequently if indicators of potential impairment exist. We performed our annual goodwill impairment review in the fourth quarter of 2012, 2011 and 2010. In performing these reviews we determined reporting units at a level below segment for our retail segment and in our logistics segment our review was done at the original west Texas operations level of the segment. We performed a discounted cash flows test to test for value of each of our reporting units. We use a market participant weighted average cost of capital, estimated minimal growth rates for revenue, gross profit, and capital expenditures based on history and our best estimate of future forecasts. We also estimated the fair values of the reporting units using a multiple of expected future cash flows such as those used by third party analysts. In 2011, this review resulted in the need to determine the impairment of goodwill in one of the reporting units of the retail segment. We estimated the fair value of the assets and liabilities attributable to reporting units and this work resulted in impairments of goodwill, and therefore, non-cash charges of $2.2 million were recorded in the accompanying consolidated statement of operations during the year ended December 31, 2011. In December 31, 2012 and 2010, the annual impairment review resulted in the determination that no impairment of goodwill had occurred.

A summary of our goodwill accounts in our retail and logistics segments are as follows (in millions):

| | Retail | Logistics | Total |
|---|---|---|---|
| Balance, December 31, 2009 | $ 64.4 | $ 7.5 | $ 71.9 |
| Goodwill impairment | — | — | — |
| Balance, December 31, 2010 | 64.4 | 7.5 | 71.9 |
| Goodwill impairment | (2.2) | — | (2.2) |
| Balance, December 31, 2011 | 62.2 | 7.5 | 69.7 |
| Acquisitions | — | 3.0 | 3.0 |
| Goodwill impairment | — | — | — |
| Balance, December 31, 2012 | $ 62.2 | $ 10.5 | $ 72.7 |

**10. Other Intangible Assets**

A summary of our identifiable intangible assets are as follows (in millions):

| As of December 31, 2012 | Useful Life | Gross | Accumulated Amortization | Net |
|---|---|---|---|---|
| Intangible Assets subject to amortization: | | | | |
| Supply contracts | 11.5 years | $ 12.2 | $ (6.8) | $ 5.4 |
| Trademarks | 4 years | 0.7 | (0.7) | — |
| Non-compete Agreements | 3-10 years | 1.3 | (1.2) | 0.1 |
| Capacity contract | 3 years | 9.3 | (5.1) | 4.2 |
| Intangible assets not subject to amortization: | | | | |
| Rights-of-Way | Indefinite | 7.0 | — | 7.0 |
| Total | | $ 30.5 | $ (13.8) | $ 16.7 |

| As of December 31, 2011 | Useful Life | Gross | Accumulated Amortization | Net |
|---|---|---|---|---|
| Intangible Assets subject to amortization: | | | | |
| Supply contracts | 11.5 years | $ 12.2 | $ (5.7) | $ 6.5 |
| Trademarks | 4 years | 0.7 | (0.7) | — |
| Non-compete Agreements | 3-10 years | 1.3 | (1.1) | 0.2 |
| Capacity contract | 3 years | 9.3 | (2.1) | 7.2 |
| Intangible assets not subject to amortization: | | | | |
| Rights-of-Way | Indefinite | 3.6 | — | 3.6 |
| Total | | $ 27.1 | $ (9.6) | $ 17.5 |

Amortization of intangible assets was $4.2 million, $3.3 million and $1.4 million during the years ended December 31, 2012, 2011 and 2010, respectively, and is included in depreciation and amortization on the accompanying consolidated statements of operations. Amortization expense is estimated to be $4.2 million, $2.1 million, $1.1 million, $1.1 million and $1.1 million, for the years ended 2013 through 2017, respectively.

## 11. Long-Term Obligations and Notes Payable

Outstanding borrowings under Delek's existing debt instruments and capital lease obligations are as follows (in millions):

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| MAPCO Revolver | $ 77.0 | $ 77.5 |
| Fifth Third Revolver | — | 30.3 |
| DKL Revolver | 90.0 | — |
| Reliant Bank Revolver | 4.0 | — |
| Promissory notes | 123.6 | 228.6 |
| Term Loan Facility | 67.0 | 95.5 |
| Capital lease obligations | 0.6 | 0.7 |
| | 362.2 | 432.6 |
| Less: Current portion of long-term debt, notes payable and capital lease obligations | 52.2 | 74.2 |
| | $ 310.0 | $ 358.4 |

Principal maturities of Delek's existing third party debt instruments for the next five years and thereafter are as follows as of December 31, 2012 (in millions):

| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| MAPCO Revolver | $ — | $ — | $ 77.0 | $ — | $ — | $ — | $ 77.0 |
| DKL Revolver | — | — | — | — | 90.0 | — | 90.0 |
| Reliant Bank Revolver | — | 4.0 | — | — | — | — | 4.0 |
| Promissory notes | 36.2 | 36.3 | 20.0 | 10.3 | 10.3 | 10.5 | 123.6 |
| Term Loan Facility | 16.0 | 16.0 | 16.0 | 19.0 | — | — | 67.0 |
| Capital lease obligations | — | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.6 |
| Total | $ 52.2 | $ 56.4 | $ 113.1 | $ 29.4 | $ 100.4 | $ 10.7 | $ 362.2 |

### *MAPCO Revolver*

On December 23, 2010, we executed a $200.0 million revolving credit facility ("MAPCO Revolver") that includes (i) a $200.0 million revolving credit limit; (ii) a $10.0 million swing line loan sub-limit; (iii) a $50.0 million letter of credit sub-limit; and (iv) an accordion feature which permits an increase in borrowings of up to $275.0 million, subject to additional lender commitments. The MAPCO Revolver extended and increased the $108.0 million revolver and terminated the $165.0 million term loan outstanding under our Second Amended and Restated Credit Agreement among MAPCO, Fifth Third Bank as Administrative Agent and the lenders party thereto, as amended ("Senior Secured Credit Facility"). As of December 31, 2012, we had $77.0 million outstanding under the MAPCO Revolver, as well as letters of credit issued of $8.5 million. Borrowings under the MAPCO Revolver are secured by substantially all the assets of Express and its subsidiaries. The MAPCO Revolver will mature on December 23, 2015. The MAPCO Revolver bears interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. At December 31, 2012, the weighted average borrowing rate was approximately 4.2%. Additionally, the MAPCO Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.75% per year. Amounts available under the MAPCO Revolver as of December 31, 2012 were approximately $114.5 million.

### *Wells ABL*

We have an asset-based loan ("ABL") revolving credit facility ("Wells ABL") that includes an accordion feature which permits an increase in facility size of up to $600.0 million subject to additional lender commitments. In connection with the closing of the Lion Acquisition, Delek executed an amendment to the Wells ABL (the "Wells ABL Amendment") on April 29, 2011. Under the terms of the Wells ABL Amendment, among other things, (i) the size of the Wells ABL was increased from $300.0 million to $400.0 million, (ii) the swing line loan sub-limit was increased from $30.0 million to $40.0 million, (iii) the letter of credit sub-limit was increased from $300.0 million to $375.0 million, (iv) the maturity date of the facility was extended from February 23, 2014 to April 29, 2015, and (v) the Wells ABL Amendment permits the issuance of letters of credit under the Wells ABL to secure obligations of Lion Oil and authorizes a factoring agreement between Refining and Lion Oil. As of December 31, 2012, we had letters of credit issued under the facility totaling approximately $161.5 million and a nominal amount in outstanding loans under the Wells ABL. Borrowings under the Wells ABL are secured by substantially all the assets of Refining and its subsidiaries, with certain limitations. Under the facility, revolving loans and letters of credit are provided subject to availability requirements which are determined pursuant to a borrowing base calculation as defined in the credit agreement. The borrowing base as calculated is primarily supported by cash, certain accounts receivable and certain inventory. Borrowings under the facility bear interest based on predetermined pricing grids which allow us to choose between Base Rate Loans or LIBOR Rate Loans. As of December 31, 2012, the weighted average borrowing rate was approximately 4.8%. Additionally, the Wells ABL requires us to pay a credit utilization dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.75% per year. Borrowing capacity, as calculated and reported under the terms of the Wells ABL credit facility, net of a $20.0 million availability reserve requirement, as of December 31, 2012 was $178.2 million.

### *Fifth Third Revolver*

We had a revolving credit facility with Fifth Third Bank ("Fifth Third Revolver") that carried a credit limit of $75.0 million, including a $35.0 million sub-limit for letters of credit. Borrowings under the Fifth Third Revolver were secured by substantially all of the assets of Marketing. We amended the Fifth Third Revolver on August 23, 2012 to extend the maturity date by one year to December 19, 2013. The Fifth Third Revolver bore interest based on predetermined pricing grids that allowed us to choose between Base Rate Loans or LIBOR Rate Loans. The Fifth Third Revolver was repaid in conjunction with the DKL Offering. As of December 31, 2012, we had no outstanding borrowings or letters of credit issued under the facility.

### *DKL Revolver*

On November 7, 2012, Delek Logistics entered into a $175.0 million senior secured revolving credit agreement with Fifth Third Bank, as administrative agent, and a syndicate of lenders ("DKL Revolver"). Delek Logistics and each of its existing subsidiaries are borrowers under the DKL Revolver. The DKL Revolver includes a $50.0 million sublimit for letters of credit and a $7.0 million sublimit for swing line loans. The credit agreement also contains an accordion feature whereby Delek Logistics can increase the size of the credit facility to an aggregate of $225.0 million, subject to receiving increased or new commitments from lenders and the satisfaction of certain other conditions precedent.

The obligations under the DKL Revolver are secured by a first priority lien on substantially all of Delek Logistics' tangible and intangible assets. A subsidiary of Delek provides a limited guaranty of $102.0 million of Delek Logistics' obligations under the DKL Revolver. The DKL Revolver will mature on November 7, 2017. Borrowings under the credit facility bear interest at either a base rate, plus an applicable margin, or a LIBOR rate, plus an applicable margin, at the election of the borrowers. The applicable margin varies based upon Delek Logistics' Leverage Ratio, which is defined as the ratio of total funded debt to EBITDA for the most recently ended four fiscal quarters. At December 31, 2012 the weighted average borrowing rate was approximately 2.3%. Additionally, the DKL Revolver requires us to pay a leverage ratio dependent quarterly fee on the average unused revolving commitment. As of December 31, 2012, this fee was 0.3% per year. As of December 31, 2012, Delek Logistics had $90.0 million outstanding borrowings under the credit facility, as well as letters of credit issued of $10.0 million. Amounts available under the DKL Revolver as of December 31, 2012 were approximately $75.0 million.

***Reliant Bank Revolver***

We have a revolving credit agreement with Reliant Bank ("Reliant Bank Revolver") that provides for unsecured loans of up to $10.0 million. As of December 31, 2012, we had $4.0 million outstanding under this facility. The Reliant Bank Revolver was amended on June 28, 2012 to (i) extend the maturity date by two years, to June 28, 2014 and (ii) decrease the interest rate for borrowings under the facility to a fixed rate of 5.25%. The Reliant Bank Revolver was further amended on December 12, 2012 to (i) increase the facility size to $10.0 million from $7.5 million and (ii) conform certain changes in the financial covenants to be consistent with the financial covenants amendments made to the Leumi and IDB Notes (as defined below) and Term Loan Facility (as defined below) in connection with the DKL Offering. The Reliant Bank Revolver requires us to pay a quarterly fee of 0.50% per year on the average available revolving commitment. As of December 31, 2012, we had $6.0 million available under the Reliant Bank Revolver.

***Promissory Notes***

On November 2, 2010, Delek executed a promissory note in the principal amount of $50.0 million with Bank Leumi USA ("Leumi Note"). In connection with the closing of the Lion Acquisition, the Leumi Note was amended April 29, 2011 to address the effect of the purchase on the security and financial covenants under the Leumi Note. On November 7, 2012, in connection with the DKL Offering, the Leumi Note was further amended to address the effect of the DKL Offering on the security and covenants under the Leumi Note. Among other things, the amendment also extends the maturity date by two years to October 1, 2015, increases the quarterly principal amortization payments from $2.0 million to $2.2 million and required a principal prepayment of $10.0 million made on the amendment effective date. As of December 31, 2012, we had $20.7 million in outstanding borrowings under the Leumi Note. The Leumi Note replaced and terminated promissory notes with Bank Leumi USA in the original principal amounts of $30.0 million and $20.0 million and is secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, (iii) a second lien on all assets of Lion Oil that secure the Term Loan Facility discussed below and (iv) a second priority lien in the subordinated and common units of Delek Logistics held by Lion Oil. The Leumi Note bears interest at the greater of a fixed spread over three-month LIBOR or an interest rate floor of 5.5%. As of December 31, 2012, the weighted average borrowing rate was 5.5%.

On October 5, 2010, Delek entered into two promissory notes with Israel Discount Bank of New York ("IDB") in the principal amounts of $30.0 million and $20.0 million (collectively the "IDB Notes"). In connection with the closing of the Lion Acquisition, the IDB Notes were amended and restated on April 29, 2011 to address the effect of the purchase on the security and financial covenants under the notes. On November 7, 2012, in connection with the DKL Offering, the IDB Notes were further amended to address the effect of the DKL Offering on the security and covenants under the IDB Notes. Among other things, the amendments also extend the maturity dates under both notes from December 31, 2013 to October 1, 2015, increase the aggregate quarterly principal amortization payments from $2.0 million to $2.2 million and required an aggregate principal prepayment of $10.0 million made on the amendment effective date. As of December 31, 2012, we had $24.5 million in total outstanding borrowings under the IDB Notes. The IDB Notes replaced and terminated promissory notes with IDB in the original principal amounts of $30.0 million and $15.0 million and are secured by (i) all of our shares in Lion Oil, (ii) a guarantee by Lion Oil and its subsidiaries, (iii) a second priority lien on all assets of Lion Oil that secure the Term Loan Facility discussed below and (iv) a second lien in the subordinated and common units of Delek Logistics held by Lion Oil. Both IDB Notes bear interest at the greater of a fixed spread over various LIBOR tenors, as elected by the borrower, or an interest rate floor of 5.50%. As of December 31, 2012, the weighted average borrowing rate was approximately 5.50% under both IDB Notes.

On September 28, 2010, Delek executed an amended and restated note ("Petroleum Note") in favor of Delek Petroleum Ltd, an Israeli corporation and an affiliate of the company ("Delek Petroleum") in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. The Petroleum Note was amended on April 28, 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. On September 25, 2012, the remaining principal outstanding under the Petroleum Note was paid in full. As of December 31, 2012, no obligations remain outstanding under the Petroleum Note.

In 2011, Delek began construction of new MAPCO Mart convenience stores (each a "Build-to-Suit Development" or "BTS"). In order to fund these construction projects, we entered into separate MAPCO Notes for each BTS project with Standard Insurance Company (collectively, the "MAPCO Notes") varying in size from $0.1 million to $1.9 million. The MAPCO Notes bear interest at fixed rates, ranging from 5.0% to 6.4%. Each of the MAPCO Notes is secured by the land, building and equipment of its respective completed MAPCO Mart. Under the terms of each MAPCO Note, beginning on the first day of the eleventh month following the initial fund advancement, we are required to make payments of principal on each respective MAPCO Note over a ten year term calculated using a 25 year amortization schedule. If any MAPCO Note is not paid in full after the initial ten year period, we may continue to make monthly payments under that MAPCO Note, however the interest rate will reset pursuant to the terms of that MAPCO Note. There is also an additional interest rate reset after the first twenty year period. The final maturity dates of the MAPCO Notes range from June 1, 2036 to October 1, 2038. As of December 31, 2012, we have entered into 13 Notes related to these BTS projects and we have drawn approximately $11.7 million in total under the MAPCO Notes.

On April 28, 2011, Delek executed a subordinated note with Delek Petroleum in the principal amount of $40.0 million ("Subordinated Note"). The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility discussed below. On September 25, 2012, the remaining principal outstanding under the Subordinated Note was prepaid in full. As of December 31, 2012, no obligations remain outstanding under the Subordinated Note.

On April 29, 2011, Delek entered into a $50.0 million promissory note with Ergon ("Ergon Note") in connection with the closing of the Lion Acquisition. As of December 31, 2012, $50.0 million was outstanding under the Ergon Note. The Ergon Note requires Delek to make annual amortization payments of $10.0 million each commencing April 29, 2013. The Ergon Note matures on April 29, 2017. Interest under the Ergon Note is computed at a fixed rate equal to 4.0% per annum.

On December 19, 2011, Delek entered into a $25.0 million promissory note with Ergon Terminaling ("Ergon Paline Note") in connection with the closing of the acquisition of all of the membership interests of Paline from Ergon Terminaling. The Ergon Paline Note was subsequently assigned by Ergon Terminaling to Ergon. As of December 31, 2012, $16.7 million was outstanding under the Ergon Paline Note. The Ergon Paline Note requires Delek to make quarterly amortization payments of approximately $2.1 million each commencing on March 31, 2012. The Ergon Paline Note matures on December 19, 2014. Interest under the Ergon Paline Note is computed at fixed rate equal to 6.0% per annum.

***Term Loan Facility***

On April 29, 2011, Delek entered into a $100.0 million term loan credit facility ("Term Loan Facility") with Israeli Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as the lenders. On November 7, 2012, in connection with the DKL Offering, the Term Loan Facility was amended to address the effect of the DKL Offering on the security and covenants under the Term Loan Facility. Among other things, the amendment also required a principal prepayment of $15.0 million made on the amendment effective date. As of December 31, 2012, $67.0 million was outstanding under the Term Loan Facility. The Term Loan Facility requires Delek to make four quarterly amortization payments of $1.5 million each commencing June 30, 2011, followed by sixteen quarterly principal amortization payments of $4.0 million each. The Term Loan Facility matures on April 29, 2016, and is secured by (i) all assets of Lion Oil (excluding inventory and accounts receivable), (ii) all of our shares in Lion Oil and (iii) a first priority lien on the subordinated and common units of Delek Logistics held by Lion Oil. Interest on the unpaid balance of the Term Loan Facility is computed at a rate per annum equal to the LIBOR Rate or the Reference Rate, at our election, plus the applicable margins, subject in each case to an interest rate floor of 5.5% per annum. As of December 31, 2012, the weighted average borrowing rate was approximately 5.5%.

***Restrictive Covenants***

Under the terms of our MAPCO Revolver, Wells ABL, DKL Revolver, Reliant Bank Revolver, Leumi Note, IDB Notes and Term Loan Facility we are required to comply with certain usual and customary financial and non-financial covenants. Further, although we are not required to comply with a fixed charge coverage ratio financial covenant under the Wells ABL during the year ended December 31, 2012, we may be required to comply with the covenant at times when the borrowing base excess availability is less than certain thresholds, as defined in the Wells ABL. We believe we were in compliance with all covenant requirements under each of our facilities as of December 31, 2012.

Certain of our credit facilities contain limitations on the incurrence of additional indebtedness, making of investments, creation of liens, disposition of property, making of restricted payments and transactions with affiliates. Specifically, these covenants may limit the payment, in the form of cash or other assets, of dividends or other distributions, or the repurchase of shares with respect to the equity of our subsidiaries. Additionally, certain of our credit facilities limit our ability to make investments, including extensions of loans or advances to, or acquisition of equity interests in, or guarantees of obligations of, any other entities.

***Restricted Net Assets***

Some of Delek's subsidiaries have restrictions in their respective credit facilities limiting their use of certain assets, as has been discussed above. The total amount of our subsidiaries' restricted net assets as of December 31, 2012 was $1,018.0 million.

***Interest-Rate Derivative Instruments***

In 2011, Delek entered into interest rate swap agreements for a total notional amount of $160.0 million. These agreements are intended to economically hedge floating rate debt related to our current borrowings. However, as we have elected to not apply the permitted hedge accounting treatment, including formal hedge designation and documentation, in accordance with the provisions of ASC 815, the fair value of the derivatives is recorded in other non-current liabilities in the accompanying consolidated balance sheets with the offset recognized in earnings. The derivative instruments mature in 2015. The estimated mark-to-market liability associated with our interest rate derivatives as of December 31, 2012 was $4.7 million.

In accordance with ASC 815, we recorded non-cash expense representing the change in estimated fair value of the interest rate swap agreements of $0.5 million and $4.2 million for the years ended December 31, 2012 and 2011, respectively.

While Delek has not elected to apply permitted hedge accounting treatment for these interest rate derivatives in accordance with the provisions of ASC 815 in the past, we may choose to elect that treatment in future transactions.

**12. Stock Based Compensation**

***2006 Long-Term Incentive Plan***

The Delek US Holdings, Inc. 2006 Long-Term Incentive Plan, as amended (the "Plan"), allows Delek to grant stock options, SARs, restricted stock, RSUs and other stock-based awards of up to 5,053,392 shares of Delek's common stock to certain directors, officers, employees, consultants and other individuals who perform services for Delek or its affiliates. Stock options and SARs granted under the Plan are generally granted at market price or higher. The vesting of all outstanding awards is subject to continued service to Delek or its affiliates except that vesting of awards granted to certain executive employees could, under certain circumstances, accelerate upon termination of their employment and the vesting of all outstanding awards could accelerate upon the occurrence of an Exchange Transaction (as defined in the Plan).

In the second quarter of 2010, Delek's Board of Directors and its Incentive Plan Committee began using stock-settled SARs, rather than stock options, as the primary form of appreciation award under the Plan.

***Delek Logistics GP, LLC 2012 Long-Term Incentive Plan***

Our subsidiary and the general partner of Delek Logistics, Delek Logistics GP, LLC, maintains a unit-based compensation plan for officers, directors and employees of Delek Logistics GP or its affiliates and any consultants, affiliates of our general partner or other individuals who perform services for Delek Logistics. The Delek Logistics GP, LLC 2012 Long-Term Incentive Plan ("Logistics LTIP") permits the grant of phantom units, unit options, restricted units, unit appreciation rights, distribution equivalent rights, unit awards, and other unit-based awards. The Logistics LTIP limits the number of units that may be delivered pursuant to vested awards to 612,207 common units, subject to proportionate adjustment in the event of unit splits and similar events. Awards granted during 2012 under the Logistics LTIP will be settled with Delek Logistics units. Compensation cost for these awards was not material to the consolidated financial statements for the year ended December 31, 2012.

*Option and SAR Assumptions*

The table below provides the assumptions used in estimating the fair values of our outstanding stock options and SARs. For all awards granted, we calculated volatility using historical volatility and implied volatility of a peer group of public companies using weekly stock prices.

| | 2012 Grants (Graded Vesting) 4 years | 2011 Grants (Graded Vesting) 4 years | 2010 Grants (Graded Vesting) 4 years | 2009 Grants (Graded Vesting) 3-4 years | 2009 Grants (Cliff Vesting) 4 Years |
|---|---|---|---|---|---|
| Expected Volatility | 55.35%-57.46% | 58.58%-60.54% | 33.01-60.88% | 34.73%-37.78% | 35.31%-37.22% |
| Dividend Yield | 1.00% | 1.00% | 1.00% | 1.00% | 1.00% |
| Expected Term | 6.25 years | 6.25 years | 6.25 years | 6.0-6.25 years | 7.0 years |
| Risk Free Rate | 0.04%-2.04% | 0.00%-3.37% | 0.06%-3.33% | 0.06%-3.53% | 0.06%-3.53% |
| Fair Value | $ 9.28 | $ 6.59 | $ 3.51 | $ 2.66 | $ 0.98 |

*Stock Option and SAR Activity*

The following table summarizes the stock option and SAR activity for Delek for the years ended December 31, 2012, 2011 and 2010:

| | Number of Options | Weighted-Average Exercise Price | Weighted-Average Contractual Term | Average Intrinsic Value |
|---|---|---|---|---|
| Options outstanding, December 31, 2009 | 4,819,540 | $ 8.66 | | |
| Granted | 459,400 | $ 7.36 | | |
| Exercised | (1,319,493) | $ 2.03 | | |
| Forfeited | (240,639) | $ 9.77 | | |
| Options and SARs outstanding, December 31, 2010 | 3,718,808 | $ 10.78 | | |
| Granted | 945,500 | $ 14.22 | | |
| Exercised | (311,912) | $ 8.92 | | |
| Forfeited | (294,567) | $ 11.07 | | |
| Options and SARs outstanding, December 31, 2011 | 4,057,829 | $ 11.71 | | |
| Granted | 1,140,300 | $ 19.01 | | |
| Exercised | (2,538,210) | $ 10.95 | | |
| Forfeited | (101,078) | $ 12.84 | | |
| Options and SARs outstanding, December 31, 2012 | 2,558,841 | $ 15.67 | 7.6 | $ 12.3 |
| Vested options and SARs exercisable, December 31, 2012 | 405,690 | $ 12.54 | 5.1 | $ 5.2 |

*Restricted Stock Units*

The fair value of RSUs is determined based on the closing price of Delek's common stock on grant date. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2012 was $23.94.

The following table summarizes the RSU activity for Delek for the years ended December 31, 2012, 2011 and 2010:

| | Number of RSUs | Weighted-Average Grant Price |
|---|---|---|
| Non-vested RSUs, December 31, 2009 | 136,625 | $ 10.38 |
| Granted | 36,500 | $ 7.84 |
| Vested | (64,125) | $ 11.21 |
| Non-vested RSUs, December 31, 2010 | 109,000 | $ 9.04 |
| Granted | 875,000 | $ 11.66 |
| Vested | (43,500) | $ 11.14 |
| Forfeited | (5,000) | $ 7.55 |
| Non-vested RSUs, December 31, 2011 | 935,500 | $ 11.41 |
| Granted | 156,000 | $ 23.94 |
| Vested | (279,045) | $ 11.65 |
| Non-vested RSUs, December 31, 2012 | 812,455 | $ 13.73 |

***Compensation Expense Related to Equity-based Awards***

Compensation expense for the equity-based awards amounted to $6.1 million ($4.0 million, net of taxes), $2.7 million ($1.8 million, net of taxes) and $3.1 million ($2.1 million, net of taxes) for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations. We recognized a total income tax benefit for equity-based awards of $9.2 million and $2.7 million for the years end December 31, 2012 and 2011, respectively. There was no income tax benefit for equity-based awards for the year ended December 31, 2010.

As of December 31, 2012, there was $19.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 2.6 years.

The aggregate intrinsic value, which represents the difference between the underlying stock's market price and the award's exercise price, of the share-based awards exercised or vested during the years ended December 31, 2012, 2011 and 2010 was $27.8 million, $2.3 million and $7.2 million, respectively. During the years December 31, 2012, 2011 and 2010, respectively, we issued 1,583,121, 340,375 and 702,638 shares of common stock as a result of exercised or vested equity-based awards. These amounts are net of 1,234,134 and 15,037 shares, respectively, withheld to satisfy employee tax obligations related to the exercises and vestings for the years ended December 31, 2012 and 2011. Delek paid approximately $8.2 million, a nominal amount and $2.5 million of taxes in connection with the settlement of these awards for the years ended December 31, 2012, 2011 and 2010. We issue new shares of common stock upon exercise or vesting of share-based awards.

**13. Segment Data**

We report our operating results in three reportable segments: refining, logistics and retail. Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of its reportable segments based on the segment contribution margin.

In conjunction with the DKL Offering, we have reclassified certain operating segments. The majority of the assets previously reported as our marketing segment and certain assets previously operated by our refining segment were contributed to Delek Logistics. The results of the operation of these assets are now reported in our logistics segment. Further, certain operations previously included as part of our marketing segment were retained by Delek and are now reported as part of our refining segment. The historical results of the operation of these assets have been reclassified to conform to the current presentation.

Segment contribution margin is defined as net sales less cost of sales and operating expenses, excluding depreciation and amortization. Operations which are not specifically included in the reportable segments are included in the corporate and other category, which primarily consists of operating expenses, depreciation and amortization expense and interest income and expense associated with corporate headquarters.

The refining segment processes crude oil and other purchased feedstocks for the manufacture of transportation motor fuels including various grades of gasoline, diesel fuel, aviation fuel, asphalt and other petroleum-based products that are distributed through owned and third-party product terminals. The refining segment has a combined nameplate capacity of 140,000 bpd, including the 60,000 bpd Tyler refinery and the 80,000 bpd El Dorado refinery.

Our logistics segment owns and operates crude oil and refined products logistics and marketing assets. The logistics segment generates revenue and subsequently contribution margin, which we define as net sales less cost of goods sold and operating expenses, by charging fees for gathering, transporting and storing crude oil and for marketing, distributing, transporting and storing refined products.

Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of company-operated retail fuel and convenience stores throughout the southeastern United States. As of December 31, 2012, we had 373 stores in total, consisting of 201 located in Tennessee, 88 in Alabama, 58 in Georgia, 12 in Arkansas and 8 in Virginia. The remaining 6 stores are located in Kentucky and Mississippi. The retail fuel and convenience stores operate under Delek's MAPCO Express®, MAPCO Mart®, East Coast®, Fast Food and Fuel™, Favorite Markets®, Delta Express® and Discount Food Mart™ brands. The retail segment also supplied fuel to approximately 67 dealer locations as of December 31, 2012. In the retail segment, management reviews operating results on a divisional basis, where a division represents a specific geographic market. These divisional operating segments exhibit similar economic characteristics, provide the same products and services, and operate in such a manner such that aggregation of these operations is appropriate for segment presentation.

Our refining business has a services agreement with our logistics segment, which, among other things, requires the refining segment to pay service fees based on the number of gallons sold at the Tyler refinery and a sharing of a portion of the margin achieved in return for providing marketing, sales and customer services. This intercompany transaction fee was $12.6 million and $12.2 million during the years ended December 31, 2012 and 2011, respectively. Additionally, the refining segment pays crude transportation and storage fees to the logistics segment for the utilization of certain crude pipeline assets. These fees were $30.0 million and $10.1 million during the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012 and 2011, the refining segment recorded sales and fee revenues from the retail and logistics segments in the amount of $170.1 million and $83.4 million, respectively. All inter-segment transactions have been eliminated in consolidation.

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in millions):

| | As of and For the Year Ended December 31, 2012 | | | | |
|---|---|---|---|---|---|
| **(In millions)** | **Refining** | **Retail** | **Logistics** | **Corporate, Other and Eliminations** | **Consolidated** |
| Net sales (excluding intercompany fees and sales) | $ 6,070.8 | $ 1,877.8 | $ 775.9 | $ 2.2 | $ 8,726.7 |
| Intercompany fees and sales | 170.1 | — | 42.6 | (212.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 5,441.1 | 1,704.6 | 757.9 | (199.2) | 7,704.4 |
| Operating expenses | 213.7 | 128.0 | 23.4 | (1.8) | 363.3 |
| Segment contribution margin | $ 586.1 | $ 45.2 | $ 37.2 | $ (9.5) | 659.0 |
| General and administrative expenses | | | | | 103.5 |
| Depreciation and amortization | | | | | 82.5 |
| Gain on sale of assets | | | | | (0.1) |
| Operating income | | | | | $ 473.1 |
| Total assets | $ 1,873.3 | $ 425.6 | $ 245.8 | $ 79.0 | $ 2,623.7 |
| Capital spending (excluding business combinations) | $ 65.9 | $ 29.1 | $ 10.5 | $ 26.5 | $ 132.0 |

| | As of and For the Year Ended December 31, 2011 | | | | |
|---|---|---|---|---|---|
| **(In millions)** | **Refining** | **Retail** | **Logistics** | **Corporate, Other and Eliminations** | **Consolidated** |
| Net sales (excluding intercompany fees and sales) | $ 4,632.5 | $ 1,859.4 | $ 715.8 | $ (9.5) | $ 7,198.2 |
| Intercompany fees and sales | 83.4 | — | 22.3 | (105.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 4,160.9 | 1,679.4 | 694.8 | (105.2) | 6,429.9 |
| Operating expenses | 175.4 | 132.6 | 12.9 | — | 320.9 |
| Impairment of goodwill | — | 2.2 | — | — | 2.2 |
| Segment contribution margin | $ 379.6 | $ 45.2 | $ 30.4 | $ (10.0) | 445.2 |
| General and administrative expenses | | | | | 81.4 |
| Depreciation and amortization | | | | | 74.1 |
| Loss on sale of assets | | | | | 3.6 |
| Operating income | | | | | $ 286.1 |
| Total assets | $ 1,630.6 | $ 412.1 | $ 201.1 | $ (13.2) | $ 2,230.6 |
| Capital spending (excluding business combinations) | $ 36.0 | $ 36.5 | $ 0.9 | $ 7.6 | $ 81.0 |

| (In millions) | Refining | Retail | Logistics | Corporate, Other and Eliminations | Consolidated |
|---|---|---|---|---|---|
| | As of and For the Year Ended December 31, 2010 | | | | |
| Net sales (excluding intercompany fees and sales) | $ 1,678.2 | $ 1,592.3 | $ 484.3 | $ 0.8 | $ 3,755.6 |
| Intercompany fees and sales | 15.6 | — | 20.1 | (35.7) | — |
| Operating costs and expenses: | | | | | |
| Cost of goods sold | 1,556.2 | 1,405.2 | 476.7 | (25.2) | 3,412.9 |
| Operating expenses | 92.0 | 134.7 | 2.9 | (0.1) | 229.5 |
| Insurance proceeds - business interruption | (12.8) | — | — | — | (12.8) |
| Property damage proceeds, net | (4.0) | — | — | — | (4.0) |
| Segment contribution margin | $ 62.4 | $ 52.4 | $ 24.8 | $ (9.6) | 130.0 |
| General and administrative expenses | | | | | 59.0 |
| Depreciation and amortization | | | | | 61.1 |
| Loss on sale of assets | | | | | 0.7 |
| Operating income | | | | | $ 9.2 |
| Total assets | $ 555.1 | $ 420.8 | $ 72.2 | $ 96.5 | $ 1,144.6 |
| Capital spending (excluding business combinations) | $ 42.3 | $ 14.4 | $ — | $ 0.1 | $ 56.8 |

**14. Fair Value Measurements**

The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments. Management estimates that the carrying value approximates fair value for all of Delek's assets and liabilities that fall under the scope of ASC 825.

Delek applies the provisions of ASC 820, which defines fair value, establishes a framework for its measurement and expands disclosures about fair value measurements. ASC 820 applies to our interest rate and commodity derivatives that are measured at fair value on a recurring basis. The standard also requires that we assess the impact of nonperformance risk on our derivatives. Nonperformance risk is not considered material at this time.

ASC 820 requires disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

OTC commodity swaps, physical commodity purchase and sale contracts and interest rate swaps are generally valued using industry-standard models that consider various assumptions, including quoted forward prices for interest rates, time value, volatility factors and contractual prices for the underlying instruments, as well as other relevant economic measures. The degree to which these inputs are observable in the forward markets determines the classification as Level 2 or 3. Our contracts are valued using quotations provided by brokers based on exchange pricing and/or price index developers such as Platts or Argus. These are classified as Level 2.

The fair value hierarchy for our financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2012, was (in millions):

| | As of December 31, 2012 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| OTC commodity swaps | $ — | $ 3.5 | $ — | $ 3.5 |
| Liabilities | | | | |
| Interest rate swaps | — | (4.7) | | (4.7) |
| OTC commodity swaps | — | (4.1) | | (4.1) |
| Total liabilities | — | (8.8) | — | (8.8) |
| Net liabilities | $ — | $ (5.3) | $ — | $ (5.3) |

| | As of December 31, 2011 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets | | | | |
| OTC commodity swaps | $ — | $ 3.6 | $ — | $ 3.6 |
| Liabilities | | | | |
| Interest rate swaps | — | (4.2) | — | (4.2) |
| OTC commodity swaps | — | (1.4) | — | (1.4) |
| Total liabilities | — | (5.6) | — | (5.6) |
| Net liabilities | $ — | $ (2.0) | $ — | $ (2.0) |

The derivative values above are based on analysis of each contract as the fundamental unit of account as required by ASC 820. Derivative assets and liabilities with the same counterparty are not netted where the legal right of offset exists. This differs from the presentation in the financial statements which reflects our policy under the guidance of ASC 815-10-45, wherein we have elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty. As of December 31, 2012, $2.7 million of cash collateral is held by counterparty brokerage firms and has been netted with the net derivative positions with each counterparty.

**15. Derivative Instruments**

We use derivatives to reduce normal operating and market risks with the primary objectives being the reduction of the impact of market price volatility on our results of operations; including:

- Limiting the exposure to price fluctuations of commodity inventory above or below target levels at each of our segments;
- Managing our exposure to commodity price risk associated with the purchase or sale of crude oil, feedstocks and finished grade fuel products at each of our segments; and
- Limiting the exposure to floating-interest rate fluctuations on our borrowings.

We primarily utilize OTC commodity swaps, generally with maturity dates of less than one year, and interest rate swap agreements to achieve these objectives. OTC commodity swap contracts require cash settlement for the commodity based on the difference between a fixed or floating price and the market price on the settlement date. Interest rate swap agreements economically hedge floating rate debt by exchanging interest rate cash flows, based on a notional amount from a floating rate to a fixed rate. We do not believe there is any material credit risk with respect to the counterparties to these contracts.

In accordance with ASC 815, certain of our OTC commodity swap contracts have been designated as cash flow hedges and the change in fair value between the execution date and the end of period has been recorded in other comprehensive income. The fair value of these contracts is recognized in income at the time the positions are closed and the hedged transactions are recognized in income.

From time to time, we also enter into futures contracts with supply vendors that secure supply of product to be purchased for use in the normal course of business at our refining and retail segments. These contracts are priced based on an index that is clearly and closely related to the product being purchased, contain no net settlement provisions and typically qualify under the normal purchase exemption from derivative accounting treatment under ASC 815.

The following table presents the fair value of our derivative instruments as of December 31, 2012 and 2011. The fair value amounts below are presented on a gross basis and do not reflect the netting of asset and liability positions permitted under our master netting arrangements, including cash collateral on deposit with our counterparties. We have elected to offset the recognized fair value amounts for multiple derivative instruments executed with the same counterparty in our financial statements. As a result, the asset and liability amounts below will not agree with the amounts presented in our consolidated balance sheets (in millions):

| | | As of December 31, 2012 | | As of December 31, 2011 | |
|---|---|---|---|---|---|
| **Derivative Type** | **Balance Sheet Location** | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| Derivatives not designated as hedging instruments: | | | | | |
| OTC commodity swaps | Other current assets | $ 1.5 | $ (2.1) | $ 0.7 | $ (1.4) |
| Interest rate swaps | Other long term liabilities | | (4.7) | | (4.2) |
| Derivatives designated as hedging instruments: | | | | | |
| OTC commodity swaps | Other current assets | 2.0 | (2.0) | 2.9 | — |
| | Total | $ 3.5 | $ (8.8) | $ 3.6 | $ (5.6) |

Gains (losses) recognized associated with derivatives not designated as hedging instruments for the years ended December 31, 2012, 2011 and 2010 are as follows (in millions):

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| **Derivative Type** | **Income Statement Location** | **2012** | **2011** | **2010** |
| OTC commodity swaps | Cost of goods sold | $ 3.3 | $ (3.2) | $ 4.8 |
| Interest rate swaps | Interest expense | (0.5) | (4.2) | — |
| | Total | $ 2.8 | $ (7.4) | $ 4.8 |

Gains (losses) on our derivatives designated as cash flow hedging instruments or the years ended December 31, 2012, 2011 and 2010 are as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| OTC commodity swaps: | | | |
| Loss recognized in OCI (effective portion) | $ (4.0) | $ (2.7) | $ — |
| Loss reclassified from accumulated OCI into cost of goods sold on closed positions (effective portion) | $ (1.1) | $ (5.5) | $ — |
| (Loss) gain recognized in cost of goods sold related to ineffectiveness | $ (0.8) | $ 0.1 | $ — |

For cash flow hedges, no component of the derivative instruments' gains or losses was excluded from the assessment of hedge effectiveness for the years ended December 31, 2012, 2011 and 2010. For the year ended December 31, 2012, gains of $0.4 million on cash flow hedges, primarily related to future purchases of crude oil and the associated sale of finished grade fuel, remain in accumulated other comprehensive income. We estimate that all of these deferred gains as of December 31, 2012 will be reclassified into cost of sales over the next 12 months as a result of hedged transactions that are forecasted to occur. For the years ended December 31, 2012, 2011 and 2010, there were no amounts reclassified from accumulated other comprehensive income into income as a result of the discontinuation of cash flow hedge accounting.

## 16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Delek's deferred tax assets and liabilities, reported separately in the accompanying consolidated financial statements, as of December 31, 2012 and 2011 are as follows (in millions):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| **Current Deferred Taxes:** | | |
| Self-insurance accruals | $ 2.3 | $ 2.9 |
| Environmental reserves | 0.4 | 1.1 |
| Other accrued reserves | 1.1 | 1.9 |
| Contingent liabilities | 0.1 | 0.7 |
| UNICAP | 2.8 | 0.6 |
| Valuation allowance | (0.6) | (1.0) |
| Total current deferred tax assets | 6.1 | 6.2 |
| **Non-Current Deferred Taxes:** | | |
| Depreciation and amortization | (181.3) | (178.3) |
| Net operating loss carryforwards | 5.7 | 6.6 |
| Straight-line lease expense | 1.8 | 1.7 |
| ASC 718 stock compensation | 4.2 | 5.5 |
| ASC 815 derivatives | 1.3 | 1.8 |
| Partnership investment | (5.3) | — |
| ARO liability | 1.4 | 1.5 |
| Deferred revenues | (16.1) | (17.3) |
| Environmental reserves | 4.1 | 3.7 |
| Other accrued reserves | 3.1 | 4.1 |
| Tax credit carryforwards | — | 1.1 |
| State bonus depreciation | 2.8 | 5.7 |
| Contingent liabilities | — | 1.8 |
| Other | (0.1) | (0.6) |
| Valuation allowance | (4.8) | (5.4) |
| Total non-current deferred tax liabilities | (183.2) | (168.1) |
| Total net deferred tax liabilities | $ (177.1) | $ (161.9) |

The total current deferred tax assets, excluding the valuation allowance, are $6.7 million and $7.2 million as of December 31, 2012 and 2011, respectively. The total non-current deferred tax assets and liabilities, respectively, excluding the valuation allowance, are $25.0 million and $203.4 million as of December 31, 2012 and $34.4 million and $197.1 million as of December 31, 2011.

The difference between the actual income tax expense and the tax expense computed by applying the statutory federal income tax rate to income from continuing operations is attributable to the following (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Provision for federal income taxes at statutory rate | $ 149.7 | $ 86.7 | $ (29.7) |
| State income taxes, net of federal tax provision | 11.4 | 4.5 | 0.5 |
| Credits | — | (0.3) | (0.2) |
| Goodwill impairment | — | 0.2 | — |
| Valuation allowance | — | (24.1) | 24.2 |
| Removal of Lion Oil minority investment | — | 24.1 | — |
| Minority interest | (1.1) | — | — |
| Other items | (8.4) | (6.4) | 0.2 |
| Income tax (benefit) expense | $ 151.6 | $ 84.7 | $ (5.0) |

Income tax (benefit) expense from continuing operations is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current | $ 135.8 | $ 38.9 | $ (0.3) |
| Deferred | 15.8 | 45.8 | (4.7) |
| | $ 151.6 | $ 84.7 | $ (5.0) |

Deferred income tax expense above is reflective of the changes in deferred tax assets and liabilities during the current period.

During the year ended December 31, 2012 and 2011, we recorded decreases to the valuation allowance of $1.0 million and $24.5 million, respectively. We carry valuation allowances against certain state deferred tax assets and net operating losses that may not be recoverable with future taxable income. During the year ended December 31, 2012, the restructuring of our business as a result of the DKL Offering resulted in the net decrease to our valuation allowance. During the year ended December 31, 2011, the Lion Acquisition resulted in the removal of the deferred tax asset related to the previously held minority investment in Lion Oil. The removal of the deferred tax asset also led to the removal of the $27.0 million valuation allowance associated with it, which consisted of $24.0 million for federal and $3.0 million for state.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes it is more likely than not Delek will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statement of operations.

Delek utilized all of its federal net operating loss carryforwards during 2011. State net operating loss carryforwards at December 31, 2012 totaled $164.5 million, the majority of which was subject to a valuation allowance and which include $39.5 million related to non-qualified stock option deductions. Delek has $1.1 million of state net operating losses that are set to expire between 2013 and 2014. Remaining net operating losses will begin expiring in 2015-2032. To the extent net operating loss carryforwards, when realized, relate to non-qualified stock option deductions, the resulting benefits will be credited to stockholders' equity.

Delek files a consolidated U.S. federal income tax return, as well as income tax returns in various state jurisdictions. Delek is no longer subject to U.S. federal income tax examinations by tax authorities for years through 2004. The Internal Revenue Service has examined Delek's income tax returns through the tax year ending 2009. Delek carried back the 2009 federal tax net operating loss to the 2005 and 2006 tax years, thus reopening those years for examination up to the amount of the refund claimed. Lion Oil carried back the April 30, 2010 federal tax net operating loss to the April 30, 2006, April 30, 2007, and April 30, 2008 tax years, thus reopening those years for examination up to the amount of the refund claimed. The Internal Revenue Service is currently evaluating Lion Oil's April 30, 2010 carryback claim.

ASC 740 provides a recognition threshold and guidance for measurement of income tax positions taken or expected to be taken on a tax return. ASC 740 requires the elimination of the income tax benefits associated with any income tax position where it is not "more likely than not" that the position would be sustained upon examination by the taxing authorities. During the years ending December 31, 2012 and 2011, respectively, an additional $0.1 million and $0.1 million of unrecognized tax benefits were recorded, while $0.2 million and a nominal amount of unrecognized tax benefits were settled.

Increases and decreases to the beginning balance of unrecognized tax benefits during the year ended December 31, 2012 and 2011 were as follows:

| | Federal Unrecognized Benefit | State Unrecognized Benefit | Total |
|---|---|---|---|
| As of December 31, 2010 | $ 0.1 | $ 0.5 | $ 0.6 |
| Net increase from current period tax positions | — | 0.1 | 0.1 |
| Decreases related to settlements of tax positions | — | — | — |
| As of December 31, 2011 | 0.1 | 0.6 | 0.7 |
| Net increase from current period tax positions | — | 0.1 | 0.1 |
| Decreases related to settlements of tax positions | — | (0.2) | (0.2) |
| As of December 31, 2012 | $ 0.1 | $ 0.5 | $ 0.6 |

The amount of the unrecognized benefit above that if recognized would change the effective tax rate is $0.6 million and $0.7 million as of December 31, 2012 and 2011, respectively.

Delek recognizes accrued interest and penalties related to unrecognized tax benefits as an adjustment to the current provision for income taxes. A nominal amount of interest was recognized related to unrecognized tax benefits during the years ended December 31, 2012, 2011 and 2010.

Uncertain tax positions have been examined by Delek for any material changes in the next 12 months and none are expected.

**17. Commitments and Contingencies**

***Litigation***

In the ordinary conduct of our business, we are from time to time subject to lawsuits, investigations and claims, including environmental claims and employee-related matters.

Lion Oil is party to a lawsuit involving a claim brought by a crude oil vendor. This lawsuit was filed prior to the Lion Acquisition and alleges that Lion Oil breached certain of its obligations under buy/sell agreements to exchange crude oil. The aggregate potential loss in this lawsuit ranges from zero to approximately $14.0 million, plus interest and legal fees. An amount was accrued related to this lawsuit as part of the Lion Acquisition, as discussed in Note 5.

Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, including civil penalties or other enforcement actions, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.

***Self-insurance***

Delek is self-insured for certain employees' medical claims up to $0.2 million per employee per year.

Delek is self-insured for workers' compensation claims up to $1.0 million on a per accident basis. We self-insure for general liability claims up to $4.0 million on a per occurrence basis. We self-insure for auto liability up to $4.0 million on a per accident basis.

We have umbrella liability insurance available to each of our segments in an amount determined reasonable by management.

***Rate Regulation of Petroleum Pipelines***

The rates and terms and conditions of service on certain of our pipelines may be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Interstate Commerce Act ("ICA") or by the state regulatory commissions in the states in which we transport crude oil and refined products, including the Railroad Commission of Texas, the Louisiana Public Service Commission, and the Arkansas Public Service Commission. We are evaluating the extent to which our pipelines are subject to such regulation. To the extent we determine that the rates and terms and conditions of service of our pipelines are subject to regulation, we intend to file tariffs with FERC or the appropriate state regulatory commissions, or, in certain cases, to seek waiver of the requirement to file tariffs, and to comply with all regulatory requirements imposed by those agencies.

FERC regulates interstate transportation under the ICA, the Energy Policy Act of 1992 and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including pipelines that transport crude oil and refined products in interstate commerce, be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC. Under the ICA, shippers may challenge new or existing rates or services. FERC is authorized to suspend the effectiveness of a challenged rate for up to seven months, though rates are typically not suspended for the maximum allowable period.

While FERC regulates rates for shipments of crude oil or refined products in interstate commerce, state agencies may regulate rates and service for shipments in intrastate commerce. We own pipeline assets in Texas, Arkansas, and Louisiana. In Texas, a pipeline, with some exceptions, is required to operate as a common carrier by publishing tariffs and providing transportation without discrimination. Arkansas provides that all intrastate oil pipelines are common carriers. In Louisiana, all pipelines conveying petroleum from a point of origin within the state to a destination within the state are declared common carriers. The Louisiana Public Service Commission is empowered with the authority to establish reasonable rates and regulations for the transport of petroleum by a common carrier, mandating public tariffs and providing of transportation without discrimination.

***Environmental Health and Safety***

We are subject to various federal, state and local environmental and safety laws enforced by agencies including the United States Environmental Protection Agency (the "EPA"), the U.S. Department of Transportation / Pipeline and Hazardous Materials Safety Administration, the Occupational Safety and Health Administration, the Texas Commission on Environmental Quality, the Railroad Commission of Texas, the Arkansas Department of Environmental Quality and the Tennessee Department of Environment and Conservation as well as other state and federal agencies. Numerous permits or other authorizations are required under these laws for the operation of our refineries, terminals, pipelines, USTs and related operations, and may be subject to revocation, modification and renewal.

These laws and permits raise potential exposure to future claims and lawsuits involving environmental and safety matters which could include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which we manufactured, handled, used, released or disposed, or that relate to pre-existing conditions for which we have assumed responsibility. We believe that our current operations are in substantial compliance with existing environmental and safety requirements. However, there have been and will continue to be ongoing discussions about environmental and safety matters between us and federal and state authorities, including notices of violations, citations and other enforcement actions, some of which have resulted or may result in changes to operating procedures and in capital expenditures. While it is often difficult to quantify future environmental or safety related expenditures, we anticipate that continuing capital investments and changes in operating procedures will be required for the foreseeable future to comply with existing and new requirements as well as evolving interpretations and more strict enforcement of existing laws and regulations.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of our ordinary operations, our various businesses generate waste, some of which falls within the statutory definition of a hazardous substance and some of which may have been disposed of at sites that may require future cleanup under Superfund. At this time, our El Dorado refinery has been named as a minor potentially responsible party at one site for which we believe future costs will not be material.

We carried a liability of approximately $12.4 million as of December 31, 2012 primarily related to the probable estimated costs of remediating or otherwise addressing certain environmental issues of a non-capital nature at the Tyler and El Dorado refineries. This liability includes estimated costs for on-going investigation and remediation efforts, which were already being performed by the former operators of the Tyler and El Dorado refineries prior to our acquisition of these facilities, for known contamination of soil and groundwater, as well as estimated costs for additional issues which have been identified subsequent to the purchase. We expect approximately $0.9 million of this amount to be reimbursable by a prior owner of the El Dorado refinery and have recorded $0.1 million in other current assets and $0.8 million in other non-current assets in our consolidated balance sheet as of December 31, 2012. Approximately $2.0 million of the liability is expected to be expended over the next 12 months with most of the balance expended by 2022. In the future we could be required to undertake additional investigations of our refineries, pipelines and terminal facilities or convenience stores, which could result in additional remediation liabilities.

Most of the cost of remediating releases from USTs in our retail segment is reimbursed by state reimbursement funds which are funded by a tax on petroleum products and subject to certain deductible amounts. As of December 31, 2012, the amount accrued for such UST related remediation is approximately $0.1 million.

Both the Tyler and El Dorado refineries have negotiated consent decrees, referred to as Global Refining Settlements, with the EPA and the United States Department of Justice (the "DOJ") regarding certain Clean Air Act requirements. The State of Arkansas is also a party to the El Dorado refinery consent decree. The El Dorado refinery consent decree was effective in June 2003 and the Tyler refinery consent decree became effective in September 2009. Neither consent decree alleges any violations by Delek pertaining to Delek's operation of the refineries, and the prior operators were responsible for payment of the assessed penalties. All capital projects required by the consent decrees have been completed; however, the consent decrees require certain on-going operational changes and work practices. Although the consent decrees will remain in force for several years, we believe any costs resulting from these changes and compliance with the consent decrees will not have a material adverse effect upon our business, financial condition or operations.

In 2008, the El Dorado refinery signed a Consent Administrative Order ("CAO") that was in effect through 2009 with the State of Arkansas with regard to wastewater discharges. In conjunction with three other area dischargers, including the city of El Dorado Water Utilities, the El Dorado refinery applied for and was granted a National Pollutant Discharge Elimination System permit for a combined discharge to the Ouachita River. In connection with the CAO, the El Dorado refinery and three other dischargers have designed, are constructing and will jointly operate an approximately 20 mile wastewater pipeline to convey the treated, commingled waste water to the Ouachita River. The U.S. Army Corps of Engineers has issued the required wetlands permits for construction of the pipeline and outfall structure, although environmental groups have threatened to file suit in an attempt to block the permits. We expect the pipeline to be completed in late 2013. The EPA was not a party to the Arkansas CAO and in late 2011 referred an enforcement action to the DOJ with regard to historical and on-going waste water discharges. We are in discussions with the EPA and the DOJ regarding penalties and interim actions and have accrued an amount expected to cover the penalty. We do not believe any such requirements would have a material adverse effect upon our business, financial condition or operations.

The EPA issued final rules for gasoline formulation that required the reduction of average benzene content by January 1, 2011 and the reduction of maximum annual average benzene content by July 1, 2012. We completed a project at the Tyler refinery in the fourth quarter 2010 to partially reduce gasoline benzene levels. However, it is necessary for us to purchase credits to fully comply with these content requirements for the Tyler refinery. Although credits were acquired that cover our 2011 obligation, there can be no assurance that such credits will be available in the future or that we will be able to purchase available credits at reasonable prices. Additional benzene reduction projects may be implemented to reduce or eliminate our need to purchase benzene credits depending on the availability and cost of credits. A project to reduce gasoline benzene levels was completed at the El Dorado refinery in June 2011 and credits generated by that refinery have been, and in the future can be, used to partially meet the Tyler refinery's credit requirement.

Various legislative and regulatory measures to address climate change and greenhouse gas ("GHG") emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of discussion or implementation. They include proposed and newly enacted federal regulation and state actions to develop statewide, regional or nationwide programs designed to control and reduce GHG emissions from fixed sources, such as our refineries, as well as mobile transportation sources. We are not aware of any state or regional initiatives for controlling GHG emissions that would affect our refineries. Although it is not possible to predict the requirements of any GHG legislation that may be enacted, any laws or regulations that have been or may be adopted to restrict or reduce GHG emissions will likely require us to incur increased operating and capital costs. The EPA also has indicated that it intends to regulate refinery GHG emissions from new and existing sources through a New Source Performance Standard ("NSPS"), although there is no firm proposal for such regulation.

In mid-2012 the EPA announced an industry-wide enforcement initiative directed at flaring operations and performance at refineries and petrochemical plants, although our refineries have not received any associated inquiries or requests for information and are not a party to any associated enforcement action at this time. In September 2012, the EPA finalized revisions to the NSPS for Petroleum Refineries (NSPS Subpart Ja) that primarily affects flares and process heaters. We believe our existing process heaters meet the applicable requirements. Affected flares have three years to comply with the new standard and it is likely the standard will impact the way some flares at our Tyler and El Dorado refineries are designed and/or operated. We are planning capital projects at our refineries related to flare compliance with NSPS Subpart Ja that will be implemented in 2014-2015. The EPA has also announced its intent to further regulate refinery air emissions, through additional NSPS and National Emission Standards for Hazardous Air Pollutants to be proposed in late 2013 but the EPA has not released enough information regarding these rules to estimate the potential cost for compliance.

Since the 2010 calendar year, EPA rules require us to report GHG emissions from our refinery operations and consumer use of fuel products produced at our refineries on an annual basis. While the cost of compliance with the reporting rule is not material, data gathered under the rule may be used in the future to support additional regulation of GHG. Effective January 2, 2011, the EPA began regulating GHG emissions from refineries and other major sources through the Prevention of Significant Deterioration and Federal Operating Permit (Title V) programs. While these rules do not impose any limits or controls on GHG emissions from current operations, emission increases from future projects or operational changes, such as capacity increases, may be impacted and required to meet emission limits or technological requirements such as Best Available Control Technologies.

In 2010, the EPA and the Department of Transportation's National Highway Traffic Safety Administration ("NHTSA") finalized new standards raising the required Corporate Average Fuel Economy of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016 and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy of medium and heavy duty trucks. In September 2012, the EPA and NHTSA finalized rules raising the CAFE and GHG standards for passenger vehicles beginning with 2017 model year vehicles and increasing to the equivalent of 54.5 mpg by 2025. Such increases in fuel economy standards and potential electrification of the vehicle fleet, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect profitability at our refineries, as well as at our convenience stores.

The Energy Independence and Security Act of 2007 ("EISA") increased the amounts of renewable fuel required to be blended into domestic transportation fuel supplies by the Energy Policy Act of 2005 to 32 billion gallons by 2022. The Renewable Fuel Standard - 2 rule ("RFS-2") finalized by the EPA in 2010 to implement EISA, requires that most refiners blend increasing amounts of biofuels with refined products, equal to approximately 9.2% of combined gasoline and diesel volume in 2012, increasing to 10.0% in 2013 and escalating annually to approximately 18% by 2022. Because the mandate requires specified volumes of biofuels, if the demand for motor fuels decreases in future years even higher percentages of biofuels may be required. Alternatively, credits, called Renewable Identification Numbers ("RINs") can be used instead of physically blending biofuels. The Tyler refinery began supplying a 10% ethanol gasoline blend (E-10) in January 2008 and biodiesel blends in June 2011. The El Dorado refinery completed projects at the truck loading rack in June 2011 to make E-10 available and in July 2012 to make biodiesel blends available. We are implementing additional projects at our refineries and terminals that will allow blending increasing amounts of ethanol and biodiesel into our fuels in future years.

The EPA is expected to propose and finalize Tier 3 gasoline rules in 2013, requiring a reduction in annual average gasoline sulfur content from 30 ppm to 10 ppm by late 2016. The rule will also likely require a reduction in the maximum per-gallon sulfur content from the current limit of 80 ppm, although the EPA has not indicated what that new limit will be. We anticipate that the Tyler refinery will meet these new limits with only minor operational changes, but capital projects may be required for additional sulfur removal capacity.

The EPA requested information pertaining to the November 2008 explosion and fire at the Tyler refinery and conducted an investigation under Section 114 of the Clean Air Act pertaining to our compliance with the chemical accident prevention standards. In late 2011, the EPA referred an enforcement action to the DOJ and we are in discussions with the EPA and the DOJ regarding what, if any, penalties and/or interim actions may be necessary.

***Vendor Commitments***

Our retail segment maintains an agreement with a significant vendor that requires the purchase of certain general merchandise exclusively from this vendor over a specified period of time. Additionally, we maintain agreements with certain fuel suppliers that contain terms which generally require the purchase of predetermined quantities of third-party branded fuel for a specified period of time. In certain fuel vendor contracts, penalty provisions exist if minimum quantities are not met.

***Letters of Credit***

As of December 31, 2012, Delek had in place letters of credit totaling approximately $181.9 million with various financial institutions primarily securing obligations with respect to its workers' compensation and general liability self-insurance programs, crude oil purchases for the refining segment, gasoline and diesel purchases for the logistics segment and fuel for our retail fuel and convenience stores. No amounts were outstanding under these letters of credit at December 31, 2012.

***Operating Leases***

Delek leases land, buildings, equipment and corporate office space under agreements expiring at various dates through 2037 after considering available renewal options. Many of these leases contain renewal options and require Delek to pay executory costs (such as property taxes, maintenance, and insurance). Lease expense for all operating leases for the years ended December 31, 2012, 2011 and 2010 totaled $16.7 million, $17.3 million, and $16.4 million, respectively.

The following is an estimate of our future minimum lease payments for operating leases having remaining noncancelable terms in excess of one year as of December 31, 2012 (in millions):

| | | |
|---|---|---|
| 2013 | $ | 15.0 |
| 2014 | | 12.2 |
| 2015 | | 10.5 |
| 2016 | | 10.2 |
| 2017 | | 9.9 |
| Thereafter | | 82.1 |
| Total future minimum rentals | $ | 139.9 |

## 18. Employees

***Workforce***

A portion of our workforce in the refining segment is represented by the United Steel, Paper and Forestry, Rubber Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. As of December 31, 2012, 165 operations and maintenance hourly employees and 35 truck drivers at the Tyler refinery were represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202. The Tyler operations and maintenance hourly employees are currently covered by a collective bargaining agreement which expires on January 31, 2015. The Tyler truck drivers are currently covered by a collective bargaining agreement that expires on March 1, 2015. As of December 31, 2012, 174 operations and maintenance hourly employees at the El Dorado refinery were represented by the International Union of Operating Engineers and its Local 381. These employees are covered by a collective bargaining agreement which expires on August 1, 2014. None of our employees in our marketing or retail segments or in our corporate office are represented by a union. We consider our relations with our employees to be satisfactory.

***401(k) Plan***

We sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Wells Fargo Bank, N.A. Employees must be at least 21 years of age and have 45 days of service to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis by us up to a maximum of 6% of eligible compensation. Eligibility for the company matching contribution begins on the first of the month following one year of employment. For the years ended December 31, 2012, 2011 and 2010, the 401(k) expense recognized was $3.4 million, $1.9 million, and $1.7 million, respectively.

## 19. Related Party Transactions

At December 31, 2012, through certain of its subsidiaries, Delek Group beneficially owned approximately 52.9% of our outstanding common stock. As a result, Delek Group and its controlling stockholder, Mr. Itshak Sharon (Tshuva), have the requisite voting power to control the election of our directors, influence our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

On September 28, 2010, Delek executed the Petroleum Note in the principal amount of $44.0 million, replacing a note with Delek Petroleum in the original principal amount of $65.0 million. Delek Petroleum is a wholly owned subsidiary of Delek Group. The Petroleum Note was amended in April 2011 to extend the maturity date from January 1, 2012 to January 1, 2013. On September 25, 2012, the remaining principal outstanding under the Petroleum Note was paid in full. As of December 31, 2012, no obligations remain outstanding under the Petroleum Note.

On April 28, 2011, Delek executed a Subordinated Note with Delek Petroleum in the principal amount of $40.0 million. The Subordinated Note matures on December 31, 2017 and is subordinated to the Term Loan Facility. On September 25, 2012, the remaining principal outstanding under the Subordinated note was prepaid in full. As of December 31, 2012, no obligations remain outstanding under the Subordinated Note.

Effective January 1, 2006, Delek entered into a management and consulting agreement with Delek Group, pursuant to which key management personnel of Delek Group provide management and consulting services to Delek, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and continues thereafter until either party terminates the agreement upon 30 days' advance notice. As compensation, the agreement provides for payment to Delek Group of $125 thousand per calendar quarter payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred. An amended and restated management and consulting agreement dated May 1, 2011 was executed with Delek Group in the second quarter 2011. Under the amended agreement, the fee payable to Delek Group increased to $150 thousand per calendar quarter effective April 1, 2011.

## 20. Selected Quarterly Financial Data (Unaudited)

Quarterly financial information for the years ended December 31, 2012 and 2011 is summarized below. The quarterly financial information summarized below has been prepared by Delek's management and is unaudited (in millions, except per share data).

| | For the Three Month Periods Ended | | | |
|---|---|---|---|---|
| | March 31, 2012 | June 30, 2012 | September 30, 2012 (Revised) [1] | December 31, 2012 |
| Net sales | $ 2,170.4 | $ 2,134.2 | $ 2,237.6 | $ 2,184.5 |
| Operating income | $ 85.0 | $ 116.7 | $ 156.4 | $ 115.0 |
| Net income (loss) | $ 46.2 | $ 67.8 | $ 94.5 | $ 67.5 |
| Net income (loss) attributable to Delek | $ 46.2 | $ 67.8 | $ 94.5 | $ 64.3 |
| Basic (loss) earnings per share | $ 0.79 | $ 1.16 | $ 1.70 | $ 1.08 |
| Diluted (loss) earnings per share | $ 0.79 | $ 1.15 | $ 1.67 | $ 1.06 |

| | For the Three Month Periods Ended | | | |
|---|---|---|---|---|
| | March 31, 2011 | June 30, 2011 | September 30, 2011 | December 31, 2011 |
| Net sales | $ 1,143.5 | $ 1,848.7 | $ 2,205.0 | $ 2,001.0 |
| Operating (loss) income | $ 35.3 | $ 99.3 | $ 148.1 | $ 3.4 |
| Net (loss) income | $ 16.9 | $ 64.1 | $ 88.4 | $ (6.0) |
| Net income (loss) attributable to Delek | $ 16.9 | $ 62.1 | $ 85.3 | $ (6.0) |
| Basic (loss) earnings per share | $ 0.31 | $ 1.09 | $ 1.47 | $ (0.10) |
| Diluted (loss) earnings per share | $ 0.31 | $ 1.08 | $ 1.46 | $ (0.10) |

(1) The amounts for third quarter of 2012 have been revised due to an immaterial correction of error related to inventory and cost of goods sold for Lion Oil Company, which is reported as a component of our refining segment. We recorded adjustments that decreased operating income in the third quarter of 2012 by $9.1 million ($5.8 million, net of tax). This revision decreased net income attributable to Delek by $5.8 million in the third quarter of 2012. In addition, the adjustment decreased current assets by $9.1 million and decreased current liabilities by $3.3 million in the third quarter of 2012. We have concluded that these adjustments are not material to the consolidated balance sheets or statements of operations for the third and fourth quarters of 2012.

## 21. Subsequent Events

### *Dividend Declaration*

On February 6, 2013, Delek's board of directors voted to declare a quarterly cash dividend of $0.10 per share, payable on March 19, 2013, to stockholders of record on February 26, 2013. On March 5, 2013, Delek's board of directors voted to declare a special cash dividend of $0.10 per share, payable on April 16, 2013, to stockholders of record on March 26, 2013.

## SCHEDULE I

**Delek US Holdings, Inc.**
**Parent Company Only**
**Condensed Balance Sheets**

| | December 31, | | | |
|---|---|---|---|---|
| | 2012 | | 2011 | |
| | (In millions, except share and per share data) | | | |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 161.7 | $ | 71.2 |
| Accounts receivable | | — | | 0.5 |
| Interest receivable from subsidiaries | | 2.6 | | 1.6 |
| Income tax receivable from subsidiaries | | 27.0 | | 9.8 |
| Other current assets | | 2.4 | | 2.0 |
| Total current assets | | 193.7 | | 85.1 |
| Property, plant and equipment: | | | | |
| Property, plant and equipment | | 15.5 | | 6.1 |
| Less: accumulated depreciation | | (1.3) | | (0.4) |
| Property, plant and equipment, net | | 14.2 | | 5.7 |
| Notes receivable from related parties | | 45.0 | | 45.0 |
| Investment in subsidiaries | | 905.0 | | 727.3 |
| Deferred tax asset | | 5.1 | | 2.0 |
| Other non-current assets | | 0.5 | | 0.5 |
| Total assets | $ | 1,163.5 | $ | 865.6 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 8.0 | $ | 3.0 |
| Accounts payable to subsidiaries | | 75.9 | | 58.3 |
| Note payable to related party | | — | | 6.0 |
| Current portion of long-term debt and capital lease obligations | | 17.2 | | 16.3 |
| Accrued expenses and other current liabilities | | 9.6 | | 2.8 |
| Total current liabilities | | 110.7 | | 86.4 |
| Non-current liabilities: | | | | |
| Long-term debt and capital lease obligations, net of current portion | | 24.2 | | 51.5 |
| Note payable to related party | | — | | 60.5 |
| Notes payable to subsidiaries | | 128.6 | | 13.6 |
| Other non-current liabilities | | 0.7 | | 0.2 |
| Total non-current liabilities | | 153.5 | | 125.8 |
| Shareholders' equity: | | | | |
| Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding | | | | — |
| Common stock, $0.01 par value, 110,000,000 shares authorized, 59,619,548 shares and 58,036,427 shares issued and outstanding at December 31, 2012 and 2011, respectively | | 0.6 | | 0.6 |
| Additional paid-in capital | | 366.9 | | 356.9 |
| Accumulated other comprehensive income | | 0.4 | | 1.8 |
| Retained earnings | | 531.4 | | 294.1 |
| Total shareholders' equity | | 899.3 | | 653.4 |
| Total liabilities and shareholders' equity | $ | 1,163.5 | $ | 865.6 |

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-10 of this Form 10-K are an integral part of these condensed financial statements.

**Delek US Holdings, Inc.**
**Parent Company Only**
**Condensed Statements of Operations**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| | | (In millions) | |
| Net sales | $ — | $ — | $ — |
| Operating costs and expenses: | | | |
| Cost of goods sold | (2.1) | (1.5) | — |
| General and administrative expenses | 31.1 | 28.9 | 11.4 |
| Depreciation and amortization | 0.9 | 0.1 | 0.1 |
| Total operating costs and expenses | 29.9 | 27.5 | 11.5 |
| Operating loss | (29.9) | (27.5) | (11.5) |
| Interest expense | 5.1 | 7.2 | 2.7 |
| Net interest expense (income) from related parties | 2.8 | 3.4 | (2.5) |
| (Earnings) loss from investment in subsidiaries | (289.6) | (171.6) | 8.8 |
| (Gain) loss on investment in Lion Oil | — | (12.9) | 60.0 |
| Total non-operating (income) expenses, net | (281.7) | (173.9) | 69.0 |
| Income (loss) before income taxes | 251.8 | 146.4 | (80.5) |
| Income tax benefit | (21.0) | (11.9) | (0.6) |
| Net income (loss) | $ 272.8 | $ 158.3 | $ (79.9) |

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-10 of this Form 10-K are an integral part of these condensed financial statements.

**Delek US Holdings, Inc.**
**Parent Company Only**

## Condensed Consolidated Statements of Comprehensive Income

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In millions) | |
| Net income (loss) attributable to Delek | $ 272.8 | $ 158.3 | $ (79.9) |
| Other comprehensive income: | | | |
| Net unrealized (loss) gain on derivative instruments, net of tax (benefit) expense of $(0.7) million and $0.9 million and ineffectiveness of $0.8 million and $(0.1) million for the years ended December 31, 2012 and 2011, respectively | (1.4) | 1.8 | — |
| Comprehensive income (loss) | $ 271.4 | $ 160.1 | $ (79.9) |

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-10 of this Form 10-K are an integral part of these condensed financial statements.

**Delek US Holdings, Inc.**
**Parent Company Only**
**Condensed Statements of Cash Flows**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (In millions) | |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ 272.8 | $ 158.3 | $ (79.9) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 0.9 | 0.1 | 0.1 |
| Amortization of deferred financing costs | 0.3 | 1.5 | 0.3 |
| Deferred income taxes | (3.1) | 1.5 | (0.1) |
| (Gain) loss on investment in Lion Oil | — | (12.9) | 60.0 |
| Stock-based compensation expense | 3.8 | 0.7 | 0.2 |
| Income tax benefit of stock-based compensation | 8.2 | 0.2 | — |
| (Income) loss from subsidiaries | (289.6) | (171.6) | 8.8 |
| Changes in assets and liabilities, net of acquisitions: | | | |
| Accounts receivable, net | 0.5 | (0.5) | — |
| Inventories and other current assets | (15.8) | (9.7) | 38.5 |
| Receivables and payables from related parties | 16.6 | (8.9) | (26.9) |
| Accounts payable and other current liabilities | 10.4 | 5.2 | (0.4) |
| Non-current assets and liabilities, net | 0.6 | (0.1) | (0.1) |
| Net cash provided by (used in) operating activities | 5.6 | (36.2) | 0.5 |
| **Cash flows from investing activities:** | | | |
| Business combinations | — | (31.0) | — |
| Purchase of non-controlling interest in subsidiaries | — | (13.0) | — |
| Purchase of property, plant and equipment | (9.4) | (3.9) | (0.1) |
| Investment in subsidiaries | (23.5) | (14.7) | (0.5) |
| Dividends from subsidiaries | 83.1 | 110.7 | 16.7 |
| Distributions from subsidiaries | 50.0 | — | — |
| Net repayments of notes receivable from subsidiaries | — | 25.9 | 19.3 |
| Net cash provided by investing activities | 100.2 | 74.0 | 35.4 |
| **Cash flows from financing activities:** | | | |
| Proceeds from revolver | 8.5 | — | 36.0 |
| Payments on revolver | (4.5) | — | (36.0) |
| Proceeds from note payable to related party | — | 40.0 | — |
| Repayment of note payable to related party | (66.5) | (17.5) | (21.0) |
| Proceeds from notes payable to subsidiaries | 136.0 | 13.6 | — |
| Repayment of note payable to subsidiaries | (21.0) | — | — |
| Proceeds from other debt instruments | — | — | 50.0 |
| Repayments of other debt instruments | (30.4) | (7.2) | (50.0) |
| Proceeds from exercise of stock options | 6.7 | 2.6 | (2.5) |
| Income tax benefit of stock-based compensation | (8.2) | — | — |
| Dividends paid | (35.5) | (19.5) | (8.4) |
| Deferred financing costs paid | (0.4) | (1.6) | (0.3) |
| Net cash (used in) provided by financing activities | (15.3) | 10.4 | (32.2) |
| **Net increase (decrease) in cash and cash equivalents** | 90.5 | 48.2 | 3.7 |
| Cash and cash equivalents at the beginning of the period | 71.2 | 23.0 | 19.3 |
| Cash and cash equivalents at the end of the period | $ 161.7 | $ 71.2 | $ 23.0 |
| | | | |
| **Non-cash investing activity:** | | | |
| Note receivable from subsidiary | $ — | $ 45.0 | $ — |
| Forgiveness of note receivable from subsidiary | $ — | $ — | $ 67.8 |

The "Notes to Consolidated Financial Statements" of Delek US Holdings, Inc., beginning on page F-10 of this Form 10-K are an integral part of these condensed financial statements.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delek US Holdings, Inc.

By: /s/ Assaf Ginzburg
Assaf Ginzburg
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by or on behalf of the following persons on behalf of the registrant and in the capacities indicated on March 11, 2013:

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Director (Chairman), President and Chief Executive Officer
(Principal Executive Officer)

/s/ Gabriel Last*
Gabriel Last
Director

/s/ Asaf Bartfeld*
Asaf Bartfeld
Director

/s/ Carlos E. Jorda*
Carlos E. Jorda
Director

/s/ Shlomo Zhohar*
Shlomo Zhohar
Director

/s/ Philip L. Maslowe*
Philip L. Maslowe
Director

/s/ Charles H. Leonard*
Charles H. Leonard
Director

/s/ Assaf Ginzburg
Assaf Ginzburg
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*By: /s/ Assaf Ginzburg
Assaf Ginzburg
Individually and as Attorney-in-Fact

**EXHIBIT INDEX**

| Exhibit No. | | Description |
|---|---|---|
| 2.1 | † | Stock Purchase Agreement dated March 17, 2011, by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on May 4, 2011). |
| 2.2 | † | First Amendment dated April 29, 2011 to Stock Purchase Agreement dated March 17, 2011 by and among Ergon, Inc., Lion Oil Company and Delek US Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed on May 4, 2011). |
| 2.3 | | Contribution, Conveyance and Assumption Agreement, dated November 7, 2012, by and among Delek Logistics Partners, LP, Delek Logistics GP, LLC, Delek Logistics Operating, LLC, Delek Crude Logistics, LLC, Delek US Holdings, Inc., Delek Marketing & Supply, LLC, Delek Marketing and Supply, LP, Lion Oil Company and Delek Logistics Services Company (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on November 14, 2012). |
| 3.1 | | Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 3.2 | | Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 4.1 | | Specimen common stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675) |
| 4.2 | | Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.1 | * | Employment Agreement dated as of May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 6, 2009). |
| 10.1(a) | * | First Amendment dated August 7, 2012 to Employment Agreement dated May 1, 2009 by and between Delek US Holdings, Inc. and Ezra Uzi Yemin (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 8, 2012). |
| 10.2 | * | Employment Agreement dated August 7, 2012 by and between Delek US Holdings, Inc. and Donald N. Holmes (incorporated by reference to the Exhibit 10.2 to the Company's Form 10-Q filed on November 8, 2012). |
| 10.3 | * | Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.4 | | Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.5(k) to the Company's Form 10-K filed on March 12, 2010). |
| 10.4(a) | | First Amendment dated December 23, 2010 to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on December 29, 2010). |
| 10.4(b) | | Second Amendment, dated as of March 30, 2012, to Second Amended and Restated Credit Agreement dated as of December 10, 2009 between MAPCO Express, Inc. as borrower, Fifth Third Bank as arranger and administrative agent, Bank Leumi USA as co-administrative agent, SunTrust Bank as syndication agent and the lenders from time to time parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 4, 2012). |
| 10.5 | | Asset-backed revolving Credit Agreement dated February 23, 2010 by and between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on February 25, 2010). |
| 10.5(a) | | First Amendment dated April 29, 2011 to asset-backed revolving Credit Agreement dated February 23, 2010 between Delek Refining, Ltd. as borrower and a consortium of lenders including Wells Fargo Capital Finance, LLC as administrative agent (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 5, 2011). |

| | | |
|---|---|---|
| 10.6 | * | Delek US Holdings, Inc. 2006 Long-Term Incentive Plan (as amended through May 4, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 7, 2010). |
| 10.6(a) | * | Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.13(a) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(b) | * | Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(b) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(c) | * | Officer Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.13(c) to the Company's Registration Statement on Form S-1/A, filed on April 20, 2006, SEC File No. 333-131675). |
| 10.6(d) | * | Director Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2010). |
| 10.6(e) | * | Employee Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2010). |
| 10.7 | | First Amended and Restated Management and Consulting Agreement, dated as of May 1, 2011, by and between Delek Group Ltd. and Delek US Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.8 | | Omnibus Agreement, dated November 7, 2012, by and among Delek US Holdings, Inc., Delek Refining, Ltd., Lion Oil Company, Delek Logistics Partners, LP, Paline Pipeline Company, LLC, SALA Gathering Systems, LLC, Magnolia Pipeline Company, LLC, El Dorado Pipeline Company, LLC, Delek Crude Logistics, LLC, Delek Marketing-Big Sandy, LLC, Delek Logistics Operating, LLC and Delek Logistics GP, LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 14, 2012). |
| 10.9 | | Revolving Credit Agreement, dated November 7, 2012, by and among Delek Logistics Partners, LP, Delek Logistics Operating, LLC, Delek Marketing GP, LLC, Delek Marketing & Supply, LP, Delek Crude Logistics, LLC, Delek Marketing-Big Sandy, LLC, Magnolia Pipeline Company, LLC, El Dorado Pipeline Company, LLC, SALA Gathering Systems, LLC, and Paline Pipeline Company, LLC and Fifth Third Bank, as administrative agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 14, 2012). |
| 10.10 | | Pipelines and Tankage Agreement, dated November 7, 2012, by and between Delek Refining, Ltd. and Delek Crude Logistics, LLC (incorporated by reference to the Exhibit 10.4 to the Company's Form 8-K filed on November 14, 2012). |
| 10.11 | | Pipelines and Storage Facilities Agreement, dated November 7, 2012, by and among Lion Oil Company, Delek Logistics Partners, LP, SALA Gathering Systems, LLC, El Dorado Pipeline Company, LLC, Magnolia Pipeline Company, LLC and J. Aron & Company (incorporated by reference to the Exhibit 10.5 to the Company's Form 8-K filed on November 14, 2012). |
| 10.12 | * | Employment Agreement dated as of July 1, 2011 by and between Delek US Holdings, Inc. and Assaf Ginzburg (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.13 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Frederec Green (incorporated by reference to Exhibit 10.14 to the Company's Form 10-K filed on March 14, 2012). |
| 10.14 | * | Employment Agreement dated as of May 26, 2011 by and between MAPCO Express, Inc. and Igal P. Zamir (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.15 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Mark B. Cox (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 14, 2012). |
| 10.15(a) | § * | Separation of Employment / General Release dated January 18, 2013 by and between Delek US Holdings, Inc. and Mark B. Cox. |
| 10.16 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Harry P. (Pete) Daily (incorporated by reference to Exhibit 10.17 to the Company's Form 10-K filed on March 14, 2012). |
| 10.17 | * | Employment Agreement dated as of November 1, 2011 by and between Delek US Holdings, Inc. and Kent B. Thomas (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K filed on March 14, 2012). |

| | | |
|---|---|---|
| 10.18 | ‡ | Master Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company, and Lion Oil Company and Lion Oil Trading & Transportation, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.18(a) | ‡ | Supplemental Agreement dated October 14, 2011 to Supply and Offtake Agreement dated April 29, 2011 between J. Aron & Company, and Lion Oil Company and Lion Oil Trading & Transportation, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.19 | ‡ | Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to the Exhibit 10.5 to the Company's Form 10-Q filed on August 5, 2011). |
| 10.19(a) | | First Amendment dated July 28, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 9, 2011). |
| 10.19(b) | § | Second Amendment dated November 7, 2011 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 10.19(c) | § | Third Amendment dated November 7, 2012 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 10.19(d) | § | Fourth Amendment dated January 25, 2013 to Financing Agreement dated April 29, 2011 in the principal amount of $100 million between Lion Oil Company as borrower, subsidiaries of Lion Oil Company as guarantors and Israel Discount Bank of New York, Bank Hapoalim B.M. and Bank Leumi USA as lenders. |
| 21.1 | § | Subsidiaries of the Registrant |
| 23.1 | § | Consent of Ernst & Young LLP |
| 24.1 | § | Power of Attorney |
| 31.1 | § | Certification of the Company's Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act. |
| 31.2 | § | Certification of the Company's Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) under the Securities Exchange Act. |
| 32.1 | § | Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | § | Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101 | ^ | The following materials from Delek US Holdings, Inc.'s Annual Report on Form 10-K for the annual period ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011, (ii) Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2012 and 2011, (iii) Condensed Consolidated Statements of Cash Flows for the three months and year ended December 31, 2012 and 2011, and (iv) Notes to Condensed Consolidated Financial Statements, tagged as blocks of text. |
| | | |
| * | | Management contract or compensatory plan or arrangement. |
| § | | Filed herewith. |
| † | | Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to supplementally furnish a copy of any of the omitted schedules to the United States Securities and Exchange Commission upon request. |
| ‡ | | Confidential treatment has been requested and granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions have been filed separately with the United States Securities and Exchange Commission. |

| ^ | | Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections. |
|---|---|---|

**Exhibit 21.1**

**Delek US Holdings, Inc.**
**Subsidiaries of the Registrant***

| Company Name: | State of Incorporation: |
|---|---|
| MAPCO Express, Inc. | DE |
| Gasoline Associated Services, Inc. | AL |
| Liberty Wholesale Co., Inc. | AL |
| Delek Refining, Inc. | DE |
| Delek U.S. Refining GP, LLC | TX |
| Delek Refining, Ltd. | TX |
| Lion Oil Company | AR |
| Lion Oil Trading & Transportation, LLC | TX |
| J. Christy Construction Co., Inc. | AR |
| Delek Marketing & Supply, LLC | DE |
| Delek Logistics Services Company | DE |
| Delek Logistics GP, LLC | DE |
| Delek Logistics Partners, LP | DE |
| Delek Logistics Operating, LLC | DE |
| Delek Marketing & Supply, LP | DE |
| Delek Marketing GP, LLC | DE |
| Delek Crude Logistics, LLC | TX |
| Delek Marketing-Big Sandy, LLC | TX |
| Paline Pipeline Company, LLC | TX |
| Magnolia Pipeline Company, LLC | DE |
| SALA Gathering Systems, LLC | TX |
| El Dorado Pipeline Company, LLC | DE |
| Delek Finance, Inc. | DE |
| Delek Renewables, LLC | DE |
| Delek Rail Logistics, LLC | TX |
| MAPCO Fleet, Inc. | DE |
| NTI Investments, LLC** | DE |

*Certain subsidiaries are omitted from the list that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary under Item 601(b)(21)(ii) of Regulation S-K.
**Fifteen subsidiaries of NTI Investments, LLC have been omitted that, as of December 31, 2012, operate in the United States in the same line of business as NTI Investments, LLC.

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-171598) pertaining to the Shelf Registration Statement of Delek US Holdings, Inc.,

(2) Registration Statement (Form S-8 No. 333-167052) pertaining to the 2006 Long-Term Incentive Plan of Delek US Holdings, Inc., and

(3) Registration Statement (Form S-8 No. 333-134495) pertaining to the 2006 Long-Term Incentive Plan and the Executive Employment Agreement Share Purchase Rights of Delek US Holdings, Inc.,

of our reports dated March 11, 2013, with respect to the consolidated financial statements and schedule of Delek US Holdings, Inc., and the effectiveness of internal control over financial reporting of Delek US Holdings, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 11, 2013

**EXHIBIT 24.1**

# POWER OF ATTORNEY

Know all men by these presents, that the undersigned directors of Delek US Holdings, Inc., a Delaware corporation, do and each of them does, hereby constitute and appoint EZRA UZI YEMIN and ASSAF GINZBURG, his or her true and lawful attorneys-in-fact and agents, and each of them with full power to act without the others, for him or her and in his or her name, place and stead, to sign the Delek US Holdings, Inc. Form 10-K for the year ended December 31, 2012 and any and all future amendments thereto; and to file said Form 10-K and any such amendments with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

This power of attorney may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

In witness whereof, the undersigned have hereunto set their hands and seals as of the date set forth below.

/s/ Ezra Uzi Yemin
Ezra Uzi Yemin
Date: March 5, 2013

/s/ Gabriel Last
Gabriel Last
Date: March 5, 2013

/s/ Asaf Bartfeld
Asaf Bartfeld
Date: March 5, 2013

/s/ Sholmo Zhohar
Sholmo Zhohar
Date: March 5, 2013

/s/ Philip L. Maslowe
Philip L. Maslowe
Date: March 5, 2013

/s/ Charles H. Leonard
Charles H. Leonard
Date: March 5, 2013

/s/ Carlos E. Jordá
Carlos E. Jordá
Date: March 5, 2013

**Exhibit 31.1**

**Certification by Chief Executive Officer pursuant to**
**Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934,**
**As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Ezra Uzi Yemin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 11, 2013

**Exhibit 31.2**

**Certification by Chief Financial Officer pursuant to**
**Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934,**
**As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Assaf Ginzburg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Delek US Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Assaf Ginzburg

Assaf Ginzburg

Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2013

**Exhibit 32.1**

**Certification Pursuant to**

**18 U.S.C. Section 1350,**

**as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the year ended ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ezra Uzi Yemin, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Ezra Uzi Yemin

Ezra Uzi Yemin,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 11, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

## Certification Pursuant to
## 18 U.S.C. Section 1350,
## as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Delek US Holdings, Inc. (the "Company") on Form 10-K for the quarter ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Assaf Ginzburg, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, and to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Assaf Ginzburg

Assaf Ginzburg,

Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 11, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained and furnished to the Securities and Exchange Commission or its staff upon request.

# CORPORATE AND SHAREHOLDER INFORMATION

## Board of Directors

Ezra Uzi Yemin

Gabriel Last

Asaf Bartfeld

Shlomo Zohar

Carlos E. Jordá

Charles H. Leonard

Philip L. Maslowe

## Senior Management

Ezra Uzi Yemin
Chairman, President &
Chief Executive Officer,
Delek US Holdings

Assi Ginzburg
Executive Vice President &
Chief Financial Officer,
Delek US Holdings

Frederec Green
President & Chief Operating Officer,
Delek Refining, Lion Oil Company
Executive Vice President,
Delek US Holdings

Igal Zamir
President, MAPCO Express
Executive Vice President,
Delek US Holdings

Pete Daily
Executive Vice President,
Delek US Holdings

Kent Thomas
Executive Vice President,
General Counsel & Secretary,
Delek US Holdings

Donald Holmes
Executive Vice President
of Human Resources,
Delek US Holdings

## Other Information

Headquarters
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: DK

Annual Meeting
May 7, 2013, 2:00 p.m. Central Time
Drury Plaza Hotel
1874 West McEwen Drive
Franklin, TN 37067

Auditors
Ernst & Young, LLP
Nashville, TN

Transfer Agent
American Stock Transfer &
Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Form 10-K
The Company's annual report on Form 10-K, which is filed with the Securities and Exchange Commission, is available upon request and may be obtained by contacting the Company's investor relations department.

Investor Relations Contact
Keith Johnson
Vice President, Investor Relations
Direct: 615-435-1366
Email: keith.johnson@delekus.com

**SAFE HARBOR PROVISIONS REGARDING FORWARD-LOOKING STATEMENTS**

This annual report contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects and opportunities and other statements, concerns, or matters that are not historical facts are "forward-looking statements," as that term is defined under the federal securities laws.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions; our competitive position and the effects of competition; the projected growth of the industries in which we operate; changes in the scope, costs, and/or timing of capital and maintenance projects; losses from derivative instruments; general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States; potential conflicts of interest between our majority stockholder and other stockholders; and other risks contained in our filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at, or by which such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Delek US undertakes no obligation to update or revise any such forward-looking statements.

DESIGN BY DIX & EATON

DELEK US HOLDINGS

7102 Commerce Way
Brentwood, TN 37027
www.delekus.com


Delek
US